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DAT : 10/20/06

Securitas AB
Annual Report 2005

SECURITAS





Contents

Ricky Harris has worked at Securitas for six years, most recently as a Security Officer at Merrill Lynch, one of the world's leading financial institutions, at the World Financial Center in New York. Every day Securitas welcomes and protects thousands of employees and visitors through guarding, receptionist services and screening.

Note to readers

Securitas AB is a Swedish public company with its registered office in Stockholm. Corporate registration number: 556302-7241. All figures are in Swedish kronor, abbreviated SEK. Millions of Swedish kronor is abbreviated MSEK, billions of Swedish kronor is abbreviated BSEK, millions of U.S. dollars is abbreviated MUSD, and millions in local currency is abbreviated MLOC. Figures in parentheses refer to 2004 unless otherwise indicated. Figures for 2005 refer to reporting according to IFRS. For 2004, comparative figures are stated according to IFRS or according to Swedish GAAP. For 2003 and earlier years, figures always refer to Swedish GAAP. Facts about markets and competitive circumstances are Securitas' own assessments, unless a specific source is cited. This annual report contains forward-looking information based on Securitas' expectations on the publication date. No guarantees can be provided that these expectations will be fulfilled.


Sales per region
BSEK
30
25
20
15
10
5
0
USA
Europe excl. the Nordic countries
Nordic countries
Rest of the world

A world leader in security

In the last 20 years, Securitas has grown through organic sales growth and acquisitions to become the world's largest focused security company, with sales of MSEK 66,014 and about 217,000 employees. Securitas has operations in more than 20 countries, mainly in Europe and North America. The drivers behind this development have been a strict focus on security, customer segmentation and service specialization, along with a strong entrepreneurial spirit and sense of ownership.

The Group is currently organized in five specialized divisions: Security Services USA and Security Services Europe for guarding solutions, Securitas Systems for systems integration, Direct for high-security monitoring and assistance for homes and small businesses, and Cash Handling Services for transportation and cash management. The Group has a global market share of 8 percent, where Europe and North America represent 75 percent of the total market. Securitas has been listed on the Stockholm Stock Exchange since 1991 and had a market capitalization of MSEK 55,000 as of February 16, 2006.


Sales and organic sales growth
Sales, BSEK
Organic sales growth, %
Operating income and operating margin
Operating income, BSEK
Operating margin, %
Capital employed
and return on capital employed
Capital employed, BSEK
Return on capital employed, %
Earnings and dividend per share
Earnings per share, SEK
Dividend per share, SEK
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

1991-1993 including Securitas Lock Group/Assa.
2004 adjusted for introduction of IFRS.





Divisions

Security Services USA, page 42

A complete offer of specialized services for permanent guarding and mobile services, special events, consulting and investigation. Securitas is the market leader in guarding services in the USA. Operations are developed for medium and large regional customers, as well as nationwide and global customers, with an organization divided into 13 regions, 100 areas and 650 branch offices.

Market share: 17 %.

Security Services Europe, page 48

Complete security solutions for both large and small customers. The business is divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. The division is active in 19 countries. The flat organization is split into 145 areas and 895 branches. An increasing share of specialized and value-added services characterizes operations.

Market share: 17 %.

Securitas Systems, page 54

Securitas Systems is a security systems integrator which offers complete security solutions for customers with high security demands within market segments such as banking, industry and retail. The services are based on modern technology and concepts include access control, video surveillance, and intrusion and fire alarm systems. Securitas Systems operates in 12 countries in Europe and in the USA with a strong, country-focused organization for sales and deliveries to selected customer segments.

Market share: 2 %.

Direct, page 60

Direct provides high security solutions for homes and small businesses, a comprehensive service with 24-hour monitoring and assistance service. The alarm product includes installation, secure transmission and advanced verification, and is designed for ease of use. Added value is created in the form of a user-friendly service with a high level of security at a reasonable price. Operations span nine European countries.

Market share: 11 %.

Cash Handling Services, page 66

Cash Handling Services offers secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 branch offices in ten Europe countries and in the USA.

Market share: 18 %.

	Sales	Operating income	Total capital employed	Average no. of employees
Security Services USA	MSEK 21,616 (32%)	MSEK 1,080 (25%)	MSEK 8,250 (30%)	103,000 (47%)
Security Services Europe	MSEK 24,996 (38%)	MSEK 1,873 (43%)	MSEK 7,308 (27%)	88,000 (40%)
Securitas Systems	MSEK 5,798 (9%)	MSEK 669 (15%)	MSEK 3,547 (13%)	5,000 (2%)
Direct	MSEK 2,706 (4%)	MSEK 258 (6%)	MSEK 1,209 (5%)	3,000 (2%)
Cash Handling Services	MSEK 11,561 (17%)	MSEK 680 (16%)	MSEK 5,295 (20%)	20,000 (9%)
Group[1]	MSEK 66,014	MSEK 4,294	MSEK 26,792	217,000

[1] Including Other and Eliminations.





A positive 2005 lays the foundation for the next major strategic step

Operations in 2005 reaffirmed Securitas' positive development. The divisions reported good growth in sales and income, in line with expectations. Further improvements in Security Services USA are especially satisfying, and it is now established as a market-leading, stable and robust business with excellent future prospects. Against this background, the Board of Directors has decided to propose an Extraordinary General Meeting the next major strategic development step: the distribution and listing of the three divisions – Securitas Systems, Direct and Cash Handling Services during the autumn 2006.

- Security Services USA reached an important turning point after two challenging years. Sales increased organically by 4 percent to MSEK 21,616 (20,017). Operating income, adjusted for changes in exchange rates, rose by 6 percent to MSEK 1,080 (982), mainly due to higher volume in combination with tighter cost controls. The Securitas Model has thereby demonstrated its viability in the demanding U.S. market.

- Security Services Europe completed its extensive reorganization, shifting from a geographical and country-based focus to four specialized and even more customer-oriented units. Sales increased organically by 5 percent to MSEK 24,996 (23,289). Operating income amounted to MSEK 1,873 (1,849).

- The loss-making Cash Handling Services operations in Germany were divested with a capital loss of MSEK –151. Despite several years of persistent efforts to increase income with maintaining tight cost controls, it was felt that the market's price competition does not provide the opportunity for profitability in the foreseeable future.

- The proposed dividend for 2005 is SEK 3.50 (3.00) per share.

Key ratios

MSEK	2005	2004	2003	2002	2001
Total sales, MSEK[1]	**66,014**	**59,687**	**58,850**	**65,685**	**60,364**
Organic sales growth, %[2]	*5*	*3*	*–3*	*8*	*7*
Operating income before amortization, MSEK[3]	**4,445**	**4,026**	**3,732**	**4,458**	**3,855**
Operating margin, %[3]	*6.7*	*6.7*	*6.3*	*6.8*	*6.4*
Income before taxes, MSEK[3]	**3,812**	**3,384**	**1,998**	**2,512**	**1,902**
Free cash flow as % of adjusted income	*94*	*93*	*73*	*122*	*80*
Return on capital employed, %	*16*	*18*	*18*	*21*	*16*
Earnings per share after taxes, SEK[4]	7.31	6.79	3.45	4.14	3.27
Free cash flow per share, SEK	7.28	6.93	4.94	10.26	5.45
Dividend per share, SEK	3.50	3.00	2.00	2.00	1.50

[1] According to IFRS.
[2] Adjusted for changes in exchange rates, acquisitions and divestitures.
[3] Excluding a capital loss of MSEK –151 from the divestiture of Cash Handling Services in Germany.
[4] After taxes, after dilution.

For definitions and calculations of key ratios, see page 84.

Our values are the foundation of our operations

Securitas is its people – 217,000 employees, men and women, in more than 20 countries. Our job is to protect homes, workplaces and society with the same integrity, vigilance and helpfulness no matter where in the world we operate. Securitas' values serve as our shared foundation, uniting us in professionalism and building trust with customers.

Securitas' transformation from a Swedish guarding company to a world leader in security has entailed the creation of a global corporate culture for a business focused on security. The main purpose of this culture is to develop competent, specialized employees and qualified professionals whose role is to make society safer for everyone. Our success is ultimately measured by the trust we earn in our communities.

Our corporate culture is built on values that help to shape a long-term financially successful enterprise by creating value for customers, employees and shareholders. They are summarized in three words: Integrity, Vigilance and Helpfulness.

- **Integrity.** A Securitas employee is honest and therefore trusted to work unsupervised on the customer's premises and with valuables. Securitas never compromises in its demand for integrity. Integrity also includes openly expressing one's opinion, reporting improprieties and not withholding information.

- **Vigilance.** Professionalism entails seeing, hearing and evaluating, and a Securitas employee is always attentive. Professionals develop an intuition that helps us to notice things that others don't. Their vigilance is needed in order to stay aware of potential risks or incidents that are taking place on our customers' premises.

- **Helpfulness.** When needed, a Securitas employee will lend assistance, even if it isn't directly related to his or her job. A Securitas employee will always help if an incident occurs that requires intervention, as part of an ongoing effort to make life safer.

Professionalism builds trust

Taking responsibility for other people's property and handling large sums of money every day requires that employees respect and support our ethical philosophy. The overriding concern at Securitas has been and is to continuously raise service quality by developing the competence of employees through a level of professionalism unmatched in the industry. This builds trust, which gives our customers confidence and leads to more assignments and better profitability.

Back in 1958, Securitas, in a first for the industry, published the document "Basic Values for Guards," which explains the demands we as employees place on ourselves in performing our duties. Building on these norms, we have developed a platform of values and an extensive program of education and training in every aspect of the profession. Another key document is "Basic Values for Employees of Securitas," which is an important element in the company's code of ethics.

The primary focus of all our work is the customer. We must respect the individual wishes of the customer while taking into consideration various situations and the individual's roots in various economic, social and religious cultures. Secondly, we have to provide customers with value. Our professionalism makes us efficient, so we can give the customer competitive added value while also ensuring good profitability for ourselves. Thirdly, we take responsibility. Our employees are responsible for their jobs and performance and for Securitas' results. Fourthly, we follow up. We evaluate, correct and move on, better than we were before.

A trademark for our values

Securitas' trademark unites employees in a collaborative effort to do a good job, whereby we develop personally and as a company. In our daily work, the three red dots in the trademark remind us of our core values – Integrity, Vigilance and Helpfulness – which are, and will remain, the foundation of Securitas' operations.



A history of growth

Securitas was founded in Sweden in 1934 as a guarding company. The Group's roots date back considerably further in time, however, to the classic American detective and guarding company Pinkerton, founded in 1850 and acquired in 1999.

Other U.S. acquisitions also have a long, valuable tradition in the U.S. security industry. Wells Fargo (1852), Burns (1909) and Loomis (1925) together with Pinkerton (1850) form the base of U.S. operations.

Securitas has grown through a number of acquisitions. One of the most important elements in integration work is to capture the best of the acquired company's local and regional traditions and experience. We develop shared norms and values for market-leading professionalism that guide employees in their security assignments. These are processes that Securitas has great experience with after more than 60 acquisitions in 15 countries during the last 20 years.

The Securitas Group's growth can be summarized in a few distinct stages:

1934–1985: A Swedish security company that quickly rose to become market leader in accordance with the demands of the time, by offering a range of simple guarding services for buildings and other premises.

1986–1998: Following a change in strategy in the mid-1980s, Securitas acquired around 20 European guarding, or other companies with a connection to security, and became the European market leader. Securitas' strategy has always been to take responsibility for transforming the industry and focusing on security as a profession for customer-oriented security solutions. Influenced by customers, demand shifted and a new service offering was created.

1999–2005: A world leader in security that in a seven-year period acquired another twenty large companies and by the early 2000s had grown to become the world's largest security group. The Group's structure reflected a trend toward specialization and differentiated services. Professionalization and a market and customer orientation were firmly entrenched in four service lines: guarding, complete security solutions for banks and high-security customers, alarms and assistance services for home security, and cash handling services.

2006: The Board of Directors' decision to propose a distribution and listing of the three divisions Securitas Systems, Direct and Cash Handling Services marks the beginning of a fourth stage in Securitas' development. Demand and industry trends clearly point toward fast-growing and differentiated customer needs. Specialization and segmentation continue and will demand independent companies with competence and creativity. Securitas intends to remain the market leader during this development stage as well.

Securitas' growth and major acquisitions 1986–2005


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
86 87 88 89 90 91 92 94 95 96 97 98 99 00 01 02 03 04 05
4,200
3,600
3,000
2,400
1,800
1,200
600
0
Income before taxes, MSEK
Total sales, MSEK

1986–1998	Company		MSEK
1988	Assa/Sweden	(L)	600
1992	Esabe/Spain	(G)	1,264
	Protectas/Germany, Austria, Switzerland	(G/C)	954
1994	Assa Abloy dividend	(L)	–3,600
1996	DSW/Germany	(G)	736
	Security Express/UK	(C)	650
1997	SIG/France	(G)	420
	Telelarm/Sweden	(A)	920
1998	Protag/France	(G/A)	3,800
	Raab Karcher/Germany	(G)	2,000

1999–2001	Company		MSEK
1999	Pinkerton/USA	(G/LA)	9,200
	Securis/Belgium	(G)	780
2000	APS/USA	(G)	3,300
	First Security/USA	(G)	1,130
	Micro-Route/UK	(C)	168
	Baron Security/Belgium	(G/A)	300
	Ausysegur/Spain	(G/C)	530
	Doyle/USA	(G/A)	240
	APG Security/USA	(G)	260
	Burns/USA	(G)	13,300
2001	Loomis, Fargo & Co/USA	(C)	4,427

2002–2005	Company		MSEK
2002	VNV/The Netherlands	(G)	1,600
	Belgacom/Benelux	(A)	265
2003	AMSA/USA	(C)	440
	Sudalarm/Germany	(A)	128
	Lincoln/USA	(G)	229
2004	Eurotelis/France	(A)	247
	Bell/UK	(A)	954
	Valiance/France	(C)	1,522
2005	Hamilton Pacific/USA	(A)	366
	Black Star/Spain	(G)	462

G=Guarding C=Cash handling A=Alarm L=Lock



Securitas' employees play an important societal role by making people's lives safer. Their dedication and professionalism rest on the Group's values and Code of Conduct as well as on continuous training that stresses that this responsibility to society is an integral part of business operations.

We invest in people and build trust in our communities

Securitas' mission to protect homes, workplaces and society and thereby make people's lives safer is of fundamental importance to a functioning society with safety and respect for all individuals. Social responsibility is an integral aspect of the Group's operations. As guidance for all employees, the Board of Directors has adopted a Code of Conduct.

Securitas follows the laws and regulations in every country in which it operates. Furthermore, Securitas teams with local communities by helping to shape the laws, rules and norms that impact the security industry and govern working conditions for employees.

Code of Conduct

As a framework for Securitas and all its employees, the Group's Board of Directors has adopted a Code of Conduct based on the United Nations' Universal Human Rights Declaration and the International Labour Organisation's fundamental principles and rights at work. The Code reaffirms the cultural values that have been put into practice over a very long time at Securitas.

The Board of Directors has stated that social responsibility is an integral aspect of corporate governance at Securitas, which encompasses the Group's risk management policies, procedures and oversight. Refer also to the Report of the Board of Directors – Corporate governance on page 124.

Social responsibility is a line responsibility for all managers. They must support and monitor their staff's compliance with the code of conduct. All employees are encouraged to report violations of the Code to a superior officer for further investigation.

Human rights

Securitas supports and respects basic human rights and recognizes the responsibility for their application in the organization's day-to-day work. Securitas protects and encourages freedom of religion, thought and expression, freedom from discrimination based on race, religion, gender, sexual orientation, ethnic background, marital status or physical limitation, and freedom of association.

Securitas upholds and promotes the highest ethical business standards based on honesty, integrity and fairness in every part of its operations. Securitas believes that corruption and cartels distort the market and impede economic and social growth, and it therefore prohibits such unfair practices.

Objective basis for decisions

Securitas complies with antitrust and competition laws and has built its competitive strength on honesty, integrity, product quality, price and customer service. Bribes are not accepted in any form. Business decisions must always be based on objective grounds and criteria. All employees must avoid conflicts of interest between their personal lives and Securitas' business.

Maintaining the respect of citizens and society is imperative to Securitas' success. The Group therefore strives to maintain transparency and open communication with all those who are affected by its operations, whether they be employees, customers, investors or the public or its representatives.


Standards
Wages
Employee turnover
Refinement
Rational-ization

The demand for higher quality and more specific security services is driving the development of standards, which in turn raises wage levels and attracts more qualified people. This in turn helps to reduce employee turnover and leads to employees with longer experience and better training. Having more experienced and qualified people makes it possible to further refine and specialize services. The higher cost of qualified guards can be partly offset by rationalizing security solutions with the help of technologies such as intrusion alarms, access control, fire systems, CCTV and remote-control systems.

Creating professional jobs – an important contribution to society

Securitas' businesses play an important role in the advancement of individuals and society. By driving development in the security industry, Securitas maintains its competitive strength and long-term profitability, while at the same time advancing the profession through training and higher wages and creating good job and career opportunities in an industry long known for temporary, untrained labor and low wages.

When Securitas enters an undeveloped market, demand in the industry is tied to basic guarding services with temporary labor and high employee turnover. Usually they are regarded as "unqualified jobs you can't live on".

Development of wage levels

Thanks to Securitas' initiatives to create a dialogue with the industry and unions, we are now seeing a trend in which training is raising the competence of employees. This creates more qualified services with higher quality and better prices. This in turn is providing a foundation for better wages and further training, so that fewer employees can perform more services enhanced by sophisticated technology. Employee turnover is reduced and more employees feel that their jobs offer development potential, career opportunities and wages they can live on.

Human resource management and employee development play a prominent role in Securitas' operations. The relationship with employees must be based on mutual respect. There is a critical link between the competence of employees and Securitas' financial development that contributes significantly to the success of individuals and the positive development of society.

The Group achieves its financial objectives by being an attractive employer that offers good working conditions, fair wages and suitable training. Wages and other benefits must meet the legal minimum or the lowest level in the industry. The basic principle on setting wages is to raise them to a level that meets or exceeds what is considered "enough to live on". The Group follows applicable rules on working hours as stipulated by national laws or industry standards.

Cooperation with employees

A key factor in Securitas' market responsibility is to cooperate with trade organizations, unions, government authorities and the police, in order to raise the standard of security services, rules and norms. Securitas recognizes unions and respects the right of all employees to unionize or become members of the unions they choose and to negotiate collectively in accordance with local laws and regulations.

Since 1996, the Group has had a European Group Council, which serves as a forum for information and collaboration between Group Management and employees in European operations. The European Group Council met twice in 2005.





Receptionist Izabela Brdzinska is one of Securitas' employees whom customers meet in the customer service center at the Promenada shopping center in Warsaw, Poland. Securitas is providing beat patrol and permanent guarding as well as customer services at the exclusive shopping center, which has more than 200 stores. Poland is a growing market with great potential and an example of Securitas' strategy of expanding and strengthening its market position in new EU countries.



"Securitas' next step shows that we are first again. In ten years, most major, internationally active security companies will probably have followed our lead."

Thomas Berglund
President and Chief Executive Officer

The value-creating journey continues

Dear Shareholders,
Last year I concluded my remarks in the annual report as follows:
"The changing demand and the evolving market have created businesses that didn't exist two decades ago, such as cash management and affordable quality home alarms. This has created new business opportunities, new companies and new industries. The security market will continue to develop and open up new opportunities to companies that are focused enough to see, understand and capture the trends."

This dynamic has now led to one of the most important decisions in Securitas' history. In February 2006, we announced the intention to distribute to the shareholders and publicly list three of our divisions: Securitas Systems, Direct and Cash Handling Services. If the Extraordinary General Meeting in September gives its approval, the Securitas Group will thereby take the fourth major step in its development in modern times.

Behind this decision lies a simple business logic Securitas has developed over many years. The principle is "from the simple to the specialized and qualified." Or, as we usually say, "from arms and legs to refined security services."

The first step in Securitas' more than 70-year history entailed a Swedish security company's successful growth into the Swedish market leader in guarding services.

A new approach

In the mid-1980s the second step began. Securitas new strategies necessitated a new approach: taking responsibility for the transformation of a small-scale, local industry for guarding services into to a market with qualified; specialized and customer-oriented security solutions developed on a large, international scale. Through acquisitions, Securitas became the market leader in Europe. We set new standards for the development of employees and services. Demand was segmented and specialized, and a professional security industry took shape.

As an element in this focus on security, Securitas distributed to its shareholders the lock operations in Assa Abloy in 1994.

The third step began in 1999 with the major expansion in North America. After a number of acquisitions, Securitas became the market leader in the USA as well. Demand for refined and differentiated services grew quickly. Securitas became a security group in the truest sense, offering a wide range of specialized services and professional solutions.

This step was completed with the separation into five divisions with their own clearly defined strategies, customers and customer needs, services and solutions that required maximum focus and entrepreneurship. In the process, we sowed the seeds for the decision we have now made to divide up the Group.

Obviously, the historical developments we have shaped have been an important driving force. But the critical reason for this major decision lies ahead in the future.

Success in the USA an important turning point

In 2005, we reached an important turning point. The success of our U.S. operations shows that the Securitas Model works in this extremely large and difficult market. We have attained a market leading position. The market and customers have been convinced that professionally trained staff can provide highly qualified and specialized services that create value. Having built this position in six years gives the Group new expansion opportunities.

Security Services Europe has during the year implemented a major reorganization into four specialized vertical units in most countries of operation. This establishes a new platform and enable us to develop and deliver more specialized services to specific customer groups.

Moreover, our Securitas Systems division has proven in recent years that it can successfully implement, integrate and develop acquisitions of considerable size in different business environments. Direct is generating high organic growth with good profitability using a business logic that can be duplicated in other markets. Cash Handling Services has also implemented and integrated significant acquisitions and become a market leader in both Europe and the USA.

Operations in the Group's divisions have reached a level of maturity, specialization and diversification where it is now logical to allow our three divisions not focused on guarding, to stand on their own. They will build up their own capital structures to best suit their growth strategies and cash flows. The stock market's demands and transparency will focus their management teams on creating value for shareholders.

Trends support independence

In our estimation, demand and industry trends strongly support greater independence for our divisions. In general, the market is moving towards more complex social structures and specialized needs, where qualified services will be requested by customers who increasingly work on a global scale. Furthermore, technological developments have the potential to revolutionize a number of our services.

Security is becoming a key aspect in an ever-increasing number of transactions between people and businesses. The limit to the industry's growth lies more in the risks associated with a lack of creativity and business development than in market demand.

In line with this view, we believe that giving our divisions the total freedom to work entrepreneurially, focus on their own customers and develop professional services will make them more competitive and create greater value for shareholders. Size is no longer the decisive competitive factor. Instead it is competence, creativity and differentiation.

Securitas' next step shows that we are first again. In ten years, most major, internationally active security companies will probably have followed our lead.

New opportunities and challenges

New opportunities and challenges also await the remaining core business in the Securitas Group, security services in Europe and the USA. They are about equal in size, but in different stages of development.

In Europe, our business generates sales of nearly SEK 25 billion and operating income of nearly SEK 2 billion. The range of services has reached a high level of segmentation and specialization, divided between large and small customers with a large proportion of mobile services and combined contracts, as well as airport and seaport security. We will continue to develop specialized services higher up the value chain. By improving organic growth, trimming costs and raising efficiency, we should be able to gradually increase profitability.

In the USA, sales amount to SEK 21 billion and we are improving earnings, with operating income just above SEK 1 billion. We will now utilize our market-leading position to continue to drive the market towards more qualified services and greater professionalism. The aim is to follow the pattern we set in Europe with greater customer segmentation and service specialization. We are striving towards higher volumes, a better price structure and, as a result, better margins. We feel that we have the market's support for this.

The next major challenge is to seek out profitable growth in markets outside Europe and the USA. We have been cautious with acquisitions in security services since the slowdown in 2003 and 2004, but now earnings are beginning to point in the right direction again. Our sights are set on the rapidly emerging democracies in Latin America and Southeast Asia. The low developed industry structures we see in many countries there, offer opportunities for us to apply our many years of successful experience from Europe and the USA.

In summary: by distributing to shareholders and listing our three divisions for Securitas Systems, Direct and Cash Handling Services, we are giving them better opportunities for profitable growth. Securitas' security services have now achieved stable earnings capacity and cash flows in Europe and the USA, paving the way for further expansion in emerging markets in other parts of the world. The value-creating journey will continue for Securitas and its shareholders.

Stockholm, February 16, 2006

Thomas Berglund, President and Chief Executive Officer

Securitas to list three new specialized security companies on the Stockholm Stock Exchange

The Board of Securitas AB has proposed to transform three of its divisions into independent, specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a tax free dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

Securitas has grown into a world leader in security with 217,000 employees and sales of MSEK 66,014, by organic sales growth and acquisitions during the last 20 years. Securitas' strategy has been instrumental in developing and consolidating the security industry to become more focused and independent with clear market players delivering professional security. Through its substantial market position in many countries, Securitas has been, and is, a driving force in the industry. The key words in this development are professionalism, specialization and segmentation reflecting ever-growing and differentiated customer needs, thus creating new markets and specialized businesses with their own logic.

Securitas is leading the industry


ASSA ABLOY
SECURITAS SYSTEMS
Loomis

Securitas has been in the forefront of the security industry for many years. Following the increased specialization and customer segmentation, Securitas decided to dividend out Assa Abloy and Attendo to become independent companies. In 2006 the next strategic step is proposed through the dividend of three divisions, Securitas Systems, Securitas Direct and Cash Handling Services.

Motives

The overall motives behind the proposed transactions are to further enhance customer satisfaction, profit growth and business potential leading to increased shareholder value:

The security market

- Security needs of companies, institutions, authorities and households grow in step with increased costs of disruptions in a more complex, integrated and network dependent economy
- Demand on security services result in a higher degree of specialization. Companies and industries increasingly ask for adapted and customized solutions
- Deep knowledge of customer needs and capacity for creative security solutions in close partnership with customers are increasingly important competitive advantages

Securitas' development

- The divisions of Securitas have reached such a size, level of specialization of the customer offer, market position, customer segmentation and business development that the advantages of complete independence are greater than the advantages of Group integration
- The divisions of Securitas have sufficient maturity in management, administration, business control and development to be fully prepared to continue stand alone in line with their own more profiled business logic
- Securitas' culture of entrepreneurship gives the new companies competitive advantages in a market where innovation is a key to success.


The Securitas Group – sales growth, income before taxes and free cash flow
The Stock Exchange valuation of Securitas development

Annual average development 1991-2005: Total sales increased by 25 percent, income before taxes increased by 22 percent and free cash flow increased by 19 percent.

Securitas' market capitalization has increased by an average of 26 percent annually since 1991.

The Process

The listing process

The intention is that the distribution of the divisions will take the form of a dividend of all shares in Loomis Cash Handling Services, Securitas Direct and Securitas Systems to Securitas' shareholders pursuant to Sweden's Lex Asea rules, whereby the dividend will have no immediate tax consequence for Securitas and its shareholders in Sweden. It is further intended that each share in Securitas shall entitle its holder to receive one share in each of the distributed companies and that A-shares and B-shares in Securitas shall entitle to A-shares and B-shares, respectively, in the distributed companies. A detailed Board proposal regarding the dividend is intended to be presented in late August 2006.

An Extraordinary General Meeting to vote on the proposal is planned to be held on September 25, 2006. Prospectuses for the distribution and listing of Loomis Cash Handling Services, Securitas Direct and Securitas Systems are planned to be issued in early September. The intention is that the new companies shall be listed on the O-list of the Stockholm Stock Exchange on September 29, 2006 (which will be replaced by OMX Nordic List on October 2, 2006).

Dividend policies and capital structures

Following listing, the four separate companies are expected to have dividend and capitalisation policies similar to what Securitas AB has today, which is based on a dividend level of 40-50 percent of the annual free cash flow and a debt level amounting to 4-5 times the annual free cash flow. For Securitas Systems and Loomis Cash Handling Services this is expected to imply a net debt relative to capital employed of approximately 40 percent. For Securitas Direct and the New Securitas, the corresponding ratios are expected to be approximately 0 (zero) percent and 50 percent, respectively.

Individual dividend policies and capital structures will be further specified during the preparations for the listing of the three new companies. Details will be presented in the prospectuses that are planned to be issued in the beginning of September.

Securitas AB intends to maintain its existing financing strategy and financing facilities with an active presence in the bank, bond and commercial paper markets also after the listing of the newly created companies. The newly created companies will be financed on a stand alone basis with new financing facilities.

The 2002 Incentive programme

The conversion prices of the four convertible debenture loans under Securitas' employee incentive program 2002 will be recalculated in order to reflect the contemplated distribution.

Further information

More details on the divisions will be published in connection with the first and second quarterly reports 2006. All information on the distribution and the listing process will be found on Securitas' website at www.securitasgroup.com/threenewcompanies.


The security market for guarding, alarm and cash handling
MSEK
Average growth, %
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
92
96
01
05
8%
8%
Guarding USA & Europe
Total
Source: Securitas and Freedonia

Market development, Europe and USA

MSEK	Total market	Long-term growth	Securitas' market share
Security Services			
USA[1]	125,000	4–6%	17%
Europe	151,000	4–6%	17%
Securitas Systems	245,000	6–10%	2%
Direct	60,000	5–10%[2]	11%[3]
Cash Handling Services	63,000	5–10%	18%
Total	644,000[4]	6–8%[4]	10%[4]

[1] Including Canada and Mexico but excluding Consulting & Investigation.
[2] European market.
[3] European market share.
[4] Markets outside Europe and the USA are not included.

Source: Securitas and Freedonia

The global security market is worth approximately MSEK 850,000, with North America and Europe accounting for MSEK 644,000 or around 75 percent. Over the long term, the industry is expected to grow by 6–8 percent annually. Securitas has approximately an 8 percent market share of the global security market and a total of approximately 10 percent of the markets in Europe and the USA.

The security markets in Europe and the USA have historically grown by an average of 6–8 percent a year. Alarms and cash handling services are growing the fastest, at approximately 8 percent a year, while guarding services are growing by approximately 5 percent. The alarm market (Securitas Systems and Direct) is now larger than the guarding market.

A growing market and an increasingly specialized security industry

The global security market is growing by 6–8 percent per year, driven by society's increasing complexity and the resulting rise in the cost of disruptions and need for protection. Demand is growing quickly for differentiated and specialized services, and there is a clear segmentation of the market, a trend Securitas is leading. The USA and Europe account for approximately 75 percent of the total world market.

The global security market is very large and fragmented, with major differences in maturity between continents, countries and various segments. The total global market is estimated at SEK 850 billion with an annual growth rate of around 6–8 percent in the USA and Europe, which account for approximately 75 percent of the total market. In the rest of the world, growth is even faster. The market's limits are constantly being redefined, however, as security companies develop their offerings, customer needs change and new technology is developed.

Growing complexity

The main driver is society's growing complexity, which raises the demand for reliable, tailor-made security solutions. The increasing scalability, specialization and segmentation of functions with cross-border deliveries, where value-enhancing processes are dependent on just-in-time-deliveries, create greater risks and vulnerability. Disruptive events can have far-ranging consequences, with large values at stake. Security issues are therefore becoming a higher priority of companies, institutions and individuals, and decisions are being made higher up the command chain at the management and board level.

The available market is also growing due to the security industry's consolidation into larger companies focused on global growth in an increasingly specialized market. More customers are choosing to outsource their security needs at the same time that demand for specialized services with high-value content is growing. This professionalizes the market and gives security companies the incentive to refine their services and solutions. High-value content means higher prices and operating margins, at the same time that cost efficiencies increase for the individual customer.

A typical example of this trend is guarding. The "old" market for permanent guarding is growing by about 4 percent per year with a gross margin of approximately 15–18 percent. The "new" guarding market comprises specialized guarding – mobile services and combined contracts. Growth is twice as high, approximately 8 percent per year, with a significantly higher gross margin.

From multi-service providers to security specialists

Multi-service | Focus on Security | Consolidation | Specialization | Differentiation

Security, Staffing, Corrections, Rescue, Care, Locks, Cleaning, Maintenance, Health, Catering, Parcel

Guards, Alarms, Cash handling, Corrections, Rescue, Care, Staffing, Locks

Guards, Alarm, Cash handling, Corrections, Rescue

Guards, Cash handling, Alarm

Security solutions

Large systems

Direct

Cash handling

Size

Knowledge

Decades ago, security was often just one part of a multi-service company or conglomerate. Priorities were based on the overall requirements of these groups, and security was of secondary importance. Since then, an independent security industry has been created in which most of the main players are solely focused on security. Guarding and cash handling services have since become independent businesses, while both alarm companies and conglomerates are driving the alarm business.

From multi-service providers to security specialists

The industry previously had a highly fragmented structure dominated by multi-service providers and conglomerates and a large number of small local players. Since the mid-1980s Securitas has been a pioneer by focusing strictly on security. Management and the Board of Directors decided at the time that developing a skilled workforce and specialization was the way to generate profitable, income- and quality-driven growth. Four streamlined security players have gained a growing share of the market in the last 15 years, in the USA from approximately 30 percent to 45 percent and in Europe from 15 percent till 35 percent.

Professional services

Professional services require professional people. The industry's development is therefore dependent upon its ability to develop employees into professional security specialists. The key factors are recruitment of the right people, better training and the right wages. Today the security profession can no longer be viewed as a field dominated by temporary staff, high turnover and low wages. The greater competence exhibited by employees goes hand-in-hand with the increasing confidence customers have shown in the industry and what it can accomplish, which is expanding the market's potential.

Higher demand for quality and more specific security services is also driving the development of standards, laws, rules and norms. Though sometimes significantly different between countries, they essentially determine the qualifications for security companies, how to verify the background of employees and training requirements. These standards are continuously being developed, which is further raising the level of quality and professionalism in the industry.

Securitas has continued to drive the industry towards greater specialization and segmentation. This is why the Group has been organized in five divisions, each of which develops independently with differentiated customer needs and markets. Guarding services are combined with technological security systems and consulting, and needs are developing differently for small and large customers. In alarm systems, customer needs are being segmented by industry. The market for home security is growing rapidly with increasingly sophisticated technology. In the area of cash handling, there are two completely different markets in banking and retail, each requiring specific cash management solutions.

From size to knowledge

The future development of the security industry today seems fairly clear. The industry is dominated by a few, large internationally active security specialists that in certain segments face local and regional competition from niche players. Size is no longer the biggest competitive advantage. The decisive factor will be a critical mass of knowledge and the ability to create innovative solutions that provide greater benefits for customers in increasingly specialized segments.

Strategies and business model for profitable growth

Securitas' success is based on being a driving force in the development of the security industry. The strategic foundation is therefore to focus entirely on security using a learning organization that continuously develops specialized, value-enhancing services for a growing number of segmented markets.

Main strategy:

Focus on security for profitable growth

Providing the customer with the right service creates growth. Efficiency in the organization drives profitability. Focus among employees builds knowledge. Growth, profitability and knowledge create resources for further development of solutions for customers, while providing stimulation for employees and increasing value for shareholders.

The main strategy, and thus the foundation of Securitas' business model, is therefore to focus on security. This is achieved by constantly building our understanding and knowledge of various customer groups' needs and specialized requirements and by designing new services and solutions.

Our success is measured by customers based on their interactions with our employees. In financial terms, we want that success to lead to:

- Growth exceeding the market average
- Positive trend in the operating margin
- 20 percent return on capital employed in existing operations with an aim of reaching this objective within three years for acquired businesses.

The market is growing as society becomes more complex and demands new, reliable and tailor-made security solutions. By satisfying new and more complex needs, we open new markets, gain market shares and thereby grow faster than the underlying market. The ability of our organization to develop efficient, valuable services and solutions for customers determines how far we stay ahead.

Sub-strategies:

Specialization and customer segmentation

The main sub-strategy to utilize and boost the potential in underlying organic growth is to constantly refine our customer offering through increasingly specialized services. By raising value added, Securitas creates customized, competitive offerings that help buyers to realize it can be profitable to add specialized security services and to outsource their security work. In the process, demand is segmented and grows in volume. These refinements provide customers with greater value for the money they spend on security, while giving Securitas the opportunity to improve its pricing structure and increase margins.

Decentralized organization

As an important sub-strategy, Securitas is developing a decentralized organization with an emphasis on its more than 3,000 branches, where concrete value is created in day-to-day interactions with customers. The strong position of the branches is motivated by Securitas' decentralization philosophy. Customer benefit is best created by placing decision-making authority close to the customer and employees. Demanding customers have the right to deal with competent, independent and strong local managers. Branches are driven by qualified managers with the responsibility to develop and drive operations on the basis of their own profit and loss statements. This fosters entrepreneurship as part of the Securitas culture.

Shared culture, governance, controls and incentives

Securitas has a strong corporate culture that creates the shared values of responsibility, ownership and entrepreneurship. This culture is built in large part with the so-called Securitas Model, which serves as the basis for how all Group employees work and are organized in order to develop and create profitable growth. Every part of the model is applied by managers at every level, who thereby become the Group's central culture bearers. This has proven successful in all of the Group's operations and wherever Securitas works. Among the key elements in our culture are continuous performance measurement and follow-up and clearly designed incentive structures that make employees personally committed to Securitas' financial development.

Market leadership

One sub-strategy is to seek market leadership in attractive markets with good prospects for long-term profitability. In this case, Securitas plays the role of transformer in the market in terms of both the structure and quality of service development, professionalism and confidence. Market leadership requires size in order to influence the local society's laws, rules, norms and wages for employees in the security industry and, not least of all,


The entire organization supports the branches
CUSTOMERS
Branches/ local organization
650
395
375
1,200
410
Areas
100
145
175
120
78
Countries/ Regions
13
19
13
9
11
Divisions
Security Services USA
Security Services Europe
Securitas Systems
Direct
Cash Handling Services

In Securitas' organizational pyramid, the focus is on the branches and the role they play in creating value for customers. Their knowledge with customer needs and the market's development become tools for the Group's strategic development.



Demanding customers need to meet a competent and strong local management. Great emphasis is therefore placed on business and leadership training for local managers.

their professionalism in order to change opinions about what can be entrusted to a security company. Together with development of the service offering, this expands the market's potential.

Acquisitions

A large part of Securitas' growth is achieved through acquisitions, which are an effective tool to gain entry to new geographic markets and market segments and to quickly achieve market leading positions. Acquisitions are also a way to restructure and consolidate a fragmented industry into larger players with greater resources that can take active responsibility for continuous specialization and professionalization. This creates the possibility of an enhanced offering with greater value for customers.

After two decades with more than 60 acquisitions, Securitas has great experience using a well-established acquisition model that leads to quick integration and a positive outcome in terms of volume, margins and profitability.

Customers and branches in focus

The structure of branches differs between divisions depending on the customer and market structure. It can be geographical or based on various customer segments. The critical factor is that branch managers must be able to act quickly and independently in order to meet customer demands, while at the same time be able to utilize the entire Group's support and resources at other levels. Branches are organized in areas and countries, which in turn are combined into the five divisions.

Branches are the focus when Securitas expands. The first step when a new market opens up or an acquisition is implemented is to strengthen the local operations. This is done through a careful recruiting process and training for managers in topics such as marketing, sales, organizational development, leadership, compensation systems, legal affairs and, not least, financial control. The key elements are the Securitas Model and Six Fingers, the financial control model. Training is then based on various scheduled development programs, in combination with formal career planning. Personnel are recruited and trained systematically for professional positions. Salary structures should be attractive and reflect Securitas' philosophy to create incentives for employees to stay and develop in the profession.

The second step is to focus on existing business operations. When the local organization has gained strength and stability, it is time for step three. This entails further expansion by developing new services and customer segments: Specialized branches are created for various customer segments or areas. This increases organic growth and the organization's maturity. At that point it may be time for step four, to further expand through acquisitions.

The collective expertise of the branches in their markets and customer needs is the Group's tool for strategic development. This lies behind Securitas' continuous work with specialization, further development of services and segmentation of markets and customers.

The Group's divisional structure reflects the same basic idea about decentralized decision-making. The divisions have grown substantially with increasing independence. Today, they have virtually complete organizations that, under divisional management, comprise units for countries, regions, areas and branches. Divisional managements have professional staffs for accounting and finance, business development and risk management trained in international business environments.

How we consolidate our shared corporate culture

The glue that holds together Securitas' decentralized organization – an organization that continues to grow through specialization and segmentation – is a strong corporate culture. It is a culture distinguished by responsibility, ownership, entrepreneurship and what we call the Securitas Model.

All of Securitas' employees take responsibility for their customers and their businesses. This responsibility is made clear through systematic performance measurement and evaluation. Employees' ownership is tied to responsibility for both problems and successes in the business, but also to incentive programs that give them a personal stake in Securitas' financial development. Responsibility and ownership foster a large proportion of personal entrepreneurship, which is nurtured through extensive decentralization.

The Securitas Model and its components are the main tools to shape managers into leaders and culture bearers. It serves as a guide at all levels, so that work is done in the right order and in the right way. It has proven successful in all our operations and everywhere the Group operates. The model convey values and priorities with the help of clear and simple tools that create a shared language, approach and behaviors – basically, that shape Securitas' culture as an organization of profitable growth.

Tools for success

The model is based on Securitas' values: Integrity, Vigilance and Helpfulness. The second step is the application of the market matrix – the essential knowledge that every customer is different and requires an individual solution. The third step is the awareness that the value chain gives Securitas' employees the right tools for sales, organization and day-to-day interactions with the customer. The fourth step stresses the need for a flat and specialized organization, closeness to the customer and managers entrusted to make their own decisions in harmony with customers. The fifth step is financial control and use of Securitas' Six Fingers, a model that places emphasis on understanding of the key factors that influence results rather than the results themselves. The sixth step is risk management, a fundamental competence for the entire Group, which is incorporated into all of its decision-making processes. The seventh step focuses on the industry and the limits and opportunities that relationships with other players entail. The last two steps in the Securitas Model are of a more sweeping nature; it is important that the model is applied in the right order and step by step. Lastly, all work must reflect the realization that true success is created by people. With the right competence, individual employees can make a difference.



The Securitas Model
People make the difference
True success is created by people. This is why each and every individual plays a prominent role at Securitas. With the right competence, you don't have to make things complicated, but can work in a simple, flexible and responsive way. A manager at Securitas is a role model to his or her employees and is prepared to be there to help and explain whenever needed. This is how people grow and create value together.
Step by step
The tools take time and energy to implement. This must be done step by step. The first step is to build a simple and transparent organization. Here it is important to implement Six Fingers so that everyone can understand how the business develops. Step two is to focus on existing business operations, while the third step is when we enter new customer segments and new services. This results in increased organic growth and maturity in the organization. It is also an opportunity for acquisitions that can expand or complement operations. Acquisitions make it necessary to re-think the organization and structure once again. Which brings us back to step one.
The Industry
The world in which we operate sets the boundaries for us. Consequently, we want to be a part of and take responsibility for the development of the security industry. By influencing and cooperating with customer organizations, trade organizations, unions, public authorities and police, we change the conditions for the industry and create opportunities for new services and markets. An important part of this development is to raise standards and wages within the industry in order to secure access to qualified and well-trained staff.
SECURITAS 2005



Our values

Our values – integrity, Vigilance and Helpfulness – are the foundation that Securitas rests upon. This is why we are trusted with our customers' keys. Our unwavering focus is on security.

Market matrix

The market matrix helps us remember that all customers are different. There is no generic solution to suit everyone.

The value chain

The value chain provides the tools to provide the customer with a satisfying solution. It helps us to determine how we sell to various customer groups, how production is organized and how we cooperate with the customer on a day-to-day basis in order to ensure quality, precision and continuous adaptation to changing needs.

Organization

Securitas has a flat and specialized organization. This gives us a broad, strong base with many strong units. We are close to customers, and managers are authorized to make their own decisions and develop their operations. Short decision-making channels result in quick decisions. By adapting and refining services based on various customer needs, growth and profitability can be achieved.

Six Fingers – financial control

Securitas' financial control is counted on six fingers. A focus on sales of new contracts, development of the contract portfolio and total invoicing give us sales growth. Effective production planning helps us to improve our gross margin. And control of indirect and administrative expenses helps us to improve operating income through sales growth. Lastly, control of accounts receivable and other working capital provides a boost to cash flow.

Risk management

Business risk evaluation is included in all our decision making. This ensures that the risk we take at all times is balanced against the long-term benefit of a certain contract and that it complies with our business ethics. By following this systematic process, we ensure the quality of services to our customers.



> Our most important key ratios can be measured at all levels of the company. This means that everyone speaks the same language when results are analyzed. Thus the quality of our financial reporting also improves.
>
> Håkan Winberg,
> *Executive Vice President and Chief Financial Officer*

Six Fingers – financial controls ensure correct and timely action

To guide employees and the organization towards its stated objectives, the Group has an established financial framework and financial reporting that continuously measures results from the more than 3,000 branches up to the consolidated Group. The financial reporting makes it possible to follow on a monthly basis a number of simple financial ratios that are understood by every employee. The Six Fingers model leads to timely and correct actions for better results.

Four cornerstones form a solid platform and serve as the framework for financial reporting:

- **Securitas Financial Policies and Guidelines**, is the Board of Directors' policy document built around three central themes: transparent and coherent reporting internally and externally, proactive risk management and continuous improvement in financial oversight and control.
- **Securitas Reporting Manual**, provides all managers and financial professionals with detailed instructions and definitions for financial reporting.
- **Securitas Financial Model – Six Fingers** outlines the guidelines for the divisions' financial focus and the delegation of responsibilities between different levels of the organization in terms of financial key ratios including cash flow and capital employed.
- **The Controller** has a key role, acting with integrity and professionalism on his or her own and teamed with others, to inspire high ethical standards, competence and dedication as well as to continuously strive for accurate, transparent, relevant and timely financial information.

To create a simple reporting method for timely and accurate follow-up, Securitas has used a financial model since the late 1980s called Six Fingers. It serves as the basis for internal follow-up and was developed for the security services operations and later modified and adapted to the divisional structure. In 2005, Six Fingers was further developed to reflect the ongoing specialization and differentiation of the divisions and the introduction of IFRS.

Six Fingers focuses on key factors that impact profit, not on the profit trend itself. These factors are clearly linked to operations and are used from branch offices upward. They are grouped into categories: volume-related factors, efficiency-related factors and capital usage related factors. For managers, this provides a better understanding of the reasons behind current earnings and better precision in decisions to quickly take action to improve them. The model is also used to analyze acquisition targets.

Our most important key ratios can be measured at all levels of the company. This means that everyone speaks the same language when results are analyzed. Thus the quality of our financial reporting also improves.

Six Fingers – Volume-related factors

To sell, to retain and to increase revenue are based on the establishment of long-term customer relationships. Guarding services, alarm monitoring, systems maintenance and cash handling services are often purchased on an annual or multi-year basis. The first three key factors therefore relate to the development of the customer contract portfolio:

- **New sales of customer contracts** that are added to the portfolio when the work begins.
- **Net change in the portfolio of customer contracts,** which includes new sales plus any increases in sales in existing contracts, less terminated customer contracts and reductions in sales in existing contracts. Price changes are monitored separately and added to the net change to arrive at the closing balance of the overall portfolio at the end of the period..
- **Total sales,** include contract-based sales as well as temporary assignments.

Specification of contract portfolio (example)

	Value	% change in op. portfolio
Opening balance	100	
+ New starts	15	
+ Increases	5	
– Terminations	12	
– Reductions	4	
Net change	4	+4
Price change	3	+3
Closing balance	107	+7

Six Fingers – Efficiency-related factors

Efficiency-related factors provide managers with instruments to monitor service efficiency and costs. The fourth and fifth key factors in Six Fingers are:

- **Gross margin** defined as total sales less direct expenses in relation to total sales.
- **Indirect expenses** focus on the organizational structure and include administration, that is, expenses for branch, area and regional/country offices. Gross income less indirect expenses equals operating income before amortization. When this is expressed as a percentage of total sales, it indicates the Group's operating margin, which in Securitas' financial model is shown before amortization.

Six Fingers – Capital usage related factors

Accounts receivable is the sixth key factor:

- **Days of sales outstanding (DSO),** payment terms and effective claim processing routines are decisive in determining how much capital is tied up in accounts receivable. These factors are continuously monitored at all levels in the organization. Although Securitas' operations essentially are not capital intensive, there are differences between the divisions. Security Services has the lowest capital requirements and Cash Handling Services has the highest. For every division, accounts receivable tie up significant amounts of capital at the same time that they serve as a measure of the quality of operations. Old receivables are often a sign that other problems may exist in operations.

Six Fingers – Securitas' Financial Key Ratios



	The Group key ratios used externally	Key ratios per division			
		Security Services	Securitas Systems	Direct	Cash Handling Services
Volume related factors			Offers made, installation Offers outstanding, installation Order bookings Order backlog	No. of new installations Delta growth in installations made No. of monitored alarms	No. of new ATM's and SafePoints No. of serviced ATM's and SafePoints
		New sales of customer contracts	New sales of service contracts		New sales of customer contracts
		Customer retention			
		Net changes in portfolio of customer contracts	Net changes in portfolio of customer contracts	Net changes in portfolio of customer contracts	Net changes in portfolio of customer contracts
	Organic sales growth	Organic sales growth	Organic sales growth	Organic sales growth	Organic sales growth
	Total sales	Total sales	Total sales	Total sales	Total sales
Efficiency related factors		Employee turnover		Cost per taken order	Cash handling losses
		Gross margin	Gross margin	Gross margin	Gross margin
		Indirect expenses	Indirect expenses	Indirect expenses	Indirect expenses
	Operating margin	Operating margin	Operating margin	Operating margin	Operating margin
	Income before taxes				
Capital usage related factors		Days of sales outstanding (DSO)	Days of sales outstanding (DSO)	Days of sales outstanding (DSO)	Days of sales outstanding (DSO)
	Operating capital employed in % of total sales	Operating capital employed as % of total sales	Operating capital employed as % of total sales	Operating capital employed as % of total sales	Operating capital employed as % of total sales
	Free cash flow	Cash flow from operating activities as % of operating income before amortization	Cash flow from operating activities as % of operating income before amortization	Cash flow from operating activities as % of operating income before amortization	Cash flow from operating activities as % of operating income before amortization
				Payback time	
	Return on capital employed	Return on capital employed	Return on capital employed	Return on capital employed	Return on capital employed
	Interest coverage ratio				
	Free cash flow in relation to net debt				
	Earnings per share				

The table provides an overview of how the model for nternal reporting, Six Fingers, is linked to the external key ratios in the diagrams on page 24–25.


Financial objectives and financial performance
Organic sales growth
%
12
9
6
3
0
-3
01
02
03
04
05
Objective
Operating margin
%
8
6
4
2
0
01
02
03
04
05
Operating margin
Income before taxes
BSEK
4
3
2
1
0
01
02
03
04
05
Income before taxes, IFRS

The organic sales growth objective is 6-8 percent over an economic cycle. In the last five years, organic sales growth has averaged 4 percent a year. The lower growth rate is mainly due to U.S. operations, which rebounded in 2005.

The objective is an increase in the operating margin of 0.2 percentage points a year. In 2005, the operating margin decreased by 0.2 percentage points, mainly due to the divestiture of the German cash handling operations.

The income objective was adjusted downward in 2005 due to the introduction of IFRS. The objective is an increase in income before taxes of 10–15 percent a year. The increase in 2005 was 8 percent. The difference is mainly due to the divestiture of the German cash handling operations.

External key financial ratios and Six Fingers

The key factors in Six Fingers are clearly linked to the Group's external key ratios, see figure on page 25.

The volume-related factors – new sales, net change in customer contract portfolio and total sales – together equate with total sales and *organic sales growth.*

Acquisitions are not reported as organic sales growth during the first year after acquisition. Organic sales growth is also adjusted for divestitures and changes in exchange rates to reflect real change.

The efficiency-related factors – gross income and indirect expenses – define operating income before amortization and *operating margin.*

Operating income less amortization of acquisition related intangible fixed assets, acquisition related restructuring costs and financial items as well as the revaluation of financial instruments and share in income of associated companies gives the Group's income before taxes.

Capital usage related factors: In terms of capital employed, *operating capital employed as a percentage of total sales* is monitored all the way up to the Group level. Capital employed is defined as operating capital employed plus goodwill, acquisition related intangible fixed assets and shares in associated companies. Return on capital employed is defined as operating income before amortization divided by capital employed excluding shares in associated companies. Interest coverage ratio is a measure of the Group's ability to pay interest. It indicates how many times operating income before amortization covers interest expenses. As a measure of indebtedness, Securitas in 2005 switched from following net debt equity ratio, measured as the Group's interest bearing net debt divided by shareholders' equity, to instead follow *free cash flow in relation to net debt.*

A clear financial model for a better understanding of results

Securitas' financial control model is basically simple. It focuses on transparency and the interconnection between revenue and expense in the statement of income, equity in the balance sheet and generation of cash flow to attain as much free cash flow and value for shareholders as possible.

Statement of income

The statement of income is functionally divided and therefore reflects the organization. As a result, responsibility for each profit level is clear and managers with operational responsibility can concentrate on the factors they can affect. Gross margin and operating margin are the key ratios in operational follow-ups at the division and Group level. Amortization of acquisition-related intangible fixed assets, financial items and taxes are followed up separately.

Statement of cash flow

In principle, operating income should generate an equal cash flow from operating activities. However, the cash flow is affected by investments in fixed assets used in


Return on capital employed (ROCE)
Free cash flow as a percentage of net debt
Free cash flow as a percentage of adjusted income
Objective

The objective is a long-term ROCE of at least 20 percent. The ROCE was 16 percent in 2005. The difference is due to the fact that acquired operations normally have a lower return in the years following acquisition, that certain operations did not have satisfactory profitability (the German cash handling operations) and that the effect of higher end rates for USD and EUR than the average rate for the year.

The objective for free cash flow as a percentage of net debt is 20 percent. In 2005, it was 22 percent.

The objective for free cash flow is 75–80 percent of adjusted income. In 2005, free cash flow was 94 percent of adjusted income.

the operations and changes in working capital. Free cash flow is cash flow from operating activities less net financial items paid and current taxes paid. When items related to acquisitions and shareholders' equity are deducted from free cash flow, the result is cash flow for the year. The consolidation of net debt in foreign currency usually generates a translation difference that is reported separately. Cash flow for the year plus the change in loans and translation differences equals change in net debt.

Balance sheet

Securitas uses the terms capital employed and financing of capital employed to describe its balance sheet and financial position. Capital employed consists of operating capital employed plus goodwill, acquisition related intangible fixed assets and shares in associated companies. Operating capital employed, which consists of operating fixed assets and working capital, is followed up continuously at an operating level to avoid unnecessary tied-up capital. Capital employed is financed by net debt and shareholders' equity.

Securitas' financial model – the relation between Income, Cash flow and Balance sheet


Income
Total sales
Organic sales growth, %
Production expenses
Gross income
Gross margin, %
Branch office expenses
Other selling and administrative expenses
Operating income before amortization
Operating margin, %
Cash Flow
Operating income before amortization
Investments in fixed assets
Reversal of depreciation
Net investments in fixed assets
Change in accounts receivable
Changes in other operating capital employed
Cash flow from operating activities
Net financial items paid
Current taxes paid
Free cash flow
Balance Sheet
Operating fixed assets
Accounts receivable
Other operating capital employed
Operating capital employed
Acquisitions
Shareholders
Amortization of net debt

The diagram shows the connection between the Statement of income, Statement of cash flow and the Balance sheet. Different colors are used for the sake of clarity.
Operating items Net debt related items Goodwill, taxes and non-operating items Items related to shareholders' equity

Risk management – a responsibility for everyone

Managing risks on behalf of customers and Securitas is the core of our business. Operational risks are managed through a decentralized approach according to a four-step model. A structured process of delegating responsibility for risk management stretches from branch managers upward in the organization to Group Management and the Board of Directors.

Background

Securitas is exposed to various types of risks in the day-to-day running of its business. These risks fall into two main categories, operational risks and financial risks. Both can affect the financial performance and position of the Group if not managed in a structured way. Operational risks are associated with running the operations and providing services to customers, for example, when services do not meet the required standards and result in property damages or losses or bodily injury. Financial risks arise because the Group has external financing needs and operates in a number of foreign currencies.

To allow the divisions, countries and regions to fully focus on their operations, financial risk management is centralized as far as possible to the Group Treasury Centre. For a further description of the management of financial risks, refer to Note 5 page on 85 in the Group's notes and comments.

Organization

As they arise in the local business operations, operational risks must be managed with a decentralized approach. Customer contract management and loss prevention are essential activities in this regard. Every branch manager in Securitas has to evaluate and understand the risks associated with providing services. The Group's divisional Presidents are responsible for all aspects of operations in their respective divisions, including operational risk management and risk control. Claims settlement is a Group responsibility, as is the purchase of certain strategic insurance programs.

Risk responsibilities

Activities	Branch/Area	Country/division	Group
Risk evaluation	■	■	■
Contract management	■	■	
Loss prevention	■	■	
Claims settlement		■	■
Insurance purchase			■

At the Group level, there is a risk committee consisting of members of Group Management who set risk management policies for the entire Group. The Group's risk manager and the risk managers in the divisions report to this committee. Furthermore, the Security Services USA, Security Services Europe and Cash Handling Services divisions have their own risk committees, which meet regularly.

Management of operational risks

Preventing losses from occurring, thereby protecting customers and employees, is the most important objective of the operational risk management. In order to evaluate the operational risks in new and existing businesses, Securitas uses a business risk evaluation model. This model focuses on certain important dimensions of the assignment and the relationship to the customer and is described below. Should a loss occur and Securitas is deemed to be fully or partially responsible, insurance solutions are used to minimize the financial impact of any customer or third party claims.

The business risk evaluation model

Assignment

This is the first stage of the process. The key points are the size of the project, its duration and whether it involves a new or existing service. Specific training and supervision requirements are also considered.

Risk

The type of customer under consideration is of importance in terms of the level of risk of the operations and the financial status. High-risk customers and large loss potential have to be identified and insurance cover for the risk involved established. Customer credit worthiness also has to be assessed.

Contract

A fair distribution of responsibilities and risks between Securitas and the customer is essential in every contract. Standardized contracts are the norm. Reasonable caps on potential liability claims and indemnification for third party claims are critical components of the customer contract.

Profitability

This stage involves careful calculation of the profitability of the business. Managers have to assess the amount of investment involved and whether there is any off-balance sheet exposure. Payment terms also have to be considered, and a judgment made as to whether the assignment generates sufficient profit in relation to the risks; see the Business Risk Evaluation Model on page 27.

Risk business plans

Each division annually submits a risk business plan in connection with the budget process, which is built from the bottom up. The business plan sets out the main focus and priorities in operational risk management within the division for the coming year. In addition, at least one Business Risk Evaluation Seminar is held each year for all the divisions with participants from the divisions, country or region and from the Group. The objective is to increase the awareness and understanding of the risks assumed in the operations by reviewing various contracts or processes.

Insurance

Securitas has decided to transfer certain operational risks to the insurance market through central Group insurance programs. The main programs are General Liability Insurance, which covers claims for property damage and bodily injury, Workers Compensation Insurance in the USA, which covers work-related claims, and Cash Handling Insurance, which covers losses in Cash Handling Services. By purchasing Group insurance programs centrally, Securitas gains economies of scale in the pricing of the programs and can more easily access specialized international insurance markets.

The transfer of risk to the insurance market is done in a three step process, where first of all the local operations retain a predetermined part of all losses through a local deductible. In the next step, reinsurance companies are used to retain a predetermined and capped risk in the Group above the level of the local deductible. The total level of risk retained in the Group, locally in the operations and in reinsurance companies depends on the estimated risk exposure and the pricing of external reinsurance. Normally it makes financial sense to retain a certain portion of the risk in the Group, as there is a certain level of loss that normally occurs. To insure these losses externally would usually cost more than the value of the losses.

As a third step, the risk above the predetermined level is reinsured to appropriate limits in the external insurance market. By using reinsurance companies, Securitas gains some independence from the insurance markets and can minimize the impact of short-term fluctuations in price and capacity in these markets.

Losses and cost of risk

The cost of risk consists of external insurance premiums plus the self-retained part of losses. The Group Insurance Center in Dublin is responsible for centrally purchasing the Group's insurance programs and ensuring competitive premiums and terms.

The operating units are responsible for keeping losses to a minimum in terms of number and size. As a principle, the cost of risk, and the consequence of good or poor management of the risk cost, is driven down to the branch level. Losses and the cost of risk are reported and monitored on a monthly basis for each unit as part of the financial reporting.

Key ratios for monitoring risks


Losses
Number of losses × Average loss = Total cost of losses
Cost of risk
Insurance premiums + Cost of retained losses = Cost of risk


The business risk evaluation model
1. Assignment
Customer
Job to be done
New or existing service
Requirements
2. Risk
Customer risk category
Customer financial status
Insurance cover
Regulations
3. Contract
Standard or non-standard contract
Liability cap
Consequential losses
Customer indemnification for third-party claims
4. Profitability
Profitability
Investments
Payment terms
Off-balance sheet exposures

2001–2005: strengthened market leadership

During the past five years, Securitas has established itself as a market leading guarding company and a major player in the U.S. cash handling market. Furthermore, the Group has implemented an organization consisting of five specialized divisions and considerably strengthened its market position for Securitas Systems and Cash Handling Services.

2001 New steps for Cash Handling Services

The divisionalization of Securitas was completed and began showing results. Greater focus contributed to high organic sales growth of 7 percent.

Further, Securitas established itself in the U.S. cash handling industry through the acquisition of Loomis, Fargo & Co. Meanwhile, Cash Handling Services in Europe entered into agreements with HSBC and Barclays to take over the banks' cash management in the United Kingdom. The first step towards market leadership in the non-guarding business areas was taken. During 2001 we also experienced the tragic events of September 11 in the USA, which for Securitas resulted in temporarily higher sales volumes.

2002 Refined services drive organic growth

After several years of acquisitions, the focus of the Group turned to organic growth and concept refinement. Securitas had one of the best years ever, with organic sales growth of 8 percent and an operating margin reaching 6.8 percent.

In the aftermath of September 11, 2001 the company experienced a temporary increase in demand for its services, which along with the introduction of the euro boosted operating income in 2002.

One exception to the internal focus was the acquisition of VNV in the Netherlands, which made Securitas one of the market leaders in a country with an attractive market for Security Services in Europe.

2003 A challenging year for Security Services USA and Cash Handling Services in Europe

2003 was a challenging year for Securitas due to the general slowdown in the world economy, a weak U.S. dollar development and the effect of discontinued business from the U.S. airport security operations that were federalized in late 2002. We also had significant operational disruptions in the Cash Handling Services business. However, it was also the year in which the integration process in the Security Services USA division was completed with the consolidation of all brands under the Securitas name. In addition, the final step in the divisionalization of the Cash Handling Services business was taken with the appointment of a joint management for U.S. and European operations.

2004 New acquisitions strengthen Securitas Systems and Cash Handling Services

Developments in 2004 confirmed that Securitas was back to positive organic sales and margin growth after the challenging year of 2003. Strong development was seen in Security Services Europe, Securitas Systems, Direct and Cash Handling Services, while Security Services USA stabilized its sales despite continued strong price pressure. Securitas Systems established its presence in the United Kingdom and Ireland through the acquisition of Bell and strengthened its market position in France by acquiring Eurotelis. Cash Handling Services acquired Valiance and became a leading player in the French cash handling market.

2005 Stability and positive trends in Security Services USA

With a stronger local organization and the resulting improvement in customer rentention, Security Services USA again reported positive organic growth and a stable margin development. A clearer organization, a single brand and more efficient methodologies were among the most important results of the extensive structural work in the U.S. guarding operations. Security Services Europe introduced a new customer-segmented organization to place greater focus on service development and new customer segments. Changes in the European airport security business temporarily placed pressure on the division's margins. Securitas Systems reported strong development in its U.S. operations and completed two acquisitions in the USA. Direct began an expansion in France and Benelux.

MSEK	Swedish GAAP 2001	Swedish GAAP 2002	Swedish GAAP 2003	IFRS 2004	IFRS 2005
INCOME					
Total sales	60,363.6	65,685.3	58,850.3	59,686.6	66,013.6
of which acquired business	12,384.1	4,104.5	964.0	1,519.0	2,074.3
Organic sales growth, %	*7*	*8*	*-3*	*3*	*5*
Operating income before amortization	3,854.5	4,458.4	3,732.0	4,026.4	4,293.6
Operating margin, %	*6.4*	*6.8*	*6.3*	*6.7*	*6.5*
Amortization of goodwill	-1,089.8	-1,164.5	-1,137.0	–	–
Amortization of acquisition related intangible fixed assets	–	–	–	-99.6	-122.5
Acquisition related restructuring costs	–	–	–	-26.5	-35.1
Financial income and expenses excluding revaluation of financial instruments	-892.2	-782.3	-596.8	-516.6	-523.1
Revaluation of financial instruments	–	–	–	–	36.2
Share in income of associated companies	29.4	–	–	–	11.8
Income before taxes	1,901.9	2,511.6	1,998.2	3,383.7	3,660.9
Taxes	-718.3	-997.0	-754.1	-855.2	-948.3
Minority share in net income	-0.9	-28.8	-1.8	–	–
Net income for the year	1,182.7	1,485.8	1,242.3	2,528.5	2,712.6
Average number of shares after dilution	365,123,348	376,689,957	382,416,866	382,408,810	378,712,105
Earnings per share after taxes, after dilution attributable to equity holders of the Parent Company (SEK)	3.27	4.14	3.45	6.79	7.31
CASH FLOW					
Operating income before amortization	3,854.5	4,458.4	3,732.0	4,026.4	4,293.6
Investments in fixed assets	-1,764.3	-1,748.1	-1,718.6	-1,969.9	-2,220.4
Reversal of depreciation	1,377.2	1,493.5	1,564.1	1,613.0	1,948.6
Changes in other operating capital employed[1]	-164.0	982.4	-650.3	-39.5	50.6
Cash flow from operating activities	3,303.4	5,186.2	2,927.2	3,630.0	4,072.4
as % of operating income before amortization	*86*	*116*	*78*	*90*	*95*
Financial income and expenses paid	-774.6	-794.6	-615.0	-518.4	-485.2
Current taxes paid	-575.5	-678.2	-510.9	-581.5	-926.1
Free cash flow	1,953.3	3,715.4	1,801.3	2,530.1	2,661.1
as % of adjusted income	*80*	*122*	*73*	*93*	*94*
Acquisitions, including cash payments from restructuring reserves	-3,001.5	-1,709.7	-1,307.8	-2,362.3	-1,213.2
Cash flow from financing activities	-121.1	29.5	1,572.3	-1,495.3	-1,192.6
Cash flow for the year	-1,169.3	2,035.2	2,065.8	-1,327.5	255.3
Interest-bearing net debt at beginning of year adjusted for new principle	-12,418.8	-12,582.6	-9,886.8	-10,686.8	-10,636.9
Change in loans	2,452.7	-414.0	-2,095.5	765.2	97.4
Revaluation of financial instruments	–	–	–	–	51.8
Translation differences on interest-bearing net debt	-1,447.2	1,074.6	834.0	616.0	-1,712.4
Interest-bearing net debt at year-end	-12,582.6	-9,886.8	-9,082.5	-10,633.1	-11,944.8
CAPITAL EMPLOYED AND FINANCING					
Fixed assets excluding acquisition related items	9,088.9	8,401.0	8,047.6	7,964.2	8,398.1
Accounts receivable	7,656.5	6,759.5	6,736.0	8,828.0	10,362.5
Other operating capital employed	-10,891.3	-10,269.6	-9,262.2	-10,051.3	-10,578.5
Operating capital employed	5,854.1	4,890.9	5,521.4	6,740.9	8,182.1
as % of total sales	*9*	*7*	*9*	*11*	*12*
Shares in associated companies	42.4	–	–	–	178.6
Goodwill	18,639.9	16,672.2	14,777.8	15,301.9	17,792.4
Acquisition related intangible fixed assets	–	–	–	433.2	638.5
Capital employed	24,536.4	21,563.1	20,299.2	22,476.0	26,791.6
Return on capital employed, %	*16*	*21*	*18*	*18*	*16*
Net debt	12,582.6	9,886.8	9,082.5	10,633.1	11,944.8
Net debt equity ratio, multiple	*1.05*	*0.85*	*0.81*	*0.90*	*0.80*
Interest coverage ratio, multiple	*3.7*	*5.3*	*5.3*	*6.5*	*6.0*
Minority interests	17.5	13.2	15.6	–	–
Shareholders' equity	11,936.3	11,663.1	11,201.1	11,842.9	14,846.8
Return on equity, %	*10*	*11*	*9*	*17*	*17*
Equity ratio, %	*31*	*31*	*30*	*30*	*32*
Financing of capital employed	24,536.4	21,563.1	20,299.2	22,476.0	26,791.6

[1] Including changes in accounts receivable.

Operating items are labeled in green.
For definitions and calculations of key ratios refer to note 2.

Income 2005

MSEK	IFRS Q1 2005	IFRS Q2 2005	IFRS Q3 2005	IFRS Q4 2005
Sales, continuing operations	14,556.4	15,565.4	16,389.6	17,427.9
Sales, acquired business	638.9	668.1	484.7	282.6
Total Sales	**15,195.3**	**16,233.5**	**16,874.3**	**17,710.5**
Organic sales growth, %	*4*	*5*	*5*	*5*
Production expenses	–11,852.6	–12,646.6	–13,173.5	–13,647.4
Gross income	**3,342.7**	**3,586.9**	**3,700.8**	**4,063.1**
Selling and administrative expenses	–2,405.3	–2,555.0	–2,566.5	–2,873.1
Operating income before amortization	**937.4**	**1,031.9**	**1,134.3**	**1,190.0**
Operating margin, %	*6.2*	*6.4*	*6.7*	*6.7*
Amortization of acquisition related intangible fixed assets	–30.0	–30.9	–31.3	–30.3
Acquisition related restructuring costs	–4.1	–18.5	–7.2	–5.3
Operating income after amortization	**903.3**	**982.5**	**1,095.8**	**1,154.4**
Financial income and expense	–122.3	–139.8	–129.9	–131.1
Revaluation of financial instruments	36.7	–7.3	11.9	–5.1
Share in income of associated companies	–	11.3	0.2	0.3
Income before taxes	**817.7**	**846.7**	**978.0**	**1,018.5**
Net margin, %	*5.4*	*5.2*	*5.8*	*5.8*
Current taxes	–194.4	–211.9	–204.9	–323.0
Deferred taxes	–17.8	–6.9	–48.4	59.0
Net income for the period	**605.5**	**627.9**	**724.7**	**754.5**
Whereof attributable to:				
Equity holders of the Parent Company	605.3	627.4	724.0	754.4
Minority interests	0.2	0.5	0.7	0.1
Earnings per share after taxes, before dilution (SEK)	1.66	1.72	1.98	2.07
Earnings per share after taxes, after dilution (SEK)	1.63	1.69	1.95	2.04

Cash flow 2005

MSEK	IFRS Q1 2005	IFRS Q2 2005	IFRS Q3 2005	IFRS Q4 2005
Operating activities				
Operating income before amortization	937.4	1,031.9	1,134.3	1,190.0
Investment in fixed assets	–467.3	–632.3	–508.4	–612.4
Reversal of depreciation	469.8	484.5	491.0	503.3
Change in accounts receivable	–1.3	–154.2	–197.3	–90.6
Changes in other operating capital employed	–488.5	–39.3	205.9	815.9
Cash flow from operating activities	**450.1**	**690.6**	**1,125.5**	**1,806.2**
Cash flow from operating activities, %	*48*	*67*	*99*	*152*
Financial income and expenses paid	–72.4	–156.2	–105.2	–151.4
Current taxes paid	–112.1	–260.3	–247.7	–306.0
Free cash flow	**265.6**	**274.1**	**772.6**	**1,348.8**
Free cash flow, %	*43*	*40*	*97*	*183*
Free cash flow net debt ratio	*0.24*	*0.15*	*0.18*	*0.22*
Cash flow from investing activities, acquisitions	–785.3	56.9	–4.4	–480.4
Cash flow from financing activities	435.1	–1,229.0	–721.7	323.0
Cash flow for the period	**–84.6**	**–898.0**	**46.5**	**1,191.4**

Capital employed and financing 2005

MSEK	IFRS March 31, 2005	IFRS June 30, 2005	IFRS September 30, 2005	IFRS December 31, 2005
Operating capital employed	**7,656.6**	**8,490.1**	**8,386.9**	**8,182.1**
Operating capital employed as % of sales	*12*	*13*	*13*	*12*
Return on operating capital employed, %	*57*	*55*	*56*	*58*
Goodwill	16,406.9	17,590.0	17,478.2	17,792.4
Acquisition related intangible fixed assets	583.1	589.4	553.0	638.5
Shares in associated companies	–	178.5	177.4	178.6
Capital employed	**24,646.6**	**26,848.0**	**26,595.5**	**26,791.6**
Return on capital employed, %	*17*	*16*	*16*	*16*
Net debt	**–11,708.8**	**–13,560.5**	**–12,612.1**	**–11,944.8**
Shareholders' equity	**12,937.8**	**13,287.5**	**13,983.4**	**14,846.8**
Net debt equity ratio/multiple	*0.91*	*1.02*	*0.90*	*0.80*

Income 2004

MSEK	IFRS Q1 2004	IFRS Q2 2004	IFRS Q3 2004	IFRS Q4 2004
Sales, continuing operations	14,195.9	14,535.3	14,856.5	14,579.9
Sales, acquired business	257.0	294.3	325.6	642.1
Total Sales	**14,452.9**	**14,829.6**	**15,182.1**	**15,222.0**
Organic sales growth, %	*2*	*2*	*4*	*3*
Production expenses	–11,241.3	–11,461.1	–11,691.1	–11,620.2
Gross income	**3,211.6**	**3,368.5**	**3,491.0**	**3,601.8**
Selling and administrative expenses	–2,326.7	–2,413.7	–2,420.1	–2,486.0
Operating income before amortization	**884.9**	**954.8**	**1,070.9**	**1,115.8**
Operating margin, %	*6.1*	*6.4*	*7.1*	*7.3*
Amortization of acquisition related intangible fixed assets	–23.6	–24.1	–26.0	–25.9
Acquisition related restructuring costs	–3.6	0.6	–1.4	–22.1
Operating income after amortization	**857.7**	**931.3**	**1,043.5**	**1,067.8**
Financial income and expense	–134.2	–127.4	–132.2	–122.8
Revaluation of financial instruments	–	–	–	–
Share in income of associated companies	–	–	–	–
Income before taxes	**723.5**	**803.9**	**911.3**	**945.0**
Net margin, %	*5.0*	*5.4*	*6.0*	*6.2*
Current taxes	–158.3	–171.3	–229.9	–235.5
Deferred taxes	–14.4	–29.1	–4.8	–11.9
Net income for the period	**550.8**	**603.5**	**676.6**	**697.6**
Whereof attributable to:				
Equity holders of the Parent Company	550.7	603.3	676.5	697.3
Minority interests	0.1	0.2	0.1	0.3
Earnings per share after taxes, before dilution (SEK)	1.51	1.65	1.85	1.91
Earnings per share after taxes, after dilution (SEK)	1.49	1.62	1.81	1.87

Cash flow 2004

MSEK	IFRS Q1 2004	IFRS Q2 2004	IFRS Q3 2004	IFRS Q4 2004
Operating activities				
Operating income before amortization	884.9	954.8	1,070.9	1,115.8
Investment in fixed assets	–418.2	–445.5	–395.9	–710.3
Reversal of depreciation	382.2	391.0	405.9	433.9
Change in accounts receivable	–76.0	96.7	–186.9	–318.9
Changes in other operating capital employed	–624.6	233.0	–37.8	875.0
Cash flow from operating activities	**148.3**	**1,230.0**	**858.2**	**1,395.5**
Cash flow from operating activities, %	*17*	*129*	*80*	*125*
Financial income and expenses paid	–84.7	–107.0	–199.2	–127.5
Current taxes paid	–50.5	–136.5	–144.9	–249.6
Free cash flow	**13.1**	**986.5**	**512.1**	**1,018.4**
Free cash flow, %	*2*	*150*	*72*	*134*
Free cash flow/net debt ratio	*0.14*	*0.19*	*0.21*	*0.24*
Cash flow from investing activities, acquisitions	–124.7	–1,735.3	–17.4	–484.9
Cash flow from financing activities	–277.1	–742.7	467.6	–943.1
Cash flow for the period	**–388.7**	**–1,491.5**	**962.3**	**–409.6**

Capital employed and financing 2004

MSEK	IFRS March 31, 2004	IFRS June 30, 2004	IFRS September 30, 2004	IFRS December 31, 2004
Operating capital employed	**7,092.9**	**6,883.5**	**7,032.8**	**6,740.9**
Operating capital employed as % of sales	*12*	*11*	*12*	*11*
Return on operating capital employed, %	*55*	*57*	*59*	*61*
Goodwill	15,245.5	16,456.5	16,176.2	15,301.9
Acquisition related intangible fixed assets	294.6	500.8	472.0	433.2
Shares in associated companies	–	–	–	–
Capital employed	**22,633.0**	**23,840.8**	**23,681.0**	**22,476.0**
Return on capital employed, %	*16*	*16*	*17*	*18*
Net debt	**–11,053.5**	**–12,493.2**	**–11,838.9**	**–10,633.1**
Shareholders' equity	**11,579.5**	**11,347.6**	**11,842.1**	**11,842.9**
Net debt equity ratio/multiple	*0.95*	*1.10*	*1.00*	*0.90*


Earnings per share and free cash flow per share
Earnings per share after full taxes have increased by an average of 26 percent in the last five years.
SEK
SEK
10.50
8.75
7.00
5.25
3.50
1.75
0.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
01
02
03
04
05
Earnings per share after full taxes, fully diluted basis
Free cash flow per share, fully diluted basis
Dividend per share
Dividend per share after full taxes have increased by an average of 25 percent in the last five years.
SEK
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
01
02
03
04
05
Dividend per share
Share price performance
SEK
96
97
98
99
00
01
02
03
04
05
Securitas B
OMXS30
OMX Stockholm_PI
Number of traded shares thousands (incl all exchange trades)

Continued high liquidity in the share

The Securitas share has been listed on the Stockholm Stock Exchange since 1991. The share is included in the Stockholm Stock Exchange indexes OMXS and OMXS30. Securitas' weight in the OMXS index was 1.31 (1.47) percent and in the OMXS30 index 1.87 (2.06) percent as of year-end 2005. During the year a total of 599 million (539) Securitas shares were traded on the Stockholm Stock Exchange, corresponding to a value of MSEK 72,093 (60,781). The turnover rate during the year was 169 percent (170), against a turnover rate of 135 percent (149) for the entire A-list of the Stockholm Stock Exchange. Market capitalization at year-end 2005 was MSEK 48,188 (41,617).

The share capital amounted to SEK 365,058,897 as of December 31, 2005, divided among an equal number of shares, each with a par value of SEK 1.00. Of these shares, 17,142,600 are Series A-shares and 347,916,297 Series B-shares. Each Series A-share carries ten votes and each Series B-share one vote.

Share price performance

The market price of the Securitas share rose by 15.8 percent in 2005, while the OMXS index gained 32.6 percent and the OMXS30 index rose by 29.4 percent. The lowest price paid for a Securitas share in 2005 was SEK 106.50 and the highest was SEK 137.

Dividend and dividend policy

The Board of Directors proposes a dividend of SEK 3.50 (3.00) per share. With a free cash flow averaging 75-80 percent of adjusted income and a balanced growth strategy comprising both organic and acquisition-driven growth, Securitas should be able to sustain a dividend level of 40-50 percent of the annual free cash flow.

Shareholder structure

As of December 31, 2005 Securitas had 31,396 shareholders (29,524), an increase of 6.3 percent since 2004. The principal shareholders are Investment AB Latour, which together with Förvaltnings AB Wasatornet and Säkl AB hold 11.0 percent (11.9) of the capital and 29.7 percent (30.3) of the votes, and Melker Schörling AB, which holds 4.2 percent (4.2) of the capital and 10.7 percent (10.7) of the votes. At year-end, institutional investors accounted for more than 90 percent of total share capital. Investors outside Sweden accounted for 44 percent (47) of the capital and 31 percent (33) of the votes.

Data per share[1]

SEK/share	2005	2004	2003	2002	2001
Earnings after current taxes, after dilution[2]	7.34	4.19	3.68	5.14	3.73
Earnings after current taxes, after dilution[2,7]	7.31	4.01	3.45	4.14	3.27
Dividend	3.50[3]	3.00	2.00	2.00	1.50
Dividend as % of earnings per share after taxes	48[4]	75	58	48	46
Dividend as % of free cash flow	48[4]	43	41	20	28
Yield, %	2.6[4]	2.6	2.1	1.9	0.8
Free cash flow per share[5]	7.28	6.93	4.94	10.26	5.45
Share price at end of period	132.00	114.00	97.00	104.00	199.00
Highest share price	137.00	123.00	116.00	216.50	199.00
Lowest share price	106.50	86.00	69.50	104.00	130.00
Average share price[6]	121	101.74	93.20	166.94	184.51
P/E ratio[7]	18	26	28	25	61
Number of shares outstanding (000s)	365,058	365,059	365,059	363,058	361,061
Average number of shares outstanding, after dilution (000s)	378,712	382,409	382,417	376,690	365,123
Number of shares outstanding, after dilution (000s)	375,015	382,409	382,409	382,473	365,123

[1] After dilution. Data per share adjusted for 4:1 split in 1998 and 3:1 split in 1996.
[2] Adjusted for interest and tax effects attributable to convertible debenture loan; see Note 29.
[3] Proposed dividend.
[4] For 2005, calculated using proposed dividend.
[5] Before dilution.
[6] Source: Bloomberg.
[7] IFRS.

Definitions

Yield: Dividend relative to share price at the end of each year. For 2005, the proposed dividend is used.

Free cash flow per share: Free cash flow in relation to the number of shares outstanding before dilution.

P/E ratio (price/earnings): The share price at the end of each year relative to earnings per share after taxes.

EBITA multiple: The company's market capitalization and liabilities relative to operating income before amortization, net financial items and taxes.

Turnover rate: Turnover during the year relative to the average market capitalization during the same period.

Market capitalization: The number of shares outstanding times the market price of the share price at year-end.

Enterprise value: Market capitalization + net debt.

Market capitalization & Enterprise Value

MSEK

96 97 98 99 00 01 02 03 04 05

Source: Stockholm Stock Exchange

■ Market Cap — EV

P/E ratio

Securitas' P/E ratio was 18 percent at year-end 2005.

TIMES

96 97 98 99 00 01 02 03 04 05

Source: Securitas and SME Direkt

— P/E Securitas

EBITA/Enterprise Value

Securitas' market capitalization at year-end 2005 was fourteen times operating income before amortization of goodwill.

TIMES

96 97 98 99 00 01 02 03 04 05

— EBITA/Enterprise Value

Ten largest shareholders as of December 31, 2005

Shareholder	A-shares	B-shares	% of capital	% of votes
Säkl AB	8,642,600	4,000,000	3.5	17.4
Investment AB Latour	4,000,000	21,500,000	7.0	11.8
Melker Schörling AB	4,500,000	10,363,100	4.1	10.7
JP Morgan Chase Bank	0	28,843,845	7.9	5.8
State Street Bank and Trust	0	15,625,037	4.3	3.0
Credit Agricole Indosuez	0	9,835,357	2.7	1.9
Alecta	0	8,510,000	2.3	1.6
Fourth Nat'l Pension Fund	0	7,747,459	2.1	1.5
AMF Pensionsförsäkrings AB	0	7,534,200	2.1	1.5
Morgan Stanley	0	6,383,790	1.8	1.2
Total ten largest shareholders	**17,142,600**	**120,342,788**	**37.8**	**56.2**

Source: VPC (the Swedish Central Securities Depository) and changes known to Securitas.

Shareholder structure as of December 31, 2005

Number of shares	Number of shareholders	Number of A-shares	Number of B-shares	% of capital	% of votes
1–500	21,312	0	3,736,984	1.02	0.72
501–1,000	4,722	0	3,974,620	1.09	0.77
1,001–5,000	3,977	0	9,157,792	2.51	1.76
5,001–10,000	483	0	3,605,648	0.99	0.69
10,001–15,000	155	0	1,977,574	0.54	0.38
15,001–20,000	132	0	2,383,177	0.65	0.46
20,001–	615	17,142,600	323,080,502	93.2	95.22
Total	**31,396**	**17,142,600**	**347,916,297**	**100**	**100**

Source: VPC (the Swedish Central Securities Depository) and changes known to Securitas

Ownership by country


Holdings December 31, 2005
Sweden, 56 %
USA, 14 %
United Kingdom, 13 %
Other, 17 %
Holdings December 31, 2004
Sweden, 53 %
USA, 9 %
United Kingdom, 20 %
Other, 18 %
Source: VPC

Development of share capital

Year	Transaction	No. of shares	SEK
1987	Opening capital	200,000	20,000,000
1989	Non-cash issue	285,714	28,571,400
1989	New issue	342,856	34,285,600
1989	Split 50:1	17,142,800	34,285,600
1989	Stock dividend	17,142,800	85,714,000
1992	Rights issue	22,142,800	110,714,000
1993	Conversion	23,633,450	118,167,250
1994	Non-cash issue (Spain)	24,116,450	120,582,250
1996	Split 3:1[1]	72,349,350	120,582,250
1996	Rights issue[1]	72,349,350	144,698,700
1996	Conversion	72,697,739	145,395,478
1997	Conversion	73,206,315	146,412,630
1998	Conversion	73,439,693	146,879,386
1998	Rights issue[2]	73,439,693	293,758,772
1998	Split 4:1[2]	293,758,772	293,758,772
1998	New issue Raab Karcher	308,114,828	308,114,828
1998	New issue Proteg	325,104,472	325,104,472
1998	Conversion	325,121,812	325,121,812
1999	Conversion	327,926,707	327,926,707
1999	New issue Pinkerton	355,926,707	355,926,707
1999	Conversion	358,318,317	358,318,317
2001	Conversion[3]	361,081,321	361,081,321
2002	Conversion	363,055,906	363,055,906
2003	Conversion[4]	365,058,897	365,058,897
2004	n/a	365,058,897	365,058,897
2005	n/a	365,058,897	365,058,897

[1] A 3:1 split was effected in 1996, as was a stock dividend changing the par value of the share from SEK 5 to SEK 2.

[2] A 4:1 split was effected in 1998, as was a stock dividend, changing the par value of the share from SEK 2 to SEK 1.

[3] 148,200 refers to interim shares registered with the Swedish Patent and Registration Office on January 11, 2002.

[4] The 1998/2003 convertible debenture loan has been converted per March 31, 2003 except for MSEK 5 that was not converted. The total number of shares after dilution of all outstanding convertible debenture loans is 375,015,400.

Report of the Board of Directors

Financial reports

Knut Óistein Haug, Service Technician for Securitas Systems in Norway, is installing a security system in a Cubus clothing store in the Sandvika shopping center outside Oslo. Cubus is owned by the Varner Group, Norway's largest clothing chain and one of Securitas' key retail-chain customers in the Nordic region. The Group has 990 stores in nine countries and includes the well-known Dressman and Carlings clothing chains.



The Board of Directors and the President of Securitas AB (publ.), corporate registration number 556302-7241, with its registered office in Stockholm, hereby submit the annual report and consolidated financial statements for the 2005 financial year.

Securitas provides security solutions comprising guard services, alarm systems and cash handling services. The Group has approximately 217,000 employees and operates in more than 20 countries in Europe and in North America.

Financial overview

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards as endorsed by the European Union. The transition to IAS/IFRS has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2004. Comparative figures for 2004 have been restated. Financial information regarding previous years are reported according to Swedish GAAP. IAS 39 Financial Instruments: Recognition and Measurement has been adopted as per January 1, 2005. The transition to IAS 39 has been accounted for by an adjustment of the opening balance for shareholders' equity as per January 1, 2005. For further information, refer to Note 37.

Sales and income

Sales amounted to MSEK 66,014 (59,687). Organic sales growth improved to 5 percent (3).

Sales January–December

MSEK	2005	2004	%
Total sales	**66,014**	**59,687**	**11**
Acquisitions/Divestitures	–2,074	–266	
Currency change from 2004	–1,719	–	
Organic sales	**62,221**	**59,421**	**5**

Operating income before amortization increased 4 percent to MSEK 4,294 (4,026), adjusted for changes in exchange rates. This includes the capital loss of MSEK –151 on the sale of the German cash handling operations. The operating margin was 6.5 percent (6.7). Excluding the same capital loss and adjusted for changes in exchange rates operating income before amortization increased 7 percent to MSEK 4,445 and the operating margin was 6.7 percent.

Acquisition related restructuring costs mainly related to the acquisitions of Eurotelis in France, ESES in Spain and Hamilton in the USA, amounted to MSEK –35 (–26). Revaluation of financial instruments amounted to MSEK 36 (n/a).

Income before taxes increased 5 percent to MSEK 3,661 (3,384), adjusted for changes in exchange rates. This includes the capital loss of MSEK –151 on the sale of the German cash handling operations. Excluding the same capital loss and adjusted for changes in exchange rates income before taxes increased 10 percent to MSEK 3,812.

Income January–December

MSEK	2005	2004	%
Income before tax	**3,661**	**3,384**	**8**
Currency change from 2004	–100	–	
Income	**3,561**	**3,384**	**5**

The Group's tax rate was 25.9 percent (25.3). The net income increased 7 percent to MSEK 2,713 (2,529).

Earnings per share after taxes, after dilution increased 8 percent to SEK 7.31 (6.79).

Condensed Statement of Income according to Securitas' financial model

MSEK	2005	2004
Total sales	**66,013.6**	**59,686.6**
Organic sales growth, %	5	3
Production expenses	–51,320.1	–46,013.7
Gross income	**14,693.5**	**13,672.9**
Selling and administrative expenses	–10,399.9	–9,646.5
Operating income before amortization	**4,293.6**	**4,026.4**
Operating margin, %	6.5	6.7
Amortization of acquisition related intangible fixed assets	–122.5	–99.6
Acquisition related restructuring costs	–35.1	–26.5
Operating income after amortization	**4,136.0**	**3,900.3**
Financial income and expenses excluding revaluation of financial instruments	–523.1	–516.6
Revaluation of financial instruments	36.2	–
Share of income in associated companies	11.8	–
Income before taxes	**3,660.9**	**3,383.7**
Taxes	–948.3	–855.2
Net income for the year	**2,712.6**	**2,528.5**

Securitas' financial model is described on pages 22–25. Operating items. Net debt related items. Goodwill, taxes and non-operating items. Items related to shareholder's equity.

Cash Flow

Operating income before amortization amounted to MSEK 4,294 (4,026), including the MSEK –151 capital loss related to the sale of Cash Handling Services in Germany.

Net investments in fixed assets after depreciation amounted to MSEK –272 (–357).

Changes in accounts receivable amounted to MSEK –444 (–485) and changes in other operating capital employed amounted to MSEK 494 (446).

Cash flow from operating activities amounted to MSEK 4,072 (3,630), equivalent to 95 percent (90) of operating income before amortization.

Free cash flow was MSEK 2,661 (2,530), equivalent to 94 percent (93) of adjusted income.

Condensed Statement of Cash Flow according to Securitas' financial model

MSEK	2005	2004
Operating income before amortization	**4,293.6**	**4,026.4**
Investments in fixed assets	–2,220.4	–1,969.9
Reversal of depreciation	1,948.6	1,613.0
Net investments in fixed assets	**–271.8**	**–356.9**
Change in accounts receivable	–443.4	–485.1
Change in other operating capital employed	494.0	445.6
Cash flow from operating activities	**4,072.4**	**3,630.0**
Financial income and expenses paid	–485.2	–518.4
Current taxes paid	–926.1	–581.5
Free cash flow	**2,661.1**	**2,530.1**

Securitas' financial model is described on pages 22–25. Operating items. Net debt related items. Goodwill, taxes and non-operating items.

Capital employed and financing

The Group's operating capital employed was MSEK 8,182 (6,741) corresponding to 12 percent (11) of sales adjusted for full year sales of acquired units.

Acquisitions and divestitures have decreased operating capital employed by MSEK –39 during 2005.

Acquisitions and divestitures increased consolidated goodwill by MSEK 525. Adjusted for positive translation differences of MSEK 1,965, total goodwill for the Group amounted to MSEK 17,792 (15,302).

The annual impairment test of all Cash Generating Units which is required under IFRS took place during the third quarter 2005 in conjunction with the business plan process for 2006. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Unit level). This level, which is consistent with the level that Securitas monitors performance, is per country in a division (segment).

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows. The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant Weighted Average Cost of Capital (WACC) rate used to discount future cash flows. None of the Cash Generating Units tested for impairment had a carrying amount that exceeded the recoverable amount. Thus no impairment losses have been recognized in 2005.

Acquisitions increased acquisition related intangible fixed assets by MSEK 259 during 2005. After amortization of MSEK –123 and positive translation differences of MSEK 70, acquisition related intangible fixed assets amounted to MSEK 639 (433).

The Group's total capital employed was MSEK 26,792 (22,476). The translation of foreign capital employed to Swedish kronor increased the Group's capital employed by MSEK 3,108 after considering net investment hedging and MSEK 3,653 before net investment hedging of MSEK –545.

The return on capital employed was 16 percent (18).

The Group's net debt amounted to MSEK 11,945 (10,633). Acquisitions, divestitures and acquisition related payments during 2005 increased the Group's net debt by MSEK 1,213, of which purchase price payments accounted for MSEK 938, assumed net debt for MSEK –33, acquisition related restructuring costs paid for MSEK 35, payments from restructuring provisions for MSEK 3 and a payment of tax provided as part of the Burns acquisition for MSEK 270. The Group's net debt increased by MSEK 1,712 during 2005 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.0 (6.5), and the free cash flow to net debt ratio amounted to 0.22 (0.24).

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 78 (95).

Dividend to shareholders of MSEK 1,095 (730) was paid in April 2005.

Shareholders' equity amounted to MSEK 14,847 (11,843). The translation of foreign assets and liabilities to Swedish kronor increased shareholders' equity by MSEK 1,396 after considering net investment hedging of MSEK –545 and MSEK 1,941 before net investment hedging.

The total number of outstanding shares amounted to 365,058,897 as of December 31, 2005. The average number of shares after full conversion of all outstanding convertible debenture loans is 375,015,400 for the fourth quarter and 378,712,105 for the full year 2005.

Condensed Balance Sheet according to Securitas' financial model

MSEK	2005	2004
Operating capital employed	8,182.1	6,740.9
Goodwill	17,792.4	15,301.9
Acquisition related intangible fixed assets	638.5	433.2
Shares in associated companies	178.6	-
Total capital employed	**26,791.6**	**22,476.0**
Net debt	11,944.8	10,633.1
Shareholders' equity	14,846.8	11,842.9
Total financing	**26,791.6**	**22,476.0**

Securitas' financial model is described on pages 22–25. Operating items. Net debt related items. Goodwill, taxes and non-operating items. Items related to shareholder's equity.

Acquisitions and divestments

Under IFRS 3 the financial reporting requirements of the acquisition process has been adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets (mainly customer contract portfolios) to be recognized before the residual is allocated to goodwill. The valuation of the customer contract portfolio is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flow projections for the customer contract portfolios. The value of the intangible asset is amortized over the expected life of the asset. A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset. Provisions for restructuring included in the purchase price allocation and thus in the determination of goodwill are not allowed under IFRS 3, unless they are recognized in the seller's balance sheet. Acquisition calculations are finalized by the latest one year after the acquisition is made. For additional information, refer to Note 37.

BDM, Switzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 3.8 (MSEK 23). The acquisition will significantly strengthen the installation and alarm monitoring capabilities of Securitas' operations in Switzerland.

Alert Services Holding, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 452). Through this third step, Securitas acquired the remaining 28 percent of the shares in ASH. This completed the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) and with 91,000 alarm connections in the Benelux area.

ESES, Spain

In February, Securitas Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. The company had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MEUR 8 (MSEK 73) in 2005. The operations have 130 employees and the enterprise value of the acquisition is MEUR 3.0 (MSEK 27). The service and monitoring contract portfolio accounts for 25 percent of total sales. Acquisition related restructuring costs has amounted to MEUR –1.7 (MSEK -16) for ESES as per December 31, 2005.

After the acquisition Securitas Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Securitas Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to its customers.

Wornall Electronics Inc., USA

In April 2005, Securitas Systems in the USA acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MUSD 5 (MSEK 35) in 2005 and 27 employees. The enterprise value of the acquisitions amounts to MUSD 1 (MSEK 7).

Acquisitions/divestitures January – December 2005 (MSEK)

MSEK	Company	Division[1]	Included/excluded from	Annual sales[2]	Purchase price[3]	Enterprise value[4]	Goodwill[5]	Acq. related intangible fixed assets
Opening balance							**15,302**	**433**
	BDM, Switzerland	Security Services Europe	Jan 1	24	43	23	22	3
	Alert Services Holding, Belgium	Security Services Europe	n/a	–	452	452	342	140
	ESES, Spain	Securitas Systems	Feb 16	73	27	27	3	6
	Wornall Electronics Inc., USA	Securitas Systems	Apr 1	35	1	7	11	–
	Bell, UK[6]	Securitas Systems	n/a	–	–	–	63	–
	Hamilton Pacific, USA	Securitas Systems	Oct 7	366	281	279	240	10
	AIPAA, Argentina	Security Services Europe	Nov 1	52	17	15	–	12
	Black Star, Spain	Security Services Europe	Dec 15	462	236	229	87	76
	Total acquisitions			**n/a**	**1,057**	**1,032**	**768**	**247**
	CHS, Eastern Europe	Cash Handling Services	Apr 29	–177	–77	–89	–9	–
	CHS, Germany	Cash Handling Services	Nov 28	–590	–28	–20	–96	–26
	Total divestitures			**n/a**	**–105**	**–109**	**–105**	**–26**
	Other acquisitions and divestitures[7]		n/a	–411	–14	–18	–138	38
Total acquisitions/divestitures January – December 2005				**n/a**	**938**	**905**	**525**	**259**
Amortization of acq. related intangible fixed assets							–	–123
Translation differences							1,965	70
Closing balance							**17,792**	**639**

[1] Refers to division with main responsibility for the acquisition.

[2] Estimated annual sales at the time of the acquisition/divestiture in SEK at the exchange rate at the time of the acquisition.

[3] Price paid to the seller.

[4] Purchase price plus acquired net debt.

[5] Total increase in consolidated goodwill.

[6] Bell, share options exercised and fair value adjustment, Bell Tech, Australia.

[7] Securiconsult, Switzerland, Franceval – Sofigem, France, TCV Image & Control, Spain, Irmas BV, the Netherlands, PSI Beveiliging, the Netherlands, purchase of contracts in Security Services USA and Security Services Europe, adjustment of Burns goodwill and the divestment of Globe.

This acquisition allows Securitas Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Securitas Systems access to new markets and increase the footprint to further support the national customer market segment in the USA.

Bell, UK

A fair value adjustment regarding Bell Tech Australia, which is treated as an asset held for sale and not consolidated, has increased goodwill for the remaining operations of Bell with MSEK 62. Bell Tech Australia has been treated as an asset held for sale from the time of the acquisition of Bell and it has been the management's intention to dispose of Bell Tech Australia since this time. Bell Tech Australia is carried at fair value less costs to sell and is valued at MSEK 0. Share options in Bell UK exercised during 2005 has increased goodwill with a further MSEK 1, bringing the total increase in goodwill to MSEK 63. These are the final adjustments to the Bell acquisition calculation.

Hamilton Pacific, USA

On October 7, Securitas Systems in the USA acquired Hamilton Pacific L.P., Pasadena, CA. Hamilton Pacific is one of the leading providers of security solutions to banks and financial institutions in the USA. It has a leading position in California with 15 additional locations throughout the USA serving up to 22 states. Hamilton Pacific is providing electronic security systems, bank security equipment, vaults and ATMs to many of the major financial institutions. The company had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MUSD 46 (MSEK 366) with an employee base of 225 people. The company is profitable and has contributed positively to the result before tax of the Securitas Group in 2005.

The enterprise value of the acquisition is MUSD 35 (MSEK 279), goodwill from the acquisition is MUSD 30 (MSEK 240) and acquisition related restructuring costs are estimated to MUSD 1 (MSEK 8).

The acquisition establishes Securitas Systems in the USA not only as a provider of security solutions for large and medium sized financial offices like headquarters and regional offices, but also as a provider of security solutions and services for their branch networks throughout major parts of the USA. This acquisition thereby becomes an important part in the Securitas Systems' U.S. strategy to specialize operations. This is comparable to the situation in Europe where Securitas Systems is the leading provider to the financial sector in some of the larger countries as well as in the Nordic region. After the acquisition Securitas Systems will have sales of MUSD 110 (MSEK 847) in the USA.

AIPAA, Argentina

In November 2005 Securitas acquired AIPAA in Argentina. The company is a high quality provider of guard services in the Buenos Aires region and had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MARS 22 (MSEK 52) and 1,000 employees. The enterprise value of the acquisition is MARS 6 (MSEK 15).

After the acquisition Securitas has annual sales of MARS 108 (MSEK 281) and 3,700 employees in Argentina.

Black Star, Spain

In December 2005 Securitas acquired Black Star in Spain, which is the leading private security company in the Andalucía region. With the acquisition, Securitas is strengthening its position in the provinces of Andalucia, as well as in Madrid, Barcelona and Murcia.

The company had at the time of the acquisition annual forecasted sales at the prevailing exchange rate of MEUR 49 (MSEK 462) in 2005 with approximately 2,000 employees. The enterprise value of the acquisition is MEUR 24 (MSEK 229) and will be included in Securitas from December 15, 2005.

After the acquisition Securitas in Spain will have sales of MEUR 440 (MSEK 4,150) within the guarding operation. Total sales for all Securitas activities in Spain will be MEUR 760 (MSEK 7,170) with more than 20,000 employees.

Divestment of Cash Handling Services in Eastern Europe

Securitas has divested its cash handling services operations in Poland, Hungary and the Czech Republic to Brinks Inc., representing annual sales of MSEK 177. The disposal has impacted the net debt positively by MSEK 89. The operating income in the divested units has had no material impact on Group operating income. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business.

Securitas remains active in the guarding business in Poland, Hungary and the Czech Republic, which represents annual sales of MSEK 340. The capital loss from the divestment amounts to MSEK –10.

Divestment of Cash Handling Services in Germany

In November 2005, Securitas divested its German cash handling operation to the German company Heros. Securitas main activity in Germany, which is not affected by the agreement, is security services and security systems with total sales 2005 of MEUR 430 (MSEK 4,100).

Securitas entered the German cash handling market through the acquisition of Protectas in 1992. The German cash handling operation has total sales of MEUR 62 (MSEK 590) and has never reached sufficient size or profitability.

After the divestment Securitas Cash Handling Services has total annual sales of MSEK 11,000 and activities in 10 countries in Europe and in USA.

The transaction resulted in a net capital loss of MEUR –16 (MSEK –151). This excludes the operating loss for Cash Handling Services activities in Germany which was MEUR –6 (MSEK –60) in 2005.

Divestment of remaining Globe activities in the USA

In December 2005 Securitas divested its airport security operations in the USA, representing annual sales of MUSD 55 (MSEK 426). Globe was divested in order to exit a non-core business within Security Services USA that has been slowed by the federalization of pre-board passenger screening and prohibitive cost structures. The operating income from U.S. airport security operations has had no material impact on Group operating income.

Other significant events

Securitas protected by US SAFETY Act

On December 8, 2005 Securitas Security Services USA received from the U.S. Department of Homeland Security the highest level of protection afforded by the SAFETY Act. The SAFETY Act (Support Anti-terrorism by Fostering Effective Technologies Act) provides a system of risk and liability management benefits to providers of anti-terrorism products and services. Among other benefits, this protection provides Securitas Security Services USA with third-party liability immunity from claims arising from acts of terrorism within the United States. This protection also extends to Security Services USA's subcontractors, and, more importantly, to its clients, thereby giving clients of Securitas SAFETY Act protection from third-party liability.

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2004. For the most recent published background information, refer to Note 36, Contingent Liabilities on page 100.

In addition to the insurance coverage maintained by Globe on September 11, other insurance coverage may be available to Globe for the events of September 11 through utilization of the Securitas Group's insurance. The insurer (If) which provided the Group insurance on September 11 denied coverage in respect of any potential liability arising out of the events of that day. Securitas commenced an arbitration proceeding in Sweden in order to confirm its right to extended coverage with respect to the events of September 11, 2001 under the Group's general liability policy. A final arbitration award was issued during 2004 in this proceeding confirming that coverage under this policy does extend to the events of September 11, 2001. The insurer filed a challenge to this award contending that the award should be partially set aside for reasons of procedural irregularities.

In November 2005, the Swedish Court of Appeal issued its decision with respect to If's challenge of the arbitral award. In its decision, the court confirmed that the event of September 11 was covered under the relevant policy but also ruled that under certain circumstances the insurer could be given the right to mitigate the limits of the policy. Both Securitas and the insurer have appealed this decision to the Swedish Supreme Court

Even if the insurance coverage finally would be mitigated in some aspect, it does not entail any financial risk for Securitas as Securitas' liability according to U.S. law is limited to its final insurance coverage.

There have been no other material developments in the matter on the events of September 11, 2001 subsequent to the published Annual Report for 2004.

Repurchase of incentive program

In 2002, Securitas AB introduced a global employee incentive program with a maturity of five years directed to essentially all employees in the Securitas Group. The program was based on convertible debentures issued by Securitas AB totalling MEUR 443.5 corresponding to 17,349,913 new B-shares. The Annual General meeting on April 7, 2005 approved the proposal from the Board of Directors of Securitas AB to offer the participating employees an opportunity to divest their investment prior to maturity at a price equal to the market value.

The Swedish Stock Market Panel resolved that a repurchase of the incentive program in accordance with the Board's proposal was not in contradiction to good market practice, if approved by the general meeting of shareholders.

As per the end of the offer period participants representing approximately 43 percent of the convertibles had accepted the offer. After the repurchase of the employee participations Securitas has as per June 30, 2005 redeemed the convertible debentures in the same proportion thereby reducing the convertible debenture loans by MEUR 189. This has lead to a reduction in the number of outstanding shares after full conversion by 7,393,410 which corresponds to 2 percent. This is estimated to lead to a decreased dilution in earnings per share after taxes and dilution by close to 1 percent on a full year basis.

The repurchase of the employee participations and the redemption of the convertible debentures have not lead to any significant net costs for Securitas. A proportionate amount, 43 percent corresponding to MSEK 10.7, of the unamortized set up costs incurred when setting up the incentive program in 2002 has been released in the finance net. This cost would normally have been amortized over the duration of the incentive program. At the same time and when accounting for the acquisition of the employee participations in the Luxembourg company (Securitas Employee Convertible 2002 Holding S.A.), holding the convertible debentures, a negative goodwill arises. The negative goodwill is the difference between the acquisition price and the book value of the equity in the Luxembourg company. In accordance with the accounting principles under IAS/IFRS this negative goodwill is released to the income statement under Share of profit in associated companies with a positive amount of MSEK 11.3.

New syndicated loan facility

On June 17, Securitas signed a five year loan agreement (Multi Currency Revolving Credit Facility) of MUSD 1,100 with a syndicate of banks. The facility replaced the existing MUSD 800 syndicated facility maturing December 2008. It will be used for general corporate purposes.

Events after the reporting date

The Board of Securitas AB on February 9, 2006 proposed that Securitas transform three of its divisions into independent, specialized security companies: Loomis Cash Handling Services AB (currently Cash Handling Services, to be renamed), Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a tax free dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

The Group's development

The development 2005 confirms Securitas' position as a world leader in Security through stable conditions in all of the Group's divisions. Security Services USA has returned to a positive organic sales growth and good margin development. Security Services Europe has implemented a new customer adapted organization and stabilized the temporary decline in the segment Transport and aviation. Securitas Systems and Direct show stable organic sales growth and margin development. Cash Handling Services has had a somewhat slower organic sales growth compared to 2004, but after the divestment of the German operations, the operating income has improved with 14 percent. All together, this development creates confidence for 2006.

Parent Company operations

The Parent Company of the Group, Securitas AB, conducts no operations. Securitas AB contains Group Management and support functions.

The Parent Company's income amounted to MSEK 480 (502) and mainly refers to administrative contributions and other revenues from subsidiaries. The income after financial items amounted to MSEK 4,287 (7,184). In the income after financial items are included result from sale of shares in subsidiaries of MSEK –46 (3,238), dividends from subsidiaries of MSEK 4,619 (4,379), interest income of MSEK 1,197 (1,068), interest expense of MSEK –1,568 (1,587) and other financial income and expenses, net, of MSEK 75 (213). Net income for the year amounted to MSEK 4,264 (7,188).

Cash flow for the year amounted to MSEK -400 (2,004).

The Parent Company's fixed assets amounted to MSEK 54,682 (45,850) and comprise mainly of shares in subsidiaries of MSEK 54,397 (45,489). Current assets amounted to MSEK 19,060 (19,433, whereof receivables from subsidiaries amounted to MSEK 16,764 (16,731). Liquid assets amounted to MSEK 1,759 (2,159).

Shareholders' equity amounted to MSEK 31,899 (28,731). The Parent Company's liabilities are mainly constituted of interest bearing debt of MSEK 41,013 (35,629), whereof liabilities to subsidiaries of MSEK 27,463 (23,164).

The Parent Company's financial statements are from January 1, 2005 prepared according to the Swedish Annual Accounts Act and RR 32 Reporting by Legal Entities. The transition to RR 32 has not lead to any adjustment of previous periods.

Proposed allocation of earnings

The statements of income and the balance sheets of the Parent Company and the Group are subject to adoption by the Annual General Meeting on April 3, 2006.

Funds in the Parent Company available for distribution:

	SEK
Retained earnings	19,907,937,764
Net income for the year	4,263,756,009
Total	24,171,693,773

The Board of Directors and the President propose a dividend to the shareholders of:

	SEK
SEK 3.50 per share	1,277,706,140
To be carried forward	22,893,987,633
Total	24,171,693,773

The Board's statement on the proposed dividend

With reference to the Board's dividend proposal, the Board of Directors hereby makes the following statement according to Chapter 18 section 4 of the Swedish Companies Act.

Retained earnings from previous years amount to SEK 19,907,937,764 and the net income for the financial year 2005 amounts to SEK 4,263,756,009. Provided that the Annual General Meeting 2006 resolves to allocate the results in accordance with the Board of Director's proposal, SEK 22,893,987,633 will be carried forward. After distribution of the proposed dividend, there will be full coverage for restricted equity.

The Board has considered the Company's and the Group's consolidation requirements through a comprehensive assessment the financial position of the company and the Group, as well as the possibilities of the company and the Group to comply with its obligations. The proposed dividend will not jeopardize the Company's and the Group's ability to make the investments that are considered necessary. The Company's financial position does not give rise to other assessment than that the company can continue its operations and that the Company is expected to comply with its obligations in a short term and a long term perspective. The Board has considered all known conditions that can affect the Company's financial position and that have not been considered within the framework of the assessment of the Company's consolidation requirements and liquidity.

With reference to the above, the Board assesses that the dividend is justifiable considering the requirements the art, extent and risks of the operations pose on the Group's equity and the Company's and the Group's consolidation requirements, liquidity and position in general.

Concerning the company's and the Group's income and position in general, please refer to Statement of income, balance sheet, statement of cash flow, as well as comments and notes.


2005 was an important and successful year. It's no exaggeration to call it a turning point.
Santiago Galaz
Divisional President Security Services USA

An important turning point in the USA

"2005 was an important and successful year for Security Services USA. It's no exaggeration to call it a turning point. When entering 2005, our three highest priorities were growth, profitability and organizational development. I am very pleased to report that we have been successful in all three areas.

After two challenging years in 2003 and 2004, there were some doubts about the long-term potential for the Group's guarding services in the USA. Personally, I have always believed that growth and results would come with the development of our organization and the successful establishment of our concepts. This is what we began to prove in 2005.

Back on track

Our sales increased by 4 percent organically, so we are now back on track, having reported a decrease in total sales in both 2003 and 2004.

The most important reason behind this increase is that on the whole we have succeeded in retaining our existing clients. Our client retention rate was over 90 percent, an increase of about two percentage points compared with the previous year. This is a clear sign that our efforts to improve customer service have been effective. At the same time, our new sales also increased.

However, despite these improvements, we have not been able to fully grow in line with the market, which grew by approximately 4 percent during the year. This is due to the fact that market growth was strongest in the government sector, where for historical reasons we are not as strong as in the private sector. Our ambition is, however, to strengthen our offering to this part of the market.

As regards profitability, the trend was also clearly positive. Our operating income rose by 6 percent to MSEK 1,080 (982), adjusted for changes in exchange rates. This improvement was primarily due to increased volume, combined with improved cost control. Our cost increases for the year were very limited and we were also able to introduce certain rate increases.

Since 2003, when our operations were united under one company, we have put a great deal of effort into decentralizing the organization and delegating responsibility to the people who work close to our customers. We have invested considerable resources in developing expertise in the local organization, and the positive effects of this were evident during the year. I am convinced that greater responsibility and increased expertise at the local level have contributed to improved customer service and more effective sales activities.

We are the market leader in the USA, with a market share of 19 percent, and operations that span the entire USA and all customer segments. This strong position provides us with a solid platform for continued growth and profitability.

Even closer to our customers

As the market leader, we are able to play as important role in driving the entire industry towards greater professionalism and more advanced services. We will also continue to increase customer segmentation. Other important objectives are to get even closer to our existing customers, attract new customers, and improve the skills of our security officers as well as their working conditions.

I believe that we are in a good position to reach annual growth of 4–5 percent in the next few years and am looking forward to what we will achieve in 2006."


Total sales
BSEK
Operating income/Operating margin
BSEK
%
Capital employed/
Return on capital emloyed
BSEK
%
01
02
03
04
05

The year 2005

- The division's total sales amounted to MSEK 21,616 (20,017). Organic sales growth was 4 percent.
- Operating income was MSEK 1,080 (982), an increase of 6 percent, adjusted for changes in exchange rates, compared with the previous year. Operating margin increased to 5.0 percent (4.9).
- Client retention rate was above 90 percent.
- All branch managers took part in an extensive training program focusing on finance, sales and human resources development.
- A new IT platform for scheduling, payroll and invoicing was rolled out throughout the organization. This is expected to result in greater efficiency.
- Customer segmentation continued through the establishment of special units for energy, seaports, high-rise buildings, financial services, retail malls and petrochemical plants, among others.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	21,616	20,017	22,036
Organic sales growth, %	4	-2	-9
Operating income before amortization	1,080	982	1,200
Operating margin, %	5.0	4.9	5.4
Amortization of goodwill	–	–	-460
Amortization of acquisition related intangible fixed assets	-33	-34	–
Acquisition related restructuring costs	–	-1	–
Operating income after amortization	1,047	947	740
Operating cash flow			
Operating income before amortization	1,080	982	1,200
Investments in fixed assets	-177	-123	-193
Reversal of depreciation	161	104	149
Change in operating capital employed	-77	-145	-440
Cash flow from operating activities	987	818	716
Cash flow from operating activities, %	91	83	60
Capital employed and financing			
Operating fixed assets	740	543	947
Accounts receivable	3,463	2,680	2,860
Other assets	214	205	298
Other liabilities	3,078	2,490	2,835
Total operating capital employed	1,339	938	1,270
Goodwill	6,873	5,831	6,526
Acquisition related intangible fixed assets	38	42	–
Total capital employed	8,250	6,811	7,796
Operating capital employed as % of sales	6	5	6
Return on capital employed, %	13	14	15

[1] Adjusted to include Canada and Mexico that have been transferred to Security Services USA.





Security Officer Billy Tyus welcomes residents and visitors to Mirada Homeowners Association in California. Mirada is a gated community, where Securitas provides security services both at the gate and inside the residential area.



Claudia Gooden is one of the Security Officers guarding the gate at Mirada Homeowners Association. In the USA, gated communities represent a fast-growing segment.

Operations

Security Services USA provides security solutions for customers throughout the USA. Securitas entered the U.S. market in 1999 by acquiring Pinkerton, one of the oldest and largest security companies in the country. In the following years, the company made additional acquisitions, including acquiring another leading company, Burns. The division is now the undisputed market leader, with a market share of 19 percent.

Our service offering includes:
- Permanent guarding services
- Specialized guarding services
- Special events
- Total security solutions
- Mobile services
- Alarm response
- Consulting and investigations

Organization

The division has approximately 100,000 employees, most of whom are security officers. The organization consists of three levels – regions, areas and branches. The division comprises ten geographical regions, three specialized regions, 100 areas and 650 branch offices.

Securitas has more local branch offices than any of its competitors in the USA. Thanks to their proximity to the customers, these branch offices are the real base of the Securitas organization. The branches have complete responsibility for their customers, personnel and profitability. Delegated responsibility far out in the organization is a fundamental aspect of the organization of the division and contributes to high quality customer service and efficient sales. Being close to customers is also important in order to discuss their perspectives and needs which, in turn, is fundamental for the development of new services as well as improvements to existing services. The decentralized structure also provides flexibility to develop and adapt operations to local needs.

Organization


Security Services USA
Guarding Regions
North Central
East Central
South Central
Mid-Atlantic
New England
New York/New Jersey
South East
Rocky Mountain
North California
South California
National Accounts
Specialty regions
Automotive
Energy
Government
Consulting & Investigation
Operations in more than 30 countries
North California
South California
Rocky Mountain
New York/New Jersey
North Central
South Central
East Central
Mid-Atlantic
New England
South East

Our people

The commitment and skill of our employees are the decisive factors for the division's future progress and success. Great importance is given to the recruitment process to make sure the right people are recruited and to support employees with training and development.

We require our employees to:
- Provide consistent and reliable service
- Respond quickly
- Inspire trust and confidence
- Be attentive to clients' individual needs



In 2005, all branch managers in the USA took part in a comprehensive training program focusing on finance, sales and human resources development. In November, branch officers in the New York/New Jersey region took part in one of these training sessions in Parsippany, New Jersey. Training branch officers is central to the organization and plays an important part in the development of its operations.

In 2005, extensive training programs were carried out to increase competence in our local organizations. All managers at branch offices participated in finance, sales, and human resource development training.

The division also has a broad and ambitious training program in preparation for and during assignments as well as specialized training. Securitas Online Academy provides on-line training. New courses have also been developed to refine certain services and meet new regulatory requirements.

Having recruited and developed our staff, the next step is to keep them. This is important in order to maintain and develop a high level of service and expertise. To achieve this, there are a number of different incentive systems in place to reward high performance. The division also strives to create career paths that provide opportunities for personal and professional development.

Markets and customers

The total market for security services in the USA is worth approximately MSEK 106,000. The market witnessed a temporary surge after the events on September 11, 2001, but then fell back considerably. Over the last few years, however, there has been a stabilization of the market, which has started to grow again.

In 2005, the market grew some 4 percent, compared to 3 percent growth the previous year. The U.S. market is characterized by tough competition and is primarily price driven for permanent guarding services. In contrast to Europe, mobile services are unusual in the USA. The majority of security officers work for one customer at a time.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
USA	20,257	2,684	19
Canada	1,122	179	17
Mexico	237	341	2
Total	**21,616**		**17**

Market position

Securitas is the market leader in the USA, with a market share of 19 percent. The division has approximately 100,000 security officers and has wide coverage of geographical regions and business segments in the USA.

There are only three large nationwide security companies in the USA, namely Securitas, followed by Wackenhut and AlliedBarton. The latter was formed in 2004 through the merger of Allied and Barton.

In addition, the U.S. Federal Government has emerged as a big player in the market since it took over airport security in the wake of the attacks of September 11, 2001. Approximately 50,000 guards are federally employed. The federal share of the market for guarding services has grown by more than 10 percent annually for the past two years, which is more than twice the average market growth.

For historical reasons, Securitas has a weaker position in the fast-growing market for government related security services, and thus has not been able to grow fully in line with the market in 2005. Securitas aims to strengthen the division's offering to the government market.

The remaining security industry is very fragmented, with over 13,000 companies, mostly local companies with no national ambitions or operations. Securitas expects the consolidation in the industry to continue.

The U.S. market's five leading players, MUSD

Companies	Sales	Branch offices	Employees	Market share, %
Securitas	2,684	650	102,780	19
Wackenhut	1,500	120	38,000	11
AlliedBarton	1,099	79	37,000	8
Akal Security	1,000	50	12,000	7
Guardsmark	509	155	18,500	4
Total				**49**

The five largest security companies in the USA have a total market share of 49 percent.

Source: Securitas and Security Magazine.com

Security Services USA



Security Officers LDemont Carr (left) and James Edwards (right) work at Universal City Plaza, a Los Angeles high-rise building, where Securitas conducts beat patrols, security access control and reception services. Javier Galeana (middle) is Securitas Security Supervisor in the building, which is owned by CarrAmerica Realty Corporation, one of the leading realty companies for office premises in the USA. High-rise buildings constitute an ever-growing segment of the U.S. market.

The division's ambition is to strengthen its position as a leading provider of security solutions by further enhancing the skills of its employees, and by sensitivity and adaptability to the needs of its customers. Better trained, better equipped and better paid security officers can provide our clients with more qualified services and thereby also increase the overall status of the security services industry.

American society is in many respects the world's most demanding and sophisticated, which creates demand for more advanced and specialized security solutions. This is a challenge that the security industry has not fully met, and Security Services USA sees great potential in continuously improving its offering on the U.S. market with more qualified services.

Employment and wages for guards in the USA

The security service industry in the USA consists of about 1 million guards; almost half of them, 47 percent, are proprietary guards, employed directly by companies and organizations for their own security needs. The remaining 53 percent are contract guards, employed by security services companies, among them Securitas.

Guards employed by security companies and other companies


47%
53%
Proprietary guards:
489,000 guards
Contract security guards:
533,000 guards
• Private Facilities 351,000
• Government Facilities 85,000
• Airports 53,000

Source: BLS National Occupational Employment and Wages Estimates. CRS – The library of Congress.

The relatively large share of guards employed by non-security companies and organizations should be seen in light of the historically low quality of security services provided by security companies, which, in itself, is related to the relatively low wage level for guards in the USA. There is also a difference in wages within the guarding profession; proprietary guards are paid about 20 percent more than guards employed by security companies.

Average annual wages for selected occupational groups in the USA


Police officers
$44,960
All occupations
$36,210
Correctional guards
$35,090
Parking enforcement guards
$29,570
Airport guards
$28,732
Proprietary guards
$24,141
Contract security guards
$19,400
Minimum wage
$10,712
Guards
Other occupations

Source: BLS National Occupational Employment and Wages Estimates. CRS – The library of Congress.

Altogether, this creates great opportunities for a security company like Securitas, which has a clear focus on quality in its service offering and a long tradition of improving working conditions and wages for security officers. The outsourcing potential will best be captured via industry initiatives in which security companies constantly work to increase wages and develop standards for security services, in combination with continued customer segmentation and specialization of the service offering to meet customers' increasingly varied demands.

Market trends

Broad market coverage and nationwide presence make Securitas an attractive partner for many nationwide companies. The division is actively striving to capitalize on this competitive advantage by directing its offerings and marketing to such companies.





Security services at Novartis Pharmaceuticals Corporation in New Jersey are provided by Central Station Operator Dean Melachrinos and his colleagues, who guard the company's premises and entrances around USA from an advanced, high-tech communications center.



Anita Sanchez is one of the Securitas receptionists who welcomes employees and visitors to Novartis every day.



At the Merrill Lynch reception desk at the World Financial Center in New York, receptionist Daniel Cantos makes sure that visitors are photographed and receive visitor badges upon entering the premises.

An important recent trend, which favors the Securitas security concept, is that companies are increasingly looking for more specialized services within such vertical markets as energy, seaports, finance industry, shopping centers, high-rise buildings, and petrochemical plants. Approximately 30 percent of the division's branch offices are currently delivering services to vertical markets, small customers, specialized areas and mobile services.

Intensive efforts are being made to further adapt the organization to suit the demands within these vertical markets.

Objectives and strategies

Security Services USA's main objective is to strengthen its position as the leading U.S. provider of security solutions by further adapting its services to customer needs and by developing the skills of its employees.

This long-term objective is supported by a number of fundamental strengths:

- Long experience
- Focus on security
- Local branches with high expertise
- Corporate culture based on strong values
- High ambitions for future development

The division's financial objectives are:

- Annual organic sales growth in line with the market
- Gradually increasing operating margin

To achieve these objectives the division is following three strategies for the medium term:

- Further training and development of employees and in particular for branch managers
- Continued segmentation of the organization to meet the demand from specific vertical customer segments
- Further specialization of the service offering

Outlook

Security Services USA and the U.S. security services industry as a whole are at the crossroads of a major challenge. The industry must shift its development from delivering traditional, standardized security services to offering more qualified, up-scale services. Raising the status of the security industy by making improvements in areas such as wages, training and services, goes hand in hand with this transformation.

As market leader, Security Services USA aims to play a major role in driving the entire market toward increased professionalism and more qualified services, thereby more effectively meeting the needs of the U.S. society. Securitas cannot accomplish this on its own; the entire industry must do its part.

In the next few years, the division's most important challenges are:

- To grow in line with the market while, at the same time, improving profitability
- To continue decentralizing the organization by entrusting responsibility and authority to its branch offices


The development of mobile services for small customers will be an important driver for our continued growth and improved margins.
Tore K. Nilsen
Divisional President Security Services Europe

New organization strengthens leadership

"For Security Services Europe, 2005 was the first full year for our specialized and enhanced customer-oriented organization. The process of reorganizing 86,000 people from a geographical, country-oriented organization to four vertical, specialized units – Permanent guarding and Transport aviation security for large customers, Mobile services and Alarm monitoring for small customers – started in late 2004 and was fully implemented in January 2005. The results have confirmed that we are on the right track.

New organization

Our new organization increases opportunities to transfer knowledge and concepts within each individual customer segment to gain better competence and customer focus. This is particularly true for large customer operations. We have already formed specialized units to address customers in specific segments, such as Retail, Banks, Energy Sector, Public Sector and Health Care in many countries. In 2006, we expect this trend to become stronger as we build cross-border networks to further promote best practices.

In most countries, our unit for Mobile services devoted a lot of effort in 2005 to IT development. We implemented integrated IT solutions, incorporating GPS technology to track and monitor call-out cars and transport vehicles, computerized report and feedback systems, and online services for our customers. As for our large customer operations, we benefited from being able to exchange experience between countries.

With our new focus and specialization in high-risk areas such as airports and seaports, it has been important to improve insurance coverage to limit our liability exposure. This led to the loss of some airport contracts where we were not able to agree on new terms. Meanwhile, we see definite signs of recovery as the market are responding positively to our specialized approach and new contracts are expected to improve our results in 2006.

Transfer of knowledge

The security industry in Europe as a whole grew by 3–4 percent in 2005, despite large differences between the countries in terms of market maturity. We also see new business opportunities arising as the market expands and new countries apply for EU membership. We expect to be able to expand and render the exchange of knowledge and best practices more effectively across borders within our division. We also see opportunities for mutual exchange with our colleagues in the USA. Even though our markets may at first seem different – for example, in Europe 75 percent of the security market is outsourced, compared to only 50 percent in the USA – the need for skilled and trained security professionals is fairly similar. We are confident that an increased exchange of business concepts and knowledge will benefit both markets.

In order to enhance and encourage best practices across borders, we expanded and refined our management training program. In 2005 the number of participants increased by more than 30 percent. The training is increasingly focusing on specialization and refinement of our services. With the new organization, Securitas has strengthened its market leadership in Europe. Through close cooperation with our customers, we are in a strong position to continue to develop our services for profitable growth."


Total sales
■ BSEK
30
25
20
15
10
5
0
01
02
03
04
05


Operating income/Operating margin
■ BSEK
% ■
4
3
2
1
0
8
6
4
2
0
01
02
03
04
05


Capital employed/
Return on capital emloyed
■ BSEK
% ■
12
10
8
6
4
2
0
30
25
20
15
10
5
0
01
02
03
04
05

The year 2005

- Total sales amounted to MSEK 24,996 (23,289) and organic sales growth was 5 percent.
- Operating income amounted to MSEK 1,873 (1,849) and was affected by start-up costs for new contracts and higher turnover in the contract portfolio for airport security operations.
- Margins stabilized and improved late in the year owing to lower turnover in the contract portfolio in combination with positive sales results in our Mobile services unit and the units for large customer operations, particularly during the third and fourth quarters.
- A new organization with four vertical, specialized units – Permanent guarding, Transport aviation security, Mobile services and Alarm monitoring – was fully implemented.
- The specialization process helped to reduce costs in relation to sales. The reorganization did not burden the division in terms of direct costs but may have contributed to an increase in portfolio turnover and lower margins.
- A management meeting held outside Paris in June 2005, brought together 230 managers from all of our countries to work on new strategies for growth through identifying and studying specific customer segments.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	**24,996**	**23,289**	**22,577**
Organic sales growth, %	*5*	*4*	*3*
Operating income before amortization	**1,873**	**1,849**	**1,699**
Operating margin, %	*7.5*	*7.9*	*7.5*
Amortization of goodwill		–	–414
Amortization of acquisition related intangible fixed assets	–40	–26	–
Acquisition related restructuring costs	–1	–21	–
Operating income after amortization	**1,832**	**1,802**	**1,285**
Operating cash flow			
Operating income before amortization	1,873	1,849	1,699
Investments in fixed assets	–606	–629	–548
Reversal of depreciation	584	526	567
Change in operating capital employed	65	–14	–39
Cash flow from operating activities	**1,916**	**1,732**	**1,681**
Cash flow from operating activities, %	*102*	*94*	*99*
Capital employed and financing			
Operating fixed assets	2,106	1,978	1,992
Accounts receivable	4,229	3,710	3,670
Other assets	588	592	517
Other liabilities	5,492	4,688	4,430
Total operating capital employed	**1,431**	**1,592**	**1,749**
Goodwill	5,587	4,962	5,248
Acquisition related intangible fixed assets	290	100	–
Total capital employed	**7,308**	**6,654**	**6,997**
Operating capital employed as % of sales	*6*	*7*	*8*
Return on capital employed, %	*26*	*28*	*24*

[1] Adjusted to exclude Canada and Mexico that have been transferred to Security Services USA, and adjusted to include the third party monitoring business.







The Mobile services unit, whose services are directed at small customers, is an example of how the division successfully deals with specialization and refinement of services. Modern technology, exemplified by GPS-equipped call-out vehicles and Internet-based customer support, allows for a more effective and secure service delivery for both customers and employees. The unit in the Netherlands experienced organic sales growth from zero to six percent in 2005.

Market and customers

The market for guarding and security services in Europe is estimated at slightly more than MSEK 200,000 of which 75 percent, MSEK 151,000, is outsourced – the addressable market for Securitas.

The market has grown 4-6 percent annually in the past few years, slightly exceeding GDP growth. In 2005, the market expanded by 3-4 percent. The outsourced part generally grows faster than the market average.

Competition

Securitas is the market leader in Europe, with a market share of around 17 percent. The largest competitor is the newly merged Group 4 Securicor, with a slightly lower market share than that of Securitas, and with an operation similar to Securitas in most European countries that have a security industry. Other players with a regional and considerable smaller market share include Prosegur (Spain-Portugal) and Initial-Rentokil (United Kingdom-Belgium). For the most part, Securitas' competitors offer the same range of services, except in the small to medium-sized customer segments. In many countries, mobile services – for example, beat patrol and call-outs – are only offered by Securitas. Pricing by large players is generally comparable, but in some countries and areas, Securitas meets fierce price competition from local and regional players. In Europe as a whole, more than 19,000 companies employ a total of approximately 1.1 million security officers.

Strong position

Security Services Europe's market position is strong, with financial strength, stable organic sales growth and sound operating margins. The new and more customer-focused organization makes the division more responsive to customer needs, providing the potential to further increase market share.

The European economy was generally weak during the year, especially in major countries like France and Germany. Spain also showed a somewhat lower level of activity than previous year. On the other hand, the economic climate was more favorable in Norway, Sweden, the United Kingdom and Eastern Europe.

The security industry is a somewhat late-cyclical business. This means that the division is to some extent affected by general market conditions although, it usually takes time before a change in the economic environment impacts sales and income.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	2,764	2,764	> 50
Norway	1,486	1,278	> 50
Denmark	267	214	24
Finland	897	96	50
Estonia	64	108	14
Germany	3,806	409	15
UK/Ireland	1,117	82	6
Belgium	1,756	189	46
The Netherlands	1,805	194	20
Switzerland	480	80	19
Austria	308	33	17
France	5,082	546	23
Spain[1]	4,153	446	23
Portugal	943	101	26
Argentina[1]	222	85	5
Hungary	89	2,379	10
Poland	225	97	3
Czech Republic	134	426	5
Elimination of internal sales[2]	−111		
Total[1]	25,487		17

[1] Adjusted for full-year sales of acquired units.
[2] Refers to sales within the Security Services Europe division.


DB Logistics
SECURITAS

Securitas provides combined solutions and reception services at 15 of transport company Schenker's logistics centers in Poland. Securitas has recently introduced a new concept at Schenker, offering an outsourcing solution for the position of security manager, which means taking even greater responsibility for the customer's security.

Renata Łach is a receptionist at one of Schenker's logistics centers in Poland, where Securitas provides combined solutions and reception services.

Industry consolidation

The security industry has undergone a major consolidation since the latter part of the 1990s, with Securitas as one of the driving forces. Today the three largest companies hold a total of 35 percent of the European market, compared to 15 percent in 1990. There is also evidence of specialization in the security industry. Compared to only five years ago, today's leading security companies offer only security services. Other companies that provided a wide range of services, including facility management and health care services, have either left the security industry or divested their non-security operations.

The consolidation trend is also evident in other industries, and multinationals are increasingly looking for partners and suppliers with a global reach in order to achieve consistency in standards and services. Security Services Europe coordinates its services for international customers together with the organization in the USA to meet these requirements. The segment of global accounts and international contracts is expected to grow more than the industry and the company as a whole over the next few years.

Objectives and strategies

Security Services Europe's long-term, overall objective is to be the preferred security supplier in Europe. This will require a stronger position in countries where the division is already the market leader and an improvement in other countries where it has yet to achieve a leading position.

The financial objectives are to continue to grow at least in line with the market and further improve profitability.

The objective to be the preferred supplier will be achieved through increased customer focus, stronger market presence and high-quality performance. The specialization process places particular demands on recruitment and training, but it also allows rapid adjustments to customers' ever-changing environments.

Small customers contribution to division


Operating result % of division
70
60
50
40
30
20
10
0
–10
Sweden
Finland
UK
Norway
Denmark
The Netherlands
Security Services Europe
France
Portugal
Spain
Belgium
Germany
0
10
20
30
40
50
60
Sales % of total division

Small customer is a fast growing customer segment for Securitas. During 2005 the division has established a unit for mobile services to further focus on specializing the service content and sales process. The small customer segment thereby will be an important driving force for the divisions continued sales growth and margin improvement. In 2005, small customers accounted for 17 percent of sales and 33 percent of operating income in the division.

Flat organization promotes exchange of best practices

A flat organization close to customers has proven to be the best means to develop market-oriented concepts to suit customer needs. One example is the Transport aviation security unit, which, during its first year as independent unit, set up a number of task forces in late 2005 to actively promote the exchange of best practices and know-how across borders. One of these groups is focused on aviation security training, with participants from all countries in the aviation security operations. Its purpose is to compare methods as well as to spread knowledge about the latest developments in legislation and technology.

The strategy – test pilot concepts, training methods and skills launched on a local level before a roll-out on a wider scale if successful – is a model well-tested in Securitas. The aim of the more customer-oriented organization is to move the traditional strategy in both a vertical and horizontal direction.





Securitas is responsible for passenger, aviation staff and equipment security checks at Tegel airport in Berlin, to fulfill the very high security requirements placed on the airlines. Peter Balzereit is one of the airport's 650 specially-trained guards.



Michael Hammarström is a customer services operator at the monitoring center of Alert Services in Stockholm. He stays in touch with Securitas' external alarm installers to ensure quality performance in the entire chain; from alarm to call-out, in accordance with the customer's specific requests.

Growth targets

Financial objectives are closely linked to the overall strategy. The growth target of 6-8 percent will be achieved through an even more customer-oriented approach. To expand the customer portfolio, further specialization is needed in specific areas. By increasing the share of combined solutions – guarding services and technical systems in a single, comprehensive agreement – for large customers, as well as mobile services for smaller customers, margins are expected to improve. In addition, the division is aiming to further strengthen its position in some countries through regional acquisitions.

Outlook

The division continuously strives to add value by refining its services. The Mobile services unit is growing. The challenge in established markets is to prove that the development of Securitas' services continually create added value for our customers. One way to do this is to develop and introduce new technology for security officers, a process that began in 2005 and will continue in 2006. For new markets, mobile services offer a great opportunity. As labor costs rise, mobile services become a more cost-effective solution for small to medium-sized customers.

In a labor-intensive business such as security, people are the most valuable asset, and efforts will continue to develop our staff. This starts early in the recruitment and initial training process, where increasing demands are placed on specific security officer profiles. Specialized training programs are offered for certain business sectors.

In 2006 the new organizational structure will allow further recruitment and training of selected employees throughout the division. This was done in 2005 in the Transport aviation unit, where security officers are being recruited and trained specifically for airports. This approach has resulted in lower employee turnover and tailor-made services.

Furthermore, numerous legislative and social initiatives are under way and will affect the industry and company in the next two years on both a national and pan-European level. In France, government plans call for increased training and licensing in 2007, which will be positive for the industry. The German market still poses a challenge, as it is highly fragmented and relatively untapped in eastern sections in terms of security services. There is still room for outsourcing, however, which is a positive structural factor.

The nationwide licensing scheme in the United Kingdom will come into force in 2006 – a positive development for Securitas – and create a regulated environment for the industry and its customers.

Eastern Europe is a fast-growing market, but still has a highly fragmented industry, with little or no regulation. These countries pose a challenge when it comes to improving industry standards and working conditions. The security industry here is largely state-controlled and the police play a different role compared to many Western European countries. In this respect, these markets also represent a great potential for further growth for Securitas, as do the markets where it does not yet operate or has a low market share.





Since the division was established in 2001, our presence has grown in several countries, at the same time as we have greatly improved both our sales and income. Still, it feels like the journey has just begun.

Juan Vallejo
Divisional President Securitas Systems

Market leader in Europe in banking and finance

"Since the division was established in 2001, our presence has grown in several countries, at the same time as we have greatly improved both our sales and income. Still, it feels like the journey has just begun. We are constantly discovering new opportunities and realizing how much more we can do, and should do, to be a world-leading systems integrator.

All of our employees during the year gained a greater understanding of the customers' needs and were inspired by this. We will utilize this knowledge in the development of our services and to identify new technology that can help us to surpass our customers' expectations.

Good opportunities for growth

We have a small market share (2 percent) in a highly fragmented market that is growing through technological development and globalization. The fact that customers are becoming more international is creating a need for global security partners. We have to be established where our customers are located and where they are now planning to be. In other words, there is plenty of room for us to grow organically and through acquisitions.

Growth in a global market will require a clear strategy to avoid too many growing pains and unnecessary risks. Over the years, we have learned the importance of first developing our existing operations to the point where we feel that acquisitions will contribute and we can determine which companies to acquire. In 2005, we maintained a brisk pace of development while at the same time devoting great energy to integrating previous acquisitions.

Competence requirements

Our employees' understanding of customers is one of our most important assets and can be a determining factor in many acquisitions. High demands are placed on those in senior positions to inspire their employees to develop and adapt in order to best meet customers' needs. We therefore plan to invest even more in competence development and internal succession planning.

The division gets an idunit of its own

A new profile to give the division a distinct identity as "an innovative systems integrator" was launched in late 2005. As part of this effort, we are introducing a new web portal for the division, where all of our current and potential customers can quickly communicate with Securitas Systems in all countries and make better use of our extranet.

From the Nordic region to the world

Securitas Systems is changing. From being been a Swedish and then a Nordic technology company, the emphasis now has shifted to major countries in Europe such as Spain, United Kingdom, France and Germany, as well as to the USA.

To establish ourselves as a world leader naturally requires that we succeed in the major markets where competition is toughest. This includes the USA, United Kingdom and Spain, where there are many players and few rules limiting competition. The success we attain in these countries inspires us internally.

We have succeeded well in Spain for several years, but the big breakthrough in 2005 was by Securitas Systems in the USA, whose latest acquisition has put it on a path to become our largest unit. And this is with a market share of only 1 percent.

Our future challenges are to further develop operations in our major countries such as Spain and the USA and to establish ourselves in more countries and on more continents."

Total sales

BSEK


Operating income/Operating margin
BSEK
%
0.8
0.6
0.4
0.2
0.0
12
9
6
3
0
01
02
03
04
05


Capital employed/
Return on capital employed
BSEK
%
5
4
3
2
1
0
45
36
27
18
9
0
01
02
03
04
05

The year 2005

- Total sales amounted to MSEK 5,798 (4,724). Organic sales growth was 6 percent.
- Operating income amounted to MSEK 669 (554), adjusted for changes in exchange rates, an increase of 18 percent.

During the year, three major acquisitions were made:

- Hamilton Pacific, a leading provider of security solutions for banks in the USA.
- Wornall Electronics, which installs and maintains security systems in Kansas City and New Jersey, USA.
- ESES (Empresa de Servicios Especializados de Seguridad), which installs and maintains security systems throughout Spain.

- The Hamilton and Wornall acquisitions strengthen Securitas Systems' position in the USA and in the banking and finance segment.
- On January 1, 2006 the division took over the Securitas Group's systems operations in Switzerland, with sales of approximately MSEK 25.
- A new sales organization was introduced for retail chains in Scandinavia. This was a natural response to the success within the retail sector. Customers in this segment often have operations in several countries, and need a single point of contact and a full-service supplier.
- Fire protection operations in Sweden were transferred to a separate organization, similar to what was previously done in Spain.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	5,798	4,724	4,026
Organic sales growth, %	*6*	*1*	*5*
Operating income before amortization	669	554	434
Operating margin, %	*11.5*	*11.7*	*10.8*
Amortization of goodwill	-	-	–59
Amortization of acquisition related intangible fixed assets	–16	–9	-
Acquisition related restructuring costs	–34	–3	-
Operating income after amortization	619	542	375
Operating cash flow			
Operating income before amortization	669	554	434
Investments in fixed assets	–147	–118	–98
Reversal of depreciation	123	106	95
Change in operating capital employed	–182	128	37
Cash flow from operating activities	463	670	468
Cash flow from operating activities, %	*69*	*121*	*108*
Capital employed and financing			
Operating fixed assets	355	312	367
Accounts receivable	1,471	1,117	889
Other assets	606	488	348
Other liabilities	1,533	1,342	901
Total operating capital employed	899	578	703
Goodwill	2,424	1,936	358
Acquisition related intangible fixed assets	224	208	-
Total capital employed	3,547	2,719	1,061
Operating capital employed as % of sales	*15*	*11*	*17*
Return on capital employed, %	*19*	*20*	*41*

[1] Adjusted to exclude the third party monitoring business, which was transferred to Security Services Europe.





In the fall of 2005, the division changed its name to Securitas Systems and introduced a new profiling scheme that includes a new logotype to be introduced successively in all 13 countries of operation. The new profile offers a stronger specialized systems integrator idunit. Service Technician Christoffer Moilanen (left) is carrying out service and maintenance work on the access control system at a shopping center while Service Technician Patrik Wanberg (right) is servicing and maintaining a CCTV system at a bank.

Operations

Securitas Systems offers customers with high security demands specially adapted security solutions based on modern technology. The customers mainly comprise large companies that require integrated security systems, such as banks and financial institutions, telephone service providers, utilities, logistics centers and retailers.

Offering

Securitas Systems combines technical systems and components into a comprehensive solution designed for the customer's needs. A security solution can comprise intrusion systems, access control and CCTV, complemented by a range of services offered by Securitas Systems' service organization and security services centers. These include alarm monitoring and response, remote monitoring and "helpdesks".

The offering consists of two parts: installation and maintenance (service). Installation accounts for approximately 60 percent of Securitas Systems' income and service for the other 40 percent. By providing high-quality service, Securitas Systems is able to retain customers throughout the life of their systems, which is normally 8–10 years. This generates annual income corresponding to approximately 8 percent of the original installation cost. Services include preventive maintenance, repairs and customer training. Technical services are primarily contract based and generate stable revenue that is less dependent on economic conditions.

Market

The market for technical security solutions in Europe and the USA continues to grow and is currently estimated at MSEK 245,000.

As customers become more global, they demand new types of security and monitoring solutions. New information technology in turn facilitates greater efficiencies and solutions that were not possible before.

Rapid technological developments are fragmenting the industry and causing high turnover among the competition. There has been some consolidation in the market as large companies have acquired others in the industry. This trend is expected to continue as globalization leads to higher demand for worldwide security partners.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	1,320	1,320	33
Norway	541	465	27
Denmark	102	82	6
Finland	362	39	20
Germany	246	26	1
France	724	78	2
UK	619	45	2
Ireland	104	11	6
Spain[1]	742	80	7
Portugal	183	20	9
Belgium	102	11	3
The Netherlands	154	16	2
USA[1]	881	114	1
Australia	62	10	
Hongkong	6	6	
Elimination of internal sales[2]	–61		
Total[1]	6,087		2

[1] Adjusted for the full year sales of acquired units.
[2] Refers to sales within the Securitas Systems division.

Securitas in the market

Securitas Systems is active in 12 European countries as well as the USA, with a market share of 4 percent in Europe and 1 percent in the USA.

We are focused on a number of customer segments. The Banking and finance segment and Retail segment cover most of our geographical markets. Each country otherwise determines which segments are most appealing in the local market. The knowledge built up locally in certain segments can then be used in our other markets.

We face competition in our markets from many small companies that are strong locally and from large companies such as Siemens, Bosch, Group 4 Securicor, Chubb, Gunnebo, ADT and Diebold.







Robert I. Spilman (right), Business Unit Manager of Securitas Systems' Response concept in Norway, discusses the latest security system installation with Runar Karlsen, Risk manager of the Varner Group, Norway's largest clothing chain.

Knut Öistein Haug, Service Technician in the Response Unit for Securitas Systems in Norway, discusses an installation of a new surveillance camera with Benedikte Edwin Vigander, clerk at clothing store Cubus in the Sandvika shopping center outside Oslo. Response is a standardized security concept for retailers where alarm reception, call out and technical services are offered at a set price.

When the economy slows down, the impact on Securitas Systems is limited by two factors. One is service agreements, which provide a stable flow of expansion orders and maintenance requests. Secondly, an economic slowdown often leads customers to accelerate the change from personnel-intensive security services to more cost effective technical solutions.

Europe

Securitas Systems has a leading position in the segment for banks and financial institutions in Europe.

In Sweden, Norway and Finland, we are by far the market leader. Our operations are stable and we have satisfactory profitability. The organizations in Sweden and Finland were modified during the year to speed up growth. The Norwegian operations have been generating good organic growth for a couple of years. The Danish company has a weaker market position.

Operations in Spain have been built up mainly through organic growth, and Securitas Systems' current development focus utilizes the strategies that have proven successful in Spain. In 2005 Securitas acquired ESES, which is active in the installation and maintenance of security systems throughout Spain. It has 130 employees and had a turnover of MSEK 73 in 2005.

The French operations have expanded through both acquisitions and organic growth. The same applies to operations in Germany, where Securitas Systems has been established for two years. In the UK, operations comprise Bell Security, which was acquired in 2004.

Operations also span Portugal, Belgium, the Netherlands and, as of January 1, 2006, Switzerland. A fire alarm unit was established during the year in Belgium through the acquisition of Elmaco, with nine employees and sales of slightly over MSEK 10 in 2005.

USA

Operations in the USA date back to Securitas' acquisition of Pinkerton. At the time, the systems integration operations of Pinkerton essentially supported its guarding services. These loss-making operations had no strategy of their own. With a strong sense of purpose, the U.S. management has been able to create a fast-growing business with improving margins. Two complementary acquisitions in 2005 strengthened the company's positions in key markets.

The first, Hamilton Pacific, is a leading provider of security solutions for U.S. banks. The acquisition broadened Securitas Systems' operations from those of a supplier to the head and regional offices of U.S. banks to also include services for their branch networks in large regions of the country. The acquisition is an important part of the strategy to segment operations. Sales amounted to MSEK 325 with 225 employees at year-end 2005. Operations are profitable and contributed positively to Securitas Systems' income.

The second acquisition, Wornall, installs and maintains security systems in Kansas City and New Jersey. This gives Securitas Systems access to new markets and a strong local presence in these two regions. Sales in 2005 amounted to MSEK 35 with 27 employees at year-end.

Other markets and production

In addition to the above, a small Hong Kong installation company was obtained through the acquisition of Bell Security. They are primarily a supplier to British banks in Hong Kong.

Securitas Systems' only manufacturing unit is Pacom Systems, a producer of integrated alarm and access control systems in Sydney, Australia. The Pacom product has been important to Bell's success among British banks. It has also sold well to U.S. banks for years.





Bell Security, acquired in 2004, is today a fully-integrated part of the company. Jon Morris (left), Project Manager at Bell Security, discusses an installation with a customer. Service Technician Matt Daniels (right), installs an alarm in Tower 42, the tallest building in London's financial district.



Anna Jansson deputy branch manager at the Security Center in Stockholm. Thanks to state-of-the-art technology, operators are able to identify the signal in question when an alarm goes off, and thus quickly determine the type of response required.

Other companies within Securitas Systems have adopted the product, which offers distinct benefits for customers, especially banks with their own communication networks and high demands on reliable, cost-effective alarm monitoring.

Objectives and strategies

Securitas Systems has two main financial objectives:

- annual sales growth of 8–10 percent
- a return on capital employed exceeding 20 percent

Sales growth of 8–10 percent is estimated to be reasonable and is important in order to create portfolio growth and a reasonable profitability level. Significantly lower growth would mean the loss of market share.

The long-term objective of at least a 20 percent return on capital employed is important in order to maintain focus on capital use and profitability in a business where acquisitions are part of the strategy. Acquisitions should offer the potential to reach this objective within 2–5 years. The timeframe varies depending on the size of the acquisition, whether it marks the launch of a new segment or new geographical market, or whether it complements an established business.

To create growth and improve profitability, Securitas Systems follows a strategy focused on customer segmentation, centralized purchasing and acquisitions.

Customer segmentation

One of the main reasons for segmenting customers is that it provides the basis for a greater understanding of their security needs. This knowledge makes it possible to adapt the entire value chain to each customer's needs.

Segmentation also facilitates identification and integration of acquisitions. All acquisitions must be specialized in a specific segment.

Banking and finance

The strongest established segment in Securitas Systems is Banking and finance. The offering consists of security solutions for banks' head and regional offices, comprising products, installation and a number of services such as "helpdesks", alarm monitoring and response, remote monitoring and training of alarm and security specialists.

Retail chains

Retail chains typically have many similar units spread out across a large area, often an entire country or several countries. Customers want a uniform security concept, an overview over costs and functions, and some form of functional guarantee. This segment is growing quickly in Europe and the USA, and Securitas Systems will expand its presence in the segment.

The value chain


Product development
Specification of end user needs
Sales and project management
Service and maintenance
Monitoring and customer support


SECURITAS SYSTEMS

A clear value chain allows Securitas Systems to enhance its offering to the customer. The offering is based on pure installation and service concepts which are adapted to various segments, such as banking and retail chain customers. Product development and production lie completely outside Securitas Systems' value chain. Technical solutions and systems are procured via selected external partners in order to obtain favorable pricing and be able to influence product functionality and design.





Raymond Robinson and Gerardo Quintero review the daily agenda for a customer in Pasadena, California. In 2005, Securitas Systems acquired the U.S. company Hamilton Pacific, a leading security supplier in banking and finance in the USA. Hamilton Pacific delivers electronic security systems, bank security equipment, vaults and ATMs. The acquisition is an important part of the specialization strategy for Securitas Systems USA.

Centralized procurement

To obtain the best possible terms from suppliers, Securitas Systems coordinates its procurement. A number of selected suppliers account for the large part of product deliveries. In addition to favorable prices, we have the opportunity to influence a product's function and design as well as overall product development.

Acquisitions

The acquisition strategy is focused on niche companies in various customer segments. One objective is to become a world leader in the Banking and finance segment. The search process zeroes in on growing companies with new ideas and new technology.

Management development

Securitas Systems regards succession planning as one of the most important means to long-term development and profitability. This is why we conduct our own management development program every year. In 2005, 24 managers took part. The program is led by the divisional manager, who personally learns about Securitas Systems' future leaders. A similar program for managers one level below is conducted locally by a number of Securitas Systems' companies.

Outlook

Starting from a small market share (2 percent) of a growing and highly fragmented market, Securitas Systems strategy is to become a world-leading systems integrator. Fundamentally, our market is driven by the growing demand for high-quality security solutions, along with technological developments and globalization of business and society.

As a specialist, Securitas Systems has the opportunity to take advantage of the market's growth and take up a leadership position in the consolidation of the market for electronic security. Our strategy is to first develop our existing operations to the point where we feel that acquisitions will contribute and then determine which companies to acquire. When we enter new countries, our strategy is to transfer as much experience as possible from comparable countries in order to facilitate integration.

In view of this, we anticipate good opportunities to reach our financial goals.



“Our growth has always been organic. It will continue to be so, also in the future.”

Dick Seger
Divisional President, Direct

Continued good organic growth

“2005 was a good year with healthy growth in the division's operations. It meant a continuation of the trends we have seen since the start in 1989, with a history of growing sales and operating income. These healthy trends are important for future investments in new products, services, and markets.

Our growth has always been organic, and it will continue to be so, also in the future. Client demands for increased functionality and quality, combined with a continued attractive pricing situation for our products and services, mean that the integration of all processes, from sales and installation to alarm monitoring and call-out services, is becoming an increasingly bigger and important business. Our business concept is based on specialization and standardization, which makes it difficult to acquire and integrate client portfolios from other market participants into our business systems and flows. Our goal is to continue to refine the basic business processes to be able to allow for more innovation and improvement in services, products, and market channels.

Establishment in new markets

When we move to establish ourselves in a market, we do it in three steps. In the first, pilot phase, we test sales methods and the concept in a small area to get to know the market, make local adaptations, and form a clear understanding of how the expansion will take place. We work locally, in a delimited geographic area, to build up and train the management team that will lead operations. This phase usually takes up to two years, depending on how many resources other areas of the business can spare. Then we follow up with a build-up phase, when we begin the geographical expansion in the new market. New sales coaches, sales personnel, installers and local and external partnerships are recruited and trained in area after area. Throughout this phase, which takes between three and five years in a small country, the number of clients increases year after year as we open up in new areas. During this period, relatively large long-term investments are made while we build up our customer service centers with 24-hour staffing. When the basic structure is in place, the business enters into an operational phase aimed at continued growth in existing areas, while additional marketing and sales channels are being developed and our services and the content of our customer service continues to improve.

Organization for growth

The division's organization is structured to support the business in its various phases. It is important that the division's competence-center resources for products, systems, service models, sales methods, marketing campaigns, partnerships, and brand names are in place from the start of the build-up phase in a new market. The strength is the Group's common structure for business systems and business processes, which also is a condition for being able to take advantage of the service-center services for IT production for new markets.

Today we have well-established structures in the Nordic countries for the unit that serves small businesses, founded in 1989, and in Spain on the consumer side, established in 1994. The unit Consumer is being developed in the Nordic countries. These markets are still in a period of volume expansion. Other markets, such as, the Netherlands and Belgium, are in the pilot phase. France has been a part of the Group since 1997. The business there is concentrated in a few large cities (Paris, Lyon, and Bordeaux) with stable sales, while new pilot operations have been initiated in Strasbourg. We thus have excellent opportunities for profitable growth in existing and new markets for a long time to come.”


Total sales
BSEK
4
3
2
1
0
01
02
03
04
05


Operating income/Operating margin
BSEK
%
0.4
0.3
0.2
0.1
0.0
12
9
6
3
0
01
02
03
04
05


Capital employed/
Return on capital emloyed
BSEK
%
1.5
1.2
0.9
0.6
0.3
0.0
30
24
18
12
6
0
01
02
03
04
05

The year 2005

- Total sales amounted to MSEK 2,706 (.,148). Organic sales growth was 23 percent.
- Operating income amounted to MSEK 258 (201), an increase of 25 percent, adjusted for changes in exchange rates.
- The number of connected alarms increased of 26 percent to 689,245 connected alarms.
- A reorganization was carried out to encourage standardization, integration, and improvement in the division. A joint production and sales management team was assigned to France, the Netherlands, and Belgium. A similar reorganization was carried out in the Nordic operations.
- Centralized resources and expertise in products, systems, partnership, and brand names were reinforced be to better able to support local operations.
- A service center for IT production in new markets was developed and introduced in the Netherlands and Belgium.
- At the beginning of the year, the monitoring of third-party alarms in France, the Netherlands, and Belgium were transferred to the Security Services Europe division. This was a natural step towards the goal of refining the Direct business model.
- A clear trend that was reinforced during the year was an broader social acceptance of camera surveillance.
- Continued expansion of mobile-telephone networks, with increased capabilities such as GPRS and 3G, simplified alarm installations and improved the possibilities of transferring images from surveillance cameras connected to alarms.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	2,706	2,148	1,680
Organic sales growth, %	23	28	28
Operating income before amortization	258	201	153
Operating margin, %	9.5	9.4	9.1
Amortization of goodwill		–	–4
Amortization of acquisition related intangible fixed assets	–9	–6	–
Acquisition related restructuring costs	–	–	–
Operating income after amortization	249	195	149
Operating cash flow			
Operating income before amortization	258	201	153
Investments in fixed assets	–577	–443	–341
Reversal of depreciation	318	236	162
Change in operating capital employed	–18	42	7
Cash flow from operating activities	–19	36	–19
Cash flow from operating activities, %	–7	18	–12
Capital employed and financing			
Operating fixed assets	815	843	669
Accounts receivable	234	232	178
Other assets	714	299	241
Other liabilities	660	543	388
Total operating capital employed	1,103	831	700
Goodwill	51	13	16
Acquisition related intangible fixed assets	55	13	–
Total capital employed	1,209	857	716
Operating capital employed as % of sales	41	39	42
Return on capital employed, %	21	24	21

[1] Adjusted to exclude the business for third-party monitoring which was transferred to Security Services Europe and Direct Switzerland, which has been transferred to the segment Other.





Mikael Sundberg holds the franchise for Aroundio in northern Stockholm. His job includes the whole chain from sales of system solutions to installing and servicing equipment. He also provides as support and assistance to clients in case they suffer attempted break-ins.



By accessing the entire Securitas security services organization, Direct can offer clients the complete security chain, from monitored alarms to response, in one contract.

Operations

Direct's operations are divided into wireless consumer products and business products for more complex wired security solutions. Clients are offered overall solutions that include alarm installation, service, monitoring, and response to alarm.

The client pays an installation fee for the alarm and a monthly fee for monitoring and response. These monthly fees are the most important source of income for Direct.

Direct provides a standardized range of alarm products. An alarm installation consists of a central unit that contains the electronics for monitoring and controlling other alarm components, siren, motion detectors and magnetic contacts. The range is intentionally narrow to facilitate a high service level and fast repairs.

Direct installed its first camera equipped alarm system for homes and small companies in the fall of 2004. The experience showed that the quality of service increased considerably because it was possible to more fully verify the cause of an alarm. This creates a sound basis on which to allocate and prioritize guard call-outs to respond to alarms while improving cooperation with the police.

As a general rule, the entire product range should fit in a service vehicle, and a client should therefore never have to be suffer delayed delivery of spare parts. Fast service is important for the feeling of security and builds trust among customers that alarm situations will be handled promptly.

Sales, installation, and service are carried out by our own personnel or a local partnership. The entrepreneurship of these people is a core driving force for both sales and the maintenance of a high service level. A single person often combines the roles of salesperson, installer, and service patrol, contributing to lower costs and improved service content. The service patrol person provides technical service and often assists security officers or the police during daytime alarms. A security officers or the client's contact person, together with the police, are responsible for responding to alarms at other times of the day. The market is divided into many small sales and service districts. These vary in housing types, distance to travel, traffic, and market maturity. Proximity to clients is important in creating satisfactory service. This applies to sales, technical service, and alarm response. The goal is to keep the districts as small and concentrated as possible, so that emergency response and assistance by security officers or the police can be carried out quickly.

The recruiting and training of personnel and partners are very important. They must all undergo a comprehensive internal training program in sales, service, and installation. Partners are also be trained in business methods and given support in running their own operations.

Markets and customers

Direct's market share in Europe is 11 percent.

The level of market maturity in Europe is in general underdeveloped regarding alarms connected to monitoring centers and followed up by a response. Today, approximately only 14 percent of European households have some kind of alarm installed, of which most are so-called local alarms, which are not connected to any monitoring center. (Source: Criminal Victimization in Urban Europe).

This low degree of market penetration offers a significant opportunity for long-term growth, and the demand for security solutions seems to be increasing in a large section of the potential client base. Sales arguments are effective, since research shows that installing alarms connected to monitoring centers reduces the number of break-ins.

The potential European market for Direct is approximately 170 million households and about 25 million small businesses. We estimate the rate of penetration is increasing by approximately 0.8 percentage points.

Two main factors determine how interesting a





The Direct philosophy includes designing products so that all family members can use them. Aroundio's "Star key" serves as a code key to turn the alarm on and off. It is a visible symbol of our motto, Friendly Security.



Pia Adolfsson works in customer service at Securitas Aroundio. Since her focus is private individuals, she is a specialist in solving their problems.

market is for Direct. First, a large volume potential measured in the number of potential and financially secure households and small companies and second, that other factors, such as rules and regulations and industry standards, do not obstruct establishment. In the long term, however, there are often opportunities to influence regulations and industry standards by creating exceptional service, thereby gaining trust from the police and legislative authorities. Broadly speaking, the division competes with a range of security solutions for small companies and households, everything from watchdogs to security gates.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	559	559	34
Norway	276	237	27
Denmark	178	142	23
Finland	73	8	22
France	178	19	15
The Netherlands	4	0	4
Belgium	27	3	9
Spain	1,334	143	35
Portugal	77	8	8
Total	2,706		11

Head-to-head competition also comes from companies that install alarms, and especially alarms connected to some form of response. In this segment, the market is fragmented, with a large number of local and regional players. The industry can also be characterized by a relatively high number of companies leaving the market while others join. There is no noticeable trend towards consolidation at present.

There is a significant long-term trend of traditional, local alarms being replaced by alarms connected to a contact person or directly to the client's mobile telephone. This so-called "light security" market is quickly becoming standardized and is attracting the large service providers of energy, telephone, banking, and insurance services. How this will influence the "high security" market, which is based on the ability to very precisely maintain qualified guarding services and request assistance from the police when needed, remains to be seen.

Business objectives and driving forces

The main objectives and driving forces behind the Direct business are:

- Net growth in the client portfolio
- Return on investment in new clients
- Minimizing loss of clients in the subscription portfolio

The Direct Financial Model

The dynamics of the Direct business concept are reflected in the financial model that, in it simplest form, is based on acquiring new clients and taking care of existing ones. The model and the entire Direct business concept strive for balanced growth over time. The concept includes low financial risk-taking and long-term efforts to build up the structures the business needs in each market.

Through the years, we have had strong growth in the net portfolio. Each year has brought greater growth in the number of clients than the previous year. At the same time, only a small portion of clients cancel subscriptions. The result is a strong increase in value.


Acquiring new customers
New customers
X
Cost of new customer
=
Total acquiring cost
Managing a service portfolio
Gross portfolio
–
Cancellations
=
Net portfolio
X
Monthly contribution
=
Portfolio cash flow
Pay back
Portfolio growth





Directs model for expansion is based on creating a strong local team that successively expands geographically. Together with colleagues in Eindhoven, the Netherlands, Gerben van der Wallen holds an information meeting aimed at recruiting new franchisees for Aroundio.



Ton Jeucken is a sales manager for Aroundio in the Netherlands. His job is primarily to serve as a model for his staff and demonstrate the practical aspects of the sales process.

Client portfolio growth

Direct strives for annual net growth in the client portfolio over 20 percent. The fulfillment of this objective the past five years is shown below. Net growth in the client portfolio exceeds the division's objective. At the end of 2005, the division had a total of 689,245 monitored alarms.

Net growth in client portfolio


Thousands
800
700
600
500
400
300
200
100
0
89
91
93
95
97
99
01
03
05

Client cancellations

The quality of the client portfolio is determined by the number of clients lost during a specific period of time. Client cancellations in the subscription portfolio should be less than 6 percent and for the past five years the client cancellations have been less than that. They have dropped during 2005 by 0.3 percentage points compared to 2004, due to better customer service when clients move.

Client cancellations


%
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
01
02
03
04
05

Pay-back time

The pay-back time consists of the cost for acquiring new clients, the income flow of each client or the accumulated cash flow that every client generates over time. The objective is that the repayment period for a new client should be less than four years. The repayment period for 2005 was 3.4 years. The new GPRS modem technology and camera, however, will somewhat increase the investment cost for new clients.

Pay-back time


EUR
2005
800
600
400
200
0
-200
-400
-600
Year
1
2
3
4
5
6
7
8
9
Acquisition cost
Yearly contribution
Accumulated cash flow



Veronica Gustafson works with recruiting franchisees and as salesperson for Aroundio in Sweden.


aroundio
patrol



Because he sells and installs alarms, it is a natural part of Örjan Malm's day-to-day job to be on the scene in residential areas that are almost deserted during the day. His presence serves as a deterrent to crime.

Outlook

The demand for alarms connected to response services is expected to continue to grow and the division's business is expected to continue to grow faster than the market.

The business is characterized by a low level of risk, both operationally and financially. The division has a large number of clients that pay in advance for services, and client loyalty is high.

Our tools and methods are becoming increasingly standardized and improved, which makes it easier to recruit and train new employees, yet we still strive to introduce and use tools in a standardized way in all parts of the business. The division has previously been characterized by strong decentralization and local adaptation. Benchmarking, best practices, common products and business systems, and common reporting systems have been in place for a long time. We are currently in a process of change that requires that definitions, flows, and processes be identical, which in turn will lead to higher levels of efficiency, quality, and functionality in the long run. The single most critical focus to ensure continued rapid and stable expansion, is the recruiting of employees and partners and ensuring that we all support the company's vision and mission. In the Netherlands, the organization is composed solely of new recruits, and a continued positive development for 2006 will be an important confirmation that we can relatively quickly establish ourselves in completely new markets in which the brand name is not as well known by strictly applying our business models and methods.

We see new technology, using images, sound and data, as the beginning of a transformation in the alarm industry. Most alarm installations currently employ obsolete technology that does not satisfactorily support alarm monitoring and response. Our new verification services allow us to specify and assess needed response much more effectively than before, which will increase the safety for clients due to increased trust by security officers, police, and emergency personnel who need to respond and assist when the alarm goes off.

A feeling of safety is created through security. Our experience is that clients seek genuine content in the monitoring and response services provided, in order to be satisfied and feel safe. Trends towards higher precision in monitoring services, combined with prioritized and appropriate measures taken in response to alarms create the conditions for exciting new development in the market and the industry in coming years.


With our international network of 440 branches in the USA and Europe, we have the infrastructure in place to play a leading role in achieving improvements in the flow of cash distribution.
Clas Thelin
Divisional President, Cash Handling Services

Important steps to achieve our vision

"Our vision is to manage cash in society. Let me explain what that actually means and why we think it is important. The basis for this vision lies in how cash physically moves through our society. In general terms, it flows in cycles from the national central bank into private sector central vaults – usually bank-operated – from which it is distributed through a network of branch banks or ATMs to consumers. They in turn spend the money with retailers, from whom it is re-deposited into the bank. Within this simplified model there are sub-cycles involving retail change funds and ATM residual returns.

Complex reality

While the model is simple, reality is more complex. With cash changing hands many times, being counted, packaged and repackaged, and moving in different directions, there is extensive duplication of processes. In addition, there is more cash in circulation than necessary, creating an opportunity to improve security in the flow. When we talk about managing cash in society, our objectives are to reduce cost, improve information quality and enhance security by taking a broader role in the total cash distribution system.

Play a leading role

With our international network of 440 branches in the USA and Europe, we have the infrastructure in place to play a leading role in achieving improvements in the flow of cash distribution.

The degree of outsourcing varies between different countries. In United Kingdom and Sweden, for instance, we already serve as central cash processing centers for the country. Yet in many of our other major markets, including the USA, only a small percentage of the cash processing and cash management potential has been outsourced so far.

Greater efficiency

By offering integrated solutions combining armored transport, cash processing and eBusiness capabilities, we have managed to enhance process efficiency and reduce cash inventories for financial institutions. With the development of more end-to-end solutions, we are now beginning to present a compelling value proposition for retailers as well as to outsource much of what is currently done in-house with better security.

Responsibility for managing risk

To be sure, the realization of our vision is long term and the challenge significant. But we took tangible steps forward in 2005. Of course we must embrace the responsibility to manage the related risk to society as well. A series of well-publicized robberies in Sweden over the past year provides a stark reminder of that fact. This is a challenge we will overcome, as we have in our other European markets and the USA, where risk management has long been a core strength and an ingrained part of the culture of our organization. We look forward to the coming year and the years ahead with enthusiasm."


Total sales
BSEK
25
20
15
10
5
0
01
02
03
04
05


Operating income/Operating margin
BSEK
%
2.0
1.5
1.0
0.5
0.0
12
9
6
3
0
01
02
03
04
05


Capital employed/
Return on capital emloyed
BSEK
%
10
8
6
4
2
0
25
20
15
10
5
0
01
02
03
04
05

The year 2005

- Total sales amounted to MSEK 11,581 (10,082). Organic sales growth was 2 percent. Much of the year's sales growth reflected the full-year impact of the 2004 Valiance acquisition in France and growth within cash management, offset by a continued sales decline in Germany.
- Operating income for 2005 amounted to MSEK 680 (714). Excluding the capital loss of MSEK –151 from the divestiture of the German operation, operating income was MSEK 831, representing a 14 percent increase, adjusted for changes in exchange rates.
- The Valiance acquisition was successfully integrated with a new organizational structure, security upgrades and extensive training.
- The UK cash management operations were improved through a combination of increased efficiency and a restructuring of the pricing model.
- In the USA, profitability remained strong, but growth was hampered by a difficult pricing environment. There has been positive development in the cash management business, including the Virtual Vault solution for banks and the SafePoint solution safe cash storage for retailers.
- The Swedish operations were negatively impacted by a number of violent attacks. We responded with a plan that included improved routines and enhanced security for vehicles and cash centers.
- During the latter part of the year, we divested unprofitable operations in Germany, where conditions rendered a turnaround unlikely for the foreseeable future. We also divested a number of smaller operations in Eastern Europe.
- The integration of the U.S. and European management structure were completed and the division headquarters in Connecticut, USA, opened.

Key ratios[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2003
Income			
Total sales	11,581	10,082	9,207
Organic sales growth, %	2	5	–4
Operating income before amortization	680	714	514
Operating margin, %	5.9	7.1	5.6
Amortization of goodwill	–	–	–198
Amortization of acquisition related intangible fixed assets	–25	–25	–
Acquisition related restructuring costs	0	–1	–
Operating income after amortization	655	688	316
Operating cash flow			
Operating income before amortization	680	714	514
Investments in fixed assets	–674	–644	–534
Reversal of depreciation	733	614	555
Change in operating capital employed	167	–187	–198
Cash flow from operating activities	906	497	337
Cash flow from operating activities, %	133	70	66
Capital employed and financing			
Operating fixed assets	2,643	2,887	2,401
Accounts receivable	1,330	1,287	933
Other assets	832	880	753
Other liabilities	2,389	2,333	1,739
Total operating capital employed	2,416	2,721	2,348
Goodwill	2,848	2,551	2,620
Acquisition related intangible fixed assets	31	69	–
Total capital employed	5,295	5,341	4,968
Operating capital employed as % of sales	21	24	25
Return on capital employed, %	13	13	10

[1] Including captive company, reported in the segment Other 2004.







Route Supervisors, Benito Jacob and Lawrence Garcia are on their way to one of Sonic's restaurants in Phoenix, Arizona. Sonic, the largest drive-in restaurant chain in the USA started to use SafePoint, a customized solution bringing increased security and, compared to traditional vault solutions, reduced administrative costs for the customer.

Operations

The division offers comprehensive solutions for cash distribution in the USA, where we operate as Loomis, Fargo & Co., and much of Europe. Our international network of 440 branches is organized into nine geographic regions. Each region is supported by division-level expertise within business and operational development, risk management and human resources. In 2005, we opened the division headquarters in Madison, Connecticut.

The division serves financial institutions, retailers and other commercial enterprises with a complete range of services, providing secure and efficient distribution, processing and recycling of cash.

Our service offerings include:

- Armored transportation
- Cash management, including processing and recycling
- ATM services, including cash replenishment, forecasting and technical services
- Coin processing and packaging
- Consolidated information and timely reporting
- Specialized integrated cash handling products

The foundation of all our services is a commitment to risk management. This is an important element of the customer value we provide – accepting risk on behalf of our customers and managing that risk to keep their employees, property and customers safe. Risk management is essential to our success and is emphasized in all aspects of communications, training and management and monitored with an active audit process in all countries. We invest heavily in systems, but, even more importantly, in maintaining a strong risk management culture.

Although many customers choose individual services, our objective is to provide integrated solutions that serve their complete cash distribution needs. This approach is well-established with our banking customers, especially in Europe. Integrated solutions for the retail segment also offer great opportunity. The cost to the retailers of handling cash varies widely, but credible estimates place it in the range of 0.7 to 1.5 percent of sales. High figures, but still significantly lower than the retailer's cost for

Securitas is an important player within the society's cash flow


Central Bank
ATM
Check Cashing
Cash Centers
Banks
Consumers
Retailers

Cash flows into society, starting from national central banks through bank or outsourced cash centres. From there it proceeds in a series of bilateral channels, most frequently through ATMs, to consumers who spend the cash with retailers, who deposit the cash back to the processing centre for storage or redistribution. The cash must be counted, sorted and repackaged at multiple points in the cycle. Securitas Cash Handling Services seeks to enhance the efficiency of this entire cycle with its integrated solutions.







In United Kingdom, Securitas introduced a total solution for ATMs in 2005. Thanks to modern information technology, Securitas, from a monitoring station in Warwick, is able to monitor and continually receive information about which ATMs need cash replenishment, service or maintenance, thus ensuring timely response and high-quality services. James Wicker, a technical analyst, is one of Securitas' employees delivering these services.

credit cards, which is the primary alternative. Our integrated solutions, including a range of new products such as SafePoint, Myntomat and Cash Shop, are able to reduce that cost through enhanced efficiency, improved security and quicker reporting. Put simply, our services allow our customers to outsource a substantial part of the cash handling chain.

With respect to ATM services, we have continued to develop total solutions that include maintenance and cash forecasting in several markets. Our plan is to extend this comprehensive service to further markets.

Market and customers

Market trends

We estimate the market at approximately MSEK 38,000 in Europe and MSEK 25,000 in the USA (including Canada, Mexico and Argentina). The estimates include only the currently outsourced market, not additional outsourcing potential. Growth has typically been stable, although limited to traditional service areas. In Europe, the division maintains market shares of about 20 percent and in the USA alone, of about 19 percent.

In some respects, the U.S. and European markets share similarities. One factor in particular is the steady growth in cash in circulation. The idea of a cashless society is not supported by historical or current trends. In fact, the volume of notes in circulation has increased by nearly 40 percent in Europe since the introduction of the euro, and cash in circulation in the USA has grown consistently for decades. Statistics suggests that electronic means of payment have primarily replaced check usage, rather than cash. Similarly, in both markets, ATMs have become the dominant means of distributing cash to consumers. In basically all the markets we serve, ATMs account for over 50 percent of the cash distributed to consumers. In other respects, the European and U.S. markets have developed differently or, to be more precise, at different speeds. Although we offer similar services in the USA and Europe, the product mix reflects the differences. In Europe, 58 percent of our sales come from armored transport, 37 percent from cash management services and 5 percent from other services. In the USA, 84 percent of our sales are armored transport, including ATM related cash transport.

Throughout much of Europe, cash processing activities have been outsourced by banks to a far greater extent than in the USA. This has been encouraged by central banks, which have pushed greater responsibility for cash management into the private sector. In Sweden the development has reached the furthest. There, the central bank has outsourced all its cash processing activities, choosing only to retain responsibility for printing and destroying notes and coins. The decision to outsource unfolded over nearly a decade, during which Securitas has grown its cash handling operations more than six-fold, despite having had a market share estimated at 60 percent at the start of that cycle. Today, we process 70 percent of the cash in Sweden.

In United Kingdom, where an earlier stage of a similar transformation is under way, Securitas now processes 40 percent of the cash. France and Spain show signs of similar transformation. The number of central bank branches there are estimated to decrease by approximately 65 percent between 2001 and 2007. The division's European operations have proven that the ability to transport, process and recycle cash in volume enables greater efficiency and better value for the customer.





One of the solutions Securitas introduced during the year, in Borås, Sweden and elsewhere, was the Cash Shop solution. Small companies are able to make cash deposits directly into an ATM-like environment at a time of their choosing instead of being limited to banking hours. This is in line with the strategy deployed by banks to increasingly eliminate cash handling.


Myntomat

In 2005, Myntomat machines were installed at the sites of several large superstores in Sweden. Here, at one of COOP's superstores in Malmö shoppers can deposit coins in a Myntomat machine in return for a receipt to be used as payment for purchases.

In the USA, the Federal Reserve has not yet taken similar major steps in the same direction. However, in the spirit of minimizing cross-shipping of cash, a change in policy has been introduced. As a result, the Fed has introduced a custodial inventory program that allows banks or their designes to hold inventories of Federal funds as an alternative to shipping excess funds back to a Federal Reserve Bank. This signals a desire to improve the efficiency of the cash flow and creates opportunities for our industry. Also of note, the Federal Reserve has outsourced its cash processing operations in several markets. Loomis, Fargo & Co has taken charge of three of those depots.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
USA	3,820	507	19
Sweden	917	917	>50
Norway	205	176	24
Denmark	111	89	47
Finland	166	18	35
Great Britain	2,689	197	27
France[1]	2,019	216	31
Switzerland	91	15	14
Austria	159	17	37
Spain	979	105	41
Portugal	91	10	17
Sales of divested operations	533		
Elimination of internal sales[2]	−188		
Total[1]	11,592		18

[1] Adjusted for full-year sales in acquired units.
[2] Refers to sales within the Cash Handling Services division.

Market Development

The armored cash transport market is growing only modestly, yet this service remains an essential foundation for the development of the complete service offering.

As noted, our cash processing operations in Europe are well suited to serve the banking sector in the markets where we operate, though opportunities do remain. In the USA, significant investment in recent years to build Securitas' cash management infrastructure has positioned itself to benefit from emerging trends among both banks and retailers to outsource more cash processing activities. Our e-business model, based on the Customer Information Exchange, utilizes the Internet to enhance efficiency in cash ordering, upgrade the quality and timeliness of consolidated reporting, and in some cases reduce total cash inventories. For instance, one major U.S. bank reported a reduction of MUSD 100 in its cash inventory as a result of Securitas Internet Change Order (ICO) service. Several banks have also saved substantial cash order preparation fees by using ICO to consolidate Fed orders and utilize the network to break down and distribute orders through their branch networks.

The Virtual Vault service, introduced two years ago, has also proven popular. Essentially, it provides a complete vault and reporting solution for banks seeking to expand to new markets without having to invest in a physical facility. Late in 2005, we introduced an additional service for check processing. Although check usage is declining, it still serves as the payment method for nearly 30 percent of transactions in the USA.

The market for retail cash handling services beyond armored transport is substantially less developed in both the USA and Europe. The division's approach is to offer more end-to-end solutions integrating transport, deposit preparation, processing and reporting functions into a complete offer. Much of the cost of handling cash results from duplication of effort. Securitas' objective is to eliminate unnecessary steps by combining services and introducing appropriate equipment and technology. One such solution for multi-location retailers and restaurants is SafePoint, which incorporates an electronic safe, armored transport, deposit processing and timely consolidated reporting for a fixed monthly fee. A franchisee of one restaurant chain reported that, for its 30-restaurant operation, this solution "brought tens of





In the aim to minimize risks involved in armored transport, replenishment and servicing of ATMs, Securitas is increasingly using armored transport pouches, based on so called SQS technology. Thanks to a unique color impregnation technique, the pouches function as a completely sealed and tamper-proof system, protecting the contents during the entire journey, from vaults to ATMs and back.



Robin Sullivan (left) and Carol O'Quinn, head of cash handling services (right), at Region's Bank in Memphis, Tennessee have adopted the Internet Change Order, Securitas' internet-based solution for more efficient cash ordering.

thousands of hours of value back into the store" in time saved by managers who no longer had to spend time on cash management. Additionally, deposits were credited in a more timely fashion, fees were reduced and security improved with the solution. Other examples of retail solutions include the Cash Shop and Myntomat. The Cash Shop makes it possible to effectively make deposits and receive change funds within high-density retail locations. Myntomat was recently introduced in Sweden to facilitate coin recycling for both retailers and consumers.

Outlook

Securitas Cash Handling Services' long-term vision is to manage cash in society. The objective is to create a more efficient and secure cash distribution system. With our international network of 440 branches in the USA and Europe, we are well positioned to pursue and achieve this vision. We will continue to leverage this infrastructure to offer secure, integrated solutions designed to better serve the needs of the banking and retail industries.

The market opportunities are positive. Although the armored transportation industry is fairly mature, the market for cash processing is much less so. This is particularly true in the USA and in the retail sector in all markets. Much of what could be outsourced is not, and the overall cash distribution system is not as efficient as it could be. By offering solutions that integrate secure transport, cash processing and timely consolidated reporting, Securitas offers a compelling customer value proposition to encourage a development towards more outsourcing.

The primary challenges in the year ahead are the following:

- Build broad confidence among large customers in the division's ability to deliver integrated cash handling solutions. While Securitas Cash Handling Services is established as an integrated service provider in much of Europe, the division is still perceived by too many in the USA as an armored car company. This is changing. Also, we see favorable responses from retail customers, including many who have never used our services, for new products such as SafePoint.
- Continue to emphasize a culture of risk management throughout the organization. Ultimately, this is a vital key to success. It becomes even more critical with the introduction of new technology and greater access to customer financial data. Despite the adverse situation we encountered in Sweden in 2005, the risk management culture and program is a core strength throughout the network. In line with our vision of managing cash in society, we accept the obligation to manage the corresponding risks as well.

With the divestment of the German operations, where competitive dynamics were unacceptable, the division now has strong operating networks in place throughout all our markets. And despite only modest organic growth during the year, there is a greater acceptance of our vision and confidence in the division's ability to deliver.

Financial statements



Cheryl Thompkins works as a Vault Teller at one Securitas' cash centers in Memphis, Tennessee, USA. With the help of modern cash processing systems, she and her co-workers provide registration, processing and quality and authenticity control of cash.



Statement of income

MSEK	NOTE	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Sales, continuing operations		63,939.3	58,167.6	58,167.6
Sales, acquired business		2,074.3	1,519.0	1,519.0
Total sales	8	**66,013.6**	**59,686.6**	**59,686.6**
Production expenses	10, 11, 12	–51,320.1	–46,013.7	–46,017.8
Gross income		**14,693.5**	**13,672.9**	**13,668.8**
Selling and administrative expenses	10, 11, 12	–10,399.9	–9,646.5	–9,674.5
Amortization of goodwill	16	–	–	–1,149.7
Amortization of acquisition related intangible fixed assets	17	–122.5	–99.6	–
Acquisition related restructuring costs		–35.1	–26.5	–
Operating income		**4,136.0**	**3,900.3**	**2,844.6**
Financial income	13	318.1	189.5	189.5
Financial expenses	13	–805.0	–706.1	–706.1
Share in income of associated companies	13, 20	11.8	–	–
Income before taxes		**3,660.9**	**3,383.7**	**2,328.0**
Taxes	14	–948.3	–855.2	–860.4
Minority share in net income		–	–	–0.7
Net income for the year		**2,712.6**	**2,528.5**	**1,466.9**
Whereof attributable to:				
Equity holders of the Parent Company		2,711.1	2,527.8	–
Minority interest		1.5	0.7	–
Average number of shares before dilution		365,058,897	365,058,897	365,058,897
Average number of shares after dilution		378,712,105	382,408,810	382,408,810
Earnings per share after taxes, before dilution attributable to equity holders to the Parent Company (SEK)	2	**7.43**	**6.92**	**4.02**
Earnings per share after taxes, after dilution attributable to equity holders to the Parent Company (SEK)	2	**7.31**	**6.79**	**4.01**

Supplementary information

Securitas' financial model – consolidated statement of income

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Sales, continuing operations	63,939.3	58,167.6	58,167.6
Sales, acquired business	2,074.3	1,519.0	1,519.0
Total sales	**66,013.6**	**59,686.6**	**59,686.6**
Organic sales growth, %	*5*	*3*	*3*
Production expenses	–51,320.1	–46,013.7	–46,017.8
Gross income	**14,693.5**	**13,672.9**	**13,668.8**
Gross margin, %	*22.3*	*22.9*	*22.9*
Expenses for branch offices	–5,080.9	–5,084.5	–5,103.5
Other selling and administrative expenses	–5,319.0	–4,562.0	–4,571.0
Total expenses	**–10,399.9**	**–9,646.5**	**–9,674.5**
Operating income before amortization	**4,293.6**	**4,026.4**	**3,994.3**
Operating margin, %	*6.5*	*6.7*	*6.7*
Amortization of goodwill	–	–	–1,149.7
Amortization of acquisition related intangible fixed assets	–122.5	–99.6	–
Acquisition related restructuring costs	–35.1	–26.5	–
Operating income after amortization	**4,136.0**	**3,900.3**	**2,844.6**
Financial income and expenses excluding revaluation of financial instruments	–523.1	–516.6	–516.6
Revaluation of financial instruments	36.2	–	–
Share in income of associated companies	11.8	–	–
Income before taxes	**3,660.9**	**3,383.7**	**2,328.0**
Net margin, %	*5.5*	*5.7*	*3.9*
Taxes	–948.3	–855.2	–860.4
Minority share in net income	–	–	–0.7
Net income for the year	**2,712.6**	**2,528.5**	**1,466.9**

Securitas' financial model is described on page 22–25. Operating items. Net debt-related items. Goodwill, taxes and non-operating. Items related to shareholders' equity.

Statement of cash flow

MSEK	NOTE	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Operations				
Operating income		4,136.0	3,900.3	2,844.6
Reversal of depreciation	16, 17, 18, 19	2,071.1	1,712.8	2,794.8
Financial items received		260.5	227.4	227.4
Financial items paid		–745.7	–745.8	–745.8
Current taxes paid		–926.1	–581.5	–581.5
Change in accounts receivable		–443.4	–485.1	–485.1
Payments from provisions for restructuring		–3.2	–20.1	–46.6
Change in other operating capital employed		494.0	445.6	445.6
Cash flow from operations		**4,843.2**	**4,453.4**	**4,453.4**
Investing activities				
Investments in fixed assets		–2,220.4	–1,969.9	–1,969.9
Acquisition of subsidiaries	15	–1,174.9	–2,315.7	–2,315.7
Cash flow from investing activities		**–3,395.3**	**–4,285.6**	**–4,285.6**
Financing activities				
Dividend paid to shareholders of the Parent Company		–1,095.2	–730.1	–730.1
Securitization		–	–	67.4
Premature redemption of convertible debenture loans	29	–1,780.0	–	–
Change in interest-bearing net debt excluding liquid assets		1,682.6	–765.2	–832.6
Cash flow from financing activities		**–1,192.6**	**–1,495.3**	**–1,495.3**
Cash flow for the year		**255.3**	**–1,327.5**	**–1,327.5**
Liquid assets at beginning of year		3,120.4	4,475.7	4,475.7
Translation differences on liquid assets		95.1	–27.8	–27.8
Liquid assets at year-end	27	**3,470.8**	**3,120.4**	**3,120.4**

Supplementary information

Change in interest-bearing net debt in 2005

	Opening balance 2005	Effect of change in accounting principle	Cash flow for the year	Change in loans[1]	Revaluation of financial instruments	Translations differences	Closing balance 2005
Liquid assets	3,120.4	–	255.3	–	–	95.1	3,470.8
Other net debt	–13,753.5	–3.8	–	97.4	51.8	–1,807.5	–15,415.6
Interest-bearing net debt	**–10,633.1**	**–3.8**	**255.3**	**97.4**	**51.8**	**–1,712.4**	**–11,944.8**

[1]Refer to net of premature redemption of convertible debenture loans and changes in other interest-bearing net debt excluding liquid assets.

Supplementary information

Securitas' financial model - consolidated statement of cash flow

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Operating income before amortization	**4,293.6**	**4,026.4**	**3,994.3**
Investments in fixed assets	–2,220.4	–1,969.9	–1,969.9
Reversal of depreciation	1,948.6	1,613.0	1,645.1
Net investments in fixed assets	**–271.8**	**–356.9**	**–324.8**
Change in accounts receivable	–443.4	–485.1	–485.1
Change in other operating capital employed	494.0	445.6	445.6
Cash flow from operating activities	**4,072.4**	**3,630.0**	**3,630.0**
Cash flow from operating activities as % of operating income before amortization	*95*	*90*	*91*
Financial income and expenses paid	–485.2	–518.4	–518.4
Current taxes paid	–926.1	–581.5	–581.5
Free cash flow	**2,661.1**	**2,530.1**	**2,530.1**
Free cash flow as % of adjusted income	*94*	*93*	*94*
Free cash flow to net debt ratio	*0.22*	*0.24*	*0.28*
Acquisition of subsidiaries	–1,174.9	–2,315.7	–2,315.7
Payments from provisions for restructuring	–35.1	–26.5	–
Acquisition related restructuring costs paid	–3.2	–20.1	–46.6
Cash flow from financing activities	–1,192.6	–1,495.3	–1,495.3
Cash flow for the year	**255.3**	**–1,327.5**	**–1,327.5**

Securitas' financial model is described on page 22–25. Operating items. Net debt-related items. Goodwill, taxes and non-operating. Items related to shareholders' equity.

Balance sheet

MSEK	NOTE	IFRS 2005	IFRS 2004	Swedish GAAP 2004
ASSETS				
Fixed assets				
Goodwill	16	17,792.4	15,301.9	14,508.3
Acquistion related intangible fixed assets	17	638.5	433.2	–
Other intangible fixed assets	18	313.3	268.6	431.9
Buildings and land	19	965.7	1,043.2	1,043.2
Machinery and equipment	19	4,975.8	4,776.8	4,776.8
Shares in associated companies	20	178.6	–	–
Deferred tax assets	14	1,600.2	1,441.6	1,442.2
Interest-bearing financial fixed assets	21	1,166.8	138.2	138.2
Other long-term receivables	22	543.1	434.0	434.0
Total fixed assets		**28,174.4**	**23,837.5**	**22,774.6**
Current assets				
Inventories	23	777.5	608.6	608.6
Accounts receivable	24	10,362.5	8,828.0	7,279.0
Other current receivables	25	2,834.9	2,448.2	2,448.2
Other interest-bearing current assets	26	668.5	–	–
Short-term investments	27	2,115.5	2,192.1	2,192.1
Cash and bank deposits	27	1,355.3	928.3	928.3
Total current assets		**18,114.2**	**15,005.2**	**13,456.2**
TOTAL ASSETS		**46,288.6**	**38,842.7**	**36,230.8**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Share capital		365.1	365.1	365.1
Other capital contributed		7,362.6	7,362.6	7,362.6
Other reserves		739.9	–665.9	–2,155.8
Retained earnings		6,377.7	4,764.5	5,226.4
Shareholders' equity attributable to equity holders to the Parent Company		**14,845.3**	**11,826.3**	**10,798.3**
Minority interests		**1.5**	**16.6**	–
Total Shareholders' equity	28	**14,846.8**	**11,842.9**	**10,798.3**
Minority interests			–	**16.6**
Long-term liabilities				
Long-term convertible debenture loans	29, 30	2,388.4	3,940.6	3,940.6
Other long-term loan liabilities	30	5,246.8	6,201.2	6,201.2
Other long-term liabilities	30	99.1	90.8	90.8
Provisions for pensions and similar commitments	31	885.1	851.4	851.4
Deferred tax liability	14, 32	427.7	474.9	408.8
Other provisions	32	870.8	790.0	821.2
Total long-term liabilities		**9,917.9**	**12,348.9**	**12,314.0**
Current liabilities				
Other short-term loan liabilities	33	9,615.7	3,749.9	2,200.9
Accounts payable		1,560.8	1,411.4	1,411.4
Other current liabilities	34	10,347.4	9,489.6	9,489.6
Total current liabilities		**21,523.9**	**14,650.9**	**13,101.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**46,288.6**	**38,842.7**	**36,230.8**

Supplementary information

Securitas' financial model – consolidated capital employed and financing

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Operating capital employed			
Other intangible fixed assets	313.3	268.6	431.9
Buildings and land	985.7	1,043.2	1,043.2
Machinery and equipment	4,975.8	4,776.8	4,776.8
Deferred tax assets	1,600.2	1,441.6	1,442.2
Other long-term receivables	543.1	434.0	434.0
Inventories	777.5	608.6	608.6
Accounts receivable	10,382.5	8,828.0	7,279.0
Other current receivables	2,834.9	2,448.2	2,448.2
Total assets	**22,373.0**	**19,849.0**	**18,463.9**
Other long-term liabilities	99.1	90.8	90.8
Provisions for pensions and similar commitments	885.1	851.4	851.4
Deferred tax liability	427.7	474.9	408.6
Other provisions	870.8	790.0	621.2
Accounts payable	1,560.8	1,411.4	1,411.4
Other current liabilities	10,347.4	9,489.6	9,489.6
Total liabilities	**14,190.9**	**13,108.1**	**13,073.2**
Total operating capital employed	**8,182.1**	**6,740.9**	**5,390.7**
Goodwill	17,792.4	15,301.9	14,508.3
Acquisition related intangible fixed assets	638.6	433.2	–
Shares in associated companies	178.6	–	–
Total capital employed	**26,791.6**	**22,476.0**	**19,899.0**
Operating capital employed as % of sales	*12*	*11*	*9*
Return on capital employed, %	*16*	*18*	*20*
Net debt			
Interest-bearing financial fixed assets	1,166.6	138.2	138.2
Other interest-bearing current assets	668.5	–	–
Short-term investments	2,115.5	2,192.1	2,192.1
Cash and bank deposits	1,355.3	928.3	928.3
Total interest-bearing assets	**5,306.1**	**3,258.6**	**3,258.6**
Long-term convertible debenture loans	2,388.4	3,940.6	3,940.6
Other long-term loan liabilities	5,246.8	6,201.2	6,201.2
Other short-term loan liabilities	9,615.7	3,749.9	2,200.9
Total interest-bearing liabilities	**17,250.9**	**13,891.7**	**12,342.7**
Total net debt	**11,944.8**	**10,633.1**	**9,084.1**
Net debt equity ratio, multiple	*0.80*	*0.90*	*0.84*
Minority interests	–	–	**16.6**
Shareholders' equity			
Share capital	365.1	365.1	365.1
Other capital contributed	7,362.6	7,362.6	7,362.6
Other reserves	739.9	-665.9	-2,155.8
Retained earnings	6,377.7	4,764.5	5,226.4
Minority interests	1.5	16.6	–
Total shareholders' equity	**14,846.8**	**11,842.9**	**10,798.3**
Total financing	**26,791.6**	**22,476.0**	**19,899.0**

Securitas' financial model is described on page 22–25. Operating items. Net debt-related items. Goodwill, taxes and non-operating. Items related to shareholders' equity.

Changes in shareholders' equity[1]

MSEK	NOTE	Shareholders' equity attributable to equity holders of the Parent Company					Minority interests	Total
		Share capital	Other capital contributed	Other reserves	Retained earnings	Total		
Opening balance 2004 according to IFRS		**365.1**	**7,362.6**	**–**	**2,966.8**	**10,694.5**	**15.6**	**10,710.1**
Net investments hedges		–	–	163.8	–	163.8	–	163.8
Translations differences		–	–	–829.7	–	–829.7	0.3	–829.4
Net income/expenses recognized directly in equity		**–**	**–**	**–665.9**	**–**	**–665.9**	**0.3**	**–665.6**
Net income for the year		–	–	–	2,527.8	2,527.8	0.7	2,528.5
Total change excluding transactions with equity holders		**–**	**–**	**–665.9**	**2,527.8**	**1,861.9**	**1.0**	**1,862.9**
Dividend paid to shareholders of the Parent Company		–	–	–	–730.1	–730.1	–	–730.1
Opening balance 2005		**365.1**	**7,362.6**	**–665.9**	**4,764.5**	**11,826.3**	**16.6**	**11,842.9**
Effect of change in accounting principle IAS 39	5, 37	–	–	–	–2.7	–2.7	–	–2.7
Opening balance 2005 adjusted in accordance with new principle		**365.1**	**7,362.6**	**–665.9**	**4,761.8**	**11,823.6**	**16.6**	**11,840.2**
Cash flow hedges net of tax	5	–	–	11.2	–	11.2	–	11.2
Net investments hedges		–	–	–544.6	–	–544.6	–	–544.6
Translations differences		–	–	1,939.2	–	1,939.2	1.3	1,940.5
Net income/expenses recognized directly in equity		**–**	**–**	**1,405.8**	**–**	**1,405.8**	**1.3**	**1,407.1**
Net income for the year		–	–	–	2,711.1	2,711.1	1.5	2,712.6
Total change excluding transactions with equity holders		**–**	**–**	**1,405.8**	**2,711.1**	**4,116.9**	**2.8**	**4,119.7**
Acquisition of Minority interests		–	–	–	–	–	–17.9	–17.9
Dividend paid to shareholders of the Parent Company		–	–	–	–1,095.2	–1,095.2	–	–1,095.2
Closing balance 2005		**365.1**	**7,362.6**	**739.9**	**6,377.7**	**14,845.3**	**1.5**	**14,846.8**

[1] For further information, refer to Note 28.

NOTE 1 ACCOUNTING PRINCIPLES

Transition to International Financial Reporting Standards in 2005 (IFRS/IAS)

Securitas has adopted International Financial Reporting Standards (formerly IAS) as endorsed by the European Union (EU) from January 1, 2005.

The first complete financial statements that will be published according to IFRS is this Annual Report. In accordance with the recommendation issued by the Community of European Securities Regulators (CESR) Securitas have shown the comparatives for 2004 according to IFRS and as previously published under Swedish GAAP. For the years prior to 2004 no restatement will take place, which is in line with the exemptions listed in IFRS 1. This means that when comparatives are shown for 2003 and previous years, these comparatives are based on Swedish GAAP.

For further information regarding the transition to IFRS/IAS refer to Note 37.

Basis of preparation

Securitas' consolidated financial statements are from January 1, 2005 prepared in accordance with International Financial Reporting Standards (formerly IAS) as endorsed by the European Union, The Swedish Financial Accounting Standards Council standard RR 30 Complementary Accounting Rules for Groups and the Swedish Annual Accounts Act. This Annual Report is the first one published according to IFRS. The consolidated financial statements have been prepared in accordance with the historical cost convention method with the exception of available-for-sale financial assets and financial assets or financial liabilities at fair value through profit or loss (including derivatives).

Estimates and assumptions

The preparation of financial reports requires the Board of Directors and Group Management to make estimates and assumptions. Estimates and assumptions will impact both the statement of income and the balance sheet as well as disclosures such as contingent liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Areas which involve significant use of estimates and assumptions include:

- The valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries/operations.
- The testing of goodwill and other acquisition related intangible fixed assets for impairment.
- The actuarial calculations regarding employee benefits such as pension and healthcare benefits.
- The actuarial calculations regarding claims reserves.
- The valuation of provisions other than employee benefits and claims reserves and
- The impact on the Group's financial position from ongoing litigation and the valuation of contingent liabilities.

Adoption and impact of new and revised IFRS for 2006

The Group is planning to adopt the amendment to IAS 19 Employee Benefits as of January 1, 2006. The amendment was endorsed by the European Union in November 2005. This amendment will from January 1, 2006 change the Group's principle for recognizing gains and losses resulting from changes in actuarial assumptions, plan experience and developments of the investment performance differing from that assumed. According to the principles in effect for 2004 and 2005 these have been spread evenly in the statement of income over the future working lives for the employees covered by the plan to the extent that accumulated gains and losses on the balance sheet date falls outside the so called corridor at the beginning of the period. The changed accounting principle means that these gains and losses will immediately be recognized via equity. The impact on income before taxes and equity for the comparatives that will be presented in 2006 is estimated to:

MSEK	IFRS 2005	IFRS 2004
Income before taxes	1.6	0.9
Equity before taxes	-306.1	-113.7

Adoption and impact of other new and revised IFRS

In preparing the consolidated financial statements as per December 31, 2005 the following standards and interpretations had been published but not yet come into effect:

Standards and interpretations that come into effect on December 1, 2005:

IFRIC 6 Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment

Standards and interpretations that come into effect on January 1, 2006:

IAS 19 Amendment – Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 Amendment – Net investment in a Foreign Operation[1]
IAS 39 Amendment Cash Flow Hedge Accounting of Forecast Intra-group Transactions
IAS 39 Amendment – The Fair Value Option
IAS 39 and IFRS 4 Amendment Financial Guarantee Contracts
IFRS 1 First-time Adoption of IFRS, and the basis for the conclusions for IFRS 6 Exploration for and Evaluation of Mineral Resources
IFRS 6 Exploration for and Evaluation of Mineral Resources
IFRIC 4 Determining whether an Arrangement contains a Lease
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 9 Reassesment of Embedded Derivatives

Standards and interpretations that come into effect on March 1, 2006:

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2[1]

Standards and interpretations that come into effect on January 1, 2007:

IAS 1 Amendment Capital Disclosures
IFRS 7 Financial Instruments: Disclosures

These standards and interpretations are only expected to impact disclosure requirements for Securitas.

Scope of the Consolidated financial statements (IFRS 3)

The consolidated financial statements relate to the Parent Company Securitas AB and all subsidiaries. Subsidiaries are all companies where the Group has the right to govern the financial and operational policies in a way that normally follows a shareholding of more than one half of the voting rights.

Purchase method of accounting (IFRS 3)

The consolidated financial statements have been prepared in accordance with the purchase method of accounting, which means that the acquisition values of shares in subsidiaries are eliminated against subsidiaries' shareholders' equity at the time of acquisition including share of equity in untaxed reserves. The estimated tax liability from untaxed reserves in acquired companies has been accounted as a provision at the tax rate applicable in the relevant country. Shareholders' equity of acquired companies is based on a market valuation of assets and liabilities at the time of acquisition. With this method, only the portion of the shareholders' equity of subsidiaries created after the time of acquisition is included in consolidated shareholders' equity. The surplus that is determined by the difference between the purchase price and the fair value of the acquired net assets is recognized as goodwill. If the purchase price is less than the fair value of the net assets acquired, the difference is recognized immediately in the statement of income. Acquisition expenses that are directly attributable to the acquisition is included in the purchase price allocation and thus in the determination of goodwill. The Consolidated statement of income includes companies acquired during the year as of the time of acquisition onwards. Companies divested during the year are excluded with effect from the time of divestiture onwards.

Investments in associates (IAS 28)

The equity method is used to account for shareholdings that are neither subsidiaries nor joint ventures, but where Securitas can exert a significant influence. The income share of associated companies is included in the consolidated statement of income under income before taxes and consists of the share in the associated company's income after tax. In the consolidated balance sheet, shareholdings in associated companies are stated at acquisition value, adjusted for dividends and the share of income after the acquisition date. Any goodwill or other adjustments that reflects the difference between the purchase price and the share of equity in the acquired company at the time of acquisition is also included in the book value in the consolidated balance sheet. Negative goodwill is immediately reversed via the statement of income.

Joint ventures (IAS 31)

The proportional method is applied to joint ventures in which there is a shared controlling interest. According to this method, all statement of income and balance sheet items are posted to the consolidated statement of income, consolidated statement of cash flow and consolidated balance sheet in proportion to ownership.

Translation of foreign subsidiaries (IAS 21)

The functional currency of each of the Group's companies is normally determined by the primary economic environment in which the company operates, that is the currency in which the company primarily generates and expends cash. The presentation currency of the Group, that is the currency in which the consolidated financial statements are presented, is the Swedish krona (SEK).

The translation of the financial statements of each foreign subsidiary is effected according to the following method; Each month's statement of income is translated using the exchange rate prevailing on the last day of the month, which means that income for each month is not affected by foreign exchange fluctuations during subsequent periods. Balance sheets are translated using exchange rates prevailing at each balance sheet date. Translation differences arising in the conversion of balance sheets are posted directly to equity and thus do not affect income for the year. The translation difference arising because statements of income are translated using average rates, while balance sheets are translated using exchange rates prevailing at each balance sheet date, is posted directly to equity. Where loans have been raised to reduce the Group's foreign exchange/translation exposure in foreign

[1]Not yet endorsed by the European Union.

net assets, and qualify for the hedge accounting criteria, exchange rate differences on such loans are recognized together with the exchange rate differences arising from the translation of foreign net assets in the translation reserve in equity.

Intra-group transactions (IAS 24 and IFRS 3)
Pricing of deliveries among Group companies is determined using normal business principles. Intra-group receivables and liabilities, transactions between Group companies and the resulting internal income have been eliminated.

Revenue recognition (IAS 11 and IAS 18)
The Group's revenue is generated from various types of security services and the sale of alarm products. Revenue from security services is recognized in the period in which it is earned. Alarm installations are recognized in revenue as they are completed, in accordance with the percentage of completion method. According to this method, revenue, expenses, and thus, income are recognized in the period in which the work was undertaken. The determination of the percentage of alarm installations that can be recognized as revenue is based on the time spent in relation to the total estimated time. Interest income and borrowing costs are recognized in the statement of income in the period to which they are attributable.

Segment Reporting (IAS 14)
The Group's operations are divided into five divisions that provide the operational structure for internal controls, follow-ups and reporting. For both internal and external reporting, each division represent a primary segment. The split of Security Services into Security Services USA and Security Services Europe reflects both the internal operational structure as well as the differences between the risks and rates of return within the two segments. The secondary segments consists of the three main geographical areas in which the Group is active: Nordic region, Europe excluding Nordic Region and USA. In addition to this the operations outside these regions are included in Rest of world. The geographical split represents various levels of market development in terms of wages, employee turnover, product mix, market growth and profitability. The total sales for the geographical split are given by the location of the sales. The location of the sales in all material aspects corresponds to the location of the customers.

IAS 14 stipulates that costs in any particular segment (division) should not include general administrative expenses, expenses for head offices and other central expenses. These expenses are accounted under the heading Other. Moreover, the segment's assets and liabilities include only those items that have been utilized/arisen in ongoing operations. Other balance sheet items, primarily current tax, deferred tax, and provisions for taxes, are accounted for separately under the Other heading.

Accounting for Government Grants and Disclosure of Government Assistance (IAS 20)
Securitas as well as other employers are eligible to a number of grants having to do with employees. Grants relate to training, incentive for hiring new staff, reduction of working hours, etc. All grants are accounted for in the statement of income as a cost reduction in the same period as the related underlying cost.

Taxes (IAS 12)
Provisions are made for all taxes that are expected to be levied on income for the year, including deferred tax. Deferred tax is calculated in accordance with the liability method. Deferred tax is based on net changes in temporary differences between the book value and taxable value of assets and liabilities. The calculation of deferred tax liabilities and deferred tax claims is recognized in the same way as the underlying transactions were recognized as of the balance sheet date and refers to all taxable temporary differences, provided they do not pertain to goodwill or shares in subsidiares. Anticipated tax rates are applied in the years when the temporary differences are likely to be reversed.

A deferred tax asset is recognized when it is probable that sufficient taxable income will arise that the deferred tax asset can be offset against. Deferred tax assets are valued as of the balance sheet date, and any potential previously unvalued deferred tax asset is recognized when it is expected to be usable, or correspondingly, reduced when it is expected to be wholly or partly unusable against future taxable income.

Current and deferred taxes are posted directly to shareholders' equity if the relevant underlying transaction or event is posted directly to shareholders' equity in the period, or previous period if it pertains to an adjustment of an opening balance of retained earnings as the result of a change in accounting principle, or if it relates to exchange rate differences in the translation of the balance sheets of foreign subsidiaries that are posted to shareholders' equity.

Provisions are allocated for estimated taxes on dividends from subsidiaries to the parent company in the following year.

Statement of cash flow (IAS 7)
The statement of cash flow has been prepared in accordance with the indirect method. Liquid assets include Cash and bank deposits and Short-term investments with a maximum duration of 90 days at the time of initial recognition.

Foreign currency receivables and liabilities (IAS 21)
When preparing the financial statements of individual companies, foreign currency-denominated receivables and liabilities are translated using the exchange rates prevailing at each balance sheet date.

Goodwill and other acquisition related intangible fixed assets (IFRS 3, IAS 36 and IAS 38)
In accordance with the provisions of IFRS 3:

- The Group ceased amortisation of goodwill from January 1, 2004.
- Accumulated amortization as at December 31, 2004 has been eliminated with a corresponding decrease in the cost of goodwill.
- From the year ended December 31, 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary/operations at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other acquisition related intangible fixed assets arising from acquisitions can include different types of intangible fixed assets such as marketing-related, customer-related, contract-related and technology-based. Other acquisition related intangible fixed assets normally have a definite useful life. These assets are recognized at fair value on the date of acquisition and subsequently carried at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the linear method to allocate the cost of assets over their estimated useful lives. Securitas' acquisition related intangible fixed assets mainly relate to customer contract portfolios and the related customer relationships. The valuation of the customer contract portfolios and the related customer relationships is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flows. The valuation is based on the churn rates and profitability of the acquired portfolio at the time of the acquisition. In the model a specific charge, contributory asset charge, is applied as a cost or return requirement for the assets supporting the intangible asset. Cash flows are discounted on an after tax basis using the Weighted Average Cost of Capital (WACC) adjusted for local interest rate levels in the countries of acquisition. The useful life of customer contract portfolios and the related customer relationships are based on the churn rate of the acquired portfolio and are normally within the range of 3 to 20 years corresponding to a yearly amortization of 5 percent to 33.3 percent. A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset, which means that it neutralizes the impact of the amortization of the intangible asset on the full tax rate percentage on the income after tax. The initial recognition of this deferred tax liability increases the amount of goodwill.

Goodwill and other acquisition related intangible fixed assets are allocated to cash-generating units (CGU) on a level which is consistent with the level that Securitas monitors performance that is per country in a division (segment). This allocation is also the basis for the yearly impairment testing.

The amortization of acquisition related intangible fixed assets is shown on the line Amortization of acquisition related intangible fixed assets in the statement of income.

Acquisition related restructuring costs
Acquisition related restructuring costs are costs that are either recognized on a cash basis that is in the period when the corresponding payment is made or costs that are recognized as provisions for restructuring in accordance with IAS 37. The costs that have been recognized in the statement of income for 2004 and 2005 are all costs recognized on a cash basis and thus no provisions are recognized.

Other intangible fixed assets (IAS 36 and IAS 38)
Other intangible fixed assets are recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and that the cost of the asset can be measured reliably. Other intangible fixed assets normally have a definite useful life. These assets are recognized at cost and subsequently carried at cost less accumulated amortization and any accumulated impairment losses.

Linear depreciation is used for all asset classes, as follows:

Software licenses	12.5–33.3 percent
Other intangible fixed assets	20–33.3 percent

Rental rights and similar rights are amortized over the same period as the underlying contractual period.

Tangible fixed assets (IAS 16 and IAS 36)
Tangible fixed assets are recognized at cost and subsequently carried at cost less accumulated depreciation according to plan and any accumulated impairment losses. Depreciation according to plan is based on historical acquisition values and the useful life of the asset.

Linear depreciation is used for all asset classes, as follows:

Machinery and equipment	10–25 percent
Buildings and land improvements	1.5–4 percent
Land	0 percent

Impairment (IAS 36)
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows. The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant WACC-rate used to discount future cash flows. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Previously recognized impairment losses, with the exception of impairment losses related to goodwill, are reversed only if a change has occurred regarding the assumptions that formed the basis for determining the recoverable value when the impairment loss was recognized. If this is the case a reversal of the impairment loss is carried out in order to increase the book value of the impaired asset to its recoverable value. A reversal of a previous impairment loss is only recognized to the extent that the new book value does not exceed what should have been the book value (after depreciation and amortization) if the impairment loss had not been recognized in the first place. Impairment losses related to goodwill are never reversed.

Leasing contracts (IAS 17)
When a leasing contract means that the Group, as the lessee, essentially receives the economic benefits and bears the economic risk associated with the leased asset – termed finance leases – the asset is accounted as a fixed asset in the consolidated balance sheet. The net present value of the corresponding obligation to pay leasing fees in the future is accounted as a liability. In the consolidated statement of income, leasing payments are divided between depreciation and interest. The Group has no significant finance leases where it is the lessor.

Operational leases, where the Group is the lessee, are accounted in the statement of income as an operating expense. In cases where the Group is the lessor, revenue is accounted as sales in the period the lease relates to. Depreciation is accounted under operating income.

Accounts receivable
Accounts receivable are accounted net after provisions for probable bad debt. Probable and recognized bad debt losses are included in the line Production expenses in the statement of income. Payments received in advance are accounted under Other current liabilities.

Inventories (IAS 2)
Inventories are valued at the lower of cost and net realizable value. Cost is determined according to the first-in, first-out principle. The cost of finished goods and work in progress comprises of material, direct labour and other direct costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The necessary deductions for obsolescence are made.

Financial Instruments: Recognition and Measurement (IAS 39[1]) – adopted from January 1, 2005
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The definition of financial instruments thus include equity instruments of another entity but also for example contractual rights to receive cash such as accounts receivable.

Financial instruments are recorded initially at fair value with the subsequent measurement depending on the designation of the instrument.

The Group designates its financial instruments in the following categories:
- Financial assets or financial liabilities at fair value through profit or loss (including derivatives not designated as hedging instruments),
- Loans and receivables,
- Held-to-maturity investments,
- Available-for-sale financial assets,
- Financial liabilities designated for hedging,
- Other financial liabilities and
- Derivatives designated for hedging.

The designation depends on the purpose for which the financial instrument is acquired. Management determines the designation of its financial instruments at initial recognition and re-evaluates this designation at each reporting date.

Financial assets or financial liabilities at fair value through profit or loss
Financial assets at fair value through profit or loss have two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Fair value derivative assets are also categorised as held for trading unless they qualify for hedge accounting. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. Financial liabilities at fair value are trading securities with negative fair value; normally derivative liabilities unless they qualify for hedge accounting.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities later than 12 months after the balance sheet date.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Financial liabilities designated for hedging
Financial liabilities designated for hedging are liabilities that are hedged instruments in a hedge relationship qualifying for hedge accounting. The hedging instrument is normally a derivative included in the category derivatives designated for hedging. They are included in non-current liabilities except for maturities later than 12 months from the balance sheet date.

Other financial liabilities
Other financial liabilities are any financial liabilities that are not included under financial liabilities designated for hedging. They are included in non-current liabilities except for maturities later than 12 months from the balance sheet date.

Derivatives designated for hedging
Derivatives designated for hedging are instruments designated as hedging instruments and qualifying for hedge accounting. The Group normally only enters into derivative contracts when they qualify for hedge accounting.

Most of the Group's current assets are loans and receivables (including accounts receivable and most other current receivables). Financial assets or financial liabilities at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets are normally categories in which the Group has no or very limited positions in. Financial liabilities designated for hedging includes both long-term and short-term loans designated as hedged instruments and hedged effectively via derivatives designated for hedging. Other financial liabilities comprise all other financial liabilities including such items as accounts payable and other current liabilities and also any long-term and short-term loans not included in financial liabilities designated for hedging.

[1] Refers to IAS 39 in its current version as adopted by the European Union.

Recognition and subsequent measurement
Purchases and sales of financial instruments are recognised on trade-date – the date on which the Group commits to purchase or sell the instrument.

Financial instruments are initially recognized at fair value plus transaction costs for all financial assets or financial liabilities not carried at fair value through profit or loss.

Financial assets are derecognized when the rights to receive cash flows from the instruments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are removed when the obligation is discharged, cancelled or expired.

Financial assets or financial liabilities at fair value through profit or loss and available-for-sale financial assets are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method. Realised and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities at fair value through profit or loss category are included in the income statement in the period in which they arise. Financial liabilities with the exception of financial liabilities at fair value through profit or loss and financial liabilities designated for hedging are subsequently carried at amortized cost. Financial liabilities designated for hedging that qualify for fair value hedge accounting are subsequently carried at fair value. Changes in the fair value are included in the income statement in the period in which they arise. The corresponding gain or loss from re-measuring the hedging instrument at fair value is also included in the income statement in the same period as that in which the gain or loss on the hedged item arises. Cash flow hedging instruments are carried at fair value in the balance sheet and the gain or loss from re-measuring the hedging instrument at fair value are recognized in the hedging reserve in equity with a reversal from the hedging reserve to the statement of income in the period of which the cash flow of the hedged item impacts the statement of income. Exchange rate gains and losses on derivatives that are part of a net investment hedge relationship are recognized in equity.

Actual cash flows that arise from derivative instruments are recognized as interest income and/or interest expense in the period to which they relate. Changes in fair value for both the hedged instrument and the hedging instrument (derivative) is recognized separately as Revaluation of financial instruments. The line Revaluation of financial instruments is included within Financial income and/or Financial expense. The separation of the result in interest and revaluation effects increases the ability to compare the effects with the effects under Swedish GAAP as well as separating unrealized changes in fair value from the actual cash flows that forms the basis for recognition of both interest income and interest expense.

The fair values of quoted financial instruments are based on current bid prices. If the market for a financial instrument is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Financial Instruments: Recognition and Measurement (IFRS 2004 and Swedish GAAP 2004) – to December 31, 2004

Financial Instruments: Disclosure and Presentation
IAS 32 (and according to Swedish GAAP, RR 27) Financial Instruments: Disclosure and Presentation stipulates the balance sheet classification of financial instruments and the disclosures to facilitate understanding of how financial instruments influence income, financial position and cash flow. The recommendation does not stipulate when financial instruments should be recognized, or de-recognized from the balance sheet, nor does it indicate how such financial instruments should be valued.

Short-term investments
Short-term investments are accounted according to the lower of cost or market principle if they pertain to transferable securities, and at acquisition value for bank deposits.

Convertible debenture loans
Convertible debenture loans are compound financial instruments whose financial liability (the loan) and the shareholders' equity-related instrument (the issued put) should be accounted separately at the time of issue. Because the convertible debenture loan 2002/2007 series 1–4 was issued at market interest, the related shareholders' equity-related instrument constituted an insignificant portion of the issue proceeds, whereupon the convertible debenture loan was classified as a financial liability in its entirety.

Bond loans issued
Bond loans issued are accounted at amortized cost, which means the present value of future payments calculated by the effective historical rate of interest at the time of issue.

Commercial paper issued
Commercial paper has been issued as part of a short-term Swedish commercial paper program and accounted under Other short-term loan liabilities at the original settlement value. Accrued interest is accounted under Accrued interest expenses using a linear valuation method. Due to the short tenor of issued commercial paper, the difference between accrued interest estimated linearly and by discounting is immaterial.

Derivatives
Loan receivables and loan liabilities hedged through forward currency contracts are valued at the spot rate on the day the hedge was entered into. Forward premiums and discounts, that is the difference between the forward rate and the spot rate, are accounted as interest.

Interest rate derivatives are used for hedging purposes only and accounted through the deferral of unrealized gains and losses, known as deferral hedge accounting. As a result, the Group's gains or losses from interest rate derivatives – comprises only interest income and interest expenses based on actual cash flows from interest rate derivatives. Option premiums paid are expensed over the term of the hedged position and are accounted as interest expenses.

Employee Benefits (IAS 19)
The Group operates or participates in a number of defined benefit and defined contribution pension and other long-term employee benefit plans. Other plans primarily relates to healthcare benefits. Calculations for the defined benefit plans that exist within Securitas are carried out yearly by independent actuaries.

Costs for defined benefit plans are estimated using the so-called Projected Unit Credit method in a way that distributes the cost over the employee's working life. Obligations are valued at the present value of the expected future cash flows using a discount interest rate corresponding to the interest rate on high quality corporate bonds or government bonds with remaining term that is approximately the same as the obligations. Plan assets are measured at fair value.

Gains and losses resulting from changes in actuarial assumptions, plan experience and investment performance differing from that assumed are spread evenly in the income statement over the future working life of the employees in the plan to the extent that the accumulated gains and losses at the balance sheet date fall outside the so called corridor at the start of the period. This corridor corresponds to 10 percent of the higher of the defined benefit obligation and the value of plan assets at the balance sheet date.

If accounting for a defined benefit plan results in a balance sheet asset, this is reported as a net asset in the consolidated balance sheet under Other long-term receivables. Otherwise it is reported as a provision under Provisions for pensions and similar commitments. Costs related to defined benefit plans, including the interest element, are accounted for in operating income. Provisions for pensions and similar commitments are not included in net debt.

Payments under defined contribution plans are recognized in the period in which the employees have rendered their services. The expense is taken as the contributions payable during the period.

Share-based payments (IFRS 2)
IFRS 2 requires that the fair value of the equity settled schemes should be accounted for as an expense in the statement of income with the corresponding entry accounted for as equity. The expense should be accrued for on a linear basis over the vesting period. For cash settled schemes IFRS 2 also requires that the fair value of the scheme should be accounted for as an expense in the statement of income on a linear basis over the vesting period, but with the corresponding entry recognized as a liability rather than as equity. Furthermore if the incentive scheme lapses without settlement this will result in a reversal of the accrued cost for cash settled schemes only. For equity settled schemes no reversal will occur since no adjustment to the net assets is required.

Securitas have no equity settled or cash settled schemes that would fall within the scope of this standard.

Provisions (IAS 37)
Provisions are recognized when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Claims reserves are calculated on the basis of a combination of case reserves, which represent claims reported, and IBNR (incurred but not reported) reserves. Actuarial calculations are performed quarterly to assess the adequacy of the reserves based on open claims and historical IBNR. The provisions are recognized in the balance sheet at the discounted value that has been established by the actuarial calculations.

NOTE 2 DEFINITIONS, CALCULATION OF KEY RATIOS AND EXCHANGE RATES

DEFINITIONS

STATEMENT OF INCOME ACCORDING TO SECURITAS FINANCIAL MODEL

Production expenses[1]
Guard wages and related costs, the cost of equipment used by the guard when performing professional duties, and all other costs directly related to the performance of services invoiced.

Selling and administrative expenses[1]
All costs of selling, administration and management including branch office expenses. The primary function of the branch offices is to provide the production with administrative support as well as to serve as a sales channel.

Gross margin
Gross income as a percentage of total sales.

Operating income before amortization
Operating income before amortization of acquisition related intangible fixed assets and acquisition related restructuring costs but including amortization and depreciation of other intangible fixed assets, buildings and land and machinery and equipment.

Operating margin
Operating income before amortization as a percentage of total sales.

Operating income after amortization
Operating income after amortization of acquisition related intangible fixed assets, acquisition related restructuring costs, amortization and depreciation of other intangible fixed assets, buildings and land and machinery and equipment.

Adjusted income
Operating income before amortization adjusted for financial income and expense excluding revaluation of financial instruments according to IAS 39 and current taxes.

Net margin
Income before taxes as a percentage of total sales.

STATEMENT OF CASH FLOW ACCORDING TO SECURITAS FINANCIAL MODEL

Cash flow from operating activities
Operating income before amortization adjusted for depreciation/amortization according to plan less capital expenditures in fixed assets (excluding acquisitions of subsidiaries), change in accounts receivable and changes in other operating capital employed.

Free cash flow
Cash flow from operating activities adjusted for financial income and expenses paid and current taxes paid.

Cash flow for the year[1]
Free cash flow adjusted for acquisitions of subsidiaries, restructuring costs paid, payments from provisions for restructuring, dividends, share issues and change in interest-bearing net debt excluding liquid assets.

BALANCE SHEET ACCORDING TO SECURITAS FINANCIAL MODEL

Operating capital employed
Capital employed less goodwill, acquisition related intangible fixed assets and shares in associated companies.

Capital employed
Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities.

Net debt
Interest-bearing fixed and current assets less long-term and short-term convertible debenture loans, and long-term and short-term interest-bearing loan liabilities.

Adjusted shareholders' equity
Equity adjusted for outstanding convertible debenture loans.

CALCULATION OF KEY RATIOS

Organic sales growth, actual 2005: 5%
Total sales for the year adjusted for acquisitions/divestitures and changes in exchange rates as a percentage of the previous year's total sales adjusted for divestitures.
Calculation 2005: (66,013.6–2,074.3–1,719.0)/(59,686.6–266.0)–1 = 5%

Operating margin, actual 2005: 6.5%
Operating income before amortization as a percentage of total sales.
Calculation 2005: 4,293.6/66,013.6 = 6.5%

Earnings per share after taxes, before dilution, actual 2005: SEK 7.43
Net income for the year less the net income attributable to the minority, in relation to the average number of shares before dilution.
Calculation 2005: ((2,712.6–1.5)/365,058,897) x 1,000,000 = SEK 7.43

Earnings per share after taxes, after dilution, actual 2005: SEK 7.31
Net income for the year less the net income attributable to the minority and adjusted for interest on convertible debenture loans after tax, in relation to the average number of shares after dilution.
Calculation 2005: ((2,712.6–1.5+56.1)/378,712,105) x 1,000,000 = SEK 7.31
Average number of shares after dilution has been calculated based on the premature redemption of convertible debenture loans corresponding to 7,393,410 shares on June 30, 2005: (382,408,810 x 6/12)+(375,015,400 x 6/12) = 378,712,105.

Cash flow from operating activities as % of operating income before amortization, actual 2005: 95%
Cash flow from operating activities as a percentage of operating income before amortization.
Calculation 2005: 4,072.4/4,293.6 = 95%

Free cash flow as % of adjusted income, actual 2005: 94%
Free cash flow as a percentage of adjusted income.
Calculation 2005: 2,661.1/(4,293.6+318.1–36.2–805.0–934.2) = 94%

Free cash flow in relation to net debt, actual 2005: 0.22
Free cash flow in relation to closing balance net debt.
Calculation 2005: 2,661.1/11,944.8 = 0.22

Operating capital employed as % of total sales, actual 2005: 12%
Operating capital employed as a percentage of total sales adjusted for full-year sales of acquisitions.
Calculation 2005: 8,182.1/(66,013.6+791.7) = 12%

Return on capital employed, actual 2005: 16%
Operating income before amortization as a percentage of the closing balance of capital employed excluding shares in associated companies.
Calculation 2005: 4,293.6/(26,791.6–178.6) = 16%

Net debt equity ratio, actual 2005: 0.80
Net debt in relation to shareholders' equity.
Calculation 2005: 11,944.8/14,846.8 = 0.80

Interest coverage ratio, actual 2005: 6.0
Operating income before amortization plus interest income in relation to interest expense.
Calculation 2005: (4,293.6+277.6)/756.5 = 6.0

Return on equity, actual 2005: 17%
Net income for the year adjusted for interest on convertible debenture loans after taxes as a percentage of average adjusted shareholders' equity weighted for new issues.
Calculation 2005: (2,712.6+56.1)/((14,846.8+2,388.4+11,842.9+3,940.6)/2) = 17%

Equity ratio, actual 2005: 32%
Shareholders' equity as a percentage of total assets.
Calculation 2005: 14,846.8/46,288.6 = 32%

[1] The definition is also valid for the formal primary statements - statement of income and the statement of cash flow.

Exchange rates used in the Consolidated financial statements 2004–2005

Country	Currency		Weighted average 2005	December 2005	Weighted average 2004	December 2004
Norway	NOK	100	116.32	117.71	109.03	108.80
Denmark	DKK	100	124.87	125.82	122.51	121.15
Great Britain	GBP	1	13.62	13.70	13.41	12.71
Switzerland	CHF	100	600.86	603.75	590.54	582.70
Hungary	HUF	100	3.74	3.71	3.64	3.67
Poland	PLN	1	2.31	2.44	2.03	2.21
Estonia	EEK	1	0.59	0.60	0.58	0.58
Czech Republic	CZK	1	0.31	0.32	0.29	0.30
USA	USD	1	7.55	7.96	7.32	6.61
Canada	CAD	1	6.25	6.82	5.64	5.46
Mexico	MXN	1	0.69	0.75	0.65	0.59
Argentina	ARS	1	2.60	2.60	2.46	2.27
	EUR	1	9.31	9.38	9.11	9.01

NOTE 3 CRITICAL ESTIMATES AND JUDGEMENTS

Management has to make estimates and make assumptions that relate to the future. These judgements are evaluated on an ongoing basis and are based on historical experience and other factors, including expected future events that are deemed reasonable under the current prevailing situation.

Valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries/operations
The valuation of identifiable assets and liabilities in connection with the acquisition of subsidiaries or operations as part of the purchase price allocation involves that items in the acquired company's balance sheet as well as items that have not been recognized in the acquired company's balance sheet such as customer relations should be valued at fair value. In normal circumstances, as quoted market prices are not available for the assets and liabilities that have to be valued, and thus different valuation methods has to be used. These valuation methods are based on a number of assumptions. Other items that can be difficult both to identify as well as to value are contingent liabilities that could have arisen in the acquired company such as litigation related items. All balance sheet items are thus subject to estimates and judgements. For further information, refer to Note 15.

Impairment testing of goodwill and other acquisition related intangible fixed assets
In connection with the impairment testing of goodwill and other acquisition related intangible fixed assets, the book value is compared with the recoverable value. The recoverable value is determined by the higher of an assets net realizable value and its value in use. Since under normal circumstances no quoted market prices are available to assess an assets net realizable value, the value in use is normally the value that its book value is compared to. The calculation of the value in use is based on assumptions and judgements. The most important assumptions are the organic sales growth, the development of the operating margin, the operating working capital requirements and the relevant WACC, which is used to discount future cash flows. In summary this means that the valuation of the balance sheet items Goodwill, which amounts to MSEK 17,792.4, and Acquisition related intangible fixed assets, which amounts to MSEK 638.5, are subject to critical estimates and judgements.

Actuarial calculations regarding employee benefits such as pensions and medical benefits
Employee benefits are normally an area where estimates and judgements are not critical. However for defined benefit plans relating to benefits particularly for pensions and medical benefits and where the payments to the employees are several years into the future actuarial calculations have to be performed. These calculations are based on assumptions regarding economic variables such as the discount rate, the expected return on plan assets, salary increases, inflation rate, pension increases and the inflation rate for medical benefits but also on demographic variables such as the expected life span. In summary the balance sheet item Pension balances for defined benefit plans, which amounts to MSEK 113.8, included in Other long-term receivables and the balance sheet item Provisions for pensions and similar commitments, which amounts to MSEK 885.1, are subject to critical estimates and judgements.

Actuarial calculations regarding claims reserves
The Group is exposed to various types of risks in the day-to-day running of the business. The operational risks can result in the need to recognize reserves for damages resulting from property claims, personal injuries including property claims arising from the cash handling operations as well as workers compensation claims relating to the Group's employees. Claims reserves are calculated based on a combination of case reserves and incurred but not reported reserves. Calculations are performed on a quarterly basis to assess the adequacy of the reserves based on open claims and historical data for incurred but not reported claims. Actuarial calculations are based on several assumptions. In summary the balance sheet items Short-term liability insurance-related claims reserves, which amounts to MSEK 1,006.5, included in Other current liabilities and Liability insurance-related claims reserves, which amounts to MSEK 612.7, included in Other provisions are subject to critical estimates and judgements.

The impact on the Group's financial position of ongoing litigation and the valuation of contingent liabilities
Over the years the Group has made a number of acquisitions in different countries. As a result of such acquisitions certain contingent liabilities of the businesses acquired have been assumed. For further information please refer to Note 36. Companies within the Group are involved in a number of other legal proceedings arising out of the ordinary course of their businesses. For further information refer to Note 36.

NOTE 4 EVENTS AFTER THE BALANCE SHEET DATE

Approval of the Annual Report and Consolidated Financial Statements for 2005
The Annual Report and Consolidated Financial Statements have been signed by the Board of Directors of Securitas AB on February 16, 2006.

Other important events after the balance sheet date
The Board of Directors of Securitas AB on February 9, 2006 proposed that Securitas transform three of its divisions into independent specialized security companies: Loomis Cash Handling Services AB (currently Cash Handling Services, to be renamed), Securitas Direct AB and Securitas Systems AB. The three new companies will, subject to a decision by an Extraordinary General Meeting proposed for September 25, 2006, be distributed to the shareholders by way of a dividend and listed on the O-list of the Stockholm Stock Exchange immediately thereafter.

NOTE 5 FINANCIAL RISK MANAGEMENT

Financial risk factors
The Group's business activities expose it to financial risks, for example interest rate risk and foreign currency risks. The Group's overall financial risk management program focuses on the unpredictability of the financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

Treasury organization and activities
The aim of the treasury organization in Securitas is to support business operations by identifying, quantifying and minimizing financial risks and, to the extent possible, to take advantage of economies of scale in the treasury operations.

Subsidiaries/Divisions
Treasury operations in the subsidiaries and divisions concentrate on improving cash flow through a focus on profitability in the business operations, reduction of capital tied-up in accounts receivable and inventories, a balanced capital expenditure program and efficient local cash management.

Countries
In countries with extensive operations, liquidity surpluses and liquidity deficits in local subsidiaries are matched at country level with the help of local cash-pooling solutions. In addition, Securitas operates an overall euro cash-pooling structure for countries in the euro zone and an overall cash-pooling structure in U.S. dollars for subsidiaries in the USA, in which local liquidity surpluses are invested or from which local liquidity deficits are financed. All local long term financial requirements are financed directly from the Group's internal bank, Group Treasury Centre (GTC), in Dublin.

Group Treasury Centre
By concentrating the management of the financial risks in one location, in GTC in Dublin, the Group can readily monitor and control them and benefit from the skills of dedicated treasury personnel. Also by concentrating internal and external financing through GTC economies of scale can be utilized in the pricing of investments and loans. GTC is further utilized to match local liquidity surpluses and deficits between countries and cash-pools.

GTC identifies, evaluates and hedges financial risks in co-operation with the operating units. The Board of Directors of Securitas AB provides written principles for overall risk management, as well as written policies covering specific areas such as foreign exchange risks, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

Derivatives are utilized for three main reasons, hedging the interest rate element of external debt and changing its currency profile, gearing ratio hedging and hedging of internal borrowings and investments.

1. Interest rate risk
Interest rate risk is the risk that the Group's net income will be affected by changes in market interest rates. The Group has raised funds in mainly USD and EUR with both fixed and floating interest rates. The details of long term borrowings are disclosed in Note 30. The Group uses interest rate swaps and cross currency swaps to convert the interest rate profile of this debt. Since income is tied to the customer contracts with an annual price review and this impact usually follows each country's economic development and inflation rate, interest rate risks are deemed to be minimized through short interest rate periods. Strong cash flows from operations reduce the Group's dependency on external financing and thereby also minimize interest rate risk. Other external financing requirements may arise from time to time in connection with acquisitions. The interest rate exposure on this acquisition financing is managed on a case by case basis.. Details of the Group's debt profile is set out below followed by a disclosure with regard to interest rate fixings, see tables 1A and 1B.

The target for the interest cover ratio is that it should be at least 6.0 and for the gearing ratio, net debt to equity, to be in the range of 0.80–1.00. As the latter ratio includes the equity this means that it will not any longer be a good indicator of balance sheet strength since goodwill is no longer subject to amortization. The discontinued goodwill amortization has no effect on the cash flows and the ratio will improve much quicker as equity grows faster.

Securitas has consequently switched to monitoring the free cash flow to net debt ratio. This ratio should always exceed 0.20. The Group's interest coverage ratio, a measure of its ability to pay interest costs, was 6.0 as of December 31, 2005 (6.5). The Group has a target of 6.0.

CONT. NOTE 5 FINANCIAL RISK MANAGEMENT

Table 1A
December 2005 Total Group Interest-bearing liabilities and assets

Currency	Size, MSEK	Duration (days)	Current book cost incl. credit margin	Interest rates, +1%	Interest rates, –1%
USD liabilities	–7,308	176	4.57	5.00	4.12
EUR liabilities	–8,523	335	2.51	3.64	2.58
GBP liabilities	–1,571	23	4.81	5.81	3.81
SEK liabilities	–6,010	27	2.19	3.19	1.19
Other currencies liabilities	–422	22	2.74	3.74	1.74
Total liabilities	**–21,834**	**178**	**3.28**	**4.11**	**2.77**
USD assets	1,986	27	4.85	5.85	3.85
EUR assets	1,729	8	2.73	3.73	1.73
GBP assets	397	7	4.58	5.58	3.58
SEK assets	5,488	29	2.46	3.40	1.51
Other currencies assets	289	9	2.53	3.53	1.53
Total assets	**9,889**	**24**	**3.07**	**4.04**	**2.10**
Total	**–11,945**	**–**	**3.46**	**4.14**	**3.31**

Table 1B
Interest rate fixing
It is the policy of Securitas to use interest rate derivatives if required to manage its interest rate risk and as a consequence the cost of finance in the Group. The duration for these derivatives are normally between three and four years. Group policy allows for the use of both options based and fixed rate products, however as per December 31, 2005 the derivatives portfolio did not contain any options products.

2. Foreign currency risks
Financing of foreign assets – translation risk
Translation risk is the risk that the SEK value of foreign currency equity will fluctuate due to changes in foreign exchange rates.
Securitas' foreign currency capital employed as of December 31, 2005 was MSEK 25,452. Capital employed is financed by loans in local currency and shareholders' equity. This means that Securitas, from a Group perspective, has shareholders' equity in foreign currency that is exposed to changes in exchange rates. Because of this, a translation risk can arise since unfavourable changes in exchange rates could have a negative effect on the Group's foreign net assets when translated to SEK.

Table 2A below shows how the Group's capital employed is distributed by currency and its financing:

The Consolidated statement of income is affected by the translation to SEK of the statements of income of foreign subsidiaries. Since these subsidiaries essentially operate only in local currency their competitive situation is not affected by changes in exchange rates and since the Group as a whole is geographically diversified, this exposure is not hedged. Group internal currency flows between holding companies and subsidiaries in relation to dividends, trademarks and interest are normally hedged to SEK immediately the amount is agreed between the internal parties.

Transaction risk
Transaction risk is the risk that the Group's net income will be affected by changes in the value of commercial flows in foreign currencies due to fluctuating exchange rates. The exposure arises from the export and import of goods and components in the security systems operations and payments of central insurance premia. The size of the exposure, as indicated in the table below, is limited. Hedging is done for our import/export related exposure on a continuous basis over the course of the year. On average flows for six months are hedged.

Table 2B. Net transaction exposure per currency

Currency	Net transaction exposure currency
EUR	49
USD	–16
GBP	3
NOK	–10
Other currencies	–23
Net Total	**3**

3. Financing risk
The Group's short-term liquidity is ensured by maintaining a liquidity reserve (cash and bank deposits, short-term investments and the unutilized portion of committed credit facilities), which should correspond to a minimum of five percent of consolidated annual sales. As of December 31, 2005 the short-term liquidity reserve corresponded to 13 percent of the Group's annual sales.

The Group's long-term financing risk is minimized by ensuring that the level of long-term financing (shareholders' equity, convertible debenture loans with maturities of at least one year, long-term committed loan facilities and long-term bond loans) at least matches the Group's capital employed. Per December 31, 2005 long-term financing corresponded to 110 percent of the Group's capital employed. Long-term financing of the Group should be well balanced among different sources. The aim is that long-term committed loan facilities and long-term bond loans should have an average maturity of more than three years. As per December 31, 2005 the average maturity was two years and nine months.

Table 3A on the next page shows the maturity structure of the Group's committed loan facilities as of December 31, 2005.

Table 1B

Currency	Dec 31, 2005 Amount MSEK	Dec 31, 2005 Amount MLOC	Rate* %	Dec 31, 2006 Amount MSEK	Dec 31, 2006 Amount MLOC	Rate* %	Dec 31, 2007 Amount MSEK	Dec 31, 2007 Amount MLOC	Rate* %	Final maturity
USD	3,876	487	4.45	759	100	4.53				April 2007
EUR	2,515	268	2.92	2,515	268	2.92	497	53	2.81	October 2008
Total	**6,391**			**3,274**			**497**			

*Average rate including credit margin.

Table 2A

MSEK	EUR	USD	GBP	Other currencies	Total Foreign currencies	SEK	Total Group
Capital employed	11,100	11,250	2,574	528	25,452	1,340	26,792
Net debt	4,794	5,322	1,175	132	11,423	522	11,945
Minority interests	1	–	0	0	1	0	1
Net exposure	6,305	5,928	1,399	396	14,028	818	14,846
Net debt to equity ratio	*0.76*	*0.90*	*0.84*	*0.33*	*0.81*	*0.64*	*0.80*

Table 3A. Maturity structure of issued bonds and committed loan facilities[1]

Maturity	<1 yrs	<2 yrs	<3 yrs	<4 yrs	<5 yrs	Total
Amount, MSEK	5,304	2,388	4,692	–	8,755	21,139
Unutilized	2,019	–	–	–	5,339	7,358

[1] Including the securitization back up line.

Long-term committed loan facilities consist of a MUSD 1,100 Multi Currency Revolving Credit Facility established June 2005 with a syndicate of international banks and maturing in June 2010. Drawings under this facility are priced at the relevant prevailing market interest rate for the term selected.

Within the framework of its employee incentive program established in May 2002, Securitas issued four convertible debenture loans totaling MEUR 443.5 and maturing in May 2007. The debentures can only be converted upon maturity. The interest cost is based on 90 percent of the 3-month EURIBOR, with the interest rate reset every quarter. The loans were issued to a special purpose company in Luxembourg, Securitas Employee Convertible 2002 Holding S.A. in which employees have subscribed for shares. The Luxembourg company has also raised a long-term syndicated bank loan of MEUR 400 from a syndicate of international banks. The loan matures in May 2007. In June 2005 this facility was voluntarily part prepaid and reduced to MEUR 254.5.

Securitas also has a Euro Medium Term Note Program with a maximum limit of MEUR 1,500 under which public and private funding can be raised in the international capital markets. As of December 31, 2005 there were two outstanding bond loans: a MEUR 350 Eurobond maturing in January 2006 and a MEUR 500 Eurobond maturing in March 2008. Both bonds carry a coupon of 6.125 percent and the entire proceeds were swapped into floating rate funding using cross currency and interest rate swaps with matching maturity dates. Both loans are listed on the Luxembourg Stock Exchange.

Securitas has a securitization agreement in the USA to sell on a continuous basis undivided interests in certain eligible trade accounts receivables, to a maximum amount of MUSD 250. Securitas has a committed credit facility of MUSD 250 available only as a back up for this securitization program. The agreement expires August 31, 2007 and the related credit facility expires August 31, 2006, renewable annually thereafter.

Drawings and renewals under the facility are priced based on prevailing 60 day market interest rate.

In January 2002, Securitas established a short-term Swedish commercial paper program with three Swedish banks in the amount of MSEK 5,000. The objective was to obtain access to short-term financing at competitive prices. Pricing is based on the prevailing market rates at time of issuance.

In combination with Securitas' strong cash flow, these sources of financing provide liquidity on a short and long-term basis as well as flexibility to finance the Group's expansion.

4. Credit/Counterparty risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of services are made to customers with an appropriate credit history. The Group has policies in place that limit the amount of credit exposure to any one financial institution. Investments of liquid funds may only be made in government paper or with financial institutions with a high credit rating. As of December 31, 2005 the weighted average credit rating of these institutions was short-term A1/P1. The largest weighted exposure for all instrument types to any one institution was MSEK 1,952. Derivative contracts are only entered into with relationship financial institutions with a high credit rating.

Rating

In order to access international debt capital markets in an effective manner, Securitas has obtained long-term credit ratings from both Standard & Poor's and Moody's. The rating from Standard & Poor's is BBB+ and the rating from Moody's is Baa2. Both ratings are with "Stable Outlook". The Swedish short-term rating is K-1 from Standard and Poor's.

Fair value of financial instruments

The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

- Cash and bank deposits and short-term investments: carrying amounts approximate fair values.
- Derivative and other financial instruments: fair values are estimated based on quoted market prices, on prices provided by independent brokers, or are calculated on best market prices. The prices used are clean prices that is the fair values stated exclude accrued interest.
- Debt: fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

Table 4 below illustrates the impact of adopting IAS 39 on the condensed balance sheet, the revaluation effects during 2005 as well as the effects on the closing condensed balance sheet. It also shows how the revaluation has been recognized in the statement of income and via equity.

Table 4. Condensed balance sheet

		January 1, 2005			2005
MSEK	NOTE[1]	Opening balance before IAS 39	Effects of transition to IAS 39	Opening balance adjusted for IAS 39	Revaluation according to IAS 39
Other fixed assets		22,257.7	–	22,257.7	–
Deferred tax assets		1,441.6	1.1	1,442.7	–1.1
Interest-bearing financial fixed assets	21	138.2	2,467.0	2,605.2	–1,392.3
Total fixed assets		**23,837.5**	**2,468.1**	**26,305.6**	**–1,393.4**
Other current assets		11,884.8	–	11,884.8	–
Other interest-bearing current assets	26	–	–	–	668.5
Short-term investments	27	2,192.1	–	2,192.1	–
Cash and bank deposits	27	928.3	–	928.3	–
Total current assets		**15,005.2**	**–**	**15,005.2**	**668.5**
TOTAL ASSETS		**38,842.7**	**2,468.1**	**41,310.8**	**–724.9**
Attributable to the equity holders of the Parent Company	28	11,826.3	–2.7	11,823.6	37.3
Minority interests		16.6	–	16.6	–
Total shareholders' equity		**11,842.9**	**–2.7**	**11,840.2**	**37.3**
Other long-term liabilities		90.8	–	90.8	–
Long-term convertible debenture loans	30	3,940.6	31.6	3,972.2	2.0
Other long-term loan liabilities[2]	30	6,201.2	2,362.8	8,564.0	–1,347.5
Deferred tax liability		474.9	–	474.9	13.4
Other provisions		1,641.4	–	1,641.4	–
Total long-term liabilities		**12,348.9**	**2,394.4**	**14,743.3**	**–1,332.1**
Other current liabilities		10,901.0	–	10,901.0	–
Other short-term loan liabilities	33	3,749.9	76.4	3,826.3	569.9
Total current liabilities		**14,650.9**	**76.4**	**14,727.3**	**569.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**38,842.7**	**2,468.1**	**41,310.8**	**–724.9**
Net debt		**–10,633.1**	**–3.8**	**–10,636.9**	**51.8**

[1] Reference to notes is provided for the notes including items valued according to IAS 39 and to the note to shareholders' equity.

[2] Additional disclosure according to IAS 32. Restatement of fair value of liabilities including credit margin would have a further mark to market impact of MSEK –70.5 reflecting the tightening of Securitas' credit spread since issue date of Bonds.

CONT. NOTE 5 FINANCIAL RISK MANAGEMENT

Revaluation of financial instruments 2005

MSEK	2005
Recognized in the statement of income	
Financial income	36.2
Finacial expenses	–
Deferred tax	–10.1
Impact on net income for the year	**26.1**
Recognized via Other reserves in equity	
Changes in hedging reserve before tax	15.6
Deferred tax	–4.4
Changes in hedging reserve after tax	**11.2**
Total revaluation before tax	**51.8**
Total revaluation after tax/impact on equity above	**37.3**

NOTE 6 TRANSACTIONS WITH RELATED PARTIES

Joint ventures

The Securitas Group includes only one company, Securitas Direct S.A. (Switzerland), in which its share of the voting rights is 50 percent. Due to the negligible impact of this company on the Group's earnings and financial position, it is not reported separately in the consolidated statement of income or balance sheet. The company is included under Other in the Group's segment reporting from December 2005. Comparatives have been adjusted. Total sales amounted to MSEK 43 (42), operating income before amortization to MSEK 6 (5), operating fixed assets to MSEK 9 (8), accounts receivable to MSEK 5 (6), other assets to MSEK 6 (5), other liabilities to MSEK 7 (6), goodwill to MSEK 9 (9) and acquisition related intangible fixed assets to MSEK 1 (1).

Other

Information on the remuneration to the Board of Directors and Senior Management is provided in Note 7. Information on total payroll expenses for the Board of Directors and the Presidents of the Group is provided in Note 11.

For information on the Parent Company's transactions with affiliated parties, refer to Note 39 and Note 42.

NOTE 7 REMUNERATION TO THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

General

Principles

The Chairman of the Board and the Directors receive fees in accordance with the decision of the Annual General Meeting. Separate fees are paid for committee work. Neither the President and CEO nor the employee representatives receive directors' fees.

The compensation paid to the President and CEO and other members of Group Management consist of a base salary, variable compensation and pension.

The variable compensation varies between zero and the maximum amount as follows. For the President and CEO the variable compensation is maximized at 100 percent of his base salary. For the other members of Group Management, the bonus is maximized at 60–100 percent of their base salaries. The variable compensation is based on performance relative to earnings improvement (and in certain cases other key ratios) for the individual responsibility level (Group or Division).

The total cost of fixed and variable compensation is decided each year to an amount that includes all compensation costs for the Company, including social security costs. The total cost concept allows the President and CEO and other members of Group Management to allocate part of their fixed and variable compensation to other benefits, for example pension benefits.

The total compensation in some cases further includes long-term incentive programs.

Planning and decision making process

The Board's remuneration committee deals with all the above issues regarding the President and CEO and other members of Group Management as well as other management levels if the committee so decides. The committee presents its proposals to the Board of Directors, which takes all decisions.
The members of the remuneration committee are Melker Schörling (chairman) and Berthold Lindqvist. The committee held three meetings during 2005.

Remuneration during the year

Group Management remuneration related to 2005:

MSEK	Base salary	Other benefits	Variable compensation	Long-term incentive[2]	Pension	Total remuneration
Chairman of the Board[1]	1.0	–	–	–	–	1.0
Other Directors[1]	3.3	–	–	–	–	3.3
President and CEO	11.5	0	6.4	–	–	17.9
Other members of Group Management (6 persons)	30.6	2.1	14.4	13.9	5.0	66.0
Total	**46.4**	**2.1**	**20.8**	**13.9**	**5.0**	**88.2**

Above information refers to full year remuneration for the Group Management. Other benefits include customary expatriate benefits. The Board of Directors and the President and CEO have no pension benefits.

[1] Including remuneration for committee work.

[2] Refer to the cost for 2005, please find further reference below under section incentive programs.

Board of Directors

For the 2005 financial year, the Chairman Melker Schörling received a director's and committee work fee of MSEK 1.0. The other Directors received an aggregate director's and committee work fee of MSEK 3.25. The Board of Directors is not entitled to any other compensation except for travel and lodging expenses.

President and Chief Executive Officer

During the 2005 financial year, Thomas Berglund received a salary equivalent to MSEK 11.5. A variable compensation of MSEK 6.4 for 2005 performance will be paid out 2006.

The President and CEO has no pension benefits from the Company and the Company pays no pension insurance for the President and CEO. The retirement age for the President and CEO is 65 years. If the employment is terminated by the Company, the President and CEO is entitled to compensation equivalent to 24 months salary as from the date of termination.

Other members of Group Management

The other members of Group Management are; Håkan Winberg (Executive Vice President and CFO), Santiago Galaz, Tore K. Nilsen, Dick Seger, Clas Thelin and Juan Vallejo (Divisional Presidents). During the financial year 2005 their aggregated fixed salaries amounted to MSEK 30.6 and other salary benefits to MSEK 2.1. The aggregate variable compensation for 2005 performance amounted to MSEK 14.4, and will be paid out in 2006.

These six members of the Group Management have individual pension plans. The retirement age for these members of Group Management is 65 years.

Under the total cost concept, as described under Principles above, each member can allocate part of his remuneration to a defined contribution pension premium. One member has a defined benefit plan (Swedish ITP plan) but can also allocate part of their remuneration to a defined contribution premium.
The ITP plan guarantees a lifetime pension from age 65. The pension amount is

a certain percentage of the final salary depending on age however maximised to a salary of MSEK 1.2 per employee. This pension benefit is funded through annual premiums paid by the Company during the term of employment.

All members have defined contribution pension plans for which pension premiums are allocated from the member's total remuneration and paid by the Company during the term of employment. These premiums can vary but are limited to amounts deductible for tax purposes by the Company.

During 2005 the pension costs for the Group Management amounted to MSEK 5.0. No pension benefits are conditioned by future employment.

The long-term bonus program for Juan Vallejo from 1998 has been replaced by a pension scheme with Securitas AB. The pension is a defined contribution scheme paid by one single premium of MSEK 41.0. The pension scheme value has, according to agreed terms, been linked to the average stock price of 406,706 Securitas B-shares between 1 July and 31 December 2005. Securitas AB has paid the one single premium in January 2006 and has received the corresponding amount from an insurance company. Securitas AB will not incur any further expenses for this pension scheme. The future proceeds from the pension scheme capital will increase the pension liability with a corresponding amount. The pension liability is accounted for as a long-term liability and the receivable on the insurance company is accounted for as a long-term receivable.

If the employment is terminated by the Company these members of Group Management are entitled to compensation equivalent to 12 months salary as from the date of termination and in relevant cases the portion of the variable and the long-term bonus programs. The Executive Vice President and CFO has a possibility to a compensation equivalent to 24 months salary.

Incentive programs

Long-term incentive

In 1998 the Board of Directors established a long-term incentive program based on the market performance of the Securitas share for the Group Management members. In 1999 this program was discontinued and the balance was transferred to a single-premium insurance policy whereafter Securitas has not incurred any further expenses in this respect. Following the replacement of the long-term bonus program for Juan Vallejo in 2005, to a pension scheme, the long-term incentive program with a single premium insurance is fully terminated. Please refer to further details above under section remuneration.

There is currently no long term incentive program in place for the President and CEO.

For five other members of the Group Management long-term incentive plans exist in which the maximum compensation is limited to two to three year's base salary. The compensation is based on the earnings development and other key ratios in the divisions for which the members are responsible. The long-term bonus plans includes financial years 2004 to 2006 and 2005 to 2007. Any payment will be received in 2007 or 2008 respectively. The 2005 provision for long-term bonus plans amounted MSEK 13.9. The accumulated provision for these plans amounts to MSEK 15.2 as per December 31, 2005. The provisions are the total cost for Securitas and include social security costs.

Convertible debenture loans

Securitas AB introduced in 2002 a global incentive program with a duration of five years, which was offered to almost all employees of the Securitas Group. In 2005 all members of the Group Management have accepted an offer to all members of the program, approved by the AGM on 7 April 2005, to sell their investment in Securitas Employee Convertible 2002 Holding S.A. prematurely for market value.

Group Management's holdings through acquisitions on the stock market or through acquisitions through convertible debenture loans are detailed in the table below.

Group Management's holdings of Securitas B-shares and shares in the incentive program[1]

	B-shares		Incentive program[2]	
	2005	2004	2005	2004
Thomas Berglund[3]	500,000	501,806	–	126,756
Håkan Winberg	745,000	525,000	–	126,756
Santiago Galaz[4]	175,000	175,000	–	126,756
Tore K. Nilsen	153,811	20,013	–	126,756
Dick Seger	89,224	28	–	126,756
Clas Thelin	139,198	50,000	–	–
Juan Vallejo	148,000	103,000	–	126,756

[1] Information refers to shareholdings as of 31 December 2005 and February 2005

[2] Referred in 2004 to the corresponding number of Series B-shares after full conversion of the convertible debenture loan 2002/2007 Series 1–4 based on holdings of shares in Securitas Employee Convertible 2002 Holding S.A. All members of the Group Management have accepted an offer to sell their investment prematurely for market value.

[3] In 2004 Thomas Berglund acquired 500,000 B-shares on the stock market and has made a commitment not to dispose of these shares earlier than 18 months after termination of employment and in any case not before June 30, 2007.

[4] A Securitas U.S. subsidiary has guaranteed a bank loan of MSEK 7.0 for the benefit of Santiago Galaz to finance part of his investment in Securitas B-shares. The guarantee was given in accordance with U.S. law.

NOTE 8 SEGMENT REPORTING

The Group's operations are divided into five divisions that provide the operational structure for internal controls, follow-ups and reporting. For both internal and external reporting, each division represent a primary segment. The split of Security Services into Security Services USA and Security Services Europe reflects both the internal operational structure as well as the differences between the risks and rates of return within the two segments. The secondary segments consist of the three main geographical areas in which the Group is active: Nordic region, Europe excluding Nordic region and USA. In addition to this the operations outside these regions are included in Rest of world. Security Services USA offers specialized services for permanent guarding and mobile services, special events, consulting and investigation. Operations are developed for small, medium and large regional customers, as well as nationwide and global customers. The organization is divided into 13 regions, 100 areas and 650 branch offices. Security Services Europe offers complete security solutions for both large and small customers. The business is divided into Permanent guarding, Transport aviation security, Mobile services and Alarm monitoring. The division operates in 19 countries with 145 areas and 895 local branches. Securitas Systems works with the integration of security systems and offers complete security solutions for customers with high security demands within market segments such as banking, industry and retail. Services are based on modern technology and concepts include access control, CCTV, intrusion and fire systems. The division operates in 12 countries in Europe and in the USA. Direct offers high security for homes and small businesses. It is a comprehensive service with 24-hour monitoring and intervention. The alarm product includes installation, secure transmission and advanced verification, and is designed for ease of use. The division currently operates in nine European countries. Cash Handling Services offers secure and efficient cash distribution, processing and recycling solutions for financial institutions, retailers and other commercial enterprises through an international network of 440 branch offices in ten European countries and in the USA. Other comprises the general administrative expenses and other expenses that arise at the consolidated level and relate to the Group as a whole. The geographical split represents various levels of market development in terms of wages, employee turnover, product mix, market growth and profitability. The total sales for the geographical split of sales are given by the location of the sales. The location of the sales in all material aspects corresponds to the location of the customers.

All segments follow the accounting principles presented in Note 1. The segment reporting follows the format of the Securitas' financial model since this is the basis for financial planning and reporting from Branch office level up to the Board of Directors. Acquisitions are for all material purchases broken down by division, and presented in the Financial overview under the heading Acquisitions and divestitures. Comparatives for 2004 have been adjusted to reflect the transfer of Canada and Mexico from Security Services Europe to Security Services USA, the transfer of operations within the third-party alarm monitoring from Securitas Systems and Direct to Security Services Europe as well as the transfer of Direct Switzerland to Other.

CONT. NOTE 8 SEGMENT REPORTING

Primary segments and divisional overview

Income

MSEK	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other		Eliminations[1]		Group	
	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Sales, external	21,616	20,017	24,757	23,084	5,331	4,327	2,701	2,144	11,566	10,073	43	42	[illegible]	[illegible]	66,014	59,687
Sales, intra-group	–	–	239	205	467	397	5	4	15	9	–	–	–726	–615	–	–
Total sales	**21,616**	**20,017**	**24,996**	**23,289**	**5,798**	**4,724**	**2,706**	**2,148**	**11,581**	**10,082**	**43**	**42**	**–726**	**–615**	**66,014**	**59,687**
Organic sales growth, %	*4*	*–2*	*5*	*4*	*6*	*1*	*23*	*28*	*2*	*5*	*–*	*–*	*–*	*–*	*5*	*3*
Operating income before amortization	1,080	982	1,873	1,849	669	554	258	201	680	714	–259	–274	–7	–	4,294	4,026
Operating margin, %	*5.0*	*4.9*	*7.5*	*7.9*	*11.5*	*11.7*	*9.5*	*9.4*	*5.9*	*7.1*	*–*	*–*	*–*	*–*	*6.5*	*6.7*
Amortization of acquisition related intangible fixed assets	–33	–34	–40	–26	–16	–9	–9	–6	–25	–25	0	0	–	–	–123	–100
Acquisition related restructuring costs	–	–1	–1	–21	–34	–3	–	–	0	–1	–	–	–	–	–35	–26
Operating income after amortization	1,047	947	1,832	1,802	619	542	249	195	655	688	–259	–274	–7	–	4,136	3,900
Financial income and expense	–	–	–	–	–	–	–	–	–	–	–487	–516	–	–	–487	–516
Share of income in associated companies	–	–	–	–	–	–	–	–	–	–	12	–	–	–	12	–
Income before taxes	–	–	–	–	–	–	–	–	–	–	[illegible]	[illegible]	[illegible]	–	3,661	3,384
Taxes	–	–	–	–	–	–	–	–	–	–	–950	–855	2	–	–948	–855
Net income for the year	–	–	–	–	–	–	–	–	–	–	–	–	–	–	**2,713**	**2,529**

Operating cash flow

MSEK	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other		Eliminations		Group	
	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Operating income before amortization	1,080	982	1,873	1,849	669	554	258	201	680	714	–259	–274	–7	–	4,294	4,026
Investment in fixed assets	–177	–123	–606	–629	–147	–118	–577	–443	–674	–644	–39	–13	–	–	–2,220	–1,970
Reversal of depreciation	161	104	584	526	123	106	316	236	733	614	32	27	–	–	1,949	1,613
Change in operating capital employed	–77	–145	65	–14	–182	128	–16	42	167	–187	85	137	7	–	49	–39
Cash flow from operating activities	**987**	**818**	**1,916**	**1,732**	**463**	**670**	**–19**	**36**	**906**	**497**	**–181**	**–123**	–	–	**4,072**	**3,630**
Cash flow from operating activities, %	*91*	*83*	*102*	*94*	*69*	*121*	*–7*	*18*	*133*	*70*	*70*	*45*	*–*	*–*	*95*	*90*

Capital employed and financing

MSEK	Security Services USA		Security Services Europe		Securitas Systems		Direct		Cash Handling Services		Other		Eliminations[1]		Group	
	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Operating fixed assets	740	543	2,108	1,978	355	312	815	843	2,843	2,887	112	147	–173	–187	6,798	6,523
Accounts receivable	3,463	2,680	4,229	3,710	1,471	1,117	234	232	1,330	1,287	5	6	–370	–204	10,362	8,828
Other assets	214	205	588	592	606	488	714	299	832	880	2,508	2,245	–249	–211	5,213	4,498
Other liabilities	3,078	2,490	5,492	4,688	1,533	1,342	660	543	2,589	2,333	1,626	2,314	–787	–602	14,191	13,108
Total operating capital employed	**1,339**	**938**	**1,431**	**1,592**	**899**	**575**	**1,103**	**831**	**2,416**	**2,721**	**999**	**84**	**–5**	–	**8,182**	**6,741**
Goodwill	6,873	5,831	5,587	4,962	2,424	1,936	51	13	2,848	2,551	9	9	–	–	17,792	15,302
Acquistion related intangible fixed assets	38	42	290	100	224	208	55	13	31	69	1	1	–	–	639	433
Shares in associated companies	–	–	–	–	–	–	–	–	–	–	179	–	–	–	179	–
Total capital employed	**8,250**	**6,811**	**7,308**	**6,654**	**3,547**	**2,719**	**1,209**	**857**	**5,295**	**5,341**	**1,188**	**94**	**–5**	–	**26,792**	**22,476**
Operating capital employed as % of sales	*6*	*5*	*6*	*7*	*15*	*11*	*41*	*39*	*21*	*24*	*–*	*–*	*–*	*–*	*12*	*11*
Return on capital employed, %	*13*	*14*	*26*	*28*	*19*	*20*	*21*	*24*	*13*	*13*	*–*	*–*	*–*	*–*	*16*	*18*
Net debt	–	–	–	–	–	–	–	–	–	–	11,945	10,633	–	–	11,945	10,633
Shareholders' equity	[illegible]	–	[illegible]	–	[illegible]	–	[illegible]	–	[illegible]	–	14,852	11,843	–5	–	14,847	11,843
Total financing	–	–	–	–	–	–	–	–	–	–	**26,797**	**22,476**	**–5**	–	**26,792**	**22,476**
Net debt equity ratio/multiple	[illegible]	–	[illegible]	–	[illegible]	–	[illegible]	–	[illegible]	–	–	–	–	–	*0.80*	*0.90*

[1] Eliminations shows the impact of eliminating internal profit relating to sales of alarm installations that are used in combi contracts. This elimination has in previous years not been disclosed separately.

Secondary segments and geographical information

MSEK	Total sales		Assets		Investments in fixed assets	
	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004	IFRS 2005	IFRS 2004
Nordic region	9,637	8,870	10,833	9,836	–715	–761
Europe excluding Nordic region	30,171	26,684	19,389	16,213	–1,132	–944
USA*	24,679	22,876	15,488	12,443	–356	–255
Rest of world	1,527	1,257	579	351	–17	–10
Group	**66,014**	**59,687**	**46,289**	**38,843**	**–2,220**	**–1,970**

NOTE 9 ALLOCATION OF REVENUE

Sales

The Group's revenue is generated from different kinds of security services and the sale of alarm products. The breakdown of sales by division is provided in Note 8, Segment reporting.

Financial income and expenses

Interest income and borrowing costs are accounted in the statement of income in the period to which they are attributable. Financial income and expenses are specified in Note 13.

NOTE 10 OPERATING EXPENSES

Income statement classified according to type of cost in summary

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Total sales	61,013.6	59,686.6	59,686.6
Salaries (Note 11)	–38,422.3	–32,071.3	–32,071.3
Social benefits (Note 11)	–9,314.9	–8,132.3	–8,132.3
Depreciation and amortization (Note 12, 16, 17, 18, 19)	–2,042.3	–1,712.6	–2,794.8
Bad debt losses (Note 24)	–119.0	–93.9	–93.9
Other operating expenses	–11,979.1	–13,776.2	–13,749.7
Total operating expenses	**–56,877.6**	**–55,786.3**	**–56,842.0**
Operating income	**4,136.0**	**3,900.3**	**2,844.6**

Audit fees and reimbursements

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
PricewaterhouseCoopers			
– audit assignments	46.7	41.5	41.5
– other assignments[1]	47.3	62.7	62.7
Total PricewaterhouseCoopers	**94.0**	**104.2**	**104.2**
Other auditors			
– audit assignments	5.5	6.4	6.4
Total	**99.5**	**110.6**	**110.6**

[1] Other assignments by PricewaterhouseCoopers includes fees for audit related advice on accounting including IFRS, IT, tax, acquisitions and treasury matters.

Operating leasing contracts and rental contracts

Fees paid during the year for operating leases for buildings, vehicles and machinery and equipment amounted to MSEK 1,022.0 (893.5 and 893.5). The nominal value of contractual future leasing fees is distributed as follows:

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Maturity < 1 year	1,031.0	792.5	792.5
Maturity 1–5 years	2,585.8	1,924.6	1,924.6
Maturity > 5 years	362.2	1,715.5	1,715.5

Exchange rate differences, net[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Exchange rate differences included in Operating income amounted to:	0.4	–0.8	–0.8

[1] Exchange rate differences included in financial items are reported in Note 13.

NOTE 11 PERSONNEL

Average number of yearly employees; distribution between women and men

	Women			Men			Total		
	IFRS 2005	IFRS 2004	Swedish GAAP 2004	IFRS 2005	IFRS 2004	Swedish GAAP 2004	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Nordic region	4,130	3,643	3,643	11,358	10,797	10,797	15,488	14,440	14,440
Europe excl. Nordic region	17,740	16,380	16,380	69,123	65,835	65,835	86,863	82,215	82,215
USA	25,272	25,554	25,554	76,056	73,371	73,371	101,328	98,925	98,925
Rest of world	1,354	1,108	1,108	11,954	9,465	9,465	13,308	10,573	10,573
Total	**48,496**	**46,685**	**46,685**	**168,491**	**159,468**	**159,468**	**216,987**	**206,153**	**206,153**

In 2005, the number of Board members and Presidents were 197 (203 and 203), of which 17 (13 and 13) were women.

Staff costs for board of directors and presidents

MSEK	IFRS 2005			IFRS 2004			Swedish GAAP 2004			Of which bonuses		
	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Nordic region	52.6	21.3	(5.5)	51.8	19.9	(6.3)	51.8	19.9	(6.3)	16.0	13.6	13.6
Europe excl. Nordic region	112.6	21.7	(4.1)	107.2	20.1	(3.3)	107.2	20.1	(3.3)	31.3	29.7	29.7
USA	99.0	19.1	(9.5)	53.9	13.1	(7.5)	53.9	13.1	(7.5)	36.6	9.7	9.7
Rest of world	7.1	1.2	(0.2)	4.3	0.8	(0.3)	4.3	0.8	(0.3)	1.2	1.4	1.4
Total	**271.3**	**63.3**	**(19.3)**	**217.2**	**53.9**	**(17.4)**	**217.2**	**53.9**	**(17.4)**	**85.1**	**54.4**	**54.4**

Staff costs for other employees

MSEK	IFRS 2005			IFRS 2004			Swedish GAAP 2004		
	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)
Nordic region	4,464.9	1,251.5	(274.7)	3,942.1	1,180.0	(236.9)	3,942.1	1,180.0	(236.9)
Europe excl. Nordic region	14,517.9	4,867.9	(236.0)	12,655.1	4,347.0	(174.3)	12,655.1	4,347.0	(174.3)
USA	17,987.8	2,876.6	(–5.2)	14,415.1	2,367.9	(2.4)	14,415.1	2,367.9	(2.4)
Rest of world	1,180.4	255.6	(9.7)	841.8	183.5	(4.8)	841.8	183.5	(4.8)
Total	**38,151.0**	**9,251.6**	**(515.2)**	**31,854.1**	**8,078.4**	**(418.4)**	**31,854.1**	**8,078.4**	**(418.4)**

Total staff costs: board of directors, presidents and other employees

MSEK	IFRS 2005			IFRS 2004			Swedish GAAP 2004		
	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)
Nordic region	4,517.5	1,272.8	(280.2)	3,993.9	1,199.9	(243.2)	3,993.9	1,199.9	(243.2)
Europe excl. Nordic region	14,630.5	4,889.6	(240.1)	12,762.3	4,367.1	(177.6)	12,762.3	4,367.1	(177.6)
USA	18,086.8	2,895.7	(4.3)	14,469.0	2,381.0	(9.9)	14,469.0	2,381.0	(9.9)
Rest of world	1,187.5	256.8	(9.9)	846.1	184.3	(5.1)	846.1	184.3	(5.1)
Total	**38,422.3**	**9,314.9**	**(534.5)**	**32,071.3**	**8,132.3**	**(435.8)**	**32,071.3**	**8,132.3**	**(435.8)**

A complete list of the average number of yearly employees and salary costs by country is reported in the annual report submitted to the Swedish Patent and Registration Office.
Further information regarding the Group's pensions and other long-term employee benefits can be found in Note 31.

NOTE 12 DEPRECIATION AND AMORTIZATION

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Other intangible fixed assets	87.6	73.0	105.1
Buildings	44.1	40.7	40.7
Machinery and equipment	1,788.1	1,499.3	1,499.3
Total depreciation and amortization	**1,919.8**	**1,613.0**	**1,645.1**

In addition to amortization of intangible and tangible assets fixed assets according to above, the consolidated statement of cash flow includes an additional MSEK 26.8 relating to the expensing of capitalized commission fees that are included on the line depreciation.

Depreciation and amortization for the year is distributed in the statement of income as per below:

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Production expenses	1,399.3	1,098.3	1,102.4
Selling and administrative expenses	520.5	514.7	542.7
Total depreciation and amortization	**1,919.8**	**1,613.0**	**1,645.1**

Amortization of goodwill for 2004 according to Swedish GAAP is provided in Note 16. Amortization of acquisition related intangible fixed assets is provided in Note 17.

NOTE 13 FINANCE NET

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Interest income	277.6	189.5	189.5
Exchange rate differences, net[1]	4.3	-	-
Revaluation of financial instruments (IAS 39)	36.2	-	-
Financial income	**318.1**	**189.5**	**189.5**

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Interest expense[2]	-756.5	-648.4	-623.8
Exchange rate differences, net[1]	-	-2.9	-2.9
Securitization costs[2]	-	-	-24.6
Other items, net	-48.5	-54.8	-54.8
Financial expenses	**-805.0**	**-706.1**	**-706.1**
Share in income of associated companies[3]	**11.8**	-	-
Finance net	**-475.1**	**-516.6**	**-516.6**
Of which revaluations estimated with the use of valuation methods	36.2	-	-

[1] Exchange rate differences included in operating income are reported in Note 10.
[2] According to IFRS interest expenses include MSEK -24.6 which according to Swedish GAAP had been classified as Securitization costs.
[3] Share in income of associated companies refers to Securitas Employee Convertible 2002 S.A. For further information, refer to Note 20.

NOTE 14 TAXES

Statement of income
Tax expense

MSEK	IFRS 2005	%	IFRS 2004	%	Swedish GAAP 2004	%
Tax on income before taxes						
– current taxes	-934.2	-25.5	-795.0	-23.5	-795.0	-34.1
– deferred taxes	-14.1	-0.4	-60.2	-1.8	-65.4	-2.9
Total tax expense	**-948.3**	**-25.9**	**-855.2**	**-25.3**	**-860.4**	**-37.0**

The Swedish corporate tax rate was 28 percent in 2005 and 2004. The total tax rate on income before taxes was 25.9 percent (25.3 and 37.0).

Difference between statutory Swedish tax rate and actual tax expense for the Group

MSEK	IFRS 2005	%	IFRS 2004	%	Swedish GAAP 2004	%
Tax based on Swedish tax rate	-1,025	-28.0	-947	-28.0	-652	-28.0
Difference between tax rate in Sweden and weighted tax rates for foreign subsidiaries	132	3.6	80	2.4	80	3.4
Amortization of goodwill, non-deductible	-	-	-	-	-304	-13.1
Tax related to previous years	-29	-0.6	19	0.5	19	0.8
Other non-deductible/tax exempt, net	-26	-0.9	-7	-0.2	-3	-0.1
Actual tax charge	**-948**	**-25.9**	**-855**	**-25.3**	**-860**	**-37.0**

Provisions have been allocated in the Group for estimated taxes on expected dividends from subsidiaries to the Parent Company in the subsequent year. No allocations have been made for tax expenses that may arise from the distribution of the remaining disposable income in subsidiaries and are estimated at MSEK 9 (Canada).

Balance sheet
Deferred tax assets and deferred tax liabilities were attributable to:

Deferred tax assets	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Pension provisions and staff-related liabilities	549.9	441.4	441.4
Liability insurance-related claims reserves	51.1	41.7	41.7
Tax loss carryforwards	665.3	406.3	406.3
Tax-deductible goodwill	243.9	246.2	246.2
Machinery and equipment	7.9	30.6	30.6
Other temporary differences	303.7	275.4	276.0
Total deferred tax assets	**1,821.8**	**1,441.6**	**1,442.2**
Net accounting[1]	**-221.6**	-	-
Total deferred tax assets according to balance sheet	**1,600.2**	**1,441.6**	**1,442.2**

Deferred tax liabilities	2005	2004	2004
Pension provisions and staff-related liabilities	47.1	24.5	24.5
Acquisition related intangible fixed assets	103.4	66.1	-
Machinery and equipment	204.4	112.2	112.2
Other temporary differences	294.4	272.1	272.1
Total deferred tax liabilities	**649.3**	**474.9**	**408.8**
Net accounting[1]	**-221.6**	-	-
Total deferred tax liabilities according to balance sheet	**427.7**	**474.9**	**408.8**
Deferred tax assets/liabilities, net	**1,172.5**	**966.7**	**1,033.4**

Current tax assets/liabilities	2005	2004	2004
Current tax assets	307.6	266.9	266.9
Current tax liabilities	622.7	818.4	818.4
Current tax assets/liabilities, net	**-315.1**	**-551.5**	**-551.5**

Changes in deferred taxes between 2004 and 2005 are explained by items recognized in the statement of income and exchange rate differences.
There are no unrecognized temporary differences related to associated companies or joint ventures.
Long-term items except deferred taxes are reported in Note 32.
[1] Deferred tax assets and liabilities are since 2005 reported in the balance sheet partly on a net basis after considering the set-off possibilities.

Tax loss carryforwards
Subsidiaries in Sweden and primarily in Germany, Denmark and UK had tax loss carryforwards of MSEK 2,120 (1,211 and 1,211) at December 31, 2005. These tax loss carryforwards expire as follows.

Tax loss carryforwards	
2006	8
2010	2
Unlimited duration	2,110
Total tax loss carryforwards	**2,120**

On December 31, 2005, the total tax loss carryforwards generated deferred tax assets of MSEK 665 (406 and 406). The tax loss carryforwards can be utilized to reduce future taxable income. Their future utilization does not mean a lower tax charge for the Group.

Deferred tax effects on items posted directly to shareholders' equity
Deferred tax effects on items posted directly to shareholders' equity amount to MSEK 213 (69 and 69).

NOTE 15 ACQUISITIONS AND DIVESTMENTS OF SUBSIDIARIES AND IMPAIRMENT TESTING

Acquisitions and divestments of subsidiaries

Acquisition calculations can be subject to final adjustments up to one year after the date of acquisition.

MSEK	Purchase price[1]	Acquired net debt	Enterprise value[2]	Goodwill[3]	Acquisition related intangible fixed assets	Operating capital employed	Adjustment capital loss	Total capital employed
BDM, Switzerland	–42.8	20.5	–22.3	–22.0	–2.9	2.6	–	–22.3
Alert Services Holding, Belgium	–451.5	–	–451.5	–342.0	–140.0	30.5	–	–451.5
ESES, Spain	–27.4	–	–27.4	–2.9	–6.0	–18.5	–	–27.4
Wornall Electronics Inc., USA	–1.1	–5.8	–6.9	–10.9	–	4.0	–	–6.9
Bell, UK	–	–	–	–63.0	–	63.0	–	–
Hamilton Pacific L.P., USA	–280.9	1.5	–279.4	–239.9	–9.9	–29.6	–	–279.4
AIPAA, Argentina	–17.3	2.5	–14.8	–	–11.8	–3.0	–	–14.8
Black Star, Spain	–235.7	7.2	–228.5	–85.6	–76.0	–66.9	–	–228.5
Cash Handling Services, Eastern Europe	77.4	11.5	88.9	8.9	–	89.0	–9.0	88.9
Cash Handling Services, Germany	27.9	–8.4	19.5	96.3	25.5	48.3	–150.6	19.5
Other acquisitions and adjustments[4]	13.3	4.5	17.8	135.7	–37.9	–80.0	–	17.8
Total acquisitions and divestitures	**–938.1**	**33.5**	**–904.6**	**–525.4**	**–259.0**	**39.4**	**–159.6**	**–904.6**
Liquid assets according to acquisition analyses	38.3							
Total effect on the Group's liquid assets	**–899.8**							

[1] Price paid to seller.
[2] Purchase price plus acquired net debt.
[3] Total increase in consolidated goodwill.
[4] Securitconsult, Switzerland, Francoval-Sofigom, France, TCV Image & Control, Spain, Irmas B.V., the Netherlands, FSI Beveiliging, the Netherlands, contract portfolios, Services USA and Services Europe, adjustment of goodwill (Burns), USA, divestment of Globe, USA.

In the statement of cash flow the line Acquisition of subsidiaries amount to MSEK –1,174.9. The item consists of:

MSEK	
Purchase price according to the table above	–938.1
Assumed net debt according to the table above	33.5
Payment of tax booked as a provision in connection with the acquisition of Burns	–270.3
Total acquisitions of subsidiaries according to the statement of cash flow	**–1,174.9**

Acquisitions

BDM, Switzerland

In January 2005 Securitas acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, had at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MCHF 4.2 (MSEK 24). The acquisition is included in the Securitas Group as from January 1, 2005 with an enterprise value of MCHF 3.8 (MSEK 23). The acquisition will significantly strengthen the installation and alarm monitoring capabilities of Securitas' operations in Switzerland.

Alert Services Holding, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 452). Through this third step, Securitas acquired the remaining 28 percent of the shares in ASH. This completed the Belgacom transaction that has strengthened Securitas small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) and with 91,000 alarm connections in the Benelux area.

Acquisition of minority interest in Alert Services Holding
Acquisition calculation per January 14.

MSEK	Purchase price allocation
Other liabilities[1]	48.4
Total operating capital employed	**–48.4**
Goodwill from the acquisition	342.0
Other acquisition related intangible fixed assets	140.0
Total capital employed	**433.6**
Minority interest	17.9
Purchase price[2]	**451.5**

[1] Refers to deferred tax calculated on Other acquisition related intangible fixed assets.
[2] No acquisition costs have been paid in connection with the acquisition of the minority interest.

Alert Services Holding is included in the Securitas Group as from March 1, 2002.
The impact on the Group's liquid assets correspond to the purchase price paid.

ESES, Spain

In February, Securitas Systems in Spain acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad S.A.) with nationwide installation and servicing of security systems in Spain. The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MEUR 8 (MSEK 73) in 2005. The operations have 130 employees and the enterprise value of the acquisition is MEUR 3.0 (MSEK 27). The service and monitoring contract portfolio accounts for 25 percent of total sales.

Acquisition related restructuring costs has amounted to MEUR –1.7 (MSEK –16) for ESES as per December 31 2005.

After the acquisition Securitas Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Securitas Systems to increase its presence in different market segments and thus broaden the offer of specialized products and services to its customers.

Wornall Electronics Inc., USA

In April 2005, Securitas Systems in the USA acquired Wornall Electronics Inc., the market leader in Kansas City. Wornall installs and services security systems in the Kansas City and New Jersey markets. The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MUSD 5 (MSEK 35) in 2005 and 27 employees. The enterprise value of the acquisitions amounts to MUSD 1 (MSEK 7).

This acquisition allows Securitas Systems to establish a strong local market presence in Kansas City and New Jersey. The New Jersey operation has the capacity to service the metro New York City market. These two operations will give Securitas Systems access to new markets and increase the footprint to further support the national customer market segment in the USA.

Bell, UK

A fair value adjustment regarding Bell Tech Australia, which is treated as an asset held for sale and not consolidated, has increased goodwill for the remaining operations of Bell with MSEK 62. Bell Tech Australia has been treated as an asset held for sale from the time of the acquisition of Bell and it has been the management's intention to dispose of Bell Tech Australia since this time. Bell Tech Australia is carried at fair value less costs to sell and is valued at MSEK 0. Share options in Bell UK exercised during 2005 has increased goodwill with a further MSEK 1, bringing the total increase in goodwill to MSEK 63. These are the final adjustments to the Bell acquisition calculation.

CONT. NOTE 15 ACQUISITIONS AND DIVESTMENTS OF SUBSIDIARIES AND IMPAIRMENT TESTING

Hamilton Pacific, USA

On October 7, Securitas Systems in the USA acquired Hamilton Pacific L.P., Pasadena, CA. Hamilton Pacific is one of the leading providers of security solutions to banks and financial institutions in the USA. It has a leading position in California with 15 additional locations throughout the USA serving up to 22 states. Hamilton Pacific is providing electronic security systems, bank security equipment, vaults and ATMs to many of the major financial institutions. The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MUSD 46 (MSEK 366) with an employee base of 225. The company is profitable and has contributed positively to the result before tax of the Securitas Group in 2005. The enterprise value of the acquisition is MUSD 35 (MSEK 279), goodwill from the acquisition is MUSD 30 (MSEK 240) and acquisition related restructuring costs are estimated to MUSD 1 (MSEK 8).

The acquisition establishes Securitas Systems in the USA not only as a provider of security solutions for large and medium sized financial offices like headquarters and regional offices, but also as a provider of security solutions and services for their branch networks throughout major parts of the USA. This acquisition thereby becomes an important part in the Securitas Systems U.S. strategy to specialize operations. This is comparable to the situation in Europe where Securitas Systems is the leading provider to the financial sector in some of the larger countries as well as in the Nordic region. After the acquisition Securitas Systems will have sales of MUSD 110 (MSEK 847) in the USA.

Acquisition of the business in Hamilton Pacific L.P.
Balance Sheet in summary at the time of purchase October 7.

MSEK	Book value acquisition balance	Fair value adjustment and purchase price alloc.	Fair value acquisition balance
Operating fixed assets	7.1	–	7.1
Accounts receivable	63.3	-3.1	60.2
Other assets	24.9	-9.6	15.3
Other liabilities	51.4	1.6	53.0
Total operating capital employed	**43.9**	**-14.3**	**29.6**
Goodwill from the acquisition	–	239.9	239.9
Other acquisition related intangible fixed assets	–	9.9	9.9
Total capital employed	**43.9**	**235.5**	**279.4**
Net debt	1.5	–	1.5
Total acquired net assets	**45.4**	**235.5**	**280.9**
Purchase price[1]	–	–	-280.9
Liquid assets according to acquisition calculations	–	–	1.5
Total impact on the Group's liquid assets	–	–	**-279.4**

[1]Whereof acquisition costs of MSEK 3.9.

The acquisition of Hamilton Pacific L.P. relates to the business and certain assets and liabilities.
The acquisition has contributed to Total sales with MSEK 107.5 and to Net income for the year with MSEK 3.3.
The acquisition whould, if it had been consolidated from January 1, 2005, have contributed to Total sales with MSEK 349.5 and to Net income for the year with MSEK 9.6.

AIPAA, Argentina

In November 2005 Securitas acquired AIPAA in Argentina. The company is a high quality provider of guard services in the Buenos Aires region and had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MARS 22 (MSEK 52) and 1,000 employees. The enterprise value of the acquisition is MARS 6 (MSEK 15).

After the acquisition Securitas has annual sales of MARS 108 (MSEK 281) and 3,700 employees in Argentina.

Black Star, Spain

In December 2005 Securitas acquired Black Star in Spain, which is the leading private security company in the Andalucia region. With the acquisition, Securitas is strengthening its position in the provinces of Andalucia, as well as in Madrid, Barcelona and Murcia.

The company had, at the time of the acquisition, forecasted annual sales at the prevailing rate of exchange of MEUR 49 (MSEK 462) in 2005 with approximately 2,000 employees. The enterprise value of the acquisition is MEUR 24 (MSEK 229) and will be included in Securitas from December 15, 2005.

After the acquisition Securitas in Spain will have sales of MEUR 440 (MSEK 4,150) within the guarding operation. Total sales for all Securitas activities in Spain will be MEUR 760 (MSEK 7,170) with more than 20,000 employees.

Acquisition of Black Star.
Balance Sheet in summary at the time of purchase December 15.

MSEK	Book value acquisition balance	Fair value adjustment and purchase price alloc.	Fair value acquisition balance
Operating fixed assets	4.8	–	4.8
Accounts receivable	144.7	–	144.7
Other assets	10.9	–	10.9
Other liabilities	66.1	26.6	92.7
Total operating capital employed	**94.3**	**-26.6**	**67.7**
Goodwill from the acquisition	–	85.6	85.6
Other acquisition related intangible fixed assets	–	76.0	76.0
Total capital employed	**94.3**	**135.0**	**229.3**
Net debt	7.2	–	7.2
Total acquired net assets	**101.5**	**135.0**	**236.5**
Purchase price[1]	–	–	-236.5
Liquid assets according to acquisition calculations	–	–	10.7
Total impact on the Group's liquid assets	–	–	**-225.8**

[1]Whereof acquisition costs of MSEK 1.1.

The acquisition of Black Star was of all shares in the company.
The acquisition has contributed to Total sales with MSEK 20.3 and to Net income for the year with MSEK 0.6.
The acquisition whould, if it had been consolidated from January 1, 2005, have contributed to Total sales with MSEK 483.4 and to Net income for the year with MSEK 21.6.

Divestments

Divestment of Cash Handling Services in Eastern Europe

Securitas has divested its cash handling services operations in Poland, Hungary and the Czech Republic to Brinks Inc., representing annual sales of MSEK 177. The disposal has impacted the net debt positively by MSEK 89. The operating income in the divested units has had no material impact on Group operating income. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business.

Securitas remains active in the guarding business in Poland, Hungary and the Czech Republic, which represents annual sales of MSEK 340. The capital loss from the divestment amounts to MSEK –10.

Divestment of Cash Handling Services in Germany

In November 2005, Securitas divested its German cash handling operation to the German company Heros. Securitas main activity in Germany, which is not affected by the agreement, is security services and security systems with total sales 2005 of MEUR 430 (MSEK 4,100).

Securitas entered the German cash handling market through the acquisition of Protectas in 1992. The German cash handling operation has total sales of MEUR 62 (MSEK 590) and has never reached sufficient size or profitability.

After the divestment Securitas Cash Handling Services has total annual sales of MSEK 11,000 and activities in 10 countries in Europe and in USA.

The transaction resulted in a net capital loss of MEUR –16 (MSEK –151). This excludes the operating loss for Cash Handling Services activities in Germany which was MEUR –6 (MSEK –60) in 2005.

Divestment of remaining Globe activities in the USA

In December 2005 Securitas divested its airport security operations in the USA, representing annual sales of MUSD 55 (MSEK 426). Globe was divested in order to exit a non-core business within Security Services USA that has been slowed by the federalization of pre-board passenger screening and prohibitive cost structures. The operating income from U.S. airport security operations has had no material impact on Group operating income.

Impairment testing

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU), that is, per country in a division.

Goodwill is distributed, according to this allocation, summarized per segment according to the following:

MSEK	2005	2004
Security Services USA	6,872.7	5,831.1
Security Services Europe	5,587.2	4,961.7
Securitas Systems	2,424.0	1,936.5
Direct	50.8	12.9
Cash Handling Services	2,848.4	2,550.7
Other	9.3	9.0
Total goodwill	**17,792.4**	**15,301.9**

Goodwill is tested on an annual basis for possible impairment. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is measured as expected future discounted cash flows.

The cash flows have been based on financial plans that have been established by Group Management and that have been approved by the Board of Directors and that normally cover a period of five years.

Cash flows beyond this point have been extrapolated using an estimated growth rate. For Securitas Systems, Direct and Cash Handling Services, this growth rate is estimated to be somewhat higher than for Security Services USA and Security Services Europe.

The calculation of value in use necessitates that a number of assumptions and estimates are made. The main assumptions concern the organic sales growth, the development of the operating margin and the necessary operating capital employed requirement as well as the relevant Weighted Average Cost of Capital (WACC) rate used to discount future cash flows.

The assumptions and estimates that has formed the base for the impairment testing is shown in summary per segment according to the follwing:

	Estimated growth rate beyond forecasted period, %	WACC, %
Security Services USA (including Canada and Mexico)	2.0	8.9–13.1
Security Services Europe	2.0	7.5–13.8
Securitas Systems	2.5	8.4–9.2
Direct	3.0	7.4–8.7
Cash Handling Services	2.5	7.4–9.2

The impairment testing of all Cash Generating Units took place during the third quarter 2005.

The result of the impairment testing for goodwill showed that there is no impairment for goodwill. Consequently no impairment losses have been recognized regarding goodwill.

NOTE 16 GOODWILL

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance	15,301.9	14,660.2	19,744.5
Capital expenditures	630.6	1,621.5	1,815.2
Divestitures	–105.2	–12.4	–12.4
Opening amortization	–	–	–4,966.7
Amortization for the year	–	–	–1,149.7
Translation difference	1,965.1	–967.4	–922.6
Total Goodwill	**17,792.4**	**15,301.9**	**14,508.3**

NOTE 17 ACQUISITION RELATED INTANGIBLE FIXED ASSETS[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance	529.8	307.6	–
Capital expenditures	285.0	244.2	–
Divestitures	–48.5	–	–
Translation difference	84.3	–22.0	–
Closing accumulated balance	**850.6**	**529.8**	**–**
Opening amortization	–96.6	–	–
Divestitures	22.5	–	–
Amortization for the year	–122.5	–99.6	–
Translation difference	–15.5	3.0	–
Closing accumulated amortization	**–212.1**	**–96.6**	**–**
Closing residual value	**638.5**	**433.2**	**–**

[1] The balance consists mainly of contract portfolios and related customer relations.

NOTE 18 OTHER INTANGIBLE FIXED ASSETS[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance	450.0	318.2	588.8
Capital expenditures	110.1	101.6	110.3
Sales/disposals	–34.4	–26.7	–26.7
Reclassification	–	65.2	65.2
Translation difference	92.0	–8.3	–10.2
Closing accumulated balance	**617.7**	**450.0**	**727.4**
Opening amortization	–181.4	–123.5	–204.1
Sales/disposals	23.0	26.2	26.2
Reclassification	–	–18.8	–18.8
Amortization for the year	–87.6	–73.0	–105.1
Translation difference	–58.4	7.7	6.3
Closing accumulated amortization	**–304.4**	**–181.4**	**–295.5**
Closing residual value	**313.3**	**268.6**	**431.9**

[1] The balance consists mainly of software licences with a closing residual value of MSEK 239.5 (198.5 and 198.5) and of renting rights and other similar rights with a closing residual value of MSEK 36.4 (28.7 and 28.7). Under Swedish GAAP in 2004 certain contract portfolios that were reclassified to acquisition related intangible fixed assets as well as other intangible fixed assets that were reclassified to goodwill were also included. For further information, refer to Note 37.

NOTE 19 TANGIBLE FIXED ASSETS

	Buildings and land[1,3]			Machinery and equipment[2,3]		
MSEK	IFRS 2005	IFRS 2004	Tidigare principer 2004	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance	1,369.6	1,324.1	1,324.1	10,431.0	8,837.3	8,837.3
Capital expenditures	32.3	156.4	156.4	1,888.4	2,394.1	2,394.1
Sales/disposals	–127.5	–37.1	–37.1	–1,204.9	–535.0	–535.0
Reclassification	–27.7	–51.9	–51.9	27.7	–88.8	–88.8
Translation difference	89.1	–21.9	–21.9	764.9	–176.6	–176.6
Closing accumulated balance	**1,335.8**	**1,369.6**	**1,369.6**	**11,907.1**	**10,431.0**	**10,431.0**
Opening depreciation	–326.4	–335.4	–335.4	–5,654.2	–4,757.0	–4,757.0
Sales/disposals	24.3	26.0	26.0	946.7	392.8	392.8
Reclassification	–0.4	15.0	15.0	0.4	79.3	79.3
Depreciation for the year	–44.1	–40.7	–40.7	–1,788.1	–1,499.3	–1,499.3
Translation difference	–23.5	8.7	8.7	–436.1	130.0	130.0
Closing accumulated depreciation	**–370.1**	**–326.4**	**–326.4**	**–6,931.3**	**–5,654.2**	**–5,654.2**
Closing residual value	**965.7**	**1,043.2**	**1,043.2**	**4,975.8**	**4,776.8**	**4,776.8**
Tax assessment value of properties in Sweden	–	–	–			

[1] The closing residual value of land included in Buildings and land above was MSEK 123.8 (126.1 and 126.1).

[2] Machinery and equipment comprises vehicles, equipment, security equipment (including alarm systems) and IT and telecom equipment.

[3] Whereof closing residual value under finance leases in 2005 for Buildings and land MSEK 122.2 (122.1 and 122.1) and Machinery and equipment MSEK 343.5 (376.4 and 376.4).

NOTE 20 SHARES IN ASSOCIATED COMPANIES

Holdings 2005

Company	Domicile	Share of equity, %	Book value
Securitas Employee Convertible 2002 Holding S.A.	Luxembourg	43.1	178.6
Total shares in associated companies	–	–	178.6
Opening balance	–	–	–
Purchase price	–	–	163.8
Reversal of negative goodwill	–	–	11.3
Share of income in associated company	–	–	0.5
Translation differences	–	–	3.0
Closing balance	–	–	178.6

After reversing the negative goodwill there is no difference between the book value of the Group and the Group's share of the associated company's equity.

NOTE 21 INTEREST-BEARING FINANCIAL FIXED ASSETS

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Derivatives with positive fair value, long-term[1]	1,117.2	–	–
Other items	49.6	138.2	138.2
Total interest-bearing financial fixed assets	1,166.8	138.2	138.2

[1] For further information regarding financial instruments, refer to Note 5.

NOTE 22 OTHER LONG-TERM RECEIVABLES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Pension balances, defined benefit plans[1]	113.8	70.6	70.6
Pension balances, defined contribution plans[2]	41.0	–	–
Receivable for Group Management bonus[3]	–	48.9	48.9
Other long-term receivables	388.3	314.5	314.5
Total other long-term receivables	543.1	434.0	434.0

[1] Pension balances refer to assets related to pensions and other long-term employees benefit plans. For further information, refer to Note 31.
[2] Refers to assets relating to a insured pension plan excluding social benefits. For further information, refer to Note 7.
[3] The receivable for Group Management bonus refers to insurance taken out when the bonus program for Group Management was terminated in 1999, at which time the balance was transferred to this single-premium policy. For further information, refer to Note 7.

NOTE 23 INVENTORIES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Material and consumables	496.5	413.2	413.2
Work in progress	257.4	177.7	177.7
Advance payments to suppliers	23.6	17.7	17.7
Total inventories	777.5	608.6	608.6

NOTE 24 ACCOUNTS RECEIVABLE

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Account receivable before deduction of provisions for bad debt losses	10,790.4	9,245.3	7,696.3
Provisions for bad debt losses[1]	–427.9	–417.3	–417.3
Total account receivable	10,362.5	8,828.0	7,279.0

[1] The bad debt losses for the year amounted to MSEK 119.0 (93.8 and 93.8).

NOTE 25 OTHER CURRENT RECEIVABLES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Current tax assets	307.6	266.9	266.9
Prepaid expenses and accrued income	1,150.5	860.0	860.0
Accrued interest income and prepaid financial expenses	528.1	506.6	506.6
Insurance-related receivables[1]	450.6	600.2	600.2
Receivable for Group Management bonus[2]	–	14.5	14.5
Other items	398.1	200.0	200.0
Total other current receivables	2,834.9	2,448.2	2,448.2

[1] Insurance-related receivables in 2005 includes MSEK 375.4 (366.4 and 366.4) relating to the WELO-project in Cash Handling Services Germany. The receivable has in connection with the disposal been taken over by another company within Cash Handling Services.
[2] The receivable for Group Management bonus refers to insurance taken out when the bonus program for Group Management was terminated in 1999, at which time the balance was transferred to this single-premium policy. For further information, refer to Note 7.

NOTE 26 OTHER INTEREST-BEARING CURRENT ASSETS

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Derivatives with positive fair value, short-term[1]	668.5	–	–
Total other interest-bearing current assets	668.5	–	–

[1] For further information regarding financial instruments, refer to Note 5.

NOTE 27 LIQUID ASSETS[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Short-term investments[2]	2,115.5	2,192.1	2,192.1
Cash and bank deposits[3]	1,355.3	928.3	928.3
Total liquid assets	3,470.8	3,120.4	3,120.4

[1] Liquid assets include Short-term investments with a maximum duration of 90 days and Cash and bank deposits.
[2] Short-term investments refer to fixed interest rate bank deposits.
[3] The net position in Group country cash-pool accounts is reported as Cash and bank deposits where netting reflects the legal structure of the arrangement.

NOTE 28 CHANGES IN SHAREHOLDERS' EQUITY

MSEK	Shareholders' equity attributable to equity holders of the Parent Company							Minority interest	Total
	Share capital	Legal reserve	Premium reserve	Hedging reserve	Translation reserve	Retained earnings	Total		
Opening balance 2004 according to IFRS	**365.1**	**695.2**	**6,667.4**	**–**	**–**	**2,966.8**	**10,694.5**	**15.6**	**10,710.1**
Net investment hedges	–	–	–	–	163.8	–	163.8	–	163.8
Translations differences	–	–	–	–	–829.7	–	–829.7	0.3	–829.4
Net income/expenses recognized directly in equity	**–**	**–**	**–**	**–**	**–665.9**	**–**	**–665.9**	**0.3**	**–665.6**
Net income for the year	–	–	–	–	–	2,527.8	2,527.8	0.7	2,528.5
Total change excluding transactions with equity holders	**–**	**–**	**–**	**–**	**–665.9**	**2,527.8**	**1,861.9**	**1.0**	**1,862.9**
Dividend paid to shareholders of the Parent Company	–	–	–	–	–	–730.1	–730.1	–	–730.1
Opening balance 2005	**365.1**	**695.2**	**6,667.4**	**–**	**–665.9**	**4,764.5**	**11,826.3**	**16.6**	**11,842.9**
Effect of change in accounting principle IAS 39	–	–	–	–	–	–2.7	–2.7	–	–2.7
Opening balance 2005 adjusted in accordance with new princple	**365.1**	**695.2**	**6,667.4**	**–**	**–665.9**	**4,761.8**	**11,823.6**	**16.6**	**11,840.2**
Transfer of opening balance Premium reserve	–	6,667.4	–6,667.4	–	–	–	–	–	–
Cash flow hedges net of tax	–	–	–	15.6	–	–	15.6	–	15.6
Tax relating to cash flow hedges	–	–	–	–4.4	–	–	–4.4	–	–4.4
Net investments hedges	–	–	–	–	–544.6	–	–544.6	–	–544.6
Translations differences	–	–	–	–	1,939.2	–	1,939.2	1.3	1,940.5
Net income/expenses recognized directly in equity	**–**	**–**	**–**	**11.2**	**1,394.6**	**–**	**1,405.8**	**1.3**	**1,407.1**
Net income for the year	–	–	–	–	–	2,711.1	2,711.1	1.5	2,712.6
Total change excluding transactions with equity holders	**–**	**6,667.4**	**–6,667.4**	**11.2**	**1,394.6**	**2,711.1**	**4,116.9**	**2.8**	**4,119.7**
Acquistion of minority interests	–	–	–	–	–	–	–	–17.9	–17.9
Dividend paid to shareholders of the Parent Company	–	–	–	–	–	–1,095.2	–1,095.2	–	–1,095.2
Closing balance 2005	**365.1**	**7,362.6**	**–**	**11.2**	**728.7**	**6,377.7**	**14,845.3**	**1.5**	**14,846.8**

Number of shares outstanding December 31, 2005		MSEK
Series A	17,142,600 each with a par value of SEK 1.00	17.1
Series B	347,916,297 each with a par value of SEK 1.00	348.0
Total	**365,058,897**	**365.1**

The number of shares, Series A and Series B, is unchanged in relation to December 31, 2004. The maximum number of shares after full dilution by conversion of convertible debenture loan is 17,142,600 Series A shares and 357,872,800 Series B shares, in total 375,015,400 shares.

Dividend

The Board of Directors and the President propose a dividend to the shareholders of the Parent Company of SEK 3.50 per share, or a total of MSEK 1,277.7. The dividend to the shareholders for the previous year, 2004, which was paid to the shareholders in 2005, was SEK 3.00 per share, or a total of MSEK 1,095.2. The dividend for the year 2003, which was paid to the shareholders in 2004, was SEK 2.00 per share, or a total of MSEK 730.1.

Cash flow hedges

There were no derivatives that met the requirements for hedge accounting for cash flow hedges when the Group adopted IAS 39 on January 1, 2005.

Presentation of Shareholders' Equity

The presentation of shareholders' equity in the balance sheet was changed in connection with the adoptions of IFRS.

According to previous accounting principles, Swedish GAAP, the shareholders' equity was divided into restricted equity and non-restricted equity in accordance with the Swedish Annual Accounts Act.

Shareholders' equity should according to IAS 1 be divided into sub-components. According to IAS 1 a company should as a minimum present issued share capital and other reserves in the balance sheet. Securitas AB has chosen to specify shareholders' equity, which has been stated as opening balance and closing balance for 2004, according to IFRS in further sub-components according to the table below;

Share capital
Other capital contributed
Other reserves
Retained earnings

The share capital shows the registred share capital of the Parent Company. There were no changes in the share capital in 2005.

In other capital contributed shows, the total amount of all transactions Securitas AB has had with its shareholders are included. Transactions that have taken place with shareholders are issued capital to premium.

The amount presented in this sub-component corresponds to capital received (reduced by commission costs) in excess of par value of issued capital. Other capital contributed amounts to MSEK 7,362.6 as of January 31, 2005 (7,362.6).

Other reserves shows certain income and expense items that according to certain standards should be recognized directly in equity. In the case of Securitas, the item consists of translation differences attributable to the translation of foreign subsidiaries according to IAS 21, and of the hedging reserve of cash flow hedges.

Retained earnings corresponds to the accumulated profits earned and losses incurred in total for the Group.

NOTE 29 CONVERTIBLE DEBENTURE LOANS

Loan 2002/2007 Series 1–4

The loan was issued within the framework of Securitas' employee incentive program on May 2, 2002 to a special purpose company, Securitas Employee Convertible 2002 Holding S.A. in Luxembourg, in which employees have subscribed for shares. The loan matures on May 2, 2007 and conversions may be requested no earlier than 90 days before and no later than 14 days after the loan's maturity. The loans carry a variable interest rate equivalent to 90 percent of the 3-month EURIBOR plus 0.49 percentage points. Interest expense on the loan was charged against net income for the year in the amount of MSEK 77,9 (94.6 and 94.6).

The reference price for the Securitas share, measured as the average closing price during the period April 24–30, 2002, was set at SEK 186.90. The EUR–SEK exchange rate was set at SEK 9.23. This produces a conversion rate of EUR 20.30 (0 percent premium) on the first convertible loan. The second, third and fourth series will have a conversion rate of EUR 24.30 (20 percent premium), EUR 28.40 (40 percent premium) and EUR 32.40 (60 percent premium), respectively.

During 2005 Securitas has repurchased and redeemed part of the convertible debenture loan. The redemption amounts to EUR 47,245,625 for each of the four series, in total EUR 189,982,500.Outstanding convertible debenture loan as per December 31, 2005 amounts to EUR 254,497,500.

The loan amounts and conversion rates are as follows

	Outstanding amount, EUR	Conversion rate EUR	Conversion rate SEK[1]	No. of new B shares
Loan 2002/2007 series 1	63,624,375	20.30	190.41	3,134,206
Loan 2002/2007 series 2	63,624,375	24.30	227.93	2,618,287
Loan 2002/2007 series 3	63,624,375	28.40	266.39	2,240,295
Loan 2002/2007 series 4	63,624,375	32.40	303.91	1,963,715
Total	**254,497,500**			**9,956,503**

[1] Equivalent values in SEK are based on the exchange rate on December 31, 2005, (9.38).

NOTE 30 LONG-TERM LIABILITIES EXCLUDING PROVISIONS[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Convertible debenture loan EUR, 2002/2007, Series 1–4[2,3]	2,388.4	3,940.6	3,940.6
Total convertible debenture loans	**2,388.4**	**3,940.6**	**3,940.6**
EMTN Nom MEUR 350, 2000/2006, 6.125 %[2,3,4]	–	2,407.8	2,407.8
EMTN Nom MEUR 500, 2001/2008, 6.125 %[2,3]	4,895.7	3,259.3	3,259.3
Finance leases	292.5	467.8	467.8
Other long-term loans[3]	29.5	66.3	66.3
Derivatives with negative fair value, long-term	29.1	–	–
Total other long-term loan liabilities	**5,246.8**	**6,201.2**	**6,201.2**
Long-term liability, Group Management bonus[5]	–	48.9	48.9
Pensions balances, defined contribution plans[6]	41.0	–	–
Other long-term liabilities	58.1	41.9	41.9
Total other long-term liabilities	**99.1**	**90.8**	**90.8**
Total long-term liabilities	**7,734.3**	**10,232.6**	**10,232.6**

[1] For further information regarding financial instruments, refer to Note 5.
[2] Bond loans (Euro Medium Term Notes – EMTN) and the convertible debenture loan are issued by the Parent Company. Interest on bond loans refers to the coupon rate of interest for the entire loan period.
[3] The Group uses derivatives to hedge interest rate and foreign currency risks. In the table above, currency refers to the currency in which the loans are issued. The book value for 2004 is when applicable shown adjusted for currency hedges.
[4] The maturity date of Bond loan EMTN Nom MEUR 350, 2000/2006 is January 12, 2006 and is included under Other short-term loan liabilities as per December 31, 2005.
[5] For further information regarding Long-term liability, Group Management bonus, refer to Note 7.
[6] Refers to liability for insured pension plan excluding social costs. For further information, refer to Note 7.

Long-term liabilities fall due for payment as follows

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Maturity < 5 years	7,675.5	10,223.9	10,223.9
Maturity > 5 years	58.8	8.7	8.7
Total long-term liabilities	**7,734.3**	**10,232.6**	**10,232.6**

NOTE 31 PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

The Group operates or participates in a number of defined benefit and defined contribution pension and other long-term employee post benefit plans throughout the world. These plans are structured in accordance with local conditions and practices. The overall cost of these plans for the Group is included in Note 11.

USA

The majority of the Group's U.S. employees are eligible to join their respective employer's defined contribution retirement arrangements under which the employer matches employee contributions up to certain limits, although take-up rates are low. Changes were made in January 2002 to integrate the plan designs following the Burns acquisition in September 2000. The Group's U.S. operations also operates two defined benefit pension plans which are closed to new entrants and future benefit accruals. One of these plans are funded with assets held separately from those of the employer. The Group's plan for health care was for the most part terminated during 2005. The effect of this termination amounts to MSEK 89.9 and is included in the line Curtailments och settlements in the table Pension costs below.

UK

Two funded defined benefit plans are operated in the UK with assets held separately from those of the employer. Both provide benefits linked to members' service and final salary. In addition, the operations in the UK sponsor various defined contribution arrangements.

Sweden

Blue-collar workers are covered by the SAF-LO collective pension plan, an industry-wide multi-employer defined contribution arrangement. White-collar workers are covered by the industry-wide ITP plan, which is a defined benefit plan based on a collective agreement and operated on a multi-employer basis. According to a statement (URA 42) issued by the Swedish Emerging Issues Task Force this is a multi-employer defined benefit plan. Alecta, the insurance company that operates this plan has been unable to provide Securitas, or other Swedish companies, with sufficient information to determine its share of the total assets and liabilities for this arrangement. In line with a statement issued by the Swedish Institute of Authorised Public Accountants this arrangement is therefore accounted for on a defined contribution basis. The cost for 2005 amounts to MSEK 46.9 (33.4 and 33.4). The surplus in Alecta can be allocated to the insured employer and/or the insured employees. Alecta's level of consolidation was 128.5 percent (128.0 and 128.0) as of December 31,2005. The level of consolidation is calculated as the fair value of Alecta's plan assets in percent of the obligations calculated according to Alecta's actuarial assumptions. This calculation is not in line with IAS 19.

Norway

The majority of employees participate in a group pension plan, which is a funded defined benefit arrangement with assets held under a separate insurance policy. In addition, the group participates in two unfunded arrangements; one provides early retirement bridging benefits for employees, the other providing individual pension promises as agreed with the company. In 2005, the Norwegian pension plans were partly closed to new entrants.

Other countries

There are also defined benefit arrangements in other countries than those mentioned above. The material plans are :

Retirement indemnity plans mandatory for all French companies, which by law provides a lump sum to employees on retirement.

Three schemes exists in Germany. A pension arrangement closed to new entrants, a jubilee arrangement (long service award) based on collective bargaining agreements and old-age part time working pensions for certain employees.

As part of the transition to IAS 19/RR 29 Employee benefits the disability element of the TEL-plan, which is mandatory in Finland, was also included in the opening balance of the adjusted net liability for pensions and similar commitments. In 2004 it was agreed that changes would be made to the TEL-plan to come into effect from January 1, 2006. This has resulted in a curtailment gain of MSEK 4.5 (52.5 and 52.5), which is included within the line Settlements/curtailments/terminations in the table Pension costs below. In addition to this, there were some further curtailments and settlements during the year of MSEK 3.0 (0.2 and 0.2).

Other information

As of December 31, 2005 the following assumptions were used for the major plans in Securitas concerning mortality :
USA – "193 Group Annuity Mortality Table".
UK – "PA 92 series of tables with allowance for future improvements, and the medium cohort effect on current pensioners".
Norway – tables in series "K63".

These tables have been establised for use after consultation with the company's actuaries and reflect Securitas' view concerning future mortality considering future expected increases in the lenght of life.

Pension cost

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Current service cost	–103.9	–96.6	–96.6
Interest cost	–181.6	–152.2	–152.2
Expected return on assets	169.2	142.3	142.3
Recognised actuarial gain/loss	–1.6	–0.9	–0.9
Recognised past service cost	–0.1	2.9	2.9
Settlements/curtailments/terminations	97.4	52.7	52.7
Total pension cost	**–20.6**	**–51.8**	**–51.8**

This table shows the total cost for defined benefit plans. The settlement/curtailments relate mainly to the curtailment gain resulting from a reduction of a health care plan in the USA and from the changed status of the TEL-plan in Finland. Included above are pension cost for non-material defined benefit plans of MSEK 1.3 (2.2 and 2.2). The cost for defined contribution plans was MSEK 514.3 (384.0 and 384.0). The actual return on plan assets over 2005 was MSEK 253.6 (180.5 and 180.5).

Provisions for pensions and similar commitments, net

MSEK	IFRS Dec 31, 2005	IFRS Dec 31, 2004	Swedish GAAP Dec 31, 2004
Plans reported under Other long-term	113.8	70.6	70.6
Plans reported under Provisions for pensions and similar commitments	–885.1	–851.4	–851.4
Total provisions for pensions and similar commitments, net	**–771.3**	**–780.8**	**–780.8**

This table shows the distribution in the balance sheet after taking into consideration plan assets, defined benefit obligations, unrecognized net actuarial gains and losses, expected return on assets and the limit on balance sheet of paragraph 58 (b). Plans with a net asset are reported under Other long-term receivables and plans with a net provision are reported under Provisions for pensions and similar commitments.

Movements in provision for pensions and similar commitments, net

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Opening balance net asset according to accounting principle	–	–	28.4
Change in accounting principle IAS 19/RR 29	–	–	–820.7
Adjusted opening balance net provision according to IAS 19/RR 29	**–780.8**	**–792.3**	**–792.3**
Pension cost	–20.6	–51.8	–51.8
Payment of benefits	117.0	120.6	120.6
Acquisitions/divestitures	–0.8	–72.8	–72.8
Reclassifications	–1.1	–20.0	–20.0
Translation difference	–85.0	35.5	35.5
Closing balance sheet net provision	**–771.3**	**–780.8**	**–780.8**

This table shows the movements in the balance sheet according to IAS 19 (IAS 19 and RR 29), the net increase resulting from the net pension cost for the year, the net reduction of cash paid out as well as the impact of the fair value of provisions resulting from the acquisition of subsidiaries. Reclassifications made during 2004 were carried out in order to include certain death benefits that fall outside the scope of IAS 19/RR 29 at the start of the year.

Funded status, net

MSEK	IFRS Dec 31, 2005	IFRS Dec 31, 2004	Swedish GAAP Dec 31, 2004
Fair value of plan assets	1,572.1	2,054.5	2,054.5
Defined benefit obligation funded plans	–2,067.8	–2,282.2	–2,282.2
Defined benefit obligation unfunded plans	–695.4	–666.8	–666.8
Funded status, net	**–1,191.1**	**–894.5**	**–894.5**
Unrecognized net actuarial gains and losses	419.8	113.7	113.7
Closing balance sheet net provision	**–771.3**	**–780.8**	**–780.8**

This table shows the how the funded status reconciles to the net balance sheet provision at the end and start of the year.

Main actuarial assumptions as of December 31, 2005 (December 31, 2004)

Percent (per annum)	USA	Eurozone	Other countries
Discount rate	5.50 (6.00)	4.00–4.25 (4.50–4.75)	4.00–6.00 (4.50–6.75)
Expected return on plan assets	8.50 (8.50)	4.80 (5.20)	5.50–6.75 (5.75–7.00)
General salary increases[1]	n/a	2.50–3.50 (2.50–3.50)	2.50–4.25 (2.50–4.75)
Inflation[1]	n/a	1.75–2.20 (1.75–2.00)	2.50–2.75 (2.50–2.75)
Pension increases[1]	n/a	1.75–2.00 (1.75–2.00)	2.25–2.75 (2.25–2.75)
Health care cost inflation[2]	n/a (5.25)	n/a	n/a

This table shows the main actuarial assumptions as per December 31, 2005 used to value the defined-benefit obligation at the end of 2005 as well as in determining the pension costs for 2006. The table also shows the assumptions as per December 31, 2004 used to value the defined-benefit obligation at the end of 2004 as well as in determining the pension cost for 2005.

[1] Plans in the USA are non-inflation linked cash balance plans which are closed to future benefit accrual.

[2] The health care plan has for the most part been terminated during 2005.

NOTE 32 PROVISIONS

The movement in the balance sheet for Provisions for pensions and similar commitments is provided in Note 31.

MSEK	Deferred tax liabilities	Other provisions
Opening balance	474.9	790.0
Reclassification	–206.5	1.0
New/increased provisions	174.0	117.2
Provisions utilized	–37.9	–174.2
Reversal of unutilized provisions	–11.9	–7.0
Divestitures	–4.1	–2.1
Translation difference[1]	39.2	145.9
Closing balance	**427.7**	**870.8**

Other provisions

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Liability insurance-related claims reserves[1]	612.7	469.7	469.7
Provisions for taxes	136.7	228.6	228.6
Provisions for restructuring[2]	–	3.1	34.3
Other items	121.4	88.6	88.6
Total other provisions	**870.8**	**790.0**	**821.2**

[1] Liability insurance-related claims reserves primarily consist of estimated provisions for the portion of claims payable by the Group, i.e. its self-retention.

[2] Of the provisions for restructuring as of December 31, 2004 under Swedish GAAP, MSEK 31,2 have been reversed according to IFRS.

NOTE 33 OTHER SHORT-TERM LOAN LIABILITIES[1]

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
EMTN Nom MEUR 350, 2000/2006, 6.125 %[2,3,4]	3,244.6	–	–
Commercial paper issued[4,5]	1,744.0	1,938.2	1,938.2
Finance leases	174.2	47.6	47.6
Other short-term loans[4,6]	4,306.4	1,764.1	215.1
Derivatives with negative fair value, short-term	146.5	–	–
Total other short-term loan liabilities	**9,615.7**	**3,749.9**	**2,200.9**

[1] For further information on financial instruments, refer to Note 5.

[2] The bond loan (Euro Medium Term Notes – EMTN) is issued by the Parent Company. Interest on the bond loan refers to the coupon rate of interest for the entire loan period.

[3] The bond loan EMTN Nom MEUR 350, 2000/2006 is maturing on January 12, 2006 and is in 2005 reported under Other short-term loan liabilities. Previously, this loan has been reported under Long-term liabilities

[4] The Group uses derivatives to hedge interest rate and foreign currency risks. In the table above, currency refers to the currency in which the loans are issued. The book value for 2004 is when applicable shown adjusted for currency hedges.

[5] Commercial paper is issued by the Parent Company within the framework of a MSEK 5,000 Swedish commercial paper program.

[6] Other short-term loans include loans raised within the framework of a MUSD 1,100 (800 and 800) Multi Currency Revolving Credit Facility maturing in June 2010 (December 2008 and December 2008). There are also according to IFRS loans raised within the framework of the securitization of MUSD 250 (250).

NOTE 34 OTHER CURRENT LIABILITIES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Staff-related items	5,053.2	4,410.1	4,410.1
Current tax liabilities	822.7	818.4	818.4
Accrued interest and financial expenses	524.7	465.7	465.7
Other accrued expenses and prepaid income	1,136.0	1,070.8	1,070.8
Advance payments from customers	355.6	347.8	347.8
Short-term liability Group Management Bonus[1]	–	14.5	14.5
Short-term liability insurance-related claims reserves[2]	1,006.5	871.8	871.8
Other items	1,848.7	1,490.5	1,490.5
Total other current liabilities	10,347.4	9,489.6	9,489.6

[1] For further information in relation to Short-term liability Group Management Bonus, refer to Note 7.
[2] Liability insurance-related claims reserves primarily consist of estimated provisions for the portion of claims payable by the Group, i.e. its self-retention.

NOTE 35 PLEDGED ASSETS

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Real estate mortgages	–	7.8	7.8

NOTE 36 CONTINGENT LIABILITIES

MSEK	IFRS 2005	IFRS 2004	Swedish GAAP 2004
Sureties and guarantees	109.8	11.8	11.8
Other contingent liabilities[1]	148.8	146.6	146.6
Total contingent liabilities	258.6	158.4	158.4

[1] The item Other contingent liabilities includes a contingent liability related to ongoing tax litigations.

The events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2004.

All investigations of the events of September 11 continue to indicate that Globe in no way has been negligent in its actions or is otherwise at fault for the events. This was confirmed through the release of previously confidential Congressional testimony by the Director of the FBI. The customer contract gives Globe the right to tender claims for damages to the customer. Globe is a separate operation and is a separate legal entity. Any liability for claims thus is limited to Globe's own ability to pay and the insurance protection available to it. In November 2002, the U.S. Congress restored the liability cap for eligible screening companies such as Globe. Under this legislation, any potential liability arising out of the terrorist events of September 11 would be limited to the amount of liability insurance coverage maintained.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. Over 98 percent of persons claiming on behalf of World Trade Center deceased victims has elected to obtain compensation from the victim's compensation fund rather than pursue litigation. Claimants under the fund waive their right to seek compensation through litigation. The deadlines for filing wrongful death, bodily injury and property damage claims have now all expired. Cross claims may still be filed by existing parties to the already filed claims.

Together with the relevant airline and other parties, Globe or another Securitas company is a defendant in 58 lawsuits pertaining to the events of September 11. This represents a reduction from 68 due to the settlement of ten wrongful death cases. The proceedings against the Securitas companies other than Globe have, with the consent of the Court and the plaintiffs, been temporarily stayed. In all the suits, a number of persons other than Globe and Securitas companies are co-defendants. 40 suits pertain to persons who died or who were injured and 18 relate to damage to property and businesses owing to the events of September 11. Certain of the property claims are believed to be substantial and the aggregate, estimated value of the claims filed exceeds the insurance coverage estimated to exist as a potential source of recovery. Due to the statutory liability cap, any such claims are limited to the amount of liability coverage maintained. Globe and the other companies in the Group named as defendants are challenging these suits. All coverage disputes with the relevant 9/11 insurers have been resolved.

Any liabilities arising out of the September 11 litigation are not expected to materially impact Securitas' business operation or financial position.

WELO

During 2001 Securitas Germany in response to customer requests took on cash booking responsibilities (referred to as WELO – WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these WELO activities during the time of the euro introduction in Germany, a loss of MEUR 40.4 developed with a major customer. Following the discovery of this loss, the customer and Securitas Germany, with the assistance of professional advisors, conducted an intensive investigation in an effort to determine the source of the loss. As a result of the investigation the amount of the loss was verified. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid during 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies. As a result of the relevant insurer having failed to pay the claim, Securitas Germany has commenced an action in the German courts against the insurer in the full amount of the claim. No provision for the loss has been made as it is anticipated to be covered by insurance. The WELO operations conducted by Securitas Germany were terminated during the fourth quarter 2003 and these operations will cause no further losses.

SCM

Securitas Cash Management Ltd (SCM) is enhancing its reconciliation methodology for third parties' currency (notes and coins) that passes through its cash handling centers following the identification of short-comings in the previously applied methodology. These short-comings have resulted in variances between SCM's records and those of the third parties ranging between £25 million and £35 million. SCM has hired external investigators to assist in the process of identifying the root cause of these variances. To date, the on-going investigation into the variations has not uncovered any root cause which has materially impacted the profit and loss amount of the SCM. Depending on the ultimate nature of the remaining variances and the contractual rights of the third parties, SCM may have an obligation to settle all or some part of the variances identified. Such settlements may be wholly or partially covered by third party insurance. To date, management is unable to make a reliable estimate of the impact of these variances, if any, on SCM's financial position or its cash flows.

Globe/Federal Aviation Administration

Prior to the Aviation and Transportation Security Act (Aviation Security Act), which was passed in November 2001, the air carriers were responsible under federal law for providing pre-board screening of passengers. In most cases, the air carriers contracted with private security companies for these services. Under the Aviation Security Act, pre-board screening services were federalized in two steps. The first step consisted of a transition period where the Federal Aviation Administration (FAA) became the party responsible for pre-board screening and contracted with private security companies for these services (the FAA's responsibilities were later transitioned to the Transportation Security Administration (TSA)). The second step, which occurred in November 2002, consisted of the TSA directly providing these services by federal government employees. Globe had been requested to provide pre-board screening services during the initial transition period and, following extended negotiations, Globe entered into an agreement with the FAA in February 2002 to provide such services during the transition period. Based on the performance of Globe during this transition period, Globe increased at the request of the FAA/TSA the number of airports which Globe was servicing under its contract. During the transition period, the FAA/TSA compensated Globe based on the governing contract and the invoices submitted.

After the services had been substantially completed, the TSA indicated that it wished to renegotiate the pricing under the contract and stopped making payments under the contract. Following unsuccessful negotiations attempting to resolve the amounts in dispute, Globe commenced during 2004 formal legal proceedings against the FAA to recover amounts due under the contract.

The outcome of this proceeding is not expected to have a negative material impact on the financial position of the Group.

Other Proceedings

Over the years, Securitas has made a number of acquisitions in different countries. As a result of such acquisitions, certain contingent liabilities of the businesses acquired have been assumed. The risks relating to such contingent liabilities are covered by contractual indemnification, insurance or adequate reserves.

Companies within the Securitas Group are involved in a number of other legal proceedings arising out of the ordinary course of their businesses. Any liabilities arising out of such proceedings are not expected to be material to the business operations or the financial position of the Group.

NOTE 37 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS IN 2005

Introduction

Securitas has adopted International Financial Reporting Standards (formerly IAS as endorsed by the European Union (EU) from January 1, 2005. Although the Swedish Financial Accounting Standards Council's standards had progressively converged with IFRS, a number of divergences remained at the time of adopting IAS/IFRS. The divergences mainly concerned application dates, transition rules but also reflected some of the changes introduced to IAS/IFRS via ongoing improvement projects carried out by the International Accounting Standards Board (IASB). However taken as a whole the Swedish financial reporting framework, in terms of the parts applicable to Securitas, had in all material aspects been adapted to the changes that were introduced within the European Union. The information in this appendix is based on an adoption of IAS/IFRS standards in their current form as expressed in the consolidated accounting principles in Note 1. The information given in this note equals the information that was provided in the published Annual Report for 2004 on pages 99–115. In addition to the information given there, further information regarding the statement of cash flow for 2004, the opening balance on January 1, 2005 and the effects on the opening equity as of January 1, 2005 have been included. This information is included following the adoption of IAS 39 Financial Instruments: Recognition and Measurement, on January 1, 2005. Quarterly data for the segments and for the Group have been omitted.

The tables below give an overview of the impact on the full year statement of income for 2004, opening balance sheet for 2004, closing balance sheet for 2004 and for the opening balance sheet for 2005.

Overview of Statement of Income and Balance Sheets

Table 1A. Adjusted Consolidated Statement of Income for 2004 according to Securitas' financial model

MSEK	Swedish GAAP 2004	Employee Benefits[1]	Securitization[2]	IFRS 3 and other impact	IFRS 2004
Total sales	59,687	–	–	–	59,687
Organic sales growth, %	3	–	–	–	3
Operating income before amortization	3,994	–	–	32	4,026
Operating margin, %	6.7	–	–	–	6.7
Amortization of goodwill	–1,150	–	–	1,150	–
Amortization of acquisition related intangible fixed assets	–	–	–	–100	–100
Acquisition related restructuring costs	–	–	–	–26	–26
Operating income after amortization	**2,844**	–	–	**1,056**	**3,900**
Financial income and expense	–516	–	–	–	–516
Interest cover ratio	6.7	–	–	–	6.5
Income before taxes	**2,328**	–	–	**1,056**	**3,384**
Taxes	–860	–	–	5	–855
Minority share in net income	–1	–	–	1	[illegible]
Net income[3]	**1,467**	–	–	**1,062**	**2,529**
Earnings per share attributable to equity holders of the Parent Company (SEK)	4.01	–	–	2.78	6.79

Table 1B. Adjusted Consolidated Opening Balance Sheet as per January 1, 2004 according to Securitas' financial model

MSEK	Swedish GAAP Jan 1, 2004	Employee Benefits[1]	Securitization[2]	IFRS 3 and other impact	IFRS Jan 1, 2004
Accounts receivable	6,736	–	1,637	–	8,373
Other operating capital employed	–1,215	–564	–	–165	–1,944
Total operating capital employed	**5,521**	**–564**	**1,637**	**–165**	**6,429**
Goodwill	14,778	–	–	–118	14,660
Acquisition related intangible fixed assets	–	–	–	308	308
Total capital employed	**20,299**	**–564**	**1,637**	**25**	**21,397**
Operating capital employed as % of total sales	9	–	–	–	11
Return on capital employed, %	18	–	–	–	17
Net debt	9,083	–33	1,637	–	10,687
Net debt equity ratio, multiple	0.81	–	–	–	1.00
Shareholder's equity	11,216	–531	–	25	10,710
Total financing	**20,299**	**–564**	**1,637**	**25**	**21,397**

Table 1C. Adjusted Consolidated Closing Balance Sheet as per December 31, 2004 according to Securitas' financial model

MSEK	Swedish GAAP Dec 31, 2004	Employee Benefits[1]	Securitization[2]	IFRS 3 and other impact	IFRS Dec 31, 2004
Accounts receivable	7,279	–	1,549	–	8,828
Other operating capital employed	–1,888	–	–	–199	–2,087
Total operating capital employed	**5,391**	–	**1,549**	**–199**	**6,741**
Goodwill	14,508	–	–	794	15,302
Acquisition related intangible fixed assets	–	–	–	433	433
Total capital employed	**19,899**	–	**1,549**	**1,028**	**22,476**
Operating capital employed as % of total sales	9	–	–	–	11
Return on capital employed, %	20	–	–	–	18
Net debt	9,084	–	1,549	–	10,633
Net debt equity ratio, multiple	0.84	–	–	–	0.90
Shareholder's equity	10,815	–	–	1,028	11,843
Total financing	**19,899**	–	**1,549**	**1,028**	**22,476**

[1] Employee benefits are accounted for according to RR 29 which equals IAS 19 from January 1, 2004 and thus has no impact on the income statement.
[2] Securitization has no net impact on the statement of income, but has been reclassified within financial income and expense and thus lead to a decline in the interest cover ratio for 2004 of 0.2.
[3] Whereof attributable to the minority interests, under IFRS, MSEK 1 and to the equity holders of the Parent Company MSEK 2,528.

Operational items. Net debt related items. Goodwill and acquisition related intangible fixed assets. Items related to shareholders' equity.

Table 1D. Adjusted Consolidated Opening Balance Sheet as per January 1, 2005 according to Securitas' financial model

MSEK	Before IAS 39 Jan 1, 2005[1]	IAS 39	After IAS 39 Jan 1, 2005
Accounts receivable	8,828	–	8,828
Other operating capital employed	-2,087	1	-2,086
Total operating capital employed	**6,741**	**1**	**6,742**
Goodwill	15,302	–	15,302
Acquisition related intangible fixed assets	433	–	433
Total capital employed	**22,476**	**1**	**22,477**
Operating capital employed as % of total sales	*11*	–	*11*
Return on capital employed, %	*18*	–	*18*
Net debt	10,633	4	10,637
Net debt equity ratio, multiple	*0.90*	–	*0.90*
Shareholder's equity	11,843	-3	11,840
Total financing	**22,476**	**1**	**22,477**

[1] According to IFRS but before adoption of IAS 39 on January 1, 2005.

Operational items. Net debt related items. Goodwill and acquisition related intangible fixed assets. Items related to shareholders' equity.

Securitas IFRS Project

In order to evaluate the impact of the transition to IAS/IFRS a project was established during 2003. A dedicated implementation organization has worked under the leadership of the Executive Vice President and CFO and with the assistance of Securitas' auditors. The result of the project has been communicated to Group Management, the Audit Committee and the Board of Directors on a continuous basis.

Adoption of IFRS

Securitas have adopted IFRS from the year starting on January 1, 2005. The first complete financial statements in accordance with IFRS is this Annual Report. In accordance with the recommendation issued by the Community of European Securities Regulators (CESR) comparatives for 2004 are given both for IFRS and according to Swedish GAAP. No adjustments will be made to years previous to 2004, which is in line with the exemptions listed in IFRS 1. This means that when comparatives for 2003 and previous years are disclosed, these are prepared in accordance with Swedish GAAP.

Main impact on Securitas

The main impacts from the adoption of IFRS related to:

- Accounting treatment of business combinations, including the treatment of goodwill and
- Recognition and measurement of financial instruments.

Segment reporting and employee benefits, which were two other changes that were significant for many companies transitioning to IFRS, had already been implemented in the Group's reporting with the introduction of the Swedish Standards RR 25 Segment Reporting in 2003 and RR 29 Employee Benefits in 2004. The impact of adopting IAS 19 was therefore not technically a change when adopting IAS/IFRS. However Securitas elected to show the impact on the opening balance sheet to make comparisons with non-Swedish listed companies more transparent. No change occurred when RR 25 Segment Reporting was replaced by IAS 14 Segment Reporting and RR 29 Employee Benefits by IAS 19 Employee Benefits.

The impact of reporting according to IAS/IFRS on Securitas over a business cycle will depend mainly on:

- The size and type of acquisitions that may be made and how much goodwill and acquisition related intangible fixed assets that will result from these acquisitions.
- The volatility resulting from the potential revaluation of derivatives under IAS 39 will depend on whether or not the derivatives qualify for hedge accounting and how the interest rates and currency rates will fluctuate.

Changes to current IAS/IFRS and potential new standards can also impact the future financial reporting. An example of this is the change in IAS 19 Employee Benefits that has now been endorsed, and which Securitas have planned to adopt from January 1, 2006 (refer to Note 1 under the section Adoption and impact of new and revised IFRS for 2006).

Impact on financial key ratios

The impact on the external financial key ratios is shown in table 1E below.

Organic sales growth was not impacted by the transition to IAS/IFRS.

Total sales were not impacted by the transition to IAS/IFRS.

The **operating margin** has not been impacted by the introduction of IAS/IFRS, since the impact from IFRS 3 and other impact was only MSEK 32 and thus left the operating margin unchanged. RR29 Employee benefits had already been introduced on January 1, 2004 and has had no impact on the operating margin.

Income before taxes was impacted by IFRS 3 and other impact with MSEK 1,056 mainly due to the discontinuation of amortization of goodwill of MSEK 1,150.

Operating capital employed as percent of total sales increased from 9 percent to 11 percent both as of January 1, 2004 and December 31, 2004 as a result mainly from the changed treatment of the securitization. As of January 1, 2004 the implementation of RR 29 Employee Benefits also had an impact on operating capital employed as percent of total sales.

Tabell 1E. Securitas' adjusted key ratios for 2004

Key ratios 2004	Swedish GAAP	IFRS adjustment	Adjusted to IFRS
Total sales, MSEK	**59,687**	**-**	**59,687**
Organic sales growth, %	*3*	–	*3*
Operating margin, %	*6.7*	–	*6.7*
Income before taxes, MSEK	**2,328**	**1,056**	**3,384**
Operating capital employed as % of total sales	*9*	*2*	*11*
Free cash flow, MSEK	**2,530**	**-**	**2,530**
Return on capital employed, %	*20*	*–2*	*18*
Net debt to equity ratio, multiple	*0.84*	*0.06*	*0.90*
Interest cover ratio	*6.7*	*–0.2*	*6.5*
Earnings per share, SEK	**4.01**	**2.78**	**6.79**

Free cash flow was not impacted by the transition to IAS/IFRS since the amortization of goodwill and other acquisition related intangible fixed assets has no impact on cash flow and since restructuring costs are not included in the operating income before amortization and thus included below the level of free cash flow in the consolidated statement of cash flow according to the Securitas' financial model.

Return on capital employed decreased from 18 percent to 17 percent as of January 1, 2004 and from 20 to 18 percent as of December 31, 2004 as a result mainly due the changed treatment of the securitization. As of January 1, 2004 the implementation of RR 29 Employee Benefits also had an impact on return on capital employed. As of December 31, 2004 the return on capital employed was also impacted by the fact that goodwill is no longer amortized.

The **net debt to equity ratio** increased from 0.81 to 1.00 as of January 1, 2004 and from 0.84 to 0.90 as of December 31, 2004 mainly as a result of the changed treatment of the securitization.

The **interest cover ratio** has for 2004 declined from 6.7 to 6.5 following the reclassification from securitization costs to interest expense.

Earnings per share were impacted mainly by the fact that goodwill no longer is amortized. Based on the impact on the Group's statement of income earnings per share after full taxes, after dilution for 2004 increased by SEK 2.78 from SEK 4.01 to SEK 6.79.

Impact of new standards

IAS 19 Employee Benefits (Notes E, G, H, J and L)

The accounting of defined benefit pension and other employee benefit plans, primarily healthcare benefits, was for 2003 and previous periods prepared according to Swedish and local accounting standards and recommendations. The new standard RR 29 Employee Benefits, which in all material aspects corresponds to IAS 19, came into effect on January 1, 2004. Since the standard came into effect on January 1, 2004 its impact was limited to the opening balance sheet. The impact on the opening balance sheet is disclosed under the heading Reclassification for the consistent classification of all defined benefit plans and under the heading Other effects of the restatement of the previous balances to IAS 19.

The accounting principles for employee benefits can be found in Note 1 Accounting principles and detailed disclosure in Note 31 Provisions for pensions and similar commitments.

IFRS 3 Business Combinations (Notes A, B, C and J)

IFRS 3 Business combinations was approved on March 31, 2004. Securitas has not restated any acquisitions prior to the application date of IFRS 3, which is in line with the exemptions listed in IFRS 1. However for acquisitions carried out after the application date of IFRS 3 (from January 1, 2004), adjustments have been made for the allocation of the purchase price and also for provisions for restructuring that were included in the determination of goodwill.

For Securitas amortization of goodwill ceased from January 1, 2005 and the amortization of goodwill charged to net income in 2004 was reversed in all tables showing the 2004 figures adjusted to IFRS. Some of the amortization of goodwill attributable to intangible assets was reversed from net income as amortization of goodwill but charged to net income as amortization of acquisition related intangible fixed assets. This reclassification was carried out in order to achieve a consistent classification going forward for both the statement of income and the balance sheet. The acquisition related intangible fixed assets normally have a useful life in the span of 3–20 years.

Amortization of goodwill was replaced by a yearly impairment test that will be carried out for all cash generating units (CGU) regardless if there is an indication of the goodwill being impaired or not. This differs from Swedish GAAP where the impairment test was carried out whenever there was an indication of impairment. Securitas has an established model for impairment testing that has been enhanced and used throughout the Group. The impairment testing is based on that the goodwill and other acquisition related intangible fixed assets will be tested for impairment on a CGU level which is consistent with the level at which Securitas monitors performance that is per country in a division (segment).

Provisions for restructuring included in the determination of goodwill are not allowed under IFRS 3. The impact of this is that the provisions for restructuring in existence as of December 31, 2003, that did not qualify under IFRS 3, were reversed via equity after considering the tax impact. Any utilization of these provisions for restructuring during 2004 was accounted for as a cost in the IFRS adjusted income statement. Thus the net impact on equity of these changes was nil, provided that the provisions for restructuring were fully utilized in 2004. For any provisions for restructuring included in the determination of goodwill in 2004 a similar reversal took place. The difference was that the opening adjustment took the form of a reduction in goodwill. Thus the net impact on equity is any utilization during 2004 that was accounted for as a cost without any offset in retained earnings, since there was no opening balance for these provisions for restructuring that were reversed via opening equity.

The financial reporting requirements for the acquisition process were adapted mainly when it came to the purchase price allocation that requires potentially more intangible assets, mainly customer contract portfolios, to be recognized before the residual is allocated to goodwill. The valuation of the customer contract portfolios is based on the Multiple Excess Earnings Method (MEEM) which is a valuation model based on discounted cash flows. The valuation is based on the churn rates and profitability of the acquired portfolio at the time of the acquisition. In this model a specific charge, a contributory asset charge, is applied as a cost or return requirement for the assets supporting the intangible asset. Cash flows are discounted on an after tax basis using the Weighted Average Cost of Capital (WACC) adjusted for local interest rate levels in the countries of acquisition.

A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset, which means that it neutralizes the impact of the amortization of the intangible asset on the full tax rate percentage on the income after tax. The initial recognition of this deferred tax liability is recognized via a corresponding increase of goodwill.

However since Securitas is a service industry company that acquires businesses in order to apply the Securitas model and generate value by restructuring and refining the acquired business, the main impact will still come from synergies, values related to human resources and the creation of strategic platforms for growth, which most likely will still result in the greater part of the purchase price being allocated to goodwill under IFRS 3.

IFRS 3 will have a significant impact on the accounting of business combinations. However the fundamentals of acquisitions will still remain the same.

IAS 32 och IAS 39 Financial Instruments

IAS 32 Financial Instruments: Disclosure and presentation was introduced on January 1, 1996, whilst the corresponding Swedish standard RR 27 was introduced from 2003. There were differences between the two standards most notably that IAS 32 did not permit the netting of two instruments with the purpose of creating one synthetic instrument for example a combination of a non-SEK denominated loan and a foreign currency swap where the Group would assume the liability to repay both principal and interest in SEK. The impact of phasing out this paragraph in RR 27 when replaced by IAS 32 was that a grossing up of assets and liabilities for this type of transaction was required.

IAS 39 Financial Instruments: Recognition and Measurement was implemented on January 1, 2005 without the comparatives being restated, which is in line with the exemptions listed in IFRS 1. Any cumulative impact resulting from the revaluation of financial instruments under IAS 39 was accounted for via equity. Most of the hedging activities in place also qualified for hedge accounting under IAS 39. The notable exception was the exposure to floating interest rate risk that was previously hedged via a program of interest rate swaps, of MUSD 487 maturing during 2006 and up until April 2007, whereby the Group switched floating interest rates into fixed interest rates. The cumulative impact, resulting from the revaluation of the interest rate swaps mentioned above, on January 1, 2005 was an unrealized loss of MSEK -8.7 before tax. In addition to this impact, the effect of all other instruments, that had to be revalued to fair value from January 1, 2005 resulted in an unrealized gain of MSEK 4.9. The net impact of MSEK -3,8 in unrealized losses has after deduction of deferred tax of MSEK 1.1 been accounted for as a reduction in retained earnings since it constituted a change in accounting principle.

On January 1, 2005 the Group recognized the fair value of the financial liabilities designated for hedging and the derivates designated for hedging, in the balance sheet. This resulted in an increase of MSEK 2,467.0 in Interest-bearing financial fixed assets, an increase of MSEK 76.4 in Other short-term loan liabilities, an increase of MSEK 2,394.4 in Long-term loan liabilities, an increase of MSEK 1.1 in deferred tax assets and a decrease in equity of MSEK -2.7 mainly a result of the unrealized loss on the interest rate swaps. The impact on the balance sheet size is an increase from MSEK 38,842.7 to MSEK 41,310.8 or by MSEK 2,468.1. This has resulted in a small reduction in the equity ratio. The net debt increased slightly from MSEK -10,633.1 to MSEK -10,636.9 or by MSEK -3.8.

The fair value adjustments of the financial instruments will consequently impact the size of the net debt but as they will not result in a real cash flow for the Group they will be shown on a separate line in the statement which reconciles the change in net debt.

IAS 39 will create more volatility in the income statement and balance sheet, although limited for Securitas than what was previously the case under deferral hedge accounting, it is important to stress that it will not impact the Group's cash flow or its treasury strategies. The interest rate swaps or any other instrument that will be accounted for with a similar impact any unrealized gains or losses will return to zero on the final maturity date.

IFRS 2 Share-based Payments

IFRS 2 Share-based Payments deals with share-based incentive schemes and for the purpose of how to account for these schemes divides them into either equity settled schemes or cash settled schemes. IFRS 2 applies to schemes that have a grant date from November 7, 2002 and that have a vesting date later than January 1, 2005.

At the time of adoption of IAS/FRS and at present Securitas has no equity settled or cash settled schemes that would fall under the scope of this standard.

Taxes (Notes D and I)

Taxes were impacted only as far as the transition effects had a tax implication. Changes in accounting principles (transition to IAS 19 and IFRS 3 for restructuring provisions) that impacts shareholders' equity were accounted for net of deferred tax. The fact that the utilization of restructuring provisions during 2004 were accounted for as an expense in the statement of income has also impacted deferred taxes in the adjusted statement of income.

As mentioned above the allocation of the purchase price in the acquisition calculation to the intangible asset in accordance with the MEEM calculation results in a deferred tax liability, calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset.

Other transition impact (Notes F and K)

A specific issue is that the MUSD 225 (MUSD 250 from the fourth quarter of 2004) securitization agreement in the USA is no longer treated as an off-balance sheet source of funding. The Group has already earlier shown the securitization added back in Security Services USA's balance sheet and the impact of this on the key ratios for both operating capital employed as percent of total sales and return on capital employed. The offset to the add-back was then shown under the heading of Other and thus did not impact these two key ratios at Group level. As the securitization now is shown as an on-balance sheet source of funding this has impacted the Group's key ratios for operating capital employed as percent of total sales, return on capital employed as well as the net debt to equity ratio, see below and in the tables above. For the statement of income the securitization only resulted in a reclassification from securitization costs to interest expenses within the finance net. This had a slightly negative impact on the interest cover ratio.

The utilized securitization amount was MUSD 225 as of January 1, 2004. The utilized securitization amount as of December 31, 2004 was MUSD 234.

Adjusted Financial Statements

The adjusted financial statements for 2004 can be found on the following pages. In addition to the adjusted financial statements specifications to the adjusted financial statements in the annual report format can be found in Notes A-L.

Compared to the financial statements presented in the Annual Report for 2004 certain changes have been made to reflect how shareholders' equity should be specified. New lines compared to last year are Other capital contributed and Other reserves. Furthermore the line Net income is included in Retained earnings. The opening balance for cumulative translation differences has in accordance with the transition rules in IFRS 1 been posted to Retained earnings. The opening balance for cumulative translation differences was previously recognized either under restricted reserves or under non-restricted reserves. The opening balance for cumulative translation differences in the balance sheets and specifications to changes in shareholders' equity have been allocated to Other reserves in their entirety since the previous division of the translation difference is no longer relevant. The posting is thus affected between Other reserves and Retained earnings.

Comments and Notes to the Adjusted Consolidated Financial Statements

Comments to the Adjusted Consolidated Statement of Income (Table 3)

The reclassifications net had a nil impact on the net income for the period. The reclassifications carried out for contract portfolios and goodwill in the balance sheet has resulted in that all acquisition related amortization on contract portfolios were reclassified from the lines Production expenses and Selling and administrative expenses to the new line Amortization of acquisition related intangible fixed assets. The reclassification impact on amortization of acquisition related intangible fixed assets was MSEK –23.1 for the full year.

Other effects are the reversal of amortization from Selling and administrative expenses of intangible assets reclassified to goodwill and thus included in the reversal of all amortization of goodwill from the adjusted statement of income. The impact on operating income before and after amortization was MSEK 9.0 for the full year.

Under other effects can also be found the contract portfolios reclassified from goodwill to acquisition related intangible fixed assets. Contract portfolios are not deemed to have an indefinite life under IFRS 3 and are thus still subject to amortization. The impact on amortization of acquisition related intangible assets was MSEK –76.5 for the full year.

Utilization of restructuring provisions previously accounted for as a reduction of restructuring provisions have impacted acquisition related restructuring costs with MSEK –26.5 for the full year.

Deferred taxes have been affected by acquisition related restructuring costs previously accounted for as a reduction of restructuring provisions. Deferred taxes have also been affected by the statement of income impact of the tax calculated on the purchase price allocation, that has been amortized over the same period as the amortization of the intangible asset.

Comments to the Adjusted Consolidated Statement of Cash Flow (Table 4)

A reclassification has been carried out for acquisition related restructuring costs that according to Swedish GAAP were included in Payments from provisions for restructuring since this item under IFRS is recognized in the statement of income and thus included in the line Operating income. This has resulted in a reduction of MSEK -26.5 in the operating income that according to IFRS is included in the statement of cash flow. Payments from provisions for restructuring have been reduced with the same amount with MSEK 26.5. Furthermore the securitization has been changed by a reduction in the line Securitization with MSEK -67.4. At the same time the line Changes in interest-bearing net debt excluding liquid funds has increased with MSEK 67.4. This reclassification has been carried out since the securitization is no longer accounted for as an off-balance source of funding. The reduction in depreciation and amortization that has increased the line Operating income with MSEK 1,082.2 is shown under Other effects. This amount consists of a reversal of amortization of Other intangible fixed assets that have been reclassified to Goodwill (MSEK 9.0), reversed amortization of goodwill (MSEK 1,149.7) and additional amortization of Acquisition related intangible fixed assets (MSEK -76.5). There is a corresponding reduction of MSEK -1.082,2 in the line Reversal of depreciation.

Comments on the Adjusted Consolidated Balance Sheets per January 1, 2004 and December 31, 2004 (Tables 2A and 5)

The reclassifications have impacted the total balance sheet size mainly with regard to changes relating to securitization. Further information can be found in Notes F and K for securitization.

The reclassifications regarding employee benefits have had a small impact on the balance sheet size and only for the opening balance sheet as per January 1, 2004. Further information can be found in Notes E, G, H, J and L.

The reclassification between the lines Goodwill, Acquisition related intangible fixed assets and Other intangible fixed assets has net a nil impact on the total fixed assets and total assets. Other effects with an impact on these lines are the reversal of amortization of goodwill and the amortization of the contract portfolios reclassified from goodwill to acquisition related intangible fixed assets. Further information can be found in Notes A, B and C.

Deferred tax assets have been impacted by the change in accounting principle for employee benefits under IAS 19 and for the change in accounting principle under IFRS 3 resulting in the reversal of restructuring provisions and the subsequent accounting of any utilization as a cost in the statement of income. Further information can be found in Note D.

Other long-term receivables have been impacted by the change in accounting principle for employee benefits under IAS 19. Further information can be found in Note E.

Comments on the changes to shareholders' equity are provided below under Comments on the Adjusted Changes in Shareholders' Equity.

Provisions for pensions and similar commitments have been impacted by the change in accounting principle for employee benefits under IAS 19. Further information can be found in Note H.

Deferred tax liability has been impacted by the change in accounting principle for employee benefits under IAS 19. The deferred tax liability has also been impacted by the tax calculated on the purchase price allocation and the subsequent amortization of this impact via the statement of income. Further information is provided in Note I.

Other provisions have been impacted by the change in accounting principles under IFRS 3 resulting in the reversal of all restructuring provisions. Further information can be found in Note J.

Comments on the Adjusted Consolidated Balance Sheet per January 1, 2005 (Table 7)

On January 1, 2005 the Group recognized the fair value of the financial liabilities designated for hedging and the derivates designated for hedging, in the balance sheet. This has resulted in an increase of MSEK 2,467.0 in Interest-bearing financial fixed assets, an increase of MSEK 76.4 in Other short-term loan liabilities, an increase of MSEK 2,394.4 in Long-term loan liabilities, an increase of MSEK 1.1 in deferred tax assets and a decrease in equity of MSEK –2.7 mainly an effect of the unrealized loss on interest rate swaps. The impact on the balance sheet size is an increase from MSEK 38,842.7 to MSEK 41,310.8 or by MSEK 2,468.1

Comments on the Adjusted Changes in Shareholders' Equity per January 1, 2004 and December 31, 2004 (Tables 2B and 6)

The impact on retained earnings in equity is a result of the change in accounting principle for employee benefits under IAS 19 (MSEK –530,8 as of January 1, 2004) and for the change in accounting principles under IFRS 3 resulting in the reversal of restructuring provisions (MSEK 24.2). Furthermore minority interests in net income are not deducted in the statement of income under IFRS.

Net income included in retained earnings has been impacted positively by the reversal of goodwill amortization. The negative impact on net income included in retained earnings is a result of the amortization of acquisition related intangible fixed assets and acquisition related restructuring costs. The impact of the acquisition related restructuring costs has had a positive impact on taxes included in net income and thus on retained earnings. The amortization of deferred tax liabilities



relating to the tax calculated on the purchase price allocation has also had a positive impact on taxes. Finally the changes to net income has also resulted in translation differences on these adjustments since there is a difference between the balance sheet end rate and the average rate used in the statement of income when translating foreign subsidiaries' financial statements into SEK.

Under IFRS minority interests are reclassified and included as a separate item in shareholders' equity. The minority interests in net income are no longer deducted in the statement of income but disclosed on the face of the statement of income below net income.

Comments on the Adjusted Changes in Shareholders' Equity per January 1, 2005 (Table 8)

The impact on Retained earnings is a result of the change in accounting principle for financial instruments according to IAS 39 (MSEK -2,7 as of January 1, 2005).

Table 2A. Consolidated Opening Balance Sheet as per January 1, 2004 in the Annual Report format

MSEK	Note	Swedish GAAP Jan 1, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Jan 1, 2004
ASSETS					
Fixed assets					
Goodwill	A	14,777.8	-117.6	-	14,660.2
Acquisition related intangible fixed assets	B	-	307.6	-	307.6
Other intangible fixed assets	C	384.7	-190.0	-	194.7
Buildings and land		988.7	-	-	988.7
Machinery and equipment		4,080.3	-	-	4,080.3
Deferred tax assets	D	1,491.8	-	107.4	1,599.2
Interest-bearing financial fixed assets		138.7	-	-	138.7
Other long-term receivables	E	963.4	7.9	-380.1	591.2
Total fixed assets		**22,825.4**	**7.9**	**-272.7**	**22,560.6**
Current assets					
Inventories		484.2	-	-	484.2
Accounts receivable	F	6,736.0	1,636.9	-	8,372.9
Other current receivables	G	2,433.4	-11.5	-	2,421.9
Short-term investments		3,435.9	-	-	3,435.9
Cash and bank deposits		1,039.8	-	-	1,039.8
Total current assets		**14,129.3**	**1,625.4**	**-**	**15,754.7**
TOTAL ASSETS		**36,954.7**	**1,633.3**	**-272.7**	**38,315.3**
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital		365.1	-	-	365.1
Other capital contributed		7,362.6	-	-	7,362.6
Other reserves		-1,547.0	1,547.0	-	-
Retained earnings		5,020.4	-1,547.0	-506.6	2,966.8
Total shareholders' equity attributable to the equity holders of the Parent Company		**11,201.1**	**-**	**-506.6**	**10,694.5**
Minority interests		-	-	15.6	15.6
Total shareholders' equity		**11,201.1**	**-**	**-491.0**	**10,710.1**
Minority interests		**15.6**	**-**	**-15.6**	**-**
Long-term liabilities					
Long-term convertible debenture loans		3,992.9	-	-	3,992.9
Other long-term loan liabilities		7,212.8	-	-	7,212.8
Other long-term liabilities		231.2	-	-	231.2
Provisions for pensions and similar commitments	H	32.6	367.4	440.6	840.6
Deferred tax liability	I	465.0	-	-180.2	284.8
Other provisions	J	1,607.5	-319.3	-26.5	1,261.7
Total long-term liabilities		**13,542.0**	**48.1**	**233.9**	**13,824.0**
Current liabilities					
Other short-term loan liabilities	K	2,458.6	1,636.9	-	4,095.5
Accounts payable		1,254.7	-	-	1,254.7
Other current liabilities	L	8,482.7	-51.7	-	8,431.0
Total current liabilities		**12,196.0**	**1,585.2**	**-**	**13,781.2**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**36,954.7**	**1,633.3**	**-272.7**	**38,315.3**

Table 2B. Consolidated Changes in Shareholders' Equity as per January 1, 2004 in the Annual Report format

MSEK	Note	Shareholders' equity attributable to the equity holders of the Parent Company: Share capital	Other capital contributed	Other reserves	Retained earnings	Total	Minority interests	Total
Opening balance 2004 according to adopted balance sheet		**365.1**	**7,362.6**	**-1,547.0**	**5,020.4**	**11,201.1**	**-**	**11,201.1**
Effects of transfer of opening balance for translation differences		-	-	1,547.0	-1,547.0	-	-	-
Effects of change in accounting principle IAS 19/RR 29[1]		-	-	-	-530.8	-530.8	-	-530.8
Effects in change of accounting principle IFRS 3[2]		-	-	-	24.2	24.2	-	24.2
Effects of change regarding transfer of minority interests[3]		-	-	-	-	-	15.6	15.6
Opening balance 2004 according to IFRS		**365.1**	**7,362.6**	**-**	**2,966.8**	**10,694.5**	**15.6**	**10,710.1**

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the annual report for 2004 since the Swedish standard corresponding to IAS 19 - RR 29 was implemented under Swedish GAAP as per January 1, 2004.

[2] IFRS 3 required that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, should be reversed to equity net of deferred tax.

[3] Minority interests are under IFRS treated as a seperate component of shareholders' equity.

Table 3. Consolidated Statement of Income 2004 in the Annual Report Format

MSEK	Note	Swedish GAAP 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS 2004
Sales, continuing operations		58,167.6	–	–	58,167.6
Sales, acquired business		1,519.0	–	–	1,519.0
Total sales		**59,686.6**	–	–	**59,686.6**
Production expenses		–46,017.8	4.1		–46,013.7
Gross income		**13,668.8**	**4.1**	–	**13,672.9**
Selling and administrative expenses		–9,674.5	19.0	9.0	–9,646.5
Amortization of goodwill		–1,149.7	–	1,149.7	[illegible]
Amortization of acquisition related intangible fixed assets		–	–23.1	–76.5	–99.6
Acquisition related restructuring costs			–	–26.5	–26.5
Operating income		**2,844.6**	–	**1,055.7**	**3,900.3**
Financial income		189.5	–	–	189.5
Financial expense		–706.1	–	–	–706.1
Income before taxes		**2,328.0**	–	**1,055.7**	**3,383.7**
Taxes		–860.4	–	5.2	–855.2
Minority share in net income		–0.7	–	0.7	[illegible]
Net income for the year		**1,466.9**	–	**1,061.6**	**2,528.5**
Whereof attributable to:					
Equity holders of the Parent Company			–		2,527.8
Minority interest		–	–	–	0.7
Average number of shares, before dilution		365,058,897	–	–	365,058,897
Average number of shares, after dilution		382,408,810	–	–	382,408,810
Earnings per share after taxes, before dilution (SEK)		**4.02**	–	**2.90**	**6.92**
Earnings per share after taxes, after dilution (SEK)		**4.01**	–	**2.78**	**6.79**

Table 4. Consolidated Statement of Cash Flow 2004 in the Annual Report Format

MSEK	Note	Swedish GAAP 2004	Effects of transition to IFRS: Reclassification[1]	Effects of transition to IFRS: Other effects[2]	IFRS 2004
Operations					
Operating income		2,844.6	–26.5	1,082.2	3,900.3
Reversal of depreciation		2,794.8	–	–1,082.2	1,712.6
Financial items received		227.4	–	–	227.4
Financial items paid		–745.8	–	–	–745.8
Current taxes paid		–581.5	–	–	–581.5
Change in accounts receivable		–485.1	–	–	–485.1
Payments from provisions for restructuring		–46.6	26.5	–	–20.1
Change in other operating capital employed		445.6	–	–	445.6
Cash flow from operations		**4,453.4**	–	–	**4,453.4**
Investing activities					
Investments in fixed assets		–1,969.9	–	–	–1,969.9
Acquisition of subsidiaries		–2,315.7	–	–	–2,315.7
Cash flow from investing activities		**–4,285.6**	–	–	**–4,285.6**
Financing activities					
Dividend paid to shareholders' of the Parent Company		–730.1	–	–	–730.1
Securitization		67.4	–67.4	–	[illegible]
Change in interest-bearing net debt excluding liquid assets		–832.6	67.4	–	–765.2
Cash flow from financing activities		**–1,495.3**	–	–	**–1,495.3**
Cash flow for the year		**–1,327.5**	–	–	**–1,327.5**
Liquid assets at beginning of year		4,475.7	–	–	4,475.7
Translation differences on liquid assets		–27.8	–	–	–27.8
Liquid assets at year-end		**3,120.4**	–	–	**3,120.4**

MSEK	Opening balance 2004	Effect of change in accounting principle[3]	Cash flow for the year	Change in loans	Translation differences	Closing balance 2004
Liquid assets	4,475.7	–	–1,327.5	–	–27.8	3,120.4
Other net debt	–13,558.2	–1,604.3	–	765.2	643.8	–13,753.5
Interest-bearing net debt	**–9,082.5**	**–1,604.3**	**–1,327.5**	**765.2**	**616.0**	**–10,633.1**

[1] Payments from provisions for restructuring, which according to IFRS is recognized as acquisition related restructuring costs. Securitization is recognized as change in net debt excluding liquid assets since it is no longer an off-balance sheet source of funding.

[2] Refers to reversed amortization of other intangible fixed assets which have been reclassified to goodwill (MSEK 9.0), reversed amortization of goodwill (MSEK 1,149.7) and additional amortization of acquisition related intangible fixed assets (MSEK -75.5).

[3] Refers to employee benefits (IAS 19) which previously were included in the net debt (MSEK 32.6) and securitization previously recognized as an off-balance source of funding (MSEK -1,636.9).

Table 5. Consolidated Balance Sheet December 31, 2004 in the Annual Report Format

MSEK	Note	Swedish GAAP Dec 31, 2004	Effects of transition to IFRS Reclassification	Other effects	IFRS Dec 31, 2004
ASSETS					
Fixed assets					
Goodwill	A	14,508.3	–343.4	1,137.0	15,301.9
Acquisition related intangible fixed assets	B	–	506.7	–73.5	433.2
Other intangible fixed assets	C	431.9	–163.3	–	268.6
Buildings and land		1,043.2	–	–	1,043.2
Machinery and equipment		4,776.8	–	–	4,776.8
Deferred tax assets	D	1,442.2	–	–0.6	1,441.6
Interest-bearing financial fixed assets		138.2	–	–	138.2
Other long-term receivables	E	434.0	–	–	434.0
Total fixed assets		**22,774.8**	**–**	**1,062.9**	**23,837.5**
Current assets					
Inventories		608.6	–	–	608.6
Accounts receivable	F	7,279.0	1,549.0	–	8,828.0
Other current receivables	G	2,448.2	–	–	2,448.2
Short-term investments		2,192.1	–	–	2,192.1
Cash and bank deposits		928.3	–	–	928.3
Total current assets		**13,456.2**	**1,549.0**	**–**	**15,005.2**
TOTAL ASSETS		**36,230.8**	**1,549.0**	**1,062.9**	**38,842.7**
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Share capital		365.1	–	–	365.1
Other capital contributed		7,362.6	–	–	7,362.6
Other reserves		–2,155.8	1,547.0	–57.1	–665.9
Retained earnings		5,226.4	–1,547.0	1,085.1	4,764.5
Total shareholders' equity attributable to the equity holders of the Parent Company		**10,798.3**	**–**	**1,028.0**	**11,826.3**
Minority interests		–	–	16.6	16.6
Total shareholders' equity		**10,798.3**	**–**	**1,044.6**	**11,842.9**
Minority interests		**16.6**	**–**	**–16.6**	**–**
Long-term liabilities					
Long-term convertible debenture loans		3,940.6	–	–	3,940.6
Other long-term loan liabilities		6,201.2	–	–	6,201.2
Other long-term liabilities		90.8	–	–	90.8
Provisions for pensions and similar commitments	H	851.4	–	–	851.4
Deferred tax liability	I	408.8	–	66.1	474.9
Other provisions	J	821.2	–	–31.2	790.0
Total long-term liabilities		**12,314.0**	**–**	**34.9**	**12,348.9**
Current liabilities					
Other short-term loan liabilities	K	2,200.9	1,549.0	–	3,749.9
Accounts payable		1,411.4	–	–	1,411.4
Other current liabilities	L	9,489.6	–	–	9,489.6
Total current liabilities		**13,101.9**	**1,549.0**	**–**	**14,650.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**36,230.8**	**1,549.0**	**1,062.9**	**38,842.7**

Table 6. Consolidated Changes in Shareholders' Equity as per December 31, 2004 in the Annual Report Format

MSEK	Note	Shareholders' equity attributable to the equity holders of the Parent Company: Share capital	Other capital contributed	Other reserves	Retained earnings	Total	Minority interests	Total
Opening balance 2004 according to adopted balance sheet		**365.1**	**7,362.6**	**–1,547.0**	**5,020.4**	**11,201.1**	**–**	**11,201.1**
Effects of transfer of opening balance for translation differences		–	–	1,547.0	–1,547.0	–	–	–
Effects of change in accounting principle IAS 19/RR 29[1]		–	–	–	–530.8	–530.8	–	–530.8
Effects in change of accounting principle IFRS 3[2]		–	–	–	24.2	24.2	–	24.2
Effects of change regarding transfer of minority interests[3]		–	–	–	–	–	15.6	15.6
Opening balance 2004 according to IFRS		**365.1**	**7,362.6**	**–**	**2,966.8**	**10,694.5**	**15.6**	**10,710.1**
Net investment hedges		–	–	163.8	–	163.8	–	163.8
Translation differences		–	–	–829.7	–	–829.7	0.3	–829.4
Net income/expense recognized directly in equity		**–**	**–**	**–665.9**	**–**	**–665.9**	**0.3**	**–665.6**
Net income for the year		–	–	–	2,527.8	2,527.8	0.7	2,528.5
Total change excluding transactions with equity holders		**–**	**–**	**–665.9**	**2,527.8**	**1,861.9**	**1.0**	**1,862.9**
Dividend paid to shareholders of the Parent Company		–	–	–	–730.1	–730.1	–	–730.1
Closing balance 2004 according to IFRS		**365.1**	**7,362.6**	**–665.9**	**4,764.5**	**11,826.3**	**16.6**	**11,842.9**

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the annual report for 2004 since the Swedish standard corresponding to IAS 19 - RR 29 was implemented under Swedish GAAP as per January 1, 2004.

[2] IFRS 3 required that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, should be reversed to equity net of deferred tax.

[3] Minority interests are under IFRS treated as a separate component of shareholders' equity.

Table 7. Consolidated Balance Sheet January 1, 2005 in the Annual Report Format

MSEK	Note	Before IAS 39 January 1, 2005	Effects of transition to IAS 39	After IAS 39 January 1, 2005
ASSETS				
Fixed assets				
Goodwill		15,301.9	–	15,301.9
Acquisition related intangible fixed assets		433.2	–	433.2
Other intangible fixed assets		268.6	–	268.6
Buildings and land		1,043.2	–	1,043.2
Machinery and equipment		4,776.8	–	4,776.8
Deferred tax assets	5	1,441.6	1.1	1,442.7
Interest-bearing financial fixed assets	5	138.2	2,467.0	2,605.2
Other long-term receivables		434.0	–	434.0
Total fixed assets		**23,837.5**	**2,468.1**	**26,305.6**
Current assets				
Inventories		608.6	–	608.6
Accounts receivable		8,828.0	–	8,828.0
Other current receivables		2,448.2	–	2,448.2
Short-term investments	5	2,192.1	–	2,192.1
Cash and bank deposits	5	928.3	–	928.3
Total current assets		**15,005.2**	–	**15,005.2**
TOTAL ASSETS		**38,842.7**	**2,468.1**	**41,310.8**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Share capital		365.1	–	365.1
Other capital contributed		7,362.6	–	7,362.6
Other reserves		–665.9	–	–665.9
Retained earnings	5	4,764.5	–2.7	4,761.8
Total shareholders' equity attributable to the equity holders of the Parent Company		**11,826.3**	**–2.7**	**11,823.6**
Minority interests		16.6	–	16.6
Total shareholders' equity		**11,842.9**	**–2.7**	**11,840.2**
Long-term liabilities				
Long-term convertible debenture loans	5	3,940.6	31.6	3,972.2
Other long-term loan liabilities	5	6,201.2	2,362.8	8,564.0
Other long-term liabilities		90.8	–	90.8
Provisions for pensions and similar commitments		851.4	–	851.4
Deferred tax liability		474.9	–	474.9
Other provisions		790.0	–	790.0
Total long-term liabilities		**12,348.9**	**2,394.4**	**14,743.3**
Current liabilities				
Other short-term loan liabilities	5	3,749.9	76.4	3,826.3
Accounts payable		1,411.4	–	1,411.4
Other current liabilities		9,489.6	–	9,489.6
Total current liabilities		**14,650.9**	**76.4**	**14,727.3**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**38,842.7**	**2,468.1**	**41,310.8**
Net debt		**–10,633.1**	**–3.8**	**–10,636.9**

Table 8. Consolidated Changes in Shareholders' Equity as per January 1, 2005 in the Annual Report Format

MSEK	Note	Shareholders' equity attributable to the equity holders of the Parent Company					Minority interests	Total
		Share capital	Other capital contributed	Other reserves	Retained earnings	Total		
Opening balance 2005 according to IFRS		**365.1**	**7,362.6**	**–665.9**	**4,764.5**	**11,826.3**	**16.6**	**11,842.9**
Effects of change in accounting principle IAS 39	5	–	–	–	–2.7	–2.7	–	–2.7
Opening balance 2005 according to IFRS		**365.1**	**7,362.6**	**–665.9**	**4,761.8**	**11,823.6**	**16.6**	**11,840.2**

NOTE A GOODWILL

MSEK	Jan 1, 2004	Dec 31, 2004
Goodwill under Swedish GAAP	**14,777.8**	**14,508.3**
Reclassification of contract portfolios to acquisition related intangible fixed assets	–241.1	–457.9
Reclassification of goodwill from other intangible fixed assets	123.5	114.5
Total change relating to reclassifications	**–117.6**	**–343.4**
Reversal of goodwill amortization from income statement		1,149.7
Translation difference on reversal of goodwill amortization	–	–59.8
Reversal of amortization reclassified from operating income before amortization	–	9.0
Reversal of restructuring provisions	–	–30.9
Deferred tax relating to acquisition related intangible fixed assets	–	69.0
Total change relating to effects from transition to IFRS	–	**1,137.0**
Goodwill under IFRS	**14,660.2**	**15,301.9**

NOTE B ACQUISITION RELATED INTANGIBLE FIXED ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Acquisition related intangible fixed assets under Swedish GAAP		
Reclassification of contract portfolios from goodwill	241.1	457.9
Reclassification of contract portfolios from other intangible fixed assets	66.5	48.8
Total change relating to reclassifications	**307.6**	**506.7**
Amortization of acquisition related intangible fixed assets from goodwill		–76.5
Translation difference on amortization	–	3.0
Total change relating to effects from transition to IFRS		**–73.5**
Acquisition related intangible fixed assets under IFRS	**307.6**	**433.2**

NOTE C OTHER INTANGIBLE FIXED ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Other intangible fixed assets under Swedish GAAP	**384.7**	**431.9**
Reclassification of contract portfolios to acquisition related intangible fixed assets	–66.5	–48.8
Reclassification of other intangible fixed assets to goodwill	–123.5	–114.5
Total change	**–190.0**	**–163.3**
Other intangible fixed assets under IFRS	**194.7**	**268.6**

NOTE D DEFERRED TAX ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Deferred tax assets under Swedish GAAP	**1,491.8**	**1,442.2**
Deferred tax on change of pensions and other employee related benefits to IAS 19	109.7	–
Deferred tax on restructuring expenses	–	2.4
Deferred tax on reversal of opening balance of restructuring provisions	–2.3	–2.3
Deferred tax on reversal of restructuring provisions from goodwill	–	–0.9
Translation differences	–	0.2
Total change	**107.4**	**–0.6**
Deferred tax assets under IFRS	**1,599.2**	**1,441.6**

NOTE E OTHER LONG-TERM RECEIVABLES

MSEK	Jan 1, 2004	Dec 31, 2004
Other long-term receivables under Swedish GAAP	**953.4**	**434.0**
Reclassification of pensions and other employee related benefits	7.9	–
Change of pensions and other employee related benefits according to IAS 19	–380.1	–
Total change	**–372.2**	–
Other long-term receivables under IFRS	**581.2**	**434.0**

NOTE F ACCOUNTS RECEIVABLE

MSEK	Jan 1, 2004	Dec 31, 2004
Accounts receivable under Swedish GAAP	**6,736.0**	**7,279.0**
Recognition of accounts receivable under securitization	1,636.9	1,549.0
Total change	**1,636.9**	**1,549.0**
Accounts receivable under IFRS	**8,372.9**	**8,828.0**

NOTE G OTHER CURRENT RECEIVABLES

MSEK	Jan 1, 2004	Dec 31, 2004
Other current receivables under Swedish GAAP	**2,433.4**	**2,448.2**
Reclassification of pensions and other employee related benefits	–11.5	
Total change	**–11.5**	–
Other current receivables under IFRS	**2,421.9**	**2,448.2**

NOTE H PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

MSEK	Jan 1, 2004	Dec 31, 2004
Provisions for pensions and similar commitments under Swedish GAAP	**32.6**	**851.4**
Reclassification of pensions and other employee related benefits	367.4	
Change of pensions and other employee related benefits according to IAS 19	440.6	–
Total change	**808.0**	
Provisions for pensions and similar commitments under IFRS	**840.6**	**851.4**

NOTE I DEFERRED TAX LIABILITY

MSEK	Jan 1, 2004	Dec 31, 2004
Deferred tax liability under Swedish GAAP	**465.0**	**408.8**
Deferred tax on change of pensions and other employee related benefits to IAS 19	–180.2	
Deferred tax relating to acquisition related intangible fixed assets	–	69.0
Amortization of tax relating to acquisition related intangible fixed assets	–	–2.9
Translation differences	–	–
Total change	**–180.2**	**66.1**
Deferred tax liability under IFRS	**284.8**	**474.9**

NOTE J OTHER PROVISIONS

MSEK	Jan 1, 2004	Dec 31, 2004
Other provisions under Swedish GAAP	**1,607.5**	**821.2**
Reclassification of pensions and other employee related benefits	–319.3	–
Reversal of opening balance provisions for restructuring	–26.5	–26.5
Reversal of restructuring provisions from goodwill	–	–30.9
Reversal of cash paid out to acquisition related restructuring costs	–	26.5
Translation differences	–	–0.3
Total change	**–345.8**	**–31.2**
Other provisions under IFRS	**1,261.7**	**790.0**

NOTE K OTHER SHORT-TERM LOAN LIABILITIES

MSEK	Jan 1, 2004	Dec 31, 2004
Other short-term loan liabilities under Swedish GAAP	**2,458.6**	**2,200.9**
Recognition of funding of accounts receivables under securitization	1,636.9	1,549.0
Total change	**1,636.9**	**1,549.0**
Other short-term loan liabilities under IFRS	**4,095.5**	**3,749.9**

NOTE L OTHER CURRENT LIABILITIES

MSEK	Jan 1, 2004	Dec 31, 2004
Other current liabilities under Swedish GAAP	**8,482.7**	**9,489.6**
Reclassification of pensions and other employee related benefits	–51.7	–
Total change	**–51.7**	–
Other current liabilities under IFRS	**8,431.0**	**9,489.6**

Statement of income

MSEK	NOTE	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Administrative contribution and other revenues	39	479.7	501.9	501.9
Gross income		**479.7**	**501.9**	**501.9**
Administrative expenses	41, 42	–469.6	–629.4	–629.4
Operating income/loss		**10.1**	**–127.5**	**–127.5**
Result of financial investments				
Result of sale of shares in subsidiaries	39	–46.4	3,238.2	3,238.2
Dividend	39	4,618.7	4,378.6	4,378.6
Interest income	39	1,196.7	1,068.4	1,068.4
Interest expenses	39	–1,567.8	–1,586.8	–1,586.8
Other financial income and expenses, net	43	75.2	212.8	212.8
Total financial income and expenses		**4,276.4**	**7,311.2**	**7,311.2**
Income after financial items		**4,286.5**	**7,183.7**	**7,183.7**
Appropriations				
Allocation to tax allocation reserve		8.1	4.8	4.8
Difference between book depreciation and depreciation according to plan		1.6	3.7	3.7
Total appropriations		**9.7**	**8.5**	**8.5**
Income before taxes		**4,296.2**	**7,192.2**	**7,192.2**
Current taxes	44	–32.4	–4.7	–4.7
Net income for the year		**4,263.8**	**7,187.5**	**7,187.5**

Statement of cash flow

MSEK	NOTE	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Operations				
Operating income/loss		10.1	–127.5	–127.5
Reversal of depreciation		10.4	11.0	11.0
Financial items received		3,669.3	9,328.1	9,328.1
Financial items paid		–1,593.5	–1,715.6	–1,715.6
Current taxes paid		–11.4	–11.3	–11.3
Change in other operating capital employed		–202.6	180.7	180.7
Cash flow from operations		**1,882.3**	**7,663.4**	**7,663.4**
Investing activities				
Investments in fixed assets		–7.5	–1.8	–1.8
Shares in subsidiaries		–8,908.0	–15,766.3	–15,766.3
Cash flow from investing activities		**–8,915.5**	**–15,768.1**	**–15,768.1**
Financing activities				
Dividend paid		–1,095.2	–730.1	–730.1
Premature redemption of convertible debenture loans	29	–1,780.0	–	–
Change in interest-bearing net debt, excluding liquid assets		9,508.0	10,838.7	10,838.7
Cash flow from financing activities		**6,632.8**	**10,108.6**	**10,108.6**
Cash flow for the year		**–400.4**	**2,003.9**	**2,003.9**
Liquid assets at beginning of year		2,159.0	155.1	155.1
Liquid assets at year-end	50	**1,758.6**	**2,159.0**	**2,159.0**

Balance sheet

MSEK	NOTE	RR 32 2005	RR 32 2004	Swedish GAAP 2004
ASSETS				
Fixed assets				
Other intangible fixed assets	45	21.5	23.9	23.9
Machinery and equipment	46	2.2	2.7	2.7
Shares in subsidiaries	47	54,397.2	45,489.2	45,489.2
Shares in associated companies	48	163.8	–	–
Interest-bearing financial fixed assets		42.5	80.0	80.0
Other long-term receivables		54.6	254.0	254.0
Total fixed assets		**54,681.8**	**45,849.8**	**45,849.8**
Current assets				
Current receivables from subsidiaries		3,501.9	1,180.1	1,180.1
Interest-bearing current receivables from subsidiaries		13,262.0	15,550.4	15,550.4
Other current receivables		0.1	6.5	6.5
Tax assets		16.0	37.0	37.0
Prepaid expenses and accrued income	49	521.3	499.6	499.6
Short-term investments	50	1,758.6	2,067.3	2,067.3
Cash and bank deposits	50	0.0	91.7	91.7
Total current assets		**19,059.9**	**19,432.6**	**19,432.6**
TOTAL ASSETS		**73,741.7**	**65,282.4**	**65,282.4**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Restricted equity				
Share capital		365.1	365.1	365.1
Legal reserve		7,362.6	695.2	695.2
Premium reserve		–	6,667.4	6,667.4
Total restricted equity		**7,727.7**	**7,727.7**	**7,727.7**
Non-restricted equity				
Retained earnings		19,907.9	13,815.6	13,815.6
Net income for the year		4,263.8	7,187.5	7,187.5
Total non-restricted equity		**24,171.7**	**21,003.1**	**21,003.1**
Total shareholders' equity	51	**31,899.4**	**28,730.8**	**28,730.8**
Untaxed reserves				
Tax allocation reserve			8.1	8.1
Accumulated accelerated depreciation		7.8	9.4	9.4
Total untaxed reserves		**7.8**	**17.5**	**17.5**
Long-term liabilities				
Long-term liabilities to subsidiaries		7.7	152.6	152.6
Long-term interest-bearing liabilities to subsidiaries		54.3	45.1	45.1
Long-term convertible debenture loans	52	2,386.4	3,940.6	3,940.6
Other long-term loan liabilities		3,878.1	5,667.0	5,667.0
Other long-term liabilities		56.6	–	–
Total long-term liabilities	53	**6,383.1**	**9,805.3**	**9,805.3**
Current liabilities				
Current liabilities to subsidiaries		181.0	68.0	68.0
Interest-bearing current liabilities to subsidiaries		27,409.0	23,118.7	23,118.7
Group account bank overdraft		642.3	782.3	782.3
Other short-term loan liabilities		6,660.8	2,075.1	2,075.1
Accounts payable		12.7	9.5	9.5
Accrued expenses and prepaid income	54	540.6	516.2	516.2
Other current liabilities		5.0	159.0	159.0
Total current liabilities		**35,451.4**	**26,728.8**	**26,728.8**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**73,741.7**	**65,282.4**	**65,282.4**
Pledged assets		None	None	None
Contingent liabilities	55	4,816.5	3,645.4	3,645.4

Parent Company changes in shareholders' equity

MSEK	Share capital*	Legal reserve	Premium reserve	Non-restricted equity	Total
Opening balance 2004	**365.1**	**696.2**	**6,667.4**	**14,545.7**	**22,273.4**
Net income for the year	–	–	–	7,187.5	7,187.5
Total change excluding transactions with equity holders	**–**	**–**	**–**	**7,187.5**	**7,187.5**
Dividend paid	–	–	–	–730.1	–730.1
Opening balance 2005	**365.1**	**696.2**	**6,667.4**	**21,003.1**	**28,730.8**
Transfer of opening balance Premium reserve	–	6,667.4	–6,667.4	–	–
Net income for the year	–	–	–	4,263.8	4,263.8
Total change excluding transactions with equity holders	**–**	**6,667.4**	**–6,667.4**	**4,263.8**	**4,263.8**
Dividend paid	–	–	–	–1,095.2	–1,095.2
Closing balance 2005	**365.1**	**7,362.6**	**–**	**24,171.7**	**31,899.4**

* For information regarding the numbers of shares outstanding refer to Note 51.

NOTE 38 ACCOUNTING PRINCIPLES

The Parent Company's financial statements are from January 1, 2005 prepared in accordance with the Swedish Annual Accounts Act and RR 32 Reporting by Legal Entities. The adoption of RR 32 has not resulted in any adjustments of previously reported periods. The Parent Company thus follows the same accounting principles as the Group when relevant and except in the cases stated below. The divergences that exists between the Parent Company's and the Group's accounting principles are a result of the restrictions that the Swedish Annual Accounts Act, the Swedish Act on Safeguarding of Pension Committments, etc and the options in RR 32 lay down for the adoption of IFRS in the Parent Company.

IAS 17 Leasing

Finance leases cannot be accounted for on legal entity level since specific ordinances for the taxation are not available or are not complete. Finance leases can therefore on legal entity level be accounted for according to the requirements for operational leases. This limitation lacks practical implications since the Parent Company has not entered into any leasing agreements that could be classified as finance leases.

IAS 19 Employee benefits

According to the Swedish Act on Safeguarding of Pension Committments, etc the Parent Company cannot recognize defined benefit plans on legal entity level. This limitation has no material impact on the employee benefits relating to the employees of the Parent Company. Pension solutions either fall within the framework of the ITP-plan that is insured via Alecta, and which is described under the Group's accounting principles or in all material aspects consists of other defined contribution plans.

IAS 39 Financial Instruments: Recognition and Measurement

The Parent Company has in accordance with the transition rules in RR 32 decided to adopt IAS 39 from 2006. The accounting treatment of financial instruments in 2005 thus follows previous Swedish GAAP, as explained below.

Short-term investments are accounted according to the lower of cost or market principle if they pertain to transferable securities, and at acquisition value for bank deposits.

Convertible debenture loans are compound financial instruments whose financial liability (the loan) and the shareholders' equity-related instrument (the issued put) should be accounted separately at the time of issue. Because the convertible debenture loan 2002/2007 series 1–4 was issued at market interest, the related shareholders' equity-related instrument constituted an insignificant portion of the issue proceeds, whereupon the convertible debenture loan was classified as a financial liability in its entirety.

Bond loans issued are accounted at amortized cost, which means the present value of future payments calculated by the effective historical rate of interest at the time of issue.

Commercial paper has been issued as part of a short-term Swedish commercial paper program and accounted under Other short-term loan liabilities at the original settlement value. Accrued interest is accounted under Accrued interest expenses using a linear valuation method. Due to the short tenor of issued commercial paper, the difference between accrued interest estimated linearly and by discounting is immaterial.

Loan receivables and loan liabilities hedged through forward currency contracts are valued at the spot rate on the day the hedge was entered. Forward premiums and discounts, that is the difference between the forward rate and the spot rate, are accounted as interest. Interest rate derivatives are used for hedging purposes only and accounted through the deferral of unrealized gains and losses, known as deferral hedge accounting. As a result, the Group's gain or loss from interest rate derivatives comprises only interest income and interest expenses based on actual cash flows from interest rate derivatives. Option premiums paid are expensed over the term of the hedged position and are accounted as interest expenses.

URA 7 Group Contributions and Capital Contributions

Group contributions received by the Parent Company are deemed to be dividends and are thus recognized as a financial income in the Parent Company.

NOTE 39 TRANSACTIONS WITH RELATED PARTIES

Transactions between the Parent Company and subsidiaries are priced in accordance with business principles.

Parent Company's transactions with subsidiaries comprise

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Administrative contributions and other revenues from subsidiaries	474.3	357.2	357.2
Result of sale of shares in subsidiaries[1]	–48.4	3,238.2	3,238.2
Dividends from subsidiaries	4,618.7	4,378.6	4,378.6
Interest income from subsidiaries	487.0	459.1	459.1
Interest expenses to subsidiaries	–479.5	–531.4	–631.4

[1] Result of sale of shares in subsidiaries in relation to internal restructuring.

Receivables and liabilities from/to subsidiaries and their distribution between interest-bearing and non-interest bearing items are reported in the balance sheet.

For information regarding benefits provided to senior management, refer to the Group information in Notes 7 and 11 to the Consolidated financial statements and Note 42.

For pledged assets and contingent liabilities on behalf of subsidiaries, refer to the information on pledged assets and contingent liabilities in connection with the balance sheet and in Note 55.

NOTE 40 FINANCIAL RISK MANAGEMENT

Disclosures for the Parent Company according to IAS 32 is provided below. For further information regarding financial risks, which are relevant for the Parent Company as well, refer to the Group's Note 5 and to the Parent Company's accounting principles in Note 38.

MSEK	Total fair value	Total book value
Net debt		
Interest-bearing financial fixed assets	42.3	42.5
Interest-bearing current receivables from subsidiaries	13,262.0	13,262.0
Short-term investments	1,758.6	1,758.6
Cash and bank deposits	0.0	0.0
Long-term interest-bearing loans to subsidiaries	–54.3	–54.3
Long-term convertible debenture loans	–2,388.4	–2,386.4
Other long-term loan liabilities	–4,895.7	–3,878.1
Interest-bearing current liabilities to subsidiaries	–27,409.0	–27,409.0
Group account bank overdraft	–642.3	–642.3
Other short-term loan liabilities	–7,213.2	–6,660.8
Total net debt according to the balance sheet	**–27,540.0**	**–25,967.8**
Derivative instruments		
Derivatives with positive fair value, long-term	986.7	–
Derivatives with positive fair value, short-term	697.0	–
Derivatives with negative fair value, long-term	–0.4	–
Derivatives with negative fair value, short-term	–63.7	–
Total derivative instruments	**1,619.6**	**–**
Total net debt including derivative instruments	**–25,920.4**	**–25,967.8**
Derivative instruments not included in net debt, positive fair value[1]	–	1.1
Derivative instruments not included in net debt, negative fair value[1]	–	–3.4
Total derivative instruments not included in net debt	**–**	**–2.3**
Total	**–25,920.4**	**–25,970.1**

[1] Included in total fair value under derivative instruments.

NOTE 41 OPERATING EXPENSES

Audit fees and reimbursements

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
PricewaterhouseCoopers			
– audit assignments	6.9	5.9	5.9
– other assignments	3.0	10.4	10.4
Total, PricewaterhouseCoopers	**9.9**	**16.3**	**16.3**
Other auditors			
– audit assignments	–	–	–
Total	**9.9**	**16.3**	**16.3**

NOTE 42 PERSONNEL

Average number of employees; distribution between women and men



	Women			Men			Total		
	RR 32 2005	RR 32 2004	Swedish GAAP 2004	RR 32 2005	RR 32 2004	Swedish GAAP 2004	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Sweden	14	12	12	15	11	11	29	23	23

In 2005, the number of Board members and Presidents were 11 (11) of which two (two) were women.

Staff costs

MSEK	RR 32 2005			RR 32 2004			Swedish GAAP 2004			Of which bonuses		
	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Board of Directors and Presidents	4.7	1.8	(–)	3.5	1.0	(–)	3.5	1.0	(–)		–	–
Other employees	42.7	21.6	(7.7)	38.2	23.7	(9.6)	38.2	23.7	(9.6)	9.4	8.9	8.9
Total	**47.4**	**23.4**	**(7.7)**	**41.7**	**24.7**	**(9.6)**	**41.7**	**24.7**	**(9.6)**	**9.4**	**8.9**	**8.9**

Securitas AB has in addition to the staff costs for 2005 recognized a pension liability for Juan Vallejo, a member of the Group Management. For further information refer to Note 7.

Securitas AB has in addition to the staff costs for 2004 paid out a gross amount including social security charges in relation to two long-term bonuses to the President and to another member of the Group Management amounting to MSEK 159.5. The company has received a corresponding amount from an insurance company and consequently the payments have not resulted in the recognition of any costs.

Sick leave

	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Total number of hours reported as sick leave among employees	**599.7**	**1,376.1**	**1,376.1**
Men, split on age:	37.5	105.0	105.0
<30 years	15.0		
30–49 years	22.5	67.5	67.5
>49 years		37.5	37.5
Women, split on age:	562.2	1,271.1	1,271.1
<30 years	195.0	37.5	37.5
30–49 years	352.2	581.1	581.1
>49 years	15.0	652.5	652.5
Normal working hours annualized per person: Employees total normal working hours	**56,550**	**44,850**	**44,850**
Men	27,300	21,450	21,450
Women	29,250	23,400	23,400
Sick leave in percent of normal working hours:			
Men	0.14%	0.49%	0.49%
Women	1.90%	5.43%	5.43%

NOTE 43 OTHER FINANCIAL INCOME AND EXPENSE, NET

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Exchange rate differences, net	101.9	167.4	167.4
Bank costs and similar profit/loss items	–12.1	–31.8	–31.8
Other items, net	–14.6	77.2	77.2
Total other financial income and expense, net	**75.2**	**212.8**	**212.8**

NOTE 44 TAXES

Statement of income
Tax expense

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Tax on income before taxes			
– current taxes	–32.4	–4.7	–4.7

The Swedish corporate tax rate was 28 percent in 2005 and 2004.

Difference between statutory Swedish tax rate and actual tax expense for the Parent Company

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Tax based on Swedish tax rate 28%	–1,203	–2,014	–2,014
Tax effect related to non-taxable income	1,116	2,013	2,013
Tax effect related to non-deductible expenses	–57	–38	–38
Tax effect on tax loss carryforwards	112	34	34
Actual tax charge	**–32**	**–5**	**–5**

Tax effects of non-taxable income mainly relates to dividends from subsidiaries companies and capital gains resulting from the disposal of subsidiaries.
Tax effects of non-deductible expenses mainly relates to capital losses resulting from the disposal of subsidiaries.
Deferred taxes regarding tax loss carryforwards and untaxed reserves are recognized in the Group's accounts, refer to Note 14.

Tax loss carryforwards
The loss carryforwards for the Parent Company amounted to MSEK 0 (396 and 396) as of December 31, 2005.

NOTE 45 OTHER INTANGIBLE FIXED ASSETS

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Opening balance	51.5	50.5	50.5
Capital expenditures	6.9	1.0	1.0
Closing accumulated balance	**58.4**	**51.5**	**51.5**
Opening amortization	–27.6	–17.9	–17.9
Amortization for the year	–9.3	–9.7	–9.7
Closing accumulated amortization	**–36.9**	**–27.6**	**–27.6**
Closing residual value	**21.5**	**23.9**	**23.9**

NOTE 46 MACHINERY AND EQUIPMENT

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Opening balance	9.0	10.9	10.9
Capital expenditures	0.6	0.8	0.8
Sales/disposals	0.0	–2.7	–2.7
Closing accumulated balance	**9.6**	**9.0**	**9.0**
Opening depreciation	–6.3	–7.7	–7.7
Sales/disposals	–	2.7	2.7
Depreciation for the year	–1.1	–1.3	–1.3
Closing accumulated depreciation	**–7.4**	**–6.3**	**–6.3**
Closing residual value	**2.2**	**2.7**	**2.7**

NOTE 47 SHARES IN SUBSIDIARIES[1]

Subsidiary name	Corporate registration no.	Domicile	Number of shares	% of share capital	% of voting rights	Book value Parent Company
Securitas Holdings Inc.	95-4754543	Parsippany	100	100	100	3,355.7
Securitas Nordic Holding AB	556248-3627	Stockholm	1,000,000	100	100	4,476.8
Securitas Cash Handling Services Holding AB	556620-8095	Stockholm	1,000	100	100	1,948.6
Securitas Systems AB	556436-6267	Stockholm	5,000	100	100	3,891.3
Securitas Direct AB	556222-9012	Linköping	109,000	100	100	243.6
Securitas Deutschland Finanz Holding GmbH	HRB 33348	Düsseldorf	100%	100	100	2,345.2
Securitas Seguridad Holding SL	B83446831	Madrid	30,100	100	100	6,879.9
Securitas Services Holding Ltd	2073469	London	502,000	100	100	898.9
Securitas Services International B.V.	33287487	Amsterdam	25,000	100	100	4,343.1
Protectas S.A.	CH-550-0084385-3	Lausanne	25,000	100	100	32.8
Securitas Direct S.A.	272139	Bern	500,000	100	100	2.1
Securitas Sicherheitsdienstleistungen GmbH	FN148202w	Vienna	100	100	100	58.3
Securitas N V	0427.388.334	Brussels	1,000	100	100	272.8
Alert Services Holding N V	RPR617707	Brussels	3,311,669	53.01	53.01	576.3
Securitas Transporte é Tratamento De Valores S.A.	506832768	Lisboa	410,000	100	100	5.0
Securitas KFT	Cg.01-09-721946	Budapest	100%	100	100	0.9
Securitas Polska Sp z o o	36743	Warsaw	594,000	100	100	15.7
Securitas Eesti AS	10188743	Tallinn	1,371	100	100	32.1
Securitas CR s r o	CZ43872026	Prague	100%	100	100	8.8
Securitas Canada Ltd	036580-6	Montreal	4,004	100	100	85.6
Grupo Securitas Mexico, S.A. de C.V.	GSM930817U48	Monterrey	5,000	100	100	14.5
Organización Fiel S.A.	1587929	Buenos Aires	1,412,000	100	100	13.5
Securitas Treasury Ireland Ltd	152440	Dublin	21,075,470	100	100	2,344.0
Securitas Group Reinsurance Ltd	317030	Dublin	50,000,000	100	100	576.5
Securitas Toolbox Ltd	316907	Dublin	100	100	100	[illegible]
Securitas Cash Handling Services Reinsurance Ltd	152439	Dublin	500,000	100	100	242.4
Securitas Rental AB	556376-3829	Stockholm	1,000	100	100	3.6
Securitas Invest AB	556630-3995	Stockholm	1,000	100	100	21,719.7
Securitas Transport Aviation Security AB	5566691-8917	Stockholm	100,000	100	100	5.1
Other holdings						4.4
Total shares in subsidiaries						**54,397.2**

[1] A complete specification of subsidiaries can be obtained from the Parent Company.

NOTE 48 SHARES IN ASSOCIATED COMPANIES

Holdings 2005

Company	Domicile	Shares in equity, %	Book value
Securitas Employee Convertible 2002 Holding S.A.	Luxembourg	43.1	163.8
Total shares in associated companies	–	–	**163.8**

NOTE 49 PREPAID EXPENSES AND ACCRUED INCOME

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Prepaid rents	0.2	0.3	0.3
Prepaid financial expenses	43.0	60.0	60.0
Other prepaid expenses	6.2	5.9	5.9
Accrued interest income	471.9	433.4	433.4
Total prepaid expenses and accrued income	**521.3**	**499.6**	**499.6**

NOTE 50 LIQUID ASSETS

Liquid assets include Cash and bank deposits and Short-term investments with a maximum duration of 90 days.

In the Parent Company's balance sheet, utilized internal credits in the Swedish cash-pool account are reported under the Group account bank overdraft.

Short-term investments refer to fixed interest rate bank deposits valued at cost.

NOTE 51 CHANGES IN SHAREHOLDERS' EQUITY

Number of shares outstanding December 31, 2005			MSEK
Series A	17,142,600	each with a par value of SEK 1.00	17.1
Series B	347,916,297	each with a par value of SEK 1.00	348.0
Total	365,058,897		365.1

The number of shares, Series A and Series B, is unchanged in relation to December 31, 2004. The maximum number of shares after full dilution by conversion of convertible debenture loan is 17,142,600 Series A shares and 357,872,800 Series B shares, in total 375,015,400 shares.

Dividend

The Board of Directors and the President propose a dividend to the shareholders of the Parent Company of SEK 3.50 per share, or a total of MSEK 1,277.7. The dividend to the shareholders for the previous year, 2004, which was paid to the shareholders in 2005, was SEK 3.00 per share, or a total of MSEK 1,095.2. The dividend for the year 2003, which was paid to the shareholders in 2004, was SEK 2.00 per share, or a total of MSEK 730.1.

NOTE 52 CONVERTIBLE DEBENTURE LOANS

For information on convertible debenture loans, refer to the information for the Group and Parent Company in Note 29.

NOTE 53 LONG-TERM LIABILITIES

Long-term liabilities fall due for payment as follows

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Maturity ≤ 5 years	6,332.1	9,805.3	9,805.3
Maturity > 5 years	51.0	–	–
Total long-term liabilities	6,383.1	9,805.3	9,805.3

NOTE 54 ACCRUED EXPENSES AND PREPAID INCOME

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Staff-related items	20.5	41.1	41.1
Accrued financial expenses	–	8.7	8.7
Accrued interest expenses	515.7	458.1	458.1
Other accrued expenses	4.4	8.3	8.3
Total accrued expenses and prepaid income	540.6	516.2	516.2

NOTE 55 CONTINGENT LIABILITIES

MSEK	RR 32 2005	RR 32 2004	Swedish GAAP 2004
Sureties and guarantees[1]	4,723.1	3,506.8	3,506.8
Other contingent liabilities	93.4	138.6	138.6
Total contingent liabilities	4,816.5	3,645.4	3,645.4
(Of which bonus commitments)	–	(48.9)	(48.9)
(Of which on behalf of subsidiaries)	(4,816.5)	(3,596.5)	(3,596.5)

[1] The Parent Company carries guarantees for loan liabilities at full value even if the underlying facilities in the subsidiaries are not fully utilized.

The statements of income and the balance sheets of the Parent Company and the Group are subject to adoption by the Annual General Meeting on April 3, 2006.

Stockholm, February 16, 2006

Melker Schörling
Chairman

Gustaf Douglas
Vice Chairman

Annika Falkengren

Carl Douglas

Berthold Lindqvist

Fredrik Palmstierna

Stuart Graham

Sofia Schörling Högberg

Susanne Bergman Israelsson
Employee Representative

Gunnar Larsson
Employee Representative

Rune Lindblad
Employee Representative

Thomas Berglund
President and Chief Executive Officer

Our audit report has been submitted on February 17, 2006
PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Auditor in charge

Anna-Carin Bjelkeby
Authorized Public Accountant

To the Annual General Meeting of the shareholders of Securitas AB

Corporate identity number 556302-7241.

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the president of Securitas AB for the year 2005. The board of directors and the president are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the president and significant estimates made by the board of directors and the president when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the president. We also examined whether any board member or the president has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with international financial reporting standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the annual meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the president be discharged from liability for the financial year.

Stockholm February 17, 2006

PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Auditor in charge

Anna-Carin Bjelkeby
Authorized Public Accountant

Corporate Governance



Gerben van der Walten at Aroundio in Eindhoven, the Netherlands, and his colleagues work with franchisee recruitment to the Aroundio concept within Direct – an important prerequisite for expanding into new, interesting market.





Melker Schörling | Gustaf Douglas | Thomas Berglund | Annika Falkengren | Carl Douglas | Berthold Lindqvist






Fredrik Palmstierna | Stuart Graham | Sofia Schörling Högberg | Rune Lindblad | Susanne Bergman Israelsson | Gunnar Larsson

Board of Directors

Melker Schörling (Chairman) b. 1947
Director of Securitas AB since 1987 and Chairman since 1993.
Other board assignments: Chairman of Hexagon AB. Vice Chairman of AarhusKarlshamn AB and Assa Abloy AB. Director of Hennes & Mauritz AB.
Principal education: Master of Business Administration
Previously: President and CEO Securitas AB 1987–1992, President and CEO Skanska AB 1993–1997.
Shares in Securitas: 4,500,000 Series A-shares, 10,604,700 Series B-shares, privately and through Melker Schörling AB.

Gustaf Douglas (Vice Chairman) b. 1938
Chairman of Securitas AB 1985–1992 and Vice Chairman since 1993.
Other board assignments: Chairman of Investment AB Latour and Säkl AB. Director of Assa Abloy AB, Stiftelsen Svenska Dagbladet and the Conservative Party of Sweden.
Principal education: MBA Harvard with distinction
Previously: CEO Dagens Nyheter 1973-1980. Business owner. Owns with family Förvaltnings AB Wasatornet. Principal owner of Investment AB Latour and Säkl AB.
Shares in Securitas: through Investment AB Latour 4,000,000 Series A-shares and 22,500,000 Series B-shares, through Säkl AB 8,642,600 Series A-shares and 4,000,000 Series B-shares, and through Förvaltnings AB Wasatornet 4,000,000 Series B-shares.

Thomas Berglund b. 1952
Director of Securitas AB since 1993.
President of Securitas AB and Chief Executive Officer of the Securitas Group.
Other board assignments: None.
Principal education: Master of Business Administration
Previously: Joined the Group in 1985 after a previous career within the Swedish government administration and later as a consultant for the Swedish Management Group.
Shares in Securitas: 500,000 Series B-shares.

Annika Falkengren b. 1962
Director of Securitas AB since 2003.
President and Group Chief Executive Officer, SEB
Other board assignments: Director of Ruter Dam and Mentor.
Principal education: B.A., Business Administration and Economics, Wharton, Executive Development Program, Wharton, International Forum, IMD.
Previously: Several executive positions within SEB.
Shares in Securitas: 7,500 B-shares.

Carl Douglas b.1965
Deputy Director in Securitas AB since 1992. Director since 1999.
Business owner.
Other board assignments: Director of Assa Abloy AB, Swegon AB och Säkl AB.
Principal education: Bachelor of Arts.
Previously: Business owner.
Shares in Securitas: 100,000 B-shares.

Berthold Lindqvist b. 1938
Director of Securitas AB since 1994.
Other board assignments: Chairman of Munters AB. Director of Cardo AB, Trelleborg AB, JM AB, Novotek AB och Probi AB.
Principal education: Ing. Med. Dr.hc
Previously: Executive Vice President Wilhelm Sonesson AB 1983–1984. President and CEO Gambro 1984–1998.
Shares in Securitas: 2,000 B-shares.

Fredrik Palmstierna b. 1946
Director of Securitas AB since 1985.
CEO of Säkl AB.
Other board assignments: Director of Investment AB Latour, AB Fagerhult, Hultafors AB och Bravida ASA.
Principal education: Master of Business Administration. MBA.
Previously: CEO of Säkl AB since 1997.
Shares in Securitas: 90,224 B-shares.

Stuart E. Graham b. 1946
Director of Securitas AB since 2005.
President and CEO Skanska AB.
Other board assignments: Director of Skanska AB.
Principal education: Bachelor of Science Degree in Economics.
Previously: Various executive positions in the construction industry whereof 16 years within Skanska.
Shares in Securitas: 0.

Sofia Schörling Högberg b. 1978
Director of Securitas AB since 2005.
Trademark consultant within Essen International AB.
Other board assignments: None.
Principal education: Master of Business Administration
Shares in Securitas: 2,400 B-shares.

Employee representatives

Rune Lindblad b. 1947
Director of Securitas AB since 1995.
Employee Representative, Swedish Electricians' Union.
Service technician at Securitas Larm AB.
Shares in Securitas: 4,920 Series B-shares.

Susanne Bergman Israelsson b. 1958
Director of Securitas AB since 2004.
Employee representative, Vice Chairman of Swedish Transport Workers' Union local in Västerås, section 19.
Security officer at Securitas Bevakning AB.
Shares in Securitas: 0.

Gunnar Larsson b. 1959
Director of Securitas AB since 2005. Deputy Director of Securitas AB since 2002.
Employee Representative, Chairman of Swedish Transport Workers' Union local in Gothenburg.
Shares in Securitas: 0.

Deputies

Björn Drewa b. 1946
Deputy Director of Securitas AB since 1996.
Employee Representative, Salaried Employees' Union local in Stockholm.
Staff Engineer at Securitas.
Shares in Securitas: 0.

William Rosborg b. 1961
Deputy Director of Securitas AB since 2005.
Employee Representative, Swedish Transport Workers' Union local in Västerås, section 19.
Team leader.
Shares in Securitas: 0.

Rose-Mari Shen b. 1970
Deputy Director of Securitas AB since 2005.
Employee Representative, Swedish Transport Workers' Union local in Skövde, section 10.
Secretary, section Karlsborg, Securitas Bevakning AB.
Shares in Securitas: 16 B-shares.

Auditors

Göran Tidström b. 1946
Authorized Public Accountant, Auditor in charge, PricewaterhouseCoopers AB.
Auditor in charge of Securitas AB since 1999.
Principal education: Master of Business Administration
Previously: Auditor within PricewaterhouseCoopers AB since 1969.
Other audit assignments: TeliaSonera, Trelleborg, IFS, Studsvik and Arla Foods.
Other assignments: Chairman of EFRAG, European Financial Reporting Advisory Group and Director of IFAC, International Fedaration of Accountants.

Anna-Carin Bjelkeby b. 1966
Authorized Public Accountant, PricewaterhouseCoopers AB.
Auditor of Securitas AB since 2005.
Principal education: Master of Business Administration
Previously: Worked as an auditor since 1990. Business controller at GEAB the PhoneHouse 1996-1997.
Other audit assignments: Attendo and Spendrups Bryggeri.

For further information, please see the Report of the Board of the Directors - Corporate Governance, Independence of Board members, page 126.
Holdings and incentive programs are specified in Note 7, page 88, Remuneration to the Board of Directors and Senior Management. All figures refer to holdings in December 31, 2005.


Thomas Berglund

Håkan Winberg


Santiago Galaz


Tore K. Nilsen


Dick Seger


Clas Thelin


Juan Vallejo

Group Management

Thomas Berglund b. 1952
President of Securitas AB and Chief Executive Officer of the Securitas Group.
Shares in Securitas: 500,000 Series B-shares.

Thomas Berglund joined the Group in 1984 after a previous career within the Swedish government administration and later as a consultant for the Swedish Management Group. Thomas has an accountant background and holds a B.Sc in Economics and Business Administration. He has been the President and CEO of Securitas since 1993.

Håkan Winberg b. 1956
Executive Vice President and Chief Financial Officer, Securitas AB.
Shares in Securitas: 745,000 Series B-shares.

Håkan Winberg became a Controller at Securitas AB in 1985 after having the position as Controller at Investment AB Skrinet. He was appointed Chief Financial Officer in 1991 and also became Executive Vice President of the Securitas Group 1995. Håkan holds a B.Sc. in Economics and Business Administration and started his career as an auditor after finishing university in 1980.

Santiago Galaz b. 1959
Divisional President of Security Services USA.
Shares in Securitas: 175,000 Series B-shares.

Santiago Galaz has been in the security business for over twenty years. He joined Securitas in 1995 as the Managing Director of Security Services Spain after twelve years at the Eulen Group, one of the largest services groups in Spain. In 1997 he was appointed the Spanish Country Manager for Security Services, Systems and Cash Handling and later became President of Cash Handling Services Europe. He was appointed Divisional President of Security Services USA in March 2003.

Tore K. Nilsen b. 1956
Divisional President, Security Services Europe.
Shares in Securitas: 153,811 Series B-shares.

Tore K. Nilsen joined Securitas as a sales representative for Securitas Services in Stavanger, Norway after eight years as a police officer and has been with the company for 19 years. Tore K. Nilsen has a degree from the Norweigan Police Academy. In 1988 he was appointed Branch Manger for Stavanger where he stayed for a year before becoming the Area Manager for Rogaland and later Oslo. Before becoming the Divisional President of Security Services Europe he was the Managing Director for Securitas AS, Norway for five years.

Dick Seger b. 1953
Divisional President of Direct.
Shares in Securitas: 89,224 Series B-shares.

Dick Seger has been with the company for 22 years and joined the company as an Export Manager for Security Systems in 1984. After four years he became the President for Securitas Direct AB, Sweden and in 1997 he was appointed Divisional President for Direct.

Clas Thelin b. 1954
Divisional President of Cash Handling Services.
Shares in Securitas: 139,198 Series B-shares.

Clas Thelin joined Securitas as the Divisional President of Cash Handling Services in February 2004. He has previously worked for Securitas both as Vice President for Securitas Sweden AB and the President for Securitas Teknik AB. For ten years he was based in America as the President and CEO of Assa Abloy Americas. Clas has a Master of Engineering degree from the Royal institute of technology in Stockholm and started his career at ASEA in Ludvika in Sweden.

Juan Vallejo b. 1957
Divisional President of Security Systems.
Shares in Securitas: 148,000 Series B-shares.

Juan Vallejo joined Securitas as Country President for Portugal in 1990 where he stayed for two years. In 1992 he became Country President for Spain and later Country President for Sweden before taking on the role as Head of Securitas' Nordic operations. After the divisionalization in 2000, Juan was appointed Divisional President for Security Systems Europe and in 2003, he assumed the responsibility for the combined European and U.S. Systems businesses.

Holdings and incentive programs are specified in Note 7, page 88, Remuneration to the Board of Directors and Senior Management. All figures refer to holdings in December 31, 2005.

Report of the Board of Directors – Corporate governance

Securitas AB is a Swedish public company with its registered office in Stockholm, Sweden. Securitas AB, which has been listed on the Stockholm Stock Exchange since 1991, is governed by the Swedish Companies Act and Swedish stock exchange rules.

Securitas approach to corporate governance

Securitas is committed to meeting high standards of Corporate Governance. The ultimate aim of the Corporate Governance is to lead Securitas to success.

Framework - New Swedish Code

The new Swedish Code for Corporate Governance entered into force as of July 1, 2005. The rules represent an addition mainly to the provisions in the Swedish Companies Act on a company's organisation, but also to the relatively extensive self regulation that exists in the area of Corporate Governance. The code is based on the principle 'comply or explain'. Under this principle a company following the Code may depart for individual rules; however, in that event it must provide an explanation stating the reason for each departure reported.

Compliance to New Swedish Code

Securitas has published principles for corporate governance in previous Annual Reports and as separate section on the Group website. Securitas comply with the Swedish Code for Corporate Governance and provide explanations for the following deviations;

- There is no majority of non Board members in the nomination committee and the chair of the Board of is the chair of the nomination committee.
- The majority of the Directors elected by the shareholders' meeting are not considered independent of the company and its management.
- The Board of Directors and the Managing Director have not, immediately before signing the annual report, certified that the annual accounts have been prepared in accordance with good accounting practices for a stock market company.
- The number of audit committee members does not amount to at least three members and the majority of members are not considered independent of the company and its management.

Deviations from the Swedish Code for Corporate Governance are described and explained in more detail under each section below.

Significant shareholders

The principal shareholders in Securitas AB on December 31, 2005 were Investment AB Latour, which together with Förvaltnings AB Wasatornet and Säkl AB held 11.0 percent (11.9) of the share capital and 29.7 percent (30.3) of the votes, and Melker Schörling AB, with 4.2 percent (4.2) of the capital and 10.7 percent (10.7) of the votes. These shareholders are represented on the Board of Directors by Gustaf Douglas, Carl Douglas, Fredrik Palmstierna, Melker Schörling and Sofia Schörling Högberg. The company's share capital consisted of 17,142,600 Series A-shares and 347,916,297 Series B-shares as of December 31, 2005. Each Series A-share carries ten votes and each Series B-share one vote. In the event that the company issues new Series A and B-shares, current shareholders have the preferential right to subscribe for new shares of the same series in proportion to their existing holdings.

Annual General Meeting

Shareholders are able to exercise their influence at the Annual General Meeting, which is the company's highest decision-making body. Shareholders' meetings for Securitas are held annually and are open to all shareholders in Securitas. The Annual General Meeting also provides shareholders with an opportunity to ask questions directly to the Chairman of the Board, the Board of Directors and the President and CEO, even though the company strives to respond to queries from shareholders as they arise during the year. The company's auditors are present at the meeting. The Annual General Meeting resolves, among other things, on the following issues:

- adoption of income statement and balance sheet
- appropriation of the company's profit or loss
- appointment of nomination committee members
- discharge of the Directors of the Board and the Managing Director from their liability
- election of Directors of the Board, Chairman of the Board and appointment of Auditors
- determination of fees for the Board of Directors and the Auditors

At the 2005 Annual General Meeting of Securitas AB (publ) on April 7, the following was resolved:

Adoption of income statement and balance sheet

The Annual General Meeting resolved;

(a) to adopt the presented income statement and balance sheet and the consolidated income statement and consolidated balance sheet,

(b) that the profit at the disposal of the General Meeting, that is

	SEK
Retained earnings	13.815.550.416
Net income for the year	7.187.564.039
Total	21.003.114.455

according to the proposal by the Board of Directors and the Managing Director, should be disposed of as follows:

to be paid to the shareholders

	SEK
Dividend of SEK 3.00 per share	1.095.176.691
To carry forward	19.907.937.764
Total	21.003.114.455

(c) that April 12, 2005 should be determined as record day for dividend, and

(d) that the Board of Directors and the Managing Director should be discharged from liability for the financial year 2004.

Election of Board of Directors and Chairman of the Board

The Annual General Meeting resolved that the number of Board Members should be nine with no deputy members. The meeting re-elected Thomas Berglund, Annika Falkengren, Carl Douglas, Gustaf Douglas, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling and elected the new board members Stuart Graham, CEO of the Swedish construction company Skanska and Sofia Schörling Högberg, trademark consultant. Melker Schörling was re-elected Chairman of the Board. Fees to the Board of Directors shall amount to SEK 3,950,000 in total (excluding fees for committee work).

Nomination Committee

Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) and Annika Andersson (Fourth Swedish National Pension Fund) were re-elected members of the Nomination Committee before the next Annual General Meeting.

Auditors

The auditing firm PricewaterhouseCoopers AB, with authorized public accountant Göran Tidström as chief auditor, was elected as auditors at the AGM of 2004 for a period of four years.

Dividend

According to the proposal of the Board of Directors, the Annual General Meeting resolved to declare a dividend of SEK 3.00 per share.

Approval of repurchase of incentive program

The Annual General Meeting approved the repurchase of incentive program and thereby related prepayment of convertible bonds, in accordance with the proposal of the Board of Directors.

Annual General Meeting 2006

An invitation to the Annual General Meeting of 2006, which will be held in Stockholm on April 3, will be announced at least four weeks prior to the meeting.

Nomination Committee

The Nomination Committee is established by the Annual General Meeting of the company with the task of preparing the election of members of the Board of Directors and the election of the Chairman of the Board, the establishment of fees to the Board of Directors and other related matters before the forthcoming Annual General Meetings. In addition, the Committee shall, before such General Meetings where election of auditors shall take place, after consultation with the Board of Directors and Audit Committee, prepare the election of auditors, the resolution on fees to the auditors, and matters pertaining thereto.

At the Annual General Meeting held on April 7, 2005, Gustaf Douglas, Melker Schörling, representing the principal owners of Securitas AB with 15 % of the share capital and 40% of the votes, together with Marianne Nilsson (representing Robur with 3.0 % of the share capital and 2.1 % of the votes) and Annika Andersson (representing Fourth Swedish National Pension Fund with 2.3 % of the share capital and 1.6% of the votes) were re-elected members of the Nomination Committee before the Annual General Meeting 2006.

The committee's work is established in the 'Procedure and Instructions for the Nomination Committee of Securitas AB'. The committee shall hold meetings as often as necessary in order for the Committee to fulfill its duties. However, the Committee shall hold at least one meeting annually. During 2005 the committee has met three times.

According the Swedish Code for Corporate Governance, the majority of the members of the nomination committee is not to be members of the Board of Directors. In addition the chair of the Board of Directors or another Board member is not to chair the nomination committee.

Two out of four members of the Securitas nomination committee are Board members and one of these is the chairman of the committee. The principal owners currently represented in the nomination committee find it important for an efficient continuously ongoing nomination work that there are a limited number of nomination committee members. At the same time, the two major owners must be represented. This results in an equal number of Board members and external members of the nomination committee. A majority of external members would require a total number of five members, which is considered too many. Furthermore, the above mentioned owners find it natural that the representative of the largest shareholder in terms of votes is the chairman of the committee.

Board of Directors

The members of the Board of Directors

According to the Articles of Association the Board of Directors shall have five to ten board members elected by the Annual General Meeting, with no more than two deputy directors. Securitas has nine members elected by the Annual General Meeting, three employee representatives and three deputy employee representatives. At the Annual General Meeting 2005 Anders Frick notified that he wished to resign from the Board of Directors. The Annual General Meeting re-elected Thomas Berglund, Annika Falkengren, Carl Douglas, Gustaf Douglas, Berthold Lindqvist, Fredrik Palmstierna and Melker Schörling and elected the new board members Stuart Graham and Sofia Schörling Högberg. The General Meeting re-elected Melker Schörling as Chairman of the Board. The attorney of law, Mikael Ekdahl, is the permanent secretary of the board. For further information on the members of the Board of Directors, please see page 122.

The responsibilities of the Board of Directors

The Board of Directors is responsible for the Group's organization and administration in accordance with the Swedish Companies Act and appoints the President and CEO, the Audit Committee and the Remuneration Committee. In addition, the Board of

Directors decides on the President and CEO's salary and other remuneration. The Board meets a minimum of six times annually. At least one meeting per year involves visiting the operations of one of the Group's divisions. The Group's auditors participate in the meeting of the Board of Directors in conjunction with the yearly closing of the books.

The procedure of the Board of Directors

The activities of the Board of Directors and the split of responsibility between the Board and Group Management are governed by formal procedures, which are adopted by the Board each year after the Annual General Meeting. According to these rules, the Board shall decide on, among other things, the Group's overall strategy, corporate acquisitions and property investments, in addition to establishing a framework for the Group's operations by approving the Group's budget. The rules include a working instruction for the Chief Executive Officer as well as instruction for the financial reporting. The Board's procedures are documented in a written instruction.

Independence of Board members

The Swedish Code for Corporate Governance requires the majority of the Directors elected by the shareholders' meeting are to be independent of the company and its management, and at least two Directors that are independent of the company and its management should also be independent of the company's major shareholders. The provision is not complied with because of the so called "12-year-rule". Out of nine Board members in total, six are considered as dependent of the company according to the definition of the Code. With respect to five of these, the dependence arises merely due to the so called "12-year-rule". The nomination committee is of the opinion that in a company such as Securitas dependence does not arise merely due to the fact that a Board member has worked with and gained knowledge about the company over a period time.

Board member	Independence in relation to the company	Independence in relation to the shareholders
Melker Schörling	No (owing to: Board member > 12 yrs)	No
Gustaf Douglas	No (owing to: Board member > 12 yrs)	No
Thomas Berglund	No (Managing Director)	Yes
Annika Falkengren	Yes	Yes
Carl Douglas	No (owing to: Board member > 12 yrs)	No
Stuart Graham	Yes	Yes
Berthold Lindqvist	Yes	Yes
Fredrik Palmstierna	No (owing to: Board member > 12 yrs)	No
Sofia Schörling Högberg	Yes	No
Total	**4**	**4**

The work of the Board of Directors

In 2005, the Board held six meetings. The auditors participated and presented the audit at the board meeting in February 2005. The Securitas Systems division made a special presentation to the Board of strategies and financial targets in connection with the acquisition of Hamilton Pacific, USA. The proposed offer to buy back shares in connection with the Employee Shareholder Ownership Program 2002–2007 has been discussed by the Board and submitted to the Annual General Meeting for approval. Special attention was also paid to new Swedish Code for Corporate Governance. During 2005, the five divisions also presented their budgets for 2006 to the Board of Directors.

The attendance of each of the Board members during 2005 is presented below

	Board	Audit Committee	Remuneration Committee
No of meetings 2005	6	4	3
Board of Directors			
Melker Schörling[1]	6	1	1
Gustaf Douglas[2]	6	3	2
Thomas Berglund[3]	6		
Annika Falkengren	4		
Carl Douglas	3		
Berthold Lindqvist[4]	6	3	3
Fredrik Palmstierna	6		
Sofia Schörling Högberg[5]	5		
Stuart Graham[5]	2		
Anders Frick[6]	1	1	
Employee representatives			
Susanne Bergman Israelsson	6		
Rune Lindblad	6		
Göran Norberg	2		
Gunnar Larsson[7]	4		

[1] Resigned from Audit Committee at Statutory Meeting of the Board of Directors April 7, 2005, and was at the same time appointed member of the Remuneration Committee.
[2] Appointed member of Audit Committee at Statutory Meeting of the Board of Directors April 7, 2005 and at the same time resigned from the Remuneration Committee.
[3] Resigned from the Remuneration Committee at Statutory Meeting of the Board of Directors April 7, 2005.
[4] Appointed member of Audit Committee at Statutory Meeting of the Board of Directors April 7, 2005.
[5] Appointed member of Board of Directors at Annual General Meeting April 7, 2005.
[6] Resigned from Board of Directors at Annual General Meeting April 7, 2005, and at the same time resigned from Audit Committee.
[7] Replaced Göran Norberg at Annual General Meeting April 7, 2005.

Financial reporting

The board ensures quality of financial reporting by instructing the Audit Committee to review and recommend all financial reports delivered by the Group to the Board. The financial reporting including valuation issues, judgements and potential changes in estimates and accounting policies when necessary, are continuously considered by the Audit Committee and presented to the Board. The Audit Committee also covers legal matters and litigations on a quarterly basis. All interim reports and the full year reports are approved by the Board.

The auditors of the company annually submit to the Board of Directors a report stating that they have audited the company and the result thereof. This report shall be presented orally by the auditors at the Board Meeting that deals with the year-end report. The Members of the Board shall during this meeting be given the opportunity to ask questions to the auditors. It is expected that the statement by the auditors shall, inter alia, be evident whether the company is organised in a way that makes it possible to supervise, in a safe manner, accounting, management of assets and the financial relations of the company. In addition, the auditors take part in the audit committee meetings which contents are reported back to the Board.

According to the Swedish Code for Corporate Governance the Board of Directors and the Managing Director, immediately before signing the annual report, are to certify that to the best of their knowledge, the annual accounts have been prepared in accordance with good accounting practices for a stock market company and that the information presented is consistent with the actual conditions and that nothing of material value has been omitted that would affect the picture of the company presented in the annual report. Currently no such certification is made. The Board of Directors is of the opinion that liability issues are exhaustively governed by the Swedish Companies Act and that a specific certification as proposed by the Code thus is superfluous.

Audit Committee

The Board of Directors has established an Audit Committee, which operates under the 'Instructions for the Audit Committee appointed by the Board of Directors', that meets with Securitas' auditors at least four times per year. The committee is focused on accounting matters and the presentation of financial information, as well as overseeing risk matters. The committee presents its findings and proposals to the Board, before the Board's decision-making.

The Board of Directors has elected Gustaf Douglas (Chairman) and Berthold Lindqvist as members of the Audit Committee for the period up to and including the Annual General Meeting 2006. The committee met four times in 2005. The New Swedish Code for Corporate Governance and Internal Control have been major topics during 2005.

The Swedish Code for Corporate Governance requires the Board to establish an audit committee consisting of at least three Directors. The majority of the audit committee members should be independent of the company and senior management. At least one member of the committee is to be independent of the company's major shareholders.

At present the Audit Committee has only two members and one of these is not independent of the company. It is the intention of the Board of Directors to increase the number of audit committee members to three, as soon as any of the independent Board members who were elected during recent years has obtained the necessary knowledge about the company in order to carry out a meaningful work within the committee.

Remuneration committee

The Board has also formed a Remuneration Committee to deal with all issues regarding salaries, bonuses, options and other forms of compensation for Group Management, as well as other management levels if the Board of Directors so decides. The committee presents its proposals to the Board, before the Board's decision-making.

The Board of Directors has elected Melker Schörling (Chairman) and Berthold Lindqvist as members of the Remuneration Committee for the period up to and including the Annual General Meeting 2006. The committee held three meetings during 2005.

Information on remuneration to Board of Directors and senior Management is disclosed in the notes and comments to the consolidated financial statements 2005.

Group Management

Group Management is charged with overall responsibility for conducting the business of the Securitas Group in line with the strategy and long-term goals adopted by the Board of Directors of Securitas AB. Group Management 2005 comprised of the President and CEO, the Executive Vice President and CFO and five executives, each representing a division. For further information on the members of the Group Management, please refer to page 123.

Auditors

The Annual General Meeting 2004 elected PricewaterhouseCoopers AB as audit firm, with authorized public accountant Göran Tidström as auditor in charge, for a period of four years.

The auditors work is performed from an audit plan, which is determined in agreement with the Audit Committee and Board of Directors. The auditors participate in all meetings with the audit committee and present their findings from the review at the Board meeting in February. In addition the auditors shall annually inform the Board of Directors about services rendered in excess of the audit, fees received for such services and other circumstances that might effect the evaluation of the auditor's independence. The auditors shall also participate in the Annual General Meeting, presenting their performed audit work, findings and conclusions.

The audit is performed in compliance with the Swedish Company's Act and good auditing practice in Sweden, which is based on international accounting standards by International Federation of Accountants (IFAC). The auditors have, upon instruction from the Board of Directors, conducted a general examination of the interim report for the period January 1 until June 30, 2005.

Göran Tidström has been an auditor of Securitas AB since 1999. In addition to the Securitas assignment, he acted auditor in charge for TeliaSonera, Trelleborg, IFS, Studsvik and Arla Foods among other stock listed companies in 2005.

Audit fees and reimbursement

The following fees and reimbursements to auditors and audit firms have been paid for audit and other review in accordance with existing laws, as well as for advice and assistance in combination with undertaken reviews. Fees have also been paid for independent advice. The main part of the advice is audit related consultations in accounting and tax matters in relation to restructuring work.

Audit fees and reimbursement (PwC)

	Group			Parent Company		
MSEK	2005	2004	2003	2005	2004	2003
Audit Assignment	46.7	41.5	29.3	6.9	5.9	6.3
Other Assignments	47.3	62.7	73.6	3.0	10.4	16.8

Communication Policy

Securitas has adopted a Communication Policy in accordance with the stock market's requirements for information, aimed at ensuring that the company fulfils these requirements. The Policy has been approved by the Board of Directors and applies to the Board of Directors, Group and Divisional Management as well as Country and Regional management of Securitas and covers both written information and verbal statements.

The policy states that communication shall be used in a comprehensive manner in order to create an understanding and knowledge of Securitas' strategy, business operations and financial position. Securitas' financial and other communication shall at all times comply with the Stock Exchange Rules and other relevant rules and legal obligations that might apply to Securitas, as well as with general stock market practice. Communication shall also create a flow of consistent actions between our company, employees and the surrounding world. Moreover, communication shall make it possible to exchange ideas within the organization and to contribute to increasing the quality of our communication efforts.

The Board is responsible for public communications regarding Corporate Governance matters and procedures for the work of the Board of Directors in Securitas AB. In addition, the Board of Directors is responsible for the company's compliance with the rules of the Stockholm Exchange and shall also adopt a separate policy for insider trading in Securitas AB.

Securitas' management philosophy is based on decentralization, that is, responsibility and authority shall be as close as possible to the daily business. The CEO has the overall responsibility for Securitas' communication except the areas of Board responsibilities. Divisional Presidents are responsible for communication of operational matters and business development regarding their specific area of responsibility. The divisional information should be of non-financial character and should not impact the valuation of Securitas. Country and regional presidents are responsible for local media and market communication that are operational and of non-financial character. The Group should always coordinate and approve all external communication that is expected to have any impact on the valuation of Securitas.

The Group is fully focused on creating shareholder value, which includes providing the investment community with high quality financial information

The objective of Securitas Investor Relations department is to make sure that the company's communications at all times comply with the applicable law and stock market rules and regulations that apply to Securitas as a listed company. Furthermore, the objective is to maintain an excellent relationship with the financial community, including the financial press, by pro-actively providing relevant and timely information in a professional manner. The policy include routines for year-end report and interim reports, the annual report, the Annual General Meeting, press releases, press and telephone conferences, road shows, investor meetings, capital market days and the company web site. Finally, the Communications Policy also covers crisis communication and information leaks.

Insider Policy and records

The Board of Directors of Securitas AB has adopted an Insider Policy as a complement to the insider legislation in force in Sweden. This policy is applicable to all persons reported to the Swedish Financial Supervisory Board as holding insider positions in Securitas AB (subsidiaries included) as well as certain other categories of employees. Each person covered by the Insider Policy is individually notified thereof.

The Insider Policy sets the routine for "closed periods," where trading in financial instruments issued by (or related to shares in) Securitas AB is prohibited during 30 days prior to the publication of financial reports, the day of publication included. In addition, trading is prohibited during the two business days immediately following the day of publication of financial reports.

For individuals covered by the Insider Policy, the rule is that acquired financial instruments issued by (or related to shares in) Securitas AB, the corresponding number of financial instruments may not, be sold until three months after the acquisition, at the earliest. However, listed shares in Securitas AB may be sold within the three month-period if the share price has decreased below the acquisition price.

The list of persons holding an insider position in Securitas AB, which is kept by the Swedish Financial Supervisory Board, is regularly reviewed. Securitas AB also maintains an internal insider register in accordance with the instructions issued by the CEO. Such register shall include, inter alia, information about all persons having access to inside information, the type of registered inside information and the date when the register was updated.

An insider trading report covering all insider trading activities in Securitas AB, is presented every calendar quarter to the Board of Directors, the auditors and Group Management.

Code of Conduct

Securitas has adopted a Code of Conduct to ensure that the company upholds and promotes the highest ethical business standards. Securitas supports and respects fundamental human rights and recognizes the responsibility to observe those rights wherever Securitas operates. The company also believes in building relationships based on mutual respect and dignity with all employees. Securitas will not use forced, involuntary or underage labor and will respect the right of all employees to form and join trade unions. Securitas is an equal opportunity employer and does not tolerate bullying or harassment. Securitas also recognizes the importance of open communication with everyone who is in contact with the operations, including clients, workforce, investors and the general public.

Review of the Corporate Governance Report

As an extension of our audit assignment we have, upon Instruction from the Board of Directors, reviewed the Corporate Governance Report (page 124–129) of Securitas AB for 2005. Our review has not included the report of the Board of Directors on how the internal control dealing with the financial reporting is organised and how well it has functioned during the most recent financial year. The Corporate Governance Report has been drawn up in accordance with the guidelines set out in the Swedish Code for Corporate Governance.

Stockholm February 17, 2006

PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Auditor in charge

Anna-Carin Bjelkeby
Authorized Public Accountant

Organization of Corporate Governance


SHAREHOLDERS
ANNUAL GENERAL MEETING
Nomination Committee
Election of auditors
BOARD OF DIRECTORS
Remuneration Committee
Audit Committee
GROUP MANAGEMENT
Business development, Group
Management development
Remuneration structure
Reporting and accounting
Financing/Treasury
Risk/Assurance/Legal
Acquisition
DIVISION MANAGEMENT
Business development, Divisions
Business
Reporting and accounting
Risk
OPERATING UNIT
Country/region,
area, branch office
Business development,
country/region
Business
Reporting and accounting
Risk

Report of the Board of Directors – Internal control

Introduction

The Board of Directors is, in accordance with the Swedish Companies Act and the Swedish Code of Corporate Governance, responsible for the internal control.

This report has been prepared in accordance with section 3.7.2 and 3.7.3 in the Swedish Code of Corporate Governance, and is therefore limited to internal controls over financial reporting. This report does not form a part of the Annual Accounts.

Securitas' system of internal control is designed to manage rather than eliminate risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material financial reporting misstatement or loss.

Control environment

The Group has established a governance framework. The key features of the control environment within the framework include; the clear terms of reference of the Board and each of its committees, a clear organizational structure, with documented delegation of authority from the Board to Group Management, the quality of employees and a series of Group policies, procedures and frameworks.

The overall Group operates in a flat and specialized organization whereby managers are given clear objectives and are authorized to make their own decisions and develop their operations close to the customers. Delegation of authority is documented in an approval matrix that provides a clear direction for managers at all levels.

Emphasis is placed on the quality and abilities of the Group's employees with continuous education, training and development actively encouraged through a wide variety of schemes and programs. The Group has adopted a set of values to act as a framework for the employees to exercise judgment and make decisions on a consistent basis.

The Group's major financial policies, procedures and frameworks include a comprehensive manual, "Financial Policies and Guidelines," a Reporting Manual, the Six Fingers financial model for financial control, the Group Treasury Manual and the IT Security Manual. These are all periodically reviewed and updated.

Risk assessment

At the highest level, the Board considers where future strategic opportunities and risks lie every time it meets and helps shape the corporate strategy going forward. Accountability for managing operational risks is clearly assigned to the Group, Divisional and local management. The Group Management team has the day-to-day responsibility for the identification, evaluation and management of risks and for the implementation and maintenance of control systems in accordance with the Board's policies. Specifically, Divisional Management and established functional committees have the responsibility to ensure that there is a process throughout the division to create risk awareness. Operating unit managers and country risk managers are responsible for ensuring that risk management is part of the local corporate culture at all levels within a country.

The Group has an established, but evolving, system of business risk management, which is integrated into the Group's business planning and performance monitoring processes. Additionally, business risk evaluating workshops and risk reviews are conducted routinely throughout the Group. Procedures exist to ensure that significant risks and control failures are escalated to Group Management and the Board, as necessary, on a periodic basis.

Control activities

Internal control covers all divisions and subsidiaries in the Group and includes methods and activities for securing assets, controlling the accuracy and reliability of internal and external financial reports and ensuring compliance with defined guidelines.

Self-assessment

Every operating unit throughout the Group annually performs a self assessment control of the compliance with Financial Policies and Guidelines, the Reporting Manual and the IT Security Manual. An extensive questionnaire is used to measure to what extent defined requirements are fulfilled. The self-assessment control is signed off by the President as well as the controller within the respective entities. As a part of the process, the external auditor performs a validation of the answers made in the questionnaire. Answers are compiled on a divisional level as well as on a Group level in order to support benchmarking within a division or between divisions. Reported deviations include written comments on planned improvements to address deviations and a deadline for when planned actions will be in place. All reports are made available to Divisional Management, Group Management and the Audit Committee.

Risk and control diagnostics

The Group engages third parties to perform risk and control diagnostics in functional areas which by nature have high inherent risk – for instance the group's major IT functions and treasury function. The findings from these diagnostic reviews are made available to Group Management and the Audit Committee.

Financial reporting

Controllers at all levels have a key role in terms of integrity, professionalism and the ability to work in teams in order to create the environment that is needed to achieve transparent, relevant and timely financial information. Local controllers within the divisions are responsible for ensuring compliance with the approved set of policies and frameworks and that internal control procedures in relation to financial reporting are implemented. The controller is also responsible for reporting financial information that is correct, complete and on time. In addition, each division has a Divisional Controller with corresponding responsibilities at an aggregated level.

Letter of representation

The Group has a representation process, in which operating unit managers and controllers in connection with year-end signs a letter of representation stating their opinion on whether or not the internal control over financial reporting and the report packages give a true and fair view of the financial position.

Acquisition routines

The Group has specific policies and procedures to ensure that all acquisitions of any business are appropriately approved and rigorously analyzed for the financial and operational implications of the acquisition. The Group also conducts post acquisition appraisals on a periodic basis.

Information and communication

The communication program in effect is constantly being developed to ensure that all staff are given clear objectives and are made aware of the parameters that constitute acceptable business practice and the expectation of the Board in managing risks. This provides a clear definition of the Group's purpose and goals, accountabilities and the scope of permitted activities of employees.

Systems and procedures have been implemented to provide management with necessary reports on the business performance relative to established objectives. Appropriate information systems exist to ensure that reliable and timely information is made available to management, enabling them to carry out their responsibilities adequately and efficiently.

Monitoring

Board of Directors

The activities of the Board of Directors and division of responsibility between the Board and Group Management are governed by formal procedures.

The Board considers risk assessment and control to be fundamental to achieving its corporate objectives with an acceptable risk/reward profile and is a part of the ongoing process for identifying and evaluating significant risks faced by the Group and the effectiveness of related controls. The processes used by the Board in order to review the effectiveness of the system of internal control include:

- Discussion with Group Management on risk areas identified by the Group Management and the performed risk assessment procedures
- Review of significant issues arising from the external audits and other reviews/investigations

The Board of Directors has established an Audit Committee in order to provide independent oversight of the effectiveness of the Group's internal control systems and financial reporting process.

Audit Committee

The Audit Committee reviews all annual and quarterly financial reports before recommending their publication on behalf of the Board. In particular, the Audit Committee discusses significant accounting policies, estimates and judgments that have been applied in preparing the reports.

The Audit Committee supervises the quality and independence of the external auditors.

Group Management

Group Management reviews performance through a comprehensive system of reporting based on an annual budget, with monthly business reviews against actual results, analysis of variances, key performance indicators (Six Fingers adapted by division) and regular forecasting. This reporting is also reviewed by the Board.

Functional committees

The Group has established a number of functional committees including Reporting, Treasury, Insurance/Risk, Legal, Tax, IT and Compliance. These committees include the Group CFO and the appropriate functional area experts. The main purpose of these functional committees is to determine appropriate policies, communicate these policies, and ensure local understanding (including training) of policies and to monitor key issues within each area of responsibility. All committees regularly prepare a report for the Audit Committee.

Function for Management Assurance

In 2005 a need to create an objective coordinating function in relation to certain internal control activities at Group level was identified. As such, a new function has been established reporting directly to the Group CFO with an open line of communication to the Audit Committee. In line with one of the Group's fundamental principals, it is developing this function step-by-step and foresees further evolution over the next few years. The current responsibilities include:

- Assisting in the control self-assessment process specifically ensuring follow up where required.
- Monitoring the results of the risk and control diagnostics workshops undertaken during the year and ensuring appropriate follow up of agreed actions.
- Monitoring communication from the external auditors and ensuring prompt follow up on any recommendations impacting the internal controls of the company.
- Coordinating the process of updating and renewing the Financial Policies and Guidelines, the Reporting Manual and the IT Security Manual.

Group Legal function

This function has responsibility for maintaining an adequate infrastructure to ensure that legal matters are appropriately brought to the attention of Group Management on a timely basis. In addition, this function follows up on any legal risk exposures identified by each Operating Unit and a large claims report is presented to the Audit Committee on a quarterly basis. In addition, a full consolidated legal report is compiled twice a year and is available to the Group Management and the Audit committee.

Internal audit function assessment

Basis for assessment

In compliance with the requirements of §3.7.3 of the Swedish Code of Corporate Governance, the Board has developed a process to evaluate the need for the Group to develop an internal audit function. The foundation of the Board's assessment is to consider how the existence of an internal audit function would help it achieve its objectives and create shareholder value by adding an objective analysis on how the Board and Group Management manages risks and monitors operations.

The assessment process highlighted certain inherent risks in the Group's business model and organizational structure such as the decentralized structure, and a result driven culture. The assessment process also involved analyzing the major control mechanisms in place to address these inherent risks.

A summary of these controls is listed above and they had a significant influence on the Board's analysis. The Board's intention is to build off the recently created function for monitoring the internal control.

Assessment

In the light of the assessment made, it has not been deemed necessary to create a special Internal Audit Function. The assessment performed by the Board of Directors will hereafter be done on yearly basis as a part of the corporate governance process within the Group.

Organization of internal control


SHAREHOLDERS
BOARD OF DIRECTORS
Audit Committee
CEO
CFO
Coordination of Internal Control
External audit
Group Management
Risk and control diagnostics performed by external party
Division Management
Division Controllers
Division activities
Division audit
Operating Management (Country, region, branch office)
Local Controllers
Local activities
Local audit
1. Ownership of risk
2. A strong controller organization
3. Monitoring of internal control
4. Audit
Direct line of reporting
Coordination responsibility



Billy Tyus works as a Security Officer at the Mirada Homeowners Association gated community in California, USA, and monitors residents and visitors entering and leaving the area. He keeps in contact with his colleagues, who guard other parts of the area through beat patrols and permanent guarding, by walkie-talkie.

Reporting dates

Securitas will publish the following financial reports during 2006

Interim reports 2006

January–March	May 9, 2006
January–June	August 10, 2006
January–September	November 16, 2005
Annual General Meeting	April 3, 2006

Financial information

All financial information may also be requested from:

Securitas Services Ltd.
Investor Relations
Berkshire House,
3 Maple Way, Feltham
Middlesex TW13 7AW, Great Britain.
Telephone +44 20 8432 6500,
Fax +44 20 8432 6520
E-mail info@securitasgroup.com

Financial analysts who cover Securitas

Company name	Name
ABG Securities	Henrik Vikström/Jesper Wilgodt
Alfred Berg	Henrik Fröjd
CAI Cheuvreux	Niklas Ekman
Carnegie Fondkommission	Carsten J. Leth
Cazenove	Robert Plant
Citigroup	Edward Steele
Credit Suisse First Boston	Robert Harris
Danske Equities	Peter Trigarszky
Deutsche Bank	Nicholas Ward
Dresdner Kleinwort Wasserstein	Andrew Brooke/David Greenall
Enskilda Securities	Stefan Andersson
Exane BNP Paribas	Laurent Brunelle
Goldman Sachs International	Tom Sykes
Hagströmer & Qviberg	Jesper Norberg
Handelsbanken Capital Markets	Torben Sand
Jyske Bank	Jesper Klitgaard Frederiksen
Kaupthing	John Hernander
Merrill Lynch	Andrew Ripper
Morgan Stanley Dean Witter	David Allchurch
Swedbank	Stefan Stjernholm
Sydbank	Jacob Pedersen
UBS Warburg	Jaime Brandwood/Mark Shepperd
Öhman Fondkommision	Rolf Karp

Convening notice to Annual General Meeting of Securitas AB (publ)

The shareholders of Securitas AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. CET on Monday 3 April 2006, in "Vinterträdgården" at the Grand Hotel, Stockholm, entry via "Royal entré", Stallgatan 6. Registration for the General Meeting begins at 4.00 p.m. CET.

Right to attend

Shareholders who wish to attend the General Meeting must:

(i) be recorded in the share register maintained by the Swedish Central Securities Depository ("VPC"), made as of Tuesday 28 March 2006;
and

(ii)) notify Securitas of their intent to participate in the General Meeting at the address: Securitas AB, "General Meeting", P.O. Box 47021, SE-100 74 Stockholm, Sweden, by telephone +46 8 657 74 74, by telefax +46 8 657 74 85 marked "Securitas General Meeting" or via the company website www.securitasgroup.com/agm2006, by 4.00 p.m. Tuesday 28 March 2006, at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. Proxy and representative of a legal person shall submit papers of authorisation prior to the General Meeting. As confirmation of the notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares must request their bank or broker to have their shares temporarily owner-registered with VPC. Such registration must be made as of Tuesday 28 March 2006 and the banker or broker should therefore be notified in due time before the said date.

Securitas is organized in five specialized divisions – Security Services USA, Security Services Europe, Securitas Systems, Direct and Cash Handling Services. The five divisions provide the operational structure for Securitas' business proposition as well as for internal control and reporting.

Each division is specialized with its own divisional management team and organization in every country of operation. A clear strategy and allocated resources enable the division to act independently within the Group to serve customers and fulfill objectives. There are more than 3,000 branch offices in Securitas, each responsible for its own customers, employees and profitability.

The many local branch offices create the foundation for the daily business.

Given the strength, specialization and maturity that the divisions have achieved, the Board has proposed to transform three of the divisions into independent specialized security companies: Loomis Cash Handling Services AB, Securitas Direct AB och Securitas Systems AB.

Countries/regions of operation per division

Security Services USA

Division office
2 Campus Drive
Parsippany,
NJ 07054-44687
USA
Tel: +1 973 267 5300

Guarding Regions, USA
North Central
Downers Grove, Illinois
East Central
Indianapolis, Indiana
South Central
Houston, Texas
Mid Atlantic
Frederick, Maryland
New England
Boston, Massachusetts
New York/New Jersey
Parsippany, New Jersey
South East
Kennesaw, Georgia
Rocky Mountains
Phoenix, Arizona
Northern California
Walnut Creek, California
Southern California/Hawaii
Orange, California
National Accounts
Westminster, Colorado

Specialty Regions, USA
Automotive Services
Detroit, Michigan
Energy
Parsippany, New Jersey
Government Services
Springfield, Virginia

Other operations
Canada[1]
Toronto
Mexico[1]
Monterrey
Consulting & Investigation
Parsippany, New Jersey

Security Services Europe

Division office
Lindhagensplan 70
P.O. Box 12545
SE-102 90 Stockholm
Sweden
Phone: +46 8 657 74 00

Countries
Austria, *Wien*
Belgium, *Brussels*
Czech Republic, *Prague*
Denmark, *Copenhagen*
Estonia, *Tallinn*
Finland, *Helsinki*
France, *Paris*
Germany, *Düsseldorf*
United Kingdom, *London*
Hungary, *Budapest*
Ireland, *Dublin*
Netherlands, *Amsterdam*
Norway, *Oslo*
Poland, *Warsaw*
Portugal, *Lisbon*
Spain, *Madrid*
Sweden, *Stockholm*
Switzerland, *Lausanne*
Argentina[2], *Buenos Aires*

Securitas Systems

Division office
Lindhagensplan 70
P.O. Box 12545
SE-102 90 Stockholm
Sweden
Phone: +46 8 657 74 00

Regions, USA
North
Boston, Massachusetts
Response
Boston, Massachusetts
South
Norcross, Georgia
West
La Mirada, California

Countries, Europe
Belgium, *Brussels*
Denmark, *Copenhagen*
Finland, *Helsinki*
France, *Paris*
Germany, *Düsseldorf*
United Kingdom, *London*
Ireland, *Dublin*
The Netherlands, *Amsterdam*
Norway, *Oslo*
Portugal, *Lisbon*
Spain, *Madrid*
Sweden, *Stockholm*

Direct

Division office
Stora Nygatan 31
SE-211 37 Malmö
Sweden
Phone: +46 40 611 69 41

Countries
Belgium, *Brussels*
Denmark, *Copenhagen*
Finland, *Helsinki*
France, *Paris/Lyon*
The Netherlands, *Geldrop*
Norway, *Oslo*
Portugal, *Lisbon*
Spain, *Madrid*
Sweden, *Linköping*

Cash Handling Services

Divisionskontor
Securitas Cash Handling
Services, Inc.
1291 Boston Post Road,
Suite 101
Madison, CT 06443
USA
Tel: +1 203 458 4842

Regions, USA
Western
Salt Lake City, Utah
South Central
Dallas, Texas
Mid West
Chicago, Illinois
North East
Attleboro, Massachusetts
South East
Atlanta, Georgia

Countries, Europe
Austria, *Vienna*
Denmark, *Copenhagen*
Finland, *Helsinki*
France, *Lutterbach*
United Kingdom, *Nottingham*
Norway, *Oslo*
Portugal, *Lisbon*
Spain, *Madrid*
Sweden, *Stockholm*
Switzerland, *Zurich*

[1] Included in Security Services USA as of 2005.
[2] Included organizationally in Security Services Europe.


SECURITAS

Integrity Vigilance Helpfulness

www.securitasgroup.com

Securitas Services Ltd.
Berkshire House, 3 Maple Way,
Feltham, TW13 7AW, United Kingdom
Telephone +44 20 8432 6500
Fax +44 20 8432 6505

Securitas AB
Box 12307, SE-102 28 Stockholm, Sweden
Telephone +46 8 657 74 00
Fax +46 8 657 70 72
Visiting address: Lindhagensplan 70

Securitas Treasury Ireland Ltd.
Ground Floor, Plaza 1, Custom House Plaza
I.F.S.C., Dublin 1, Ireland
Telephone +353 1 435 0100
Fax +353 1 435 0195

HALVARSSON & HALVARSSON PHOTO: MATS LUNDQVIST, ROLAND FALKENSTEIN, PICTURE 1-3, PAGE 45, RALF BAUMGARTEN, PICTURE 1-2, PAGE 53 PRINT: LARSSON OFFSETTRYCK AB